Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. This document contains details of proposals which, if implemented, will result in the cancellation of the listing of the Randgold Shares on the Official List and of trading of Randgold Shares on the London Stock Exchange’s main market for listed securities and the cancellation of the listing of Randgold ADSs on NASDAQ. Part 2 (Explanatory Statement) of this document comprises an Explanatory Statement in compliance with Article 126 of the Jersey Companies Law.

If you are in any doubt about the contents of this document or the action you should take, you are recommended to seek your own independent personal financial advice immediately from your stockbroker, bank manager, accountant, fund manager or other appropriate independent financial adviser duly authorised under the Financial Services and Markets Act 2000 (as amended), if you are resident in the UK, or from another appropriately authorised independent financial adviser if you are resident in a territory outside the UK.

If you sell or have sold or otherwise transferred all of your Randgold Shares, please send this document, together with all accompanying documents (other than documents or forms personal to you) and any reply-paid envelope at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. However, such documents must not be forwarded or transmitted in, into or from any jurisdiction in which such act would constitute a violation of the relevant laws or regulations of such jurisdiction. If you sell or have sold or otherwise transferred only part of your holding of Randgold Shares, you should retain these documents and consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

The release, publication or distribution of this document and/or the accompanying documents (in whole or in part) in or into or from jurisdictions other than the United Kingdom, Jersey, Canada or the United States may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Recommended All-Share Merger

of

RANDGOLD RESOURCES LIMITED

(a company incorporated under the laws of Jersey with registration number 62686)

with

BARRICK GOLD CORPORATION

(a public company incorporated under the laws of Ontario, Canada with registration number 1787274)

to be effected by means of a Scheme of Arrangement

under Article 125 of the Companies (Jersey) Law 1991

Circular to Randgold Shareholders and Explanatory Statement

Notice of Jersey Court Meeting and Notice of Extraordinary General Meeting

The New Barrick Shares to be received by Scheme Shareholders under the Scheme have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States and no regulatory clearances in respect of the registration of New Barrick Shares have been, or will be, applied for in any such jurisdiction. It is intended that the New Barrick Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. Under applicable US securities laws, Randgold Shareholders who are or will be “affiliates” of Barrick within 90 days prior to or after the Effective Date will be subject to certain transfer restrictions relating to the New Barrick Shares received in connection with the Scheme. Randgold ADS Holders should refer to paragraph 12 of Part 1 (Letter from the Non-Executive Chairman of Randgold) of this document.

Application has been made to the TSX and the NYSE to list the New Barrick Shares on the TSX and on the NYSE. Listing of the New Barrick Shares is subject to TSX and NYSE approval and must be obtained prior to the closing of the Merger.

The transactions contemplated herein have not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the transaction or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The securities to be issued as described herein have not been approved or disapproved by the SEC or the securities regulatory authority of any state of the United States, nor has the SEC or any United States state securities regulatory authority passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence.

Neither this document nor any of the accompanying documents do or are intended to, and do not, constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval pursuant to the Scheme or otherwise, in any jurisdiction in which such offer, invitation or solicitation is unlawful. This document is not a prospectus for the purposes of either the Companies (General Provisions) (Jersey) Order 2002, the Control of Borrowing (Jersey) Order 1958 or the Collective Investment Funds (Certified Funds — Prospectuses) (Jersey) Order 2012.

This document, together with the accompanying Forms of Proxy and including all information incorporated into this document by reference to another source, should be read as a whole. Your attention is drawn to the letter from the Chairman of Randgold in Part 1 (Letter from the Non-Executive Chairman of Randgold) of this document, which contains the unanimous recommendation of the Randgold Directors that you vote in favour of the Scheme at the Jersey Court Meeting and the Special Resolution to be proposed at the Extraordinary General Meeting. A letter from CIBC and Barclays explaining the Scheme appears in Part 2 (Explanatory Statement) of this document and constitutes an explanatory statement in compliance with Article 126 of the Jersey Companies Law.

Notices of the Shareholder Meetings, which will be held at the offices of Ogier at 44 Esplanade, St Helier, Jersey JE4 9WG on 5 November 2018, are set out in Part 12 (Notice of Jersey Court Meeting) and Part 13 (Notice of Extraordinary General Meeting) of this document. The Jersey Court Meeting will start at 9.00 a.m. on that date, and the Extraordinary General Meeting at 9.15 a.m. (or as soon thereafter as the Jersey Court Meeting shall have concluded or adjourned).

The action to be taken in respect of the Shareholder Meetings is set out on pages 1-3 of this document. A blue Form of Proxy for use in connection with the Jersey Court Meeting and a white Form of Proxy for use in connection with the Extraordinary General Meeting accompany this document. You are asked to complete and return the enclosed Forms of Proxy in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by Randgold’s registrar, Computershare, not later than 24 hours before the time appointed for the relevant Shareholder Meeting or, in the case of any adjournment, not later than 24 hours before the time fixed for the adjourned Shareholder Meeting.

If you hold your Randgold Shares in uncertificated form (i.e. in CREST), you may vote using the CREST proxy voting service in accordance with the procedures set out in the CREST Manual (please also refer to the accompanying notes to the Notice of the Extraordinary General Meeting set out in Part 12 (Notice of Jersey Court Meeting) and Part 13 (Notice of Extraordinary General Meeting)). Proxies submitted via CREST (under CREST participant ID 3RA50) must be received by Randgold’s registrar, Computershare, not later than 24 hours before the time appointed for the relevant Shareholder Meeting or, in the case of any adjournment, not later than 24 hours before the time fixed for the adjourned Shareholder Meeting.

However, if the blue Form of Proxy for the Jersey Court Meeting is not lodged by the relevant time, the blue Form of Proxy may be handed to Randgold’s registrar, Computershare, on behalf of the Chairman of the Jersey Court Meeting, or to the Chairman of the Jersey Court Meeting, before the start of the Jersey Court Meeting.

In the case of the Extraordinary General Meeting, if the white Form of Proxy is not lodged by the relevant time, it will be invalid unless the Extraordinary General Meeting is adjourned for not more than 48 hours, in which case the white Form of Proxy may be handed to a representative of Randgold’s registrar, Computershare, on behalf of the Chairman of the Extraordinary General Meeting, or to the Chairman of the Extraordinary General Meeting, before the start of the Extraordinary General Meeting.

The return of a completed Form of Proxy, submitting a proxy vote electronically or transmitting a CREST Proxy Instruction will not prevent you from attending in person the Jersey Court Meeting, or the Extraordinary General Meeting, or any adjournment thereof, and voting in person if you so wish and are so entitled.

Certain terms used in this document are defined in Part 11 (Definitions) of this document.

i

IMPORTANT NOTICES

Canadian Imperial Bank of Commerce, London Branch (CIBC), which is supervised and regulated by the Office of the Superintendent of Financial Institutions in Canada and, in the UK, authorised by the PRA, subject to regulation by the FCA and limited regulation by the PRA, is acting exclusively as financial adviser to Randgold and no one else in connection with the Merger, and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of CIBC or for providing advice in relation to the Merger or other matters referred to in this document. Neither CIBC nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of CIBC in connection with the Merger, any statement contained herein or otherwise.

Barclays Bank PLC, acting through its Investment Bank (Barclays), which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for Randgold and no-one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of Barclays or for providing advice in relation to the Merger or any other matters referred to in this document. Neither Barclays nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Barclays in connection with any matter referred to in this document or otherwise.

M. Klein and Company, LLC (M. Klein and Co.), which is authorised by the SEC and regulated in the United States by the Financial Industry Regulatory Authority (FINRA) and the SEC, is acting exclusively for Barrick and no one else in connection with the Merger and will not be responsible to anyone other than Barrick for providing the protections afforded to clients of M. Klein and Co. or for providing advice in relation to the Merger or any other matter referred to in this document. Neither M. Klein and Co. nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of M. Klein and Co. in connection with any matter referred to in this document or otherwise.

Morgan Stanley & Co. International plc, acting together with its affiliate, Morgan Stanley Canada Limited (Morgan Stanley), is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom and is acting exclusively as financial adviser to Barrick and no one else in connection with the Merger, this document and the matters described herein. Morgan Stanley will not be responsible to anyone other than Barrick for providing the protections afforded to its clients or for providing advice in relation to the Merger or any other matters referred to in this document or otherwise. Neither Morgan Stanley nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Morgan Stanley in connection with the Merger, this document or any statement contained herein.

The technical and scientific information relating to Randgold and its assets contained in this document has been reviewed and approved by Simon Bottoms, Group Mineral Resource Manager for Randgold and Rodney Quick, Group General Manager Evaluations for Randgold who are Randgold’s Qualified Persons as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (NI 43-101).

The technical and scientific information relating to Barrick and its assets contained in this document has been reviewed and approved by Rick Sims, Registered Member SME, Vice President, Reserves and Resources of Barrick, a Qualified Person.

Barrick has made an application to the TSX and the NYSE for the New Barrick Shares to be listed for trading. The decision on such listings is at the sole discretion of the TSX and NYSE respectively. It is a condition of closing the Merger that the TSX and the NYSE shall have conditionally approved the listing of the New Barrick Shares. It is expected that such listings will become effective and that dealings for normal settlement in the New Barrick Shares will commence shortly after the Scheme becomes effective.

As required under applicable Canadian securities law, Barrick filed the Barrick Information Circular with the Canadian Securities Administrators and the SEC on or about the date of this document setting out detailed information regarding the Merger, the New Barrick Group and the New Barrick Shares. Further copies can be accessed by Randgold Shareholders who are not based in a Restricted Jurisdiction on the website of Barrick at www.barrick.com and under Barrick’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ii

IF THE SCHEME BECOMES EFFECTIVE, YOU WILL BECOME A SHAREHOLDER IN BARRICK, the common shares of which are listed on the TSX and the NYSE. Your attention is therefore drawn to the Barrick Information Circular. Randgold Shareholders should read the Barrick Information Circular and other documents filed by Barrick in respect of the Merger carefully and in their entirety.

The contents of this document are not to be construed as legal, business, financial or tax advice.

The statements contained in this document are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth in this document since such date.

No person has been authorised to give any information or make any representations contained in this document and, if given or made, any such information or representations must not be relied upon as having been so authorised by Randgold, the Randgold Directors, Barrick, the Barrick Responsible Persons, or by M. Klein and Co., Morgan Stanley, CIBC, Barclays, or any other person involved in the Merger.

HELPLINE

If you have any questions about this document, the Jersey Court Meeting or the Extraordinary General Meeting or how to complete the Forms of Proxy, please call Computershare between 8.30 a.m. and 5.30 p.m. on Monday to Friday (except public holidays) on 0370 707 4040 (from within the UK) or +44 370 707 4040 (from outside the UK). Please note that calls may be monitored or recorded and Computershare cannot provide legal, tax or financial advice or advice on the merits of the Scheme.

Randgold ADS Holders who have any questions should contact the Randgold ADS Depositary using the contact details provided on the ADS Voting Instruction Card provided to you or found at www.citi.com/dr. If you hold Randgold ADSs indirectly you should contact the bank, broker, financial institution or administrator through which you hold such Randgold ADSs.

NOTICE TO OVERSEAS SHAREHOLDERS

The release, publication or distribution of this document in, into or from jurisdictions other than the United Kingdom, Jersey, Canada or the United States may be restricted by law. Therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom, Jersey, Canada or the United States, or Randgold Shareholders who are not resident in and citizens of the United Kingdom, Jersey, Canada or the United States, should inform themselves of, and observe, any applicable requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Barrick and Randgold and persons involved in the Merger, disclaim any responsibility or liability for the violation of such restrictions by any person. In particular, the ability of persons who are not resident in the United Kingdom, Jersey, Canada or the United States to vote their Randgold Shares with respect to the Scheme at the Jersey Court Meeting and the Extraordinary General Meeting, or to execute and deliver Forms of Proxy appointing another to vote at the Jersey Court Meeting or the Extraordinary General Meeting on their behalf, may be affected by the laws of the relevant jurisdiction in which they are located.

This document is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities of Barrick, or the solicitation of any vote or approval in any jurisdiction: (i) in which such offer or invitation is not authorised; (ii) in which the person making such offer or invitation is not qualified to do so; or (iii) in which, or to any person to whom, it is unlawful to make such offer, solicitation or invitation or would impose any unfulfilled registration, publication or approval requirements on Randgold, Barrick, or any of their respective directors, officers, agents and advisers. The Merger will be made solely by means of this document, which contains the full terms and conditions of the Merger including details of how to vote in respect of the Scheme. Any vote in respect of the Scheme or other response in relation to the Merger should be made only on the basis of the information contained in this document.

iii

Unless otherwise determined by Randgold or Barrick or required by the Code, and permitted by applicable law and regulation, the Merger will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Merger within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to their full observance of the laws of the relevant jurisdiction in connection with the Merger, the distribution of this document and any accompanying documents, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed, the allotment and issue of New Barrick Shares following the Merger becoming effective and the payment of any issue, transfer or other taxes due in such jurisdiction.

If, in respect of any Overseas Shareholder, Barrick is advised that the allotment and issue of New Barrick Shares would or might infringe the laws of any jurisdiction outside the United Kingdom, Jersey, Canada or the United States, or would or might require Barrick to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of Barrick, it would be unable to comply or which it regards as unduly onerous, Barrick may determine either: (a) that the relevant Overseas Shareholder’s entitlement to New Barrick Shares pursuant to the Merger shall be issued to such Overseas Shareholder and then sold on his behalf as soon as reasonably practicable at the best price which can be reasonably obtained at the time of sale, with the net proceeds of sale being remitted to the relevant Overseas Shareholder; or (b) that the relevant Overseas Shareholder’s entitlement to New Barrick Shares shall be issued to a nominee for such Overseas Shareholder appointed by Barrick and then sold, with the net proceeds being remitted to the Overseas Shareholder concerned. Any remittance of the net proceeds of sale referred to in this paragraph shall be at the risk of the relevant Overseas Shareholder.

This document has been prepared for the purposes of complying with English law, Jersey law, any applicable securities laws in Canada and the United States, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside of England or Jersey. Copies of this document and the formal documents relating to the Scheme and the Merger (in whole or in part) will not be, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving such documents (including, without limitation, agents, custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from any Restricted Jurisdiction where to do so would violate the laws in that jurisdiction. Any person (including, without limitation, any agents, custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this document and/or any other documents relating to the Merger to any Restricted Jurisdiction should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. If the Merger is implemented by way of a Takeover Offer (unless otherwise permitted by applicable law and regulation) the Merger may not be made, directly or indirectly, in or into any Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, by the use of mail or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone), or by any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Merger may not be capable of acceptance by any such use, means, instrumentality or facility.

Financial information relating to Randgold and included in this document has been prepared in accordance with accounting standards applicable (where relevant) in the United Kingdom and Jersey that may not be comparable to the financial statements of US or Canadian companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US or Canada, other than IFRS. Financial information relating to Barrick and included in this document has been prepared in accordance with accounting standards applicable (where relevant) in Canada that, other than IFRS, may not be comparable to the financial statements of US, English or Jersey companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom or the United States.

iv

The unaudited pro forma consolidated financial information of Barrick and Randgold included in this document are reported in US$ and have been prepared in accordance with the assumptions set out in Part 8 (Unaudited pro forma financial information on the New Barrick Group). The historical financial statements in this document are reported in US$ and have been prepared in accordance with IFRS. The Randgold 2017 Accounts are audited in accordance with the standards of the International Standards on Auditing (UK) and the Randgold 2016 Accounts are audited in accordance with the standards of the International Standards on Auditing (UK & Ireland). The Barrick 2017 Annual Financial Statements are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). The Barrick 2016 Annual Financial Statements are audited in accordance with the standards of the PCAOB and Canadian Accounting Standards.

For further details in relation to Overseas Shareholders please see paragraph 16 of Part 2 (Explanatory Statement) of this document.

NOTICES TO US HOLDERS AND US RANDGOLD ADS HOLDERS

The Merger and the securities to be issued in connection with the Merger have not been approved or disapproved by the SEC or the securities regulatory authority of any state of the United States, nor has the SEC or any such state securities regulatory authority passed upon the fairness or merits of the Merger or upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence.

The New Barrick Shares to be received by Scheme Shareholders in exchange for their Randgold Shares pursuant to the Merger have not been, and will not be, registered under the Securities Act or the securities laws of any state, district or other jurisdiction of the United States, and such securities are intended to be issued in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Jersey Court, which has been informed of Barrick’s intention to rely upon such exemption based on the Jersey Court’s approval of the transaction. Section 3(a)(10) of the Securities Act exempts the issuance of securities in exchange for outstanding securities from the registration requirements of the Securities Act where, among other matters, a court of competent jurisdiction approves the fairness of the terms and conditions of the exchange to those to whom securities will be issued after a hearing upon the fairness of the terms and conditions of the exchange at which all persons to whom the securities will be issued in the proposed exchange have the right to appear and receive timely and adequate notice thereof.

The New Barrick Shares to be received by Scheme Shareholders upon completion of the Merger may generally be resold without restriction under the Securities Act, except for resales by persons who are affiliates (within the meaning of Rule 144 under the Securities Act) of Barrick at the time of or within 90 days before or after the issuance of the New Barrick Shares in the Merger. Such affiliates may be able to resell the New Barrick Shares in accordance with the provisions of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as holders of more than 10 per cent. of the outstanding shares of the issuer. New Barrick Shareholders who are affiliates of Barrick solely by virtue of their status as an officer or director of Barrick may sell their New Barrick Shares in “offshore transactions” outside the United States in compliance with Regulation S under the Securities Act. Holders of New Barrick Shares who believe that they may be affiliates of Barrick are urged to obtain legal advice prior to any proposed resale of New Barrick Shares received pursuant to the Merger to ensure compliance with applicable US federal and state securities laws.

Randgold and Barrick are “foreign private issuers” within the meaning of Rule 3b-4 under the Exchange Act, and therefore the solicitations of proxies for the Shareholder Meetings are exempt from the US proxy solicitation requirements of Section 14(a) of the Exchange Act. Accordingly, this document has been prepared in accordance with disclosure requirements applicable under Jersey law, the Listing Rules and the Code, and the solicitations and transactions contemplated in this document are made in the United States for securities of a Jersey issuer in accordance with such laws and such requirements are different from those applicable to registration statements under the Securities Act and proxy statements under the Exchange Act.

v

Save where stated otherwise, the financial information on Barrick in this document has been extracted or derived (without material adjustment) from Barrick’s annual report and accounts for the year ended 31 December 2017 and the Barrick Quarterly Reports, which are prepared in US dollars. Save where stated otherwise, the financial information on Randgold in this document has been extracted or derived (without material adjustment) from Randgold’s annual report and accounts for the year ended 31 December 2017 and the Randgold Quarterly Reports, which are prepared in US dollars. In addition, such financial statements and other financial information included or incorporated by reference in this document have, where relevant, been prepared in accordance with IFRS, which differs from US GAAP in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information in this document or in the documents incorporated by reference herein concerning the properties and operations of the Barrick Group and of the Randgold Group has been prepared in accordance with requirements and standards under securities laws which differ from the requirements of United States securities laws. Barrick’s Mineral Reserves and Mineral Resources have been estimated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. Randgold’s Mineral Resource and Ore Reserve estimates have been prepared according to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves standards and guidelines published and maintained by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (the JORC (2012) Code). Randgold has reconciled the Mineral Resources and Ore Reserves to Canadian Institute of Mining, Metallurgy and Petroleum 2014 Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) Standards) as incorporated with NI 43-101 and there are no material differences. For United States reporting purposes, Industry Guide 7 (under the Exchange Act), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralisation as a reserve. In addition, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the SEC does not recognise such terms. NI 43-101 and JORC (2012) Code standards differ significantly from the requirements of the SEC, and mineral resource information contained herein and in the documents incorporated herein by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of any mineral resources constitute or will be converted into reserves. Accordingly, information contained in this document and in the documents incorporated by reference herein containing descriptions of Barrick’s and Randgold’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting requirements of United States federal securities laws and the rules and regulations thereunder.

In accordance with normal UK practice, Barrick or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Randgold Shares outside of the US, other than pursuant to the Merger, until the date on which the Merger and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

US Holders and US Randgold ADS Holders should be aware that the Merger described in this document may have United States tax consequences for them and should consult their own tax advisors to determine the particular United States tax consequences to them of the Merger in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction. Further information in relation to US taxation is set out in paragraph 3 of Part 6 (Taxation) of this document.

The enforcement by investors of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that Barrick and Randgold are incorporated or organised under the laws of jurisdictions other than the United States, that some or all of their officers and directors are and will be residents of countries other than the United States, that some or all of the experts named in this document may be residents of countries other than the United States, and that all or a substantial portion of the assets of Barrick, Randgold and such persons are and will be located outside the United States. As a result, it may be difficult or impossible for US Holders and US Randgold ADS Holders to effect service of process within the United States upon Barrick or Randgold, as applicable, their respective officers or directors or the experts named herein, or to realise, against them, upon judgments of courts of the United States based on civil liabilities, whether or not predicated solely upon United States federal and state securities laws. In addition, US Holders and US Randgold ADS Holders should not assume that the courts of Jersey: (a) would enforce judgments of United States courts obtained in actions against such persons based on civil liabilities; or (b) would enforce, in original actions, liabilities against such persons based on civil liabilities, in either case whether or not predicated solely upon United States federal and state securities laws.

vi

The Merger relates to the acquisition of shares in a Jersey-incorporated company traded on the main market of the London Stock Exchange and NASDAQ and is proposed to be effected by means of a scheme of arrangement between Barrick and Randgold under the Jersey Companies Law. A transaction effected by means of a scheme of arrangement done in the manner described (and taking into account anticipated actions not described) is not subject to the tender offer rules or the proxy solicitation rules under the Exchange Act or other US federal securities laws. However, the Merger is subject to other disclosure requirements, rules and practices. If, in the future, Barrick exercises the right to implement the Merger by way of a Takeover Offer, it will be made in accordance with the procedural and filing requirements of US securities laws, to the extent applicable.

NOTICES TO RANDGOLD SHAREHOLDERS IN CANADA

The transactions contemplated herein have not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the transaction or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The enforcement by investors of civil liabilities under Canadian securities law may be affected adversely by the fact that Randgold is incorporated or organised under the laws of a jurisdiction other than Canada, that some or all of Barrick’s and Randgold’s officers and directors are and will be residents of countries other than Canada, that some or all of the experts named in this document may be residents of countries other than Canada, and that all or a substantial portion of the assets of Barrick, Randgold and such persons are and will be located outside Canada. As a result, it may be difficult or impossible for Canadian Holders or Canadian Randgold ADS Holders to effect service of process within Canada upon Randgold, Barrick’s and Randgold’s respective officers or directors or the experts named herein, or to realise, against them, upon judgments of courts of Canada predicated upon liabilities under Canadian securities law. In addition, Canadian Holders or Canadian Randgold ADS Holders should not assume that the courts of Jersey: (a) would enforce judgments of Canadian courts obtained in actions against such persons predicated upon civil liabilities under Canadian securities law; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the Canadian securities law.

The distribution of the New Barrick Shares pursuant to the Scheme will constitute a distribution of securities that is exempt from the prospectus requirements of Canadian securities law and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian securities law. The New Barrick Shares received pursuant to the Scheme will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined in National Instrument 45-102 “Resale of Securities” of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for Barrick Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling security holder is an insider or officer of Barrick, as the case may be, the selling security holder has no reasonable grounds to believe that Barrick is in default of applicable Canadian securities law.

Holders of Randgold Shares and Randgold ADSs in Canada should be aware that the Merger described in this document may have tax consequences in Canada and should consult their own tax advisors to determine the particular Canadian tax consequences to them of the Merger in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

NOTICES TO RANDGOLD SHAREHOLDERS IN AUSTRALIA

Based on laws applicable in Australia, it has been determined that Randgold Shareholders with a registered address in Australia on the Scheme Record Time (Australian Randgold Shareholders) will not be eligible to receive New Barrick Shares and that, as set out in paragraph 16 of Part 2 (Explanatory Statement), they are not being offered New Barrick Shares and will not be issued with New Barrick Shares if the Merger proceeds. Instead the New Barrick Shares which would otherwise have been issued to Australian Randgold Shareholders will be issued to a nominee on terms that they shall be sold as soon as reasonably practicable following the Effective Date, with the net proceeds of sale (after deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) being remitted to the Australian Randgold Shareholder concerned (by sending a cheque in US dollars) as soon as reasonably practicable after the sale at the risk of such Australian Randgold Shareholder.

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The foregoing applies except to the extent that Australian Randgold Shareholders can satisfy Randgold and Barrick that they are sophisticated or professional investors within the meaning of sections 708(8) or 708(11) of the Corporations Act 2001 (Cth) (Australian Corporations Act) or otherwise a person to whom New Barrick Shares may be offered or issued without the use of prospectus or other disclosure document under the Australian Corporations Act.

Neither this Scheme Document nor any other offering or marketing material relating to the New Barrick Shares or Merger constitutes a disclosure document or product disclosure statement under Part 6D.2 or Chapter 7 of the Australian Corporations Act and this document has not been, and will not be lodged with the Australian Securities and Investments Commission. This document does not contain the information required to be contained in a disclosure document or product disclosure statement for the purposes of the Australian Corporations Act.

Except to the extent permitted by law, no offer of New Barrick Shares is being made to any person in Australia under this Scheme Document nor any other offering or marketing material relating to the New Barrick Shares or Merger. New Barrick Shares issued under the Merger will not be able to be sold or offered for sale within Australia for 12 months after their issue except in circumstances where disclosure to investors under Part 6D.2 of the Australian Corporations Act is not required or where the sale or offer is made pursuant to a disclosure document which complies with Part 6D.2 of the Australian Corporations Act.

Neither this Scheme Document, nor any other offering or marketing material relating to the New Barrick Shares or Merger may be made available or distributed in Australia other than to Australian Randgold Shareholders and their advisors and in compliance with Australian law. Failure to comply with this restriction may contravene applicable Australian law.

NOTICES TO RANDGOLD SHAREHOLDERS IN SWITZERLAND

The New Barrick Shares may not be publicly offered, sold or advertised, directly or indirectly, in or from Switzerland. Neither this Scheme Document nor any other offering or marketing material relating to the New Barrick Shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange, and neither this Scheme Document nor any other offering or marketing material relating to the New Barrick Shares may be publicly distributed or otherwise made publicly available in Switzerland.

NOTICES TO RANDGOLD SHAREHOLDERS IN SINGAPORE

Neither this Scheme Document nor any other offering or marketing material relating to the New Barrick Shares will be lodged or registered as a prospectus with the Monetary Authority of Singapore and the offering made under this Scheme Document is pursuant to Section 273 of the Securities and Futures Act, Chapter 289 of Singapore. Accordingly, neither this Scheme Document nor any other offering or marketing material relating to the New Barrick Shares may be issued, circulated, distributed or otherwise made publicly available in Singapore.

NOTICES TO RANDGOLD SHAREHOLDERS IN HONG KONG

The contents of this Scheme Document have not been reviewed by any regulatory authority in Hong Kong. The public in Hong Kong is advised to exercise caution in relation to the Merger and if the public in Hong Kong is in any doubt about any of the contents of this Scheme Document, they should obtain independent professional advice.

This Scheme Document must not be issued, circulated or distributed in Hong Kong other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (SFO) and any rules made under the SFO, (2) to persons and in circumstances which do not result in this Scheme Document being a “prospectus” as defined in section 2(1) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (CWMO) or which do not constitute an offer to the public within the meaning of the CWMO or an invitation to the public within the meaning of the SFO or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFO and CWMO.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document (including information incorporated by reference in this document), oral statements made regarding the Merger, and other information published by Barrick and Randgold contain statements which are, or may be deemed to be, “forward-looking statements” or “forward-looking information” under applicable securities laws (collectively referred to as forward-looking statements). Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Barrick and Randgold about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this document include statements relating to the expected effects of the Merger on Barrick and Randgold, the expected effects, timing and scope of the Merger, production forecasts, estimates of mineral resources, expectations regarding listing of the New Barrick Shares and delisting of the Randgold Shares, and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although Barrick and Randgold believe that the expectations reflected in such forward-looking statements are reasonable, Barrick and Randgold can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

These factors include, but are not limited to: the ability to consummate the Merger; the ability to obtain requisite court and shareholder approvals and the satisfaction of other Conditions on the proposed terms and schedule; receipt of regulatory approvals; the ability of Barrick and Randgold to successfully integrate their respective operations and retain key employees; the potential impact of the Announcement or consummation of the Merger on relationships, including with employees, suppliers, customers and competitors; future market conditions; and changes in general economic, business and political conditions; the behaviour of other market participants; the anticipated benefits from the proposed transaction not being realised as a result of changes in general economic and market conditions in the countries in which Barrick and Randgold operate; weak, volatile or illiquid capital and/or credit markets, changes in tax rates, interest rate and currency value fluctuations; the degree of competition in the geographic and business areas in which Barrick and Randgold operate; changes in laws or in supervisory expectations or requirements; and the risk factors set out at Part 4 (Risk factors) of this document and elsewhere in this document. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither Barrick nor Randgold, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including, but not limited to, under the Listing Rules and the Disclosure and Transparency Rules), neither Barrick nor Randgold is under any obligation, and Barrick and Randgold expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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NO PROFIT FORECASTS, PROFIT ESTIMATES OR QUANTIFIED FINANCIAL BENEFITS STATEMENTS

No statement in this document or statement incorporated by reference into this document is intended to be or to be construed as a profit forecast, profit estimate or quantified financial benefits statement for any period and no statement in this document should be interpreted to mean that earnings or earnings per Randgold Share or Barrick Share for the current or future financial years would necessarily match or exceed the respective historical published earnings or earnings per Randgold Share or Barrick Share or to mean that the New Barrick Group’s earnings in the first twelve months following the Merger, or in any subsequent period, following the Merger would necessarily match, or be greater than or be less than, those of Randgold and/or Barrick for the relevant preceding financial period or any other period.

DEALING DISCLOSURE REQUIREMENTS

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4 of the Code).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

PUBLICATION ON RANDGOLD’S AND BARRICK’S WEBSITES AND AVAILABILITY OF HARD COPIES

A copy of this document and all information incorporated into this document by reference to another source will be made available (subject to any applicable restrictions relating to persons resident in Restricted Jurisdictions) on Randgold’s website at www.randgoldresources.com and on Barrick’s website at www.barrick.com by no later than 12 noon (London Time) on the Business Day following the date of publication of this document. For the avoidance of doubt, save as expressly referred to in this document, the content of these websites is not incorporated into, and do not form part of, this document.

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Copies of the documents listed in paragraph 18 of Part 10 (Additional Information) of this document will also be available on Randgold’s website at www.randgoldresources.com and on Barrick’s website at www.barrick.com.

Randgold Shareholders may request a copy of this document (and any information incorporated into it by reference to another source) in hard copy form. You may also request that all future documents, announcements and information sent to you in relation to the Merger should be in hard copy form. For persons who receive a copy of this document in electronic form or via a website notification, a hard copy of this document will not be sent unless so requested. Such requests may be made by contacting Computershare during business hours on 0370 707 4040 (+44 370 707 4040 if calling from outside the UK) or by submitting a request in writing to Computershare Investor Services PLC, Corporate Actions Team, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ.

If you are a Randgold ADS Holder, you should instead make the request by writing to the Depositary, Citibank, N.A. The Depositary can also be reached by calling 1-877-248-4237 from within the US or (781) 575-4555 from outside the US or via email at citibank@shareholders-online.com.

ELECTRONIC COMMUNICATIONS

Please be aware that addresses, electronic addresses and certain other information provided by Randgold Shareholders, persons with information rights and other relevant persons for the receipt of communications from Randgold may be provided to Barrick during the Offer Period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11(c).

ROUNDING

Certain figures included in this document have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

PRO FORMA FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements included in this document give effect to the Merger and certain related adjustments described in the notes accompanying those financial statements. The unaudited pro forma consolidated balance sheet gives effect to the Merger as if it had closed on 30 June 2018. The unaudited pro forma consolidated statements of income for the year ended 31 December 2017 and the six months ended 30 June 2018 gives effect to the Merger as if it had closed on 1 January 2017. The unaudited pro forma consolidated financial statements are based on the respective historical audited consolidated financial statements of Barrick and Randgold as at and for the year ended 31 December 2017 and the respective historical unaudited consolidated financial statements of Barrick and Randgold for the six months ended 30 June 2018. The pro forma financial information presented in this document should be read in conjunction with the historical consolidated financial statements of both Barrick and Randgold for the year ended 31 December 2017 and as at and for the six months ended 30 June 2018.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what the New Barrick Group’s financial condition would have been had the Merger occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of the operations of the New Barrick Group. The actual financial position and results of operations of the New Barrick Group may differ significantly from the pro forma amounts reflected in the unaudited pro forma consolidated financial statements due to a variety of factors.

The unaudited pro forma information and adjustments, including the allocation of the purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that Barrick believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements. The actual adjustments to the consolidated financial statements of the New Barrick Group following the Effective Time will depend on a number of factors, including, among others, the actual expenses of the Merger and other additional information that becomes available after the date of this document. As a result, it is expected that actual adjustments will differ from the pro forma adjustments, and the differences may be material. See “Risk Factors” in Part 4 (Risk factors) of this document.

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THIRD PARTY DATA

Certain comparisons of the New Barrick Group to its Senior Gold Peers (such as total cash cost, Adjusted EBITDA margin, return on capital and gross debt to adjusted EBITDA ratio) are based on data obtained from Wood Mackenzie, Factset and Bloomberg as of August 31, 2018 (unless otherwise stated). Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Factset is a financial data and software company which provides financial information and analytic software for, among others, investment professionals. Bloomberg is a software, data and media company which delivers business and market news, data and analysis. Neither Wood Mackenzie, Factset nor Bloomberg has any affiliation to Barrick or Randgold.

Where figures for the New Barrick Group are compared to its Senior Gold Peers, the data from either Wood Mackenzie, Factset or Bloomberg (as applicable) has been used to ensure consistency in the compared measures across the Barrick post-Merger and the comparator group. Neither Barrick nor Randgold has the ability to verify the Wood Mackenzie, Factset or Bloomberg figures and the non-GAAP financial performance measures used by Wood Mackenzie, Factset and Bloomberg may not correspond to the non-GAAP financial performance measures calculated by Barrick, Randgold or any of the Senior Gold Peers.

The date of publication of this document is 4 October 2018.

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ACTION TO BE TAKEN

For the reasons set out in this document, the Randgold Board unanimously recommends that you vote in favour of the Scheme at the Jersey Court Meeting and the Special Resolution relating to the Merger to be proposed at the Extraordinary General Meeting, as the Randgold Directors have irrevocably undertaken to do in respect of their own beneficial holdings of Randgold Shares which are under their control, and that you take the action described below.

Randgold Shareholders—please check that you have received the following:

•	a blue Form of Proxy for use in respect of the Jersey Court Meeting; and

•	a white Form of Proxy for use in respect of the Extraordinary General Meeting.

If you have not received both of these documents, please contact the helpline on the number indicated below.

Voting at the Jersey Court Meeting and the Extraordinary General Meeting

IT IS IMPORTANT THAT, FOR THE JERSEY COURT MEETING IN PARTICULAR, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE JERSEY COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF OPINION OF THE SCHEME SHAREHOLDERS. YOU ARE THEREFORE STRONGLY URGED TO COMPLETE, SIGN AND RETURN BOTH FORMS OF PROXY OR, ALTERNATIVELY, APPOINT A PROXY ELECTRONICALLY OR THROUGH CREST AS SOON AS POSSIBLE.

The Scheme will require approval at a meeting of Randgold Shareholders convened with the permission of the Jersey Court to be held at the offices of Ogier at 44 Esplanade, St Helier, Jersey JE4 9WG at 9.00 a.m. on 5 November 2018. Implementation of the Scheme will also require approval by Randgold Shareholders of the Special Resolution relating to the Merger to be proposed at the Extraordinary General Meeting. The Extraordinary General Meeting will be held at the same place as the Jersey Court Meeting on 5 November 2018 at 9.15 a.m. (or as soon thereafter as the Jersey Court Meeting shall have been concluded or adjourned).

Randgold Shareholders entitled to attend and vote at the Shareholder Meetings are entitled to appoint a proxy to exercise all or any of their rights to attend and vote at the Jersey Court Meeting and/or Extraordinary General Meeting. A proxy need not be a Randgold Shareholder.

Notices of the Shareholder Meetings are set out at Part 12 (Notice of Jersey Court Meeting) and Part 13 (Notice of Extraordinary General Meeting) of this document.

(a)	Sending Forms of Proxy by post or by hand

Please complete and sign the Forms of Proxy in accordance with the instructions printed on them and return them to Randgold’s registrar, Computershare, either by using the pre-printed address on the back of the relevant Form of Proxy, or (during normal business hours only) by hand to Computershare, c/o The Pavilions, Bridgwater Road, Bristol, United Kingdom BS13 8AE, so as to be received as soon as possible and in any event not later than the relevant time set out below:

Blue Forms of Proxy for the Jersey Court Meeting: 9.00 a.m. on 4 November 2018

White Forms of Proxy for the Extraordinary General Meeting: 9.15 a.m. on 4 November 2018

or, if either Meeting is adjourned for less than 28 days but more than 48 hours, the relevant Form of Proxy must be received not later than 24 hours before the time fixed for the relevant adjourned Meeting.

However, if the blue Form of Proxy for the Jersey Court Meeting is not returned by such time, the blue Form of Proxy may be handed to a representative of Computershare, on behalf of the Chairman of the Jersey Court Meeting, or to the Chairman of the Jersey Court Meeting, before the start of that Meeting.

If the white Form of Proxy for the Extraordinary General Meeting is not returned by the time and date mentioned above, it will be invalid unless such Meeting is adjourned for not more than 48 hours, in which case the white Form of Proxy may be handed to a representative of Computershare, on behalf of the Chairman of the Extraordinary General Meeting, or to the Chairman of the Extraordinary General Meeting, before the start of that Meeting.

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Randgold Shareholders are entitled to appoint a proxy in respect of some or all of their Randgold Shares and may also appoint more than one proxy provided that each proxy is appointed to exercise the rights attached to a different share or shares held by such holder. Randgold Shareholders who wish to appoint more than one proxy in respect of their holding of Randgold Shares should contact Computershare between 8.30 a.m. and 5.30 p.m. Monday to Friday (excluding public holidays in Jersey) on 0370 707 4040 (+44 370 707 4040 if calling from outside the UK) for further Forms of Proxy or photocopy the Forms of Proxy as required. Computershare cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.

Completion and return of a Form of Proxy, or the appointment of a proxy electronically using CREST (or any other procedure described below), will not prevent you from attending, speaking and voting in person at either the Jersey Court Meeting or the Extraordinary General Meeting, or any adjournment thereof, if you wish and are entitled to do so.

(b)	Online appointment of proxies

As an alternative to completing and returning the printed Forms of Proxy, proxies may be appointed electronically by logging on to the following website: www.investorcentre.co.uk/eproxy and following the instructions there. Randgold Shareholders will need their investor code, which is set out in their personalised Form of Proxy, if they have not previously registered with www.investorcentre.co.uk/ eproxy. For an electronic proxy appointment to be valid, the appointment must be received by Computershare not later than the relevant times set out below:

Blue Forms of Proxy for the Jersey Court Meeting: 9.00 a.m. on 4 November 2018

White Forms of Proxy for the Extraordinary General Meeting: 9.15 a.m. on 4 November 2018

or, if either meeting is adjourned for less than 28 days but more than 48 hours, the relevant Form of Proxy should be received not later than 24 hours before the time fixed for the adjourned Meeting(s).

However, if the blue Form of Proxy for the Jersey Court Meeting is not returned by such time, the blue Form of Proxy may be handed to a representative of Computershare, on behalf of the Chairman of the Jersey Court Meeting, or to the Chairman of the Jersey Court Meeting, before the start of that Meeting.

If the white Form of Proxy for the Extraordinary General Meeting is not returned by such time, it will be invalid unless such Meeting is adjourned for not more than 48 hours, in which case the white Form of Proxy may be handed to a representative of Computershare, on behalf of the Chairman of the Extraordinary General Meeting, or to the Chairman of the Extraordinary General Meeting, before the start of that Meeting.

(c)	Electronic appointment of proxies through CREST

If you hold Randgold Shares in uncertificated form through CREST and wish to appoint a proxy or proxies for the Meetings (or any adjourned Meeting(s)) by using the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual (please also refer to the accompanying notes to the notices of the Shareholder Meetings set out in Part 12 (Notice of Jersey Court Meeting) and Part 13 (Notice of Extraordinary General Meeting)). CREST personal members or other CREST sponsored members, and those CREST members who have appointed any voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with the specifications of Euroclear and must contain the information required for such instructions as described in the CREST Manual. The message (regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy), must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 3RA50) not less than 24 hours before the time fixed for the Jersey Court Meeting or Extraordinary General Meeting (or adjourned Meeting(s)), as applicable. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which Computershare is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

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CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed any voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Randgold may treat as invalid a CREST Proxy Instruction in the circumstances set out in the CREST Regulations.

Notice to Randgold ADS Holders

Randgold ADS Holders have been sent or will be sent a Depositary Notice of Jersey Court Meeting and Extraordinary General Meeting and an ADS Voting Instruction Card for use in connection with the Jersey Court Meeting and the Extraordinary General Meeting. Please complete and sign the ADS Voting Instruction Card in accordance with the instructions printed on it and return it by post to the Depositary so as to be received as soon as possible.

Further information for Randgold ADS Holders is set out in paragraph 12 of Part 1 (Letter from the Non-Executive Chairman of Randgold) of this document.

Helpline

If you have any questions about this document, the Jersey Court Meeting or the Extraordinary General Meeting or are in any doubt as to how to complete the Forms of Proxy or to appoint a proxy electronically, please call Computershare between 8.30 a.m. and 5.30 p.m. Monday to Friday (except public holidays in Jersey) on 0370 707 4040 (from within the UK) or +44 370 707 4040 (from outside the UK). Please note that calls may be monitored or recorded and Computershare cannot provide legal, tax or financial advice or advice on the merits of the Merger or the Scheme.

Randgold ADS Holders who have any questions should contact the Randgold ADS Depositary using the contact details provided on the ADS Voting Instruction Card provided to you or found at www.citi.com/dr. If you hold Randgold ADSs indirectly you should contact the bank, broker, financial institution or administrator through which you hold such Randgold ADSs.

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Expected time/date

Voting record date for Randgold ADS Holders	27 September 2018

Publication of this document	4 October 2018

Latest time for receipt by the Depositary of voting instructions from Randgold ADS Holders for the Shareholder Meetings(1)	10.00 a.m. (Eastern Standard Time) on 30 October 2018

Latest time for Randgold ADS Holders to surrender Randgold ADSs and become holders of Randgold Shares prior to the Scheme Voting Record Time	5.00 p.m. (Eastern Standard Time) on 30 October 2018

Scheme Voting Record Time for the Jersey Court Meeting	9.00 a.m. (Greenwich Mean Time) on 3 November 2018(3)

Latest time for lodging Forms of Proxy for the:

Jersey Court Meeting (blue form)	9.00 a.m. (Greenwich Mean Time) on 4 November 2018(2)

Extraordinary General Meeting (white form)	9.15 a.m. (Greenwich Mean Time) on 4 November 2018(2)

Jersey Court Meeting	9.00 a.m. (Greenwich Mean Time) on 5 November 2018

Extraordinary General Meeting	9.15 a.m. (Greenwich Mean Time) on 5 November 2018(4)(5)

The following dates are indicative only and are subject to change

Jersey Court Hearing	2.30 p.m. (Greenwich Mean Time) on 17 December 2018(6)

Last day of dealings in, and for registration of transfers of, and disablement in CREST of, Randgold Shares	28 December 2018(6)

Last day for dealings in, and for registration of transfers of, Randgold ADSs	28 December 2018(6)

Suspension of dealings in and disablement in CREST of Randgold Shares	5.00 p.m. (Greenwich Mean Time) on 28 December 2018(6)

Suspension of dealings in Randgold ADSs	4.00 p.m. (Eastern Standard Time) on 28 December 2018(6)

Scheme Record Time	6.00 p.m. (Greenwich Mean Time) on 28 December 2018(6)

Effective Date of the Scheme	31 December 2018(6)(7)

Cancellation of listing of Randgold Shares on the main market of the London Stock Exchange	8.00 a.m. (Greenwich Mean Time) on 31 December 2018(6)

Issue of New Barrick Shares	9.00 a.m. (Eastern Standard Time) on 2 January 2019(6)

Listing of New Barrick Shares on TSX and NYSE	9.30 a.m. (Eastern Standard Time) on 2 January 2019(6)

New Barrick Shares registered through the DRS	Within 14 days of the Effective Date

Barrick CDIs credited to CREST accounts (in respect of Scheme Shares held in uncertificated form only)	Within 14 days of the Effective Date

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Event	Expected time/date

Crediting of New Barrick Shares for Randgold ADS Holders	Within 14 days of the Effective Date

Despatch of statements of entitlement relating to New Barrick Shares held through DRS (in respect of Scheme Shares held in certificated form only) and payment of fractional entitlements	Within 14 days of the Effective Date

Latest date by which Scheme must be implemented	28 February 2019(8)

(1)	Only those Randgold ADS Holders who hold Randgold ADSs on 27 September 2018 will be entitled to instruct the Randgold ADS Depositary to exercise the voting rights in respect of the Randgold Shares represented by their Randgold ADSs at the Shareholder Meetings.

(2)	It is requested that blue Forms of Proxy for the Jersey Court Meeting be lodged not later than 24 hours prior to the time appointed for the Jersey Court Meeting. Blue Forms of Proxy not so lodged may be handed to Computershare on behalf of the Chairman of the Jersey Court Meeting, or to the Chairman of the Jersey Court Meeting, before the start of the Jersey Court Meeting.

If white Forms of Proxy for the Extraordinary General Meeting are not returned by such time, they will be invalid unless such Meeting is adjourned for not more than 48 hours, in which case white Forms of Proxy may be handed to a representative of Computershare, on behalf of the Chairman of the Extraordinary General Meeting, or to the Chairman of the Extraordinary General Meeting, before the start of the Meeting. Please see “Action to be taken” on page 1.

(3)	If the Jersey Court Meeting is adjourned, the Scheme Voting Record Time for the adjourned meeting will be 48 hours prior to the time set for such adjourned meeting.

(4)	Or as soon thereafter as the Jersey Court Meeting shall have concluded or been adjourned.

(5)	Randgold’s unaudited financial report for the third quarter in respect of the three-month period ending 30 September 2018 is anticipated to be released on 6 November 2018 and accordingly is not expected to be available until after the Shareholder Meetings.

(6)	These dates are indicative only and will depend, among other things, on the date upon which: (i) the Conditions are satisfied or (where applicable) waived, (ii) the Jersey Court sanctions the Scheme, and (iii) the Scheme Court Order sanctioning the Scheme is delivered to the Registrar of Companies. If the competition clearance for the Merger in South Africa has not been received by 12 December 2018, the date for the Jersey Court Meeting is expected to be 15 January 2019 and the other dates in the Expected Timetable of Principal Events will be amended accordingly.

(7)	Assuming the conditions to the Merger are satisfied or, if applicable, waived, prior to such time, Randgold intends to deliver the Jersey Court Order to the Jersey Registrar for registration (which is a requirement of the Jersey Companies Law in order for the Scheme to become effective) on 31 December 2018, so that the Effective Date of the Scheme is on the last day of the current fiscal year of both Barrick and Randgold.

(8)	This is the latest date by which the Scheme may become effective unless Randgold and Barrick agree, and the Panel and, if required, the Jersey Court, permits, a later date.

(9)	All dates and times are based on Randgold’s and Barrick’s current expectations and are subject to change. Randgold will announce any changes to these expected dates or times to the Randgold Shareholders through a Regulatory Information Service. All references in this document to times are to times in London, United Kingdom unless otherwise stated.

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PART 1

LETTER FROM THE NON-EXECUTIVE CHAIRMAN OF RANDGOLD

(Incorporated and registered in Jersey with registered number 62686)

Registered office
3rd Floor
Unity Chambers
28 Halkett Street
St. Helier
Jersey JE2 4WJ

Christopher L Coleman (Non-Executive Chairman)

Mark Bristow (Chief Executive)

Graham Shuttleworth (Finance Director, Chief Financial Officer)

Andrew J Quinn (Senior Independent Non-Executive Director)

Safiatou F Ba-N’Daw (Independent Non-Executive Director)

Jemal-ud-din Kassum (Independent Non-Executive Director)

Olivia Kirtley (Independent Non-Executive Director)

Jeanine Mabunda Lioko (Independent Non-Executive Director)

4 October 2018

To the holders of Randgold Shares and, for information only, to participants in the Randgold Share Plans and persons with information rights

Dear Randgold Shareholder

RECOMMENDED ALL-SHARE MERGER OF RANDGOLD AND BARRICK

1	Introduction

On 24 September 2018, the Randgold Board and the Barrick Board announced that they had reached agreement on the terms of a recommended share-for-share merger of Randgold and Barrick to create an industry-leading gold company pursuant to which Barrick, a public corporation incorporated under the laws of Ontario, Canada, will acquire the entire issued, and to be issued, ordinary share capital of Randgold.

It is intended that the Merger will be implemented by means of a court-sanctioned scheme of arrangement of Randgold and the Randgold Shareholders under Article 125 of the Jersey Companies Law, which requires the approval of Randgold Shareholders at the Jersey Court Meeting and the Extraordinary General Meeting and the sanction of the Jersey Court. The Scheme will need to be approved by a majority in number of Scheme Shareholders present and voting (and entitled to vote), either in person or by proxy, at the Jersey Court Meeting, representing three-fourths or more of the voting rights of all Scheme Shares voted. It is therefore strongly encouraged that you make every effort to vote, either in person or by proxy.

I am writing to you on behalf of the Randgold Board to explain the background to and set out a summary of the terms and conditions of the Merger, to explain why the Randgold Board consider the terms of the Merger to be fair and reasonable and why the Randgold Directors unanimously recommend that you vote in favour of the Scheme at the Jersey Court Meeting and in favour of the Special Resolution at the Extraordinary General Meeting, both of which Meetings will be held on 5 November 2018 and to encourage you to vote at the Meetings. The Jersey Court Meeting will start at 9.00 a.m. and the Extraordinary General Meeting will start at 9.15 a.m. (or as soon thereafter as the Jersey Court Meeting has concluded or has been adjourned).

This letter also explains the actions you are now asked to take. Further details of the Scheme are set out in Part 2 (Explanatory Statement) of this document.

2	Summary of the terms of the Merger and the Scheme

Under the terms of the Merger, which will be subject to the satisfaction (or, where applicable, waiver) of the Conditions and to the further terms set out in Part 3 (Conditions and certain further terms of the Scheme and the Merger) of this document, Scheme Shareholders at the Scheme Record Time will be entitled to receive:

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for each Scheme Share	6.1280 New Barrick Shares

This Exchange Ratio has been agreed based on the volume-weighted average prices of Barrick Shares (on the NYSE) and Randgold ADSs (on NASDAQ) respectively over the 20 trading days ended on 21 September 2018 (being the last Business Day before the Announcement Date).

Randgold Shareholders will be entitled to receive a 2018 Randgold dividend of US$ 2.00 per Randgold Share on or around the Effective Date, subject to the approval of the Randgold Board. Subject to the discretion of the Barrick Board with respect to the declaration of dividends, Barrick Shareholders will receive a total 2018 annualised dividend of up to US$ 0.14 per share. A Barrick quarterly dividend of (i) up to US$ 0.03 per Barrick Share will be paid for the three month period ending 30 September 2018; and (ii) up to US$ 0.05 per Barrick Share (with a record date prior to the Effective Date) will be paid for the three month period ending 31 December 2018, in each case if, as and when declared by the Board of Barrick.

The Scheme Shares will be acquired by Barrick, pursuant to the Merger, fully paid, free from all liens, equities, charges, security interests, encumbrances and other interests and together with all rights attaching to them at the Effective Date and thereafter, including the right to receive and retain all dividends and other distributions declared or paid or made thereon.

Approval of the Scheme, subject to satisfaction or (where applicable) waiver of the Conditions, will result in the issue of up to 586,609,277 New Barrick Shares. Following completion of the Merger, Barrick Shareholders will own approximately 66.6 per cent. and Randgold Shareholders will own approximately 33.4 per cent. of the New Barrick Group on a fully-diluted basis. The New Barrick Shares will be issued as fully paid and will rank equally in all respects with the existing Barrick Shares, including the right to receive any dividends and/or other distributions declared or paid on Barrick Shares by reference to a record date falling after the Effective Date. The New Barrick Shares will trade under the same ISIN as all other Barrick Shares. Uncertificated Scheme Shareholders on the Jersey Register (that is, holding their Randgold Shares in CREST) will receive Barrick CDIs in respect of their entitlement to New Barrick Shares (except that the New Barrick Shares issuable to the Randgold ADS Holders will not be issued as CDIs but as shares that are tradable in the US). Further details in relation to the Barrick CDIs are set out in paragraphs 2 and 14 of Part 2 (Explanatory Statement).

Fractions of New Barrick Shares will not be issued to Randgold Shareholders. Instead, Randgold Shareholders who otherwise would have received a fraction of a New Barrick Share will receive an amount in cash rounded to the nearest cent, based on the amount obtained by multiplying such fraction by the average Closing Price of Barrick Shares on the NYSE on each of the five consecutive trading days ending on the trading day that is two trading days prior to the Effective Date, except that individual entitlements of less than US$ 5.00 will not be paid but will be retained for the benefit of the New Barrick Group.

Application has been made to the TSX and the NYSE to list the New Barrick Shares on the TSX and on the NYSE. Listing of the New Barrick Shares is subject to TSX and NYSE approval and must be obtained prior to the closing of the Merger.

It is a requirement for the Merger to become effective that approval is received from Randgold Shareholders at the Jersey Court Meeting to be held at 9.00 a.m. on 5 November 2018 and the Extraordinary General Meeting to be held at 9.15 a.m. on 5 November 2018 (or as soon thereafter as the Jersey Court Meeting has concluded or been adjourned). The Scheme also requires the sanction of the Jersey Court. Further details of the Jersey Court Meeting, the Extraordinary General Meeting and the Jersey Court process are set out in paragraph 2 of Part 2 (Explanatory Statement) of this document.

The purpose of the Jersey Court Meeting is to allow Scheme Shareholders to consider and, if thought fit, approve the Scheme. At the Jersey Court Meeting, voting will be by poll and each Scheme Shareholder entitled to vote who is present in person or by proxy will be entitled to one vote for each Scheme Share held at the Scheme Voting Record Time.

In order to become effective, the Scheme must be approved by a majority in number of those Scheme Shareholders as at the Scheme Voting Record Time present and voting (and entitled to vote), either in person or by proxy at the Jersey Court Meeting representing three-fourths (3/4ths) or more of the voting rights of all the Randgold Shares voted.

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The Extraordinary General Meeting has been convened to consider and, if thought fit, to pass the Special Resolution to approve: (i) the Scheme; and (ii) the alteration of the Randgold Articles. Implementation of the Scheme will also require the passing of the Special Resolution, which requires the approval of Randgold Shareholders representing at least two-thirds of the votes cast, either in person or by proxy, at the Extraordinary General Meeting, which will be held immediately after the Jersey Court Meeting.

You are strongly encouraged to vote at the Jersey Court Meeting and the Extraordinary General Meeting in person or by proxy.

The Merger will be subject to the Conditions and certain further terms set out in paragraph 12 of Part 2 (Explanatory Statement) and set out in full in Part 3 (Conditions and Certain Further Terms of the Scheme and the Merger) of this document. The Scheme can only become effective in accordance with its terms if all the Conditions have been satisfied or, where relevant, waived.

The expected transaction timetable is set out on pages 4 and 5 of this document.

It is expected that (subject to satisfaction or (where applicable) waiver of the Conditions), the Jersey Court Hearing to sanction the Scheme will be held on 17 December 2018 at the Royal Court of Jersey, Royal Court House, Royal Square, St. Helier, Jersey JE1 1JG and that the Scheme will become effective in accordance with its terms on the same day.

Scheme Shareholders may, if they wish, attend and be heard at the Jersey Court Hearing, in person or through an Advocate to support or oppose the sanctioning of the Scheme by the Court.

Subject to the satisfaction or waiver of the Conditions, it is expected that the Scheme will become effective on 31 December 2018, with dealings in the New Barrick Shares on TSX and NYSE expected to commence at 9.30 a.m. (Eastern Standard Time) on 2 January 2019. Upon the Scheme becoming effective; (i) it will be binding on all Scheme Shareholders irrespective of whether or not they attended or voted at the Jersey Court Meeting or the Extraordinary General Meeting (and, if they attended and voted, whether or not they voted in favour); and (ii) share certificates in respect of Randgold Shares will cease to be valid and entitlements to Randgold Shares held within the CREST system will be cancelled.

Barrick reserves its right to elect to implement the Merger by way of a Takeover Offer, subject to the Panel’s consent and to the terms of the Cooperation Agreement.

Further information on the Merger is provided in Part 2 (Explanatory Statement) of this document.

3	Background to, and reasons for, the Merger

The Randgold Board and Barrick Board believe that the Merger will create an industry-leading gold company with the greatest concentration of Tier One Gold Assets in the industry, the lowest total cash cost position among Senior Gold Peers(1), and a diversified asset portfolio positioned for growth in many of the world’s most prolific gold districts.

Based on Barrick and Randgold’s Closing Prices as of 21 September 2018 (being the last Business Day prior to the Announcement Date), the New Barrick Group would have an aggregate market capitalisation of US$ 18.3 billion. In addition, based on the 2017 financial results for both companies, the New Barrick Group would have generated aggregate revenue of approximately US$ 9.7 billion and aggregate Adjusted EBITDA(2) of approximately US$ 4.7 billion.

The New Barrick Group will, on completion of the Merger, have the following advantages:

•	Ownership of five of the world’s top ten Tier One Gold Assets by total cash cost(1), with two potential Tier One Gold Assets:

(i)	Tier One Gold Assets: Cortez, Goldstrike, Kibali (45%), Loulo-Gounkoto (80%) and Pueblo Viejo (60%);

(ii)	Potential to become Tier One Gold Assets: Goldrush/Fourmile and Turquoise Ridge (75%);

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•	The highest Adjusted EBITDA(3) and highest Adjusted EBITDA margin(3) and the lowest total cash cost position among Senior Gold Peers(1) on a combined basis based on the 2017 financial results of both companies:

(i)	combined Adjusted EBITDA margin(4) of 48% (for the financial year ended 31 December 2017);

(ii)	combined total cash costs(5) of US$ 538 per ounce (for the financial year ended 31 December 2017);

•	A proven management team of owners with the ability to operate successfully in complex jurisdictions:

(i)	Barrick has a strong partnership-ownership culture and deep experience operating across a range of geographies, mining methods and ore types;

(ii)	from 1 January 2008 to 31 August 2018, Randgold achieved the highest return on capital among Senior Gold Peers.(6) Randgold’s share price has also risen by 76% over the same period, while Senior Gold Peers’ share prices have declined by an average of 48%;

•	Strong cash flow generation to support robust investment and ability to return cash to shareholders;

•	Established partnerships with leading Chinese mining companies;

•	Superior scale and the largest gold reserves amongst Senior Gold Peers:

(i)	potential combined 78 million ounces of proven and probable gold reserves on an attributable basis (as at 31 December 2017);(7)

•	Strong balance sheet with expected investment grade ratings:

(i)	The lowest ratio of gross debt (as of 30 June 2018) to Adjusted EBITDA (as of the financial year ended 31 December 2017) of any Senior Gold Peer;(8)

(ii)	On an aggregate basis as at 30 June 2018, the New Barrick Group had a combined cash position of US$ 2.7 billion and debt net of cash of US$ 3.7 billion; and

(iii)	Barrick currently has an investment grade rating of BBB and Baa2 from S&P and Moody’s, respectively. As at 30 June 2018, Randgold had a net cash balance of US$ 604 million and strong cash generation from its underlying operations. This would provide additional flexibility to the New Barrick Group to service existing debt and may positively impact Barrick’s current credit ratings;

•	Ownership of a strategic Copper Business that produced 413 million pounds of copper in 2017; and

•	Significant re-rating potential:

(i)	Given the quality of the combined asset base and the proven management team of the New Barrick Group, with the highest Adjusted EBITDA margin(3) and the lowest total cash cost for 2017 relative to the Senior Gold Peers(1), there is significant potential for the New Barrick Group to re-rate over time.

Following the completion of the Merger, the management team will be tasked with implementing a business plan that will focus on the following:

Asset Quality

•	Grow and invest in a portfolio of Tier One Gold Assets and Strategic Assets with an emphasis on organic growth:

(i)	Near-term priorities include Goldrush/Fourmile, Turquoise Ridge and a strategic partnership with Shandong Gold in the El Indio belt;

•	Sell Non-Core Assets over time in a disciplined manner;

•	Invest in exploration across extensive land positions in many of the world’s most prolific gold districts; and

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•	Maximise the long-term value of a strategic Copper business.

Operational Excellence

•	Fully implement a decentralised management ethos with a strong ownership culture;

•	Streamline management and operations, and eliminate non-essential costs;

•	Leverage innovation and technology to accelerate operational improvement;

•	Build trust-based partnerships with host governments and local communities to drive shared long-term value; and

•	Strive for zero harm workplaces.

Sustainable Profitability

•	Disciplined approach to growth, emphasising a partnership strategy; and

•	Increased returns to shareholders driven by focus on return on capital, IRR and free cash flow per share growth.

Governance, trading and branding of the New Barrick Group

Following completion of the Merger:

•	John Thornton, Executive Chairman of Barrick, will become Executive Chairman of the New Barrick Group;

•	Mark Bristow, Chief Executive Officer of Randgold, will become President and Chief Executive Officer of the New Barrick Group;

•	Graham Shuttleworth, Finance Director and Chief Financial Officer of Randgold, will become Senior Executive Vice President and Chief Financial Officer of the New Barrick Group;

•	Kevin Thomson, Senior Executive Vice President, Strategic Matters of Barrick, will become Senior Executive Vice President, Strategic Matters of the New Barrick Group;

•	Two-thirds of the directors of the board of the New Barrick Group will be initially appointed by Barrick and one-third will be initially appointed by Randgold;

•	New Barrick Shares issued to Randgold Shareholders will be admitted to trade on the NYSE and the TSX, subject to the approval or acceptance of each exchange. The listing of Randgold Shares on the Official List, the trading in Randgold Shares on the main market of the London Stock Exchange and the trading in Randgold ADSs on NASDAQ will be cancelled; and

•	The New Barrick Group will operate under the branding of the Barrick Group.

Intentions regarding the New Barrick Group’s Assets

The new executive management team of the New Barrick Group will be tasked with implementing a business plan to seek to maximise the opportunities for value enhancement of the New Barrick Group’s asset portfolio.

Following the Merger, the New Barrick Group will focus on the Tier One Gold Assets it will own, being Cortez, Goldstrike, Kibali, Loulo-Gounkoto and Pueblo Viejo, as well as all other Strategic Assets. In addition, the new executive management team will focus on enhancing the New Barrick Group’s strategic relationships.

The Tier One Gold Assets represent the majority of the New Barrick Group’s gold production and cash flow generation.

The new executive management team will operate the New Barrick Group’s assets in a manner consistent with maximising sustainable profitability and operational efficiency over the life of each mine.

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Within 12 months following completion of the Merger, the new executive management team will identify those assets whose profile is not expected to meet the New Barrick Group’s investment criteria and which the New Barrick Group will consider selling. These assets are referred to in this document as Non-Core Assets. Following completion of the Merger, the New Barrick Group may seek to dispose of one or more Non-Core Assets, either to existing joint venture partners, if applicable, or to other buyers. Any such disposals will only be effected if terms can be negotiated which the board of the New Barrick Group considers attractive. Such sales would allow the new executive management team to focus on operating mines and projects considered to deliver the most value to the New Barrick Group or which have the highest potential.

It is the intention of the New Barrick Group to invest in its combined portfolio of exploration and development assets and, whilst a full evaluation would take place following completion of the Merger, the Randgold Board and Barrick Board expect the initial focus will include the Fourmile/Goldrush project and the Turquoise Ridge expansion, which have the potential to develop into Tier One Gold Assets.

The new executive management team intends to grow the value of its existing portfolio of copper mines and projects, through development of its existing resources, through potential partnerships and joint ventures with third parties and, if market opportunities arise, through acquisitions.

4	Background to, and reasons for, the recommendation of the Randgold Directors

Randgold has built a high quality African gold company as a result of its investment criteria and execution over a long period. The Randgold Board believes that an expansion of the company’s geographical footprint would be beneficial to the growth, evolution and long term future of the company.

Randgold has previously considered the acquisition of a number of assets both inside and outside Africa but had not been able to find a standalone opportunity that it could action that met its investment criteria. Randgold has also had a number of discussions with Barrick about potential opportunities for strategic cooperation and collaboration in relation to certain assets. The Randgold Board understands that there is an alignment of strategic vision and complementary strengths and therefore believes that a merger with Barrick would offer the opportunity to create significant shareholder value for Randgold Shareholders over the longer term. The Randgold Board believes that investors in the gold industry would benefit from a leading company with a focus on growing free cash flow rather than production ounces.

The Randgold Board believes that the opportunity to merge with Barrick offers an attractive route to gaining exposure to geographical diversification. Barrick owns a number of the world’s Tier One Gold Assets which Randgold is unlikely to be able to replicate organically or compete to purchase if they were ever put up for sale.

Upon completion of the Merger, Randgold Shareholders will own a material interest in an industry-leading gold company. The Randgold Board understands that it will be the intention for the merged company to be managed and run with a similar ethos to the one that shareholders have experienced as shareholders in Randgold. Two-thirds of the directors of the board of the New Barrick Group will be initially appointed by Barrick and one-third will be initially appointed by Randgold.

In light of these factors, and having been so advised by CIBC and Barclays as to the financial terms of the Merger, the Randgold Board considers the terms of the Merger to be fair and reasonable. In addition, the Randgold Board considers the terms of the Merger to be in the best interests of Randgold and the Randgold Shareholders as a whole. In providing its financial advice to the Randgold Board, each of CIBC and Barclays has taken into account the commercial assessments of the Randgold Board.

5	Directors, management and employees, research and development, locations

Following completion of the Merger, Barrick’s head office and certain key functions will continue to be located in Toronto. Barrick does not intend to close any of Randgold’s existing offices. If the Continuance is approved by Barrick Shareholders, the New Barrick Group’s registered and records office will be located at 1600—925 West Georgia Street, Vancouver, British Columbia V6C 3L2. Barrick has no intention to make any changes with respect to the redeployment of Randgold’s existing fixed assets. Owing to the nature of its business, Randgold does not have a research and development function. However, Randgold has a portfolio of exploration assets and the New Barrick Group intends to leverage Randgold’s successful exploration expertise to drive value creation across the New Barrick Group’s enlarged asset portfolio.

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Following completion of the Merger, Mark Bristow, Chief Executive Officer of Randgold, will become President and Chief Executive Officer of the New Barrick Group, and Graham Shuttleworth, Finance Director and Chief Financial Officer of Randgold, will become Senior Executive Vice President and Chief Financial Officer of the New Barrick Group. Details of their service contracts with the New Barrick Group, which will become effective upon completion of the Merger, are set out in paragraph 8 of Part 2 (Explanatory Statement). No retention award or bonus will be granted to Mark Bristow or Graham Shuttleworth in connection with the Merger.

Following completion of the Merger, the operational management structure will be conducted through three regional teams, covering North America, South America and Africa & Middle East respectively. The North America and South America teams will be drawn primarily from the existing Barrick workforce.

Barrick does not anticipate any headcount reduction in Randgold’s workforce at the operational and management level as a result of the Merger. It is intended that existing Randgold employees will form the core of a regional African management team which will oversee the operations of the combined African & Middle East assets of the New Barrick Group. This will help the New Barrick Group benefit from economies of scale and the experience of a dedicated African-focused management team.

Following the completion of the Merger, the new executive management team of the New Barrick Group will continue to implement a decentralised management and partnership structure which may result in some workforce reduction in respect of persons currently employed as part of the New Barrick Group. These headcount reductions will be focussed on reducing redundant roles between the operations, projects and the corporate centre. It is expected that any job reductions will be identified by the new executive management team of the New Barrick Group within the 12 months following completion of the Merger. Barrick does not intend to make any material change in the balance of skills and functions of the employees of the Randgold Group. Except as described above, Barrick does not intend to make any material change in the conditions of employment of the employees and management of the Randgold Group.

The Randgold Group does not provide company-funded pension plans; however, Randgold Group provides a defined contribution plan under which the group pays fixed contributions into a separate entity. Barrick does not intend to make any changes to the Randgold Group’s pension arrangements in the 12 months which follow the Effective Date. Following completion of the Merger, the existing employment rights, including pension rights, of management and employees of the Randgold Group and the Barrick Group will be fully safeguarded in accordance with contractual and statutory requirements, as will the contractual rights of any directors and officers who are not employees.

There is no intention to redeploy material fixed assets of the New Barrick Group or, except as described above, make changes to locations of business of the New Barrick Group.

Randgold Shares are currently listed on the Official List and Randgold ADSs are admitted to trading on NASDAQ. As set out in paragraph 13 of Part 2 (Explanatory Statement), a request will be made to cancel trading in Randgold Shares on the London Stock Exchange and to delist Randgold Shares from the Official List and to delist the Randgold ADSs from NASDAQ, in each case with effect as of or shortly following the Effective Date. Randgold will also be re-registered as a private company.

No statements made in paragraphs 3 or 5 constitute “post-offer undertakings” for the purposes of Rule 19.5 of the Code.

6	Barrick and the New Barrick Shares

If the Scheme becomes effective, you will become a shareholder in Barrick. The Barrick Shares are admitted to trading on the NYSE and the TSX. Your attention is drawn to paragraphs 16 and 18 of this Part 1, paragraph 2 of Part 2 (Explanatory Statement) and Part 9 (Comparison of rights of Randgold Shareholders and Barrick Shareholders) which contain summary information relating to Barrick and important information in respect of becoming a shareholder in the New Barrick Group.

7	Barrick Shareholder approval

The issuance of New Barrick Shares under the Merger requires the Barrick Shareholder Resolution to be approved by a simple majority of the votes cast by Barrick Shareholders represented in person or by proxy at the Barrick Special Meeting.

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The Barrick Board, which has been advised by M. Klein and Co. and Morgan Stanley as to the financial terms of the Merger, considers the Exchange Ratio to be fair and reasonable. The Barrick Board has recommended that Barrick Shareholders vote in favour of the Barrick Shareholder Resolution at the Barrick Special Meeting.

The Barrick Directors have entered into voting and support agreements to vote in favour of the Barrick Shareholder Resolution and the Continuance at the Barrick Special Meeting with Randgold in respect of 5,065,850 Barrick Shares representing approximately 0.434 per cent of the Barrick Shares currently in issue. These voting and support agreements will cease to be binding only if Barrick announces that it does not intend to make or proceed with the Merger or if the Scheme lapses or is withdrawn (other than where Barrick has elected to exercise its right to proceed by way of a Takeover Offer and such Takeover Offer has not lapsed or been withdrawn), but will remain binding in the event that a Barrick Superior Proposal is made.

Further details of these voting and support agreements are set out in Part 10 (Additional Information) of this document.

8	Irrevocable undertakings

The Randgold Directors who own Randgold Shares have irrevocably undertaken to vote in favour of the Scheme at the Jersey Court Meeting and the Special Resolution at the Extraordinary General Meeting in respect of their own beneficial holdings amounting to 997,696 Randgold Shares representing, in aggregate, approximately 1.06 per cent. of the issued ordinary share capital of Randgold on the Latest Practicable Date. The undertakings from the directors of Randgold will cease to be binding only if Barrick announces (with the consent of the Panel) that it does not intend to make or proceed with the Merger or if the Scheme lapses or is withdrawn (other than where Barrick has elected to exercise its right to proceed by way of a Takeover Offer and such Takeover Offer has not lapsed or been withdrawn), but will remain binding in the event that a higher competing offer for Randgold is made.

Further details of these irrevocable undertakings are set out in Part 10 (Additional Information) of this document. If the Merger is subsequently structured as a Takeover Offer, all the above undertakings will take effect as irrevocable undertakings to accept such offer.

9	Dividends

Randgold Permitted Dividend and Barrick Permitted Dividends

Under the terms of the Merger, Barrick and Randgold have agreed that:

•	Randgold Shareholders will be entitled to receive a Randgold dividend for the 2018 financial year of US$ 2.00 per Randgold Share, subject to the approval of the Board of Randgold (the Randgold Permitted Dividend). The Randgold Permitted Dividend is expected to be declared on or before the Effective Date, payable to Randgold Shareholders on or around the Effective Date by reference to the Scheme Record Time; and

•	subject to the discretion of the Barrick Board with respect to the declaration of dividends, Barrick Shareholders will receive a total 2018 annualised dividend of up to US$ 0.14 per share. A Barrick quarterly dividend of (i) up to US$ 0.03 per Barrick Share will be paid for the three month period ending 30 September 2018; and (ii) up to US$ 0.05 per Barrick Share (with a record date prior to the Effective Date) will be paid for the three month period ending 31 December 2018, in each case if, as and when declared by the Board of Barrick (together, the Barrick Permitted Dividends ).

Randgold Equalisation Dividend

If, after the date of this document, any dividend (other than or in excess of the Barrick Permitted Dividends), distribution or return of capital is declared, made or paid or becomes payable in respect of the Barrick Shares with a record date on or before the Effective Date (a Non-Permitted Barrick Dividend), then Randgold will be entitled (in addition to the Randgold Permitted Dividend) to declare and pay, and the Randgold Shareholders will be entitled to receive and retain, prior to the Scheme Record Time an equalisation dividend in US$ (the Randgold Equalisation Dividend) in respect of the Randgold Shares of an amount per Randgold Share equal to the amount of the Non-Permitted Barrick Dividend per Barrick Share multiplied by the Exchange Ratio (taking into account any reduction to the Exchange Ratio arising as a result of any Randgold Returns of Capital in accordance with the following paragraph entitled “Reduction to Exchange Ratio”).

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Reduction to Exchange Ratio

If, after the date of this document, any dividend, distribution or return of capital is declared, made or paid or becomes payable in respect of the Randgold Shares (other than, or in excess of, a Randgold Permitted Dividend or a Randgold Equalisation Dividend) with a record date on or before the Scheme Record Time (each a Randgold Return of Capital), Barrick reserves the right to reduce the Exchange Ratio accordingly so as to reflect the aggregate value attributable to any such Randgold Return of Capital.

Dividend policy of the New Barrick Group

The New Barrick Group intends to grow its dividend from the Barrick level for the financial year ended 31 December 2018 over time, underpinned by stronger cash flow generation, additional overhead cost savings, asset sale proceeds and lower interest costs. Following the completion of the Merger, the board of the New Barrick Group will review the dividend policy quarterly based on the cash requirements of the New Barrick Group’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of the New Barrick Group. It is expected that the first dividend of the New Barrick Group after the Scheme Record Time to which the former Randgold Shareholders will be entitled will be the dividend in respect of the first quarter of 2019, if any.

All mandates, where possible, relating to the payment of dividends and other instructions (or deemed instructions, including communication preferences) given (or deemed given) to Randgold by Scheme Shareholders in force at the Scheme Record Time relating to holdings of Randgold Shares will, where possible, unless and until amended or revoked, be deemed as from the Effective Date to be effective mandates or instructions in respect of the corresponding New Barrick Shares, except to the extent that a Scheme Shareholder already holds Barrick Shares at the Scheme Record Time (and the registrar of Barrick is able to match such holdings), in which case any mandates and other instructions (or deemed instructions, including communication preferences) will also apply to the New Barrick Shares issued to that Scheme Shareholder and any mandates or instructions (or deemed instructions, including communication preferences) held in respect of the Randgold Shares will be disregarded.

10	Information on the New Service Agreements

Details of the arrangements that will apply to Mark Bristow and Graham Shuttleworth with effect from completion of the Merger in relation to their appointments as Chief Executive Officer and Senior Executive Vice President and Chief Financial Officer, respectively, of the New Barrick Group are set out in paragraph 8 of Part 2 (Explanatory Statement) of this document.

As required by, and solely for the purposes of, Rule 16.2 of the Code, CIBC and Barclays have (in their capacity as independent advisers to Randgold for the purposes of Rule 3 of the Code) advised Randgold that, in their opinion, the employment arrangements for Mark Bristow and Graham Shuttleworth referred to in paragraph 8 of Part 2 (Explanatory Statement) and the treatment of their existing Randgold Share Awards referred to in paragraph 9 of Part 2 are fair and reasonable. In providing their advice, CIBC and Barclays have taken into account the commercial assessments of Randgold.

11	Effect of the Merger on the Randgold Share Plans

Details of the arrangements proposed to be implemented in relation to the Randgold Share Plans are set out at paragraph 9 of Part 2 (Explanatory Statement) of this document.

12	Randgold ADS Holders

Voting at the Jersey Court Meeting and the Extraordinary General Meeting

Each outstanding Randgold ADS represents one Randgold Share deposited with the Randgold ADS Depositary pursuant to the Deposit Agreement. Randgold ADS Holders at the ADS Voting Record Time will have the opportunity to instruct the Randgold ADS Depositary to vote the Randgold Shares represented by the Randgold ADSs they hold as of the ADS Voting Record Time at the Jersey Court Meeting and the Extraordinary General Meeting as set out on the ADS Voting Instruction Card. Such voting instructions will need to be received by the Depositary prior to 10.00 a.m. (Eastern Standard Time) on 30 October 2018.

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Upon the timely receipt of voting instructions of a registered Randgold ADS Holder in respect of their Randgold ADSs in the manner specified by the Randgold ADS Depositary on the ADS Voting Instruction Card, the Randgold ADS Depositary shall endeavour, insofar as practicable and permitted under applicable law and the requirements of NASDAQ, the provisions of the Deposit Agreement, the Randgold Articles and the provisions governing Randgold Shares, to vote or cause the custodian for the Randgold ADS Depositary to vote the Randgold Shares (in person or by proxy) represented by such Randgold ADSs at the Jersey Court Meeting and the Extraordinary General Meeting in accordance with such voting instructions.

Randgold ADS Holders who wish to vote directly on the Scheme and the Special Resolution or to receive New Barrick Shares in the Scheme itself (rather than being transferred their New Barrick Shares from the Depositary after it receives New Barrick Shares in the Scheme) must surrender their Randgold ADSs to the Depositary, pay the Depositary’s fees and charges in accordance with the Deposit Agreement and become holders of Randgold Shares prior to the Scheme Voting Record Time, subject to and in accordance with the terms of the Deposit Agreement. Randgold ADS Holders who wish to take such action must surrender their Randgold ADSs in time to permit processing to be completed by the Depositary and its Jersey custodian prior to 5.00pm (Eastern Standard Time) on 30 October 2018.

Holders of Randgold ADSs will not be able to attend and (subject to the limitations described below) vote at the Jersey Court Meeting or the Extraordinary General Meeting unless they cancel their Randgold ADSs and become holders of Randgold Shares prior to the Scheme Voting Record Time. A Randgold ADS Holder who wishes to cancel its Randgold ADSs needs to make arrangements to deliver the Randgold ADSs (and to the extent the Randgold ADSs are certificated, the certificates evidencing such Randgold ADSs) to the Depositary for cancellation before 5.00 p.m. (Eastern Standard Time) on 30 October 2018 together with (a) delivery instructions for the corresponding Randgold Shares (including, if applicable, the name and address of the person who will be the registered holder of such Randgold Shares), (b) payment of the Randgold ADS cancellation fees (US$ 0.05 per Randgold ADS to be cancelled pursuant to the Deposit Agreement) and any applicable taxes, and (c) a certification that the Randgold ADS Holder either (i) held the Randgold ADSs as of the ADS Voting Record Time and has not (directly or indirectly) given, and will not give, voting instructions to the Depositary as to the Randgold ADSs being cancelled, or has cancelled any voting instructions previously given to the Depositary as to the Randgold ADSs being cancelled, or has given voting instructions to the Depositary as to the Randgold ADSs being cancelled but undertakes not to vote the corresponding Randgold Shares at the Jersey Court Meeting or the Extraordinary General Meeting, or (ii) did not hold the Randgold ADSs as of the ADS Voting Record Time and undertakes not to vote the corresponding Randgold Shares at the Jersey Court Meeting or the Extraordinary General Meeting. As a result, as a Randgold ADS Holder you will only be able to vote on the Scheme (directly as a holder of Randgold Shares or indirectly as a Randgold ADS Holder) if you held the Randgold ADSs as of the ADS Voting Record Time.

Those Randgold ADS Holders who hold their Randgold ADSs indirectly must rely on the procedures of the bank, broker, financial institution, share plan administrator or other securities intermediary through which they hold their Randgold ADSs if they wish to surrender their Randgold ADSs and become holders of Randgold Shares prior to the Scheme Voting Record Time, and should contact such intermediary to determine the date by which to instruct that intermediary to act so that the necessary processing can be completed in time.

Failure by a Randgold ADS Holder to deliver any instructions or to take any action as set out herein will result in no votes being cast in respect of the underlying Randgold Shares represented by the Randgold ADSs of such Randgold ADS Holder.

Settlement of the New Barrick Shares to which Randgold ADS Holders are entitled

Under the terms of the Deposit Agreement, any New Barrick Shares offered pursuant to the Scheme will be received by the Depositary in its capacity as the registered holder of the relevant Scheme Shares and will be held for and on behalf of the Randgold ADS Holders pursuant to the terms of the Deposit Agreement. As such, from the time that the Depositary receives the New Barrick Shares, the Randgold ADSs will represent interests in the New Barrick Shares until such time as Barrick terminates Randgold’s ADS programme.

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Randgold ADS Holders will be entitled to receive 6.1280 New Barrick Shares for each Randgold ADS. As described in paragraph 2 of this Part 1, fractions of New Barrick Shares will not be allotted to Randgold Shareholders under the terms of the Scheme. The Depositary will aggregate the fractional entitlements to New Barrick Shares for the Randgold ADS Holders, sell the aggregate of such entitlements in the open market and distribute the net cash proceeds of such sale after deduction of applicable fees, taxes and expenses to the Randgold ADS Holders entitled thereto. The Randgold ADS cancellation fees payable to the Depositary in connection with the cancellation of the Randgold ADSs (US$ 0.05 per Randgold ADS cancelled) will be paid by Barrick. If you cancel your Randgold ADSs prior to the effectiveness of the Scheme, you will be responsible for the payment to the Depositary of the applicable Randgold ADS cancellation fee (US$ 0.05 per Randgold ADS to be cancelled).

Following the Effective Date, Barrick and the Depositary intend to terminate Randgold’s ADS programme. Within 14 days of the Effective Date, the Depositary shall distribute the applicable number of New Barrick Shares (and any cash proceeds from the sale of fractional entitlements to New Barrick Shares) to each holder of uncertificated Randgold ADSs entitled to receive such shares. Holders of certificated Randgold ADSs will be sent a Notice and Letter of Transmittal after the Effective Date detailing how to surrender the certificated Randgold ADSs to the Depositary and receive the New Barrick Shares (and any cash proceeds from the sale of fractional entitlements to New Barrick Shares) to which such Randgold ADS Holder is entitled. New Barrick Shares (and any cash proceeds from the sale of fractional entitlements to New Barrick Shares) will not be released to a holder of certificated Randgold ADSs until such Randgold ADS Holder surrenders their certificated Randgold ADSs to the Depositary. If a holder of certificated Randgold ADSs has not surrendered their certificated Randgold ADSs before the date specified by the Depositary (which shall be at least six months from the date on which Randgold’s ADS programme is terminated), the Depositary will sell the Barrick Shares held for such Randgold ADS Holder, and after such sale the Randgold ADSs will represent the right to receive the net cost proceeds of the applicable New Barrick Shares.

13	Randgold’s current trading and prospects

Randgold published its interim results for the three-and six-month periods ended on 30 June 2018 on 9 August 2018 in the Randgold Q2 Report. The Randgold Q2 Report is incorporated by reference into this document.

As at 30 June 2018, Randgold had unaudited cash resources of US$ 603.673 million and unaudited total current assets of US$ 948.393 million, unaudited total liabilities of US$ 257.053 million and unaudited net profit of approximately US$ 124.892 million for the six-month period ended 30 June 2018. Randgold Shareholders are referred to the full text of the Randgold Q2 Report which is incorporated by reference into this document and can be found at www.randgoldresources.com.

Subsequent to the Randgold Q2 Report, Randgold announced on 5 September 2018 that operations at the Tongon Mine had returned to normal after management lifted the lock-out imposed on workers after a protracted illegal strike. In the same announcement, Randgold’s Chief Executive Officer, Mark Bristow commented that:

“[...] despite the setbacks at Tongon, the overall group production outlook remained within the guidance given at the start of the year albeit towards the lower end of the range. This is supported by Loulo-Gounkoto remaining on target and the continued outperformance at Kibali.”

14	Barrick’s current trading and prospects

Barrick published its interim results for the three- and six-month periods ended 30 June 2018 on 26 July 2018 in the Barrick Q2 Financial Statements. The Barrick Q2 Financial Statements are incorporated by reference into this document.

As at 30 June 2018, Barrick had unaudited cash resources of US$ 2,085 million and unaudited total current assets of US$ 4,575 million, unaudited total liabilities of US$ 14,016 million and an unaudited net income of US$ 116 million for the six-month period ended 30 June 2018.

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15	Taxation

Your attention is drawn to Part 6 (Taxation) of this document which contains a summary of certain US, UK, Jersey and Canadian tax consequences of the implementation of the Merger. If you are in any doubt as to your tax position, you should consult an appropriately qualified independent professional tax adviser.

16	Listings, dealings and settlement

Your attention is drawn to paragraph 13 of Part 2 (Explanatory Statement) of this document in relation to Barrick’s intentions with regards to the cancellation of the admission of the Randgold Shares to trading on the main market of the London Stock Exchange and the cancellation of the listing of the Randgold ADSs on NASDAQ, which will each take effect as of or shortly after the Effective Date.

Your attention is also drawn to paragraphs 2 and 14 of Part 2 (Explanatory Statement) of this document in relation to Barrick’s intentions regarding settlement.

17	Break fee payment

Barrick has agreed to pay to Randgold a break fee payment in the amount of US$ 300 million in certain circumstances, as agreed in the Cooperation Agreement and described further in paragraph 11 of Part 2 (Explanatory Statement).

18	Barrick Information Circular

Barrick filed the Barrick Information Circular with the Canadian Securities Administrators and the SEC on or about the date of this document, setting out detailed information regarding the New Barrick Group and the New Barrick Shares. Further copies can be accessed by Randgold Shareholders who are not based in a Restricted Jurisdiction on the website of Barrick at www.barrick.com and under Barrick’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

IF THE SCHEME BECOMES EFFECTIVE, YOU WILL BECOME A SHAREHOLDER IN BARRICK, the common shares of which are listed on the TSX and the NYSE. Your attention is therefore drawn to the Barrick Information Circular. Randgold Shareholders should read the Barrick Information Circular and other documents filed by Barrick in respect of the Merger carefully and in their entirety.

19	Risk Factors

For a discussion of the risks and uncertainties which you should take into account when considering whether to vote in favour of the Scheme and the Special Resolution, please refer to Part 4 (Risk factors) of this document.

20	Overseas Shareholders

Overseas Shareholders should refer to paragraph 16 of Part 2 (Explanatory Statement) of this document, which contains important information relevant to them.

21	Action to be taken

Your attention is drawn to the “Action to be taken” section on pages 1 to 3 of this document, which explains the actions you should take in relation to the Merger and the Scheme.

22	Further information

Your attention is drawn to further information contained in Part 2 (Explanatory Statement), Part 3 (Conditions and certain Further Terms of the Scheme and to the Merger), Part 4 (Risk factors) Part 5 (The Scheme of Arrangement), Part 10 (Additional Information) and the notices of the Shareholder Meetings set out in Part 12 (Notice of Jersey Court Meeting) and Part 13 (Notice of Extraordinary General Meeting) respectively, which provide further details concerning the Scheme.

You are advised to read the whole of this document and not just rely on the summary information contained in this letter or the Explanatory Statement.

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23	Recommendation

The Randgold Board, which has been so advised by CIBC and Barclays as to the financial terms of the Merger, consider the terms of the Merger to be fair and reasonable. In providing its advice, each of CIBC and Barclays has taken into account the commercial assessments of the Randgold Board. CIBC and Barclays are providing independent financial advice to the Randgold Board for the purposes of Rule 3 of the Code.

The Randgold Directors believe that the terms of the Merger are in the best interests of the Randgold Shareholders taken as a whole and, accordingly, the Randgold Directors have unanimously approved the Merger and unanimously recommend that Randgold Shareholders vote in favour of the Scheme at the Jersey Court Meeting and the Special Resolution at the Extraordinary General Meeting as they have irrevocably undertaken to do in respect of their own beneficial holdings, amounting to 997,696 Randgold Shares representing, in aggregate, approximately 1.06 per cent. of Randgold’s issued ordinary share capital on the Latest Practicable Date.

Yours faithfully

Christopher L Coleman

Non-Executive Chairman

Randgold Resources Limited

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Endnotes

1.	“Lowest total cash cost” is based on data from Wood Mackenzie as of 31 August 2018. “Total cash cost” is a non-GAAP financial performance measure with no standardised meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Financial comparisons between the New Barrick Group and its Senior Gold Peers, as well as comparisons between Tier One Gold Assets, are made on the basis of the data presented by Wood Mackenzie which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. For further information, see “Non-GAAP Financial Performance Measures” at paragraph 22 of Part 10 (Additional Information) and “Third Party Data” on page xii.

2.	“Adjusted EBITDA” is a non-GAAP financial performance measure with no standardised meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. See “Non-GAAP Measures Reconciliation” at paragraph 21 of Part 10 (Additional Information) for more detail, including an explanation of why Barrick and Randgold use this non-GAAP financial measure and a reconciliation of Barrick and Randgold Adjusted EBITDA to net earnings of each of Barrick and Randgold, respectively.

3.	“Highest Adjusted EBITDA” and “highest Adjusted EBITDA margin” are based on data from Factset as of 31 August 2018 and are non-GAAP financial performance measures with no standardised meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Financial comparisons between the New Barrick Group and its Senior Gold Peers are made on the basis of the data presented by Factset which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. For further information regarding these non-GAAP financial performance measures as calculated by Barrick and Randgold please see endnote 2 and see “Non-GAAP Measures Reconciliation” and “Non-GAAP Financial Performance Measures” in paragraphs 21 and 22 of Part 10 (Additional Information). Please also see “Third Party Data” on page xii.

4.	“Adjusted EBITDA margin” is a non-GAAP financial performance measure with no standardised meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information regarding this non-GAAP financial performance measure, see “Non-GAAP Financial Performance Measures” at paragraph 22 of Part 10 (Additional Information). The calculation of Adjusted EBITDA margin and a reconciliation of Barrick and Randgold Adjusted EBITDA to the net earnings of each of Barrick and Randgold, respectively, is included in “Non-GAAP Measures Reconciliation” at paragraph 21 of Part 10 (Additional Information).

5.	“Total cash cost” is a non-GAAP financial performance measure with no standardised meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. See “Non-GAAP Measures Reconciliation” in paragraph 21 of Part 10 (Additional Information) for more detail, including an explanation of why Barrick and Randgold use this non-GAAP financial performance and a reconciliation of total cash cost to the most directly comparable GAAP measure.

6.	“Highest return on capital” is based on data from Bloomberg as of 31 August 2018, and is a non-GAAP financial performance measure with no standardised meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Financial comparisons between the New Barrick Group and its Senior Gold Peers are made on the basis of the data presented by Bloomberg which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. Barrick and Randgold use “return on capital” because they believe that this non-GAAP financial performance measure is an important indicator of their long term ability to generate a return on capital and provide useful information for analysing the prospects of their business. For further information, see “Third Party Data” on page xii.

7.	The potential combined gold reserves figure of 78 million ounces (rounded to the nearest million) is an aggregate of the gold mineral reserves reported at US$1200/oz by Barrick in its annual information form for the year ended 31 December 2017 (comprising attributable proven gold mineral reserves of 398 million tonnes, at a grade of 1.91 grams/tonne, containing 24 million ounces and attributable probable gold mineral reserves of 896 million tonnes, at a grade of 1.39 grams/tonne, containing 40 million ounces, for aggregate attributable proven and probable gold mineral reserves of 1,295 million tonnes, at a grade of 1.55 grams/tonne, containing 64 million ounces) and the gold ore reserves reported by Randgold at US$1000/oz in its annual report for the year ended 31 December 2017 (comprising total proved gold ore reserves of 44 million tonnes, at a grade of 3.78 grams/tonne, containing 3.5 million attributable ounces and total probable gold ore reserves of 128 million tonnes, at a grade of 3.78 grams/tonne, containing 10 million attributable ounces, for aggregate total proven and probable gold mineral reserves of 172 million tonnes, at a grade of 3.78 grams/tonne, containing 14 million attributable ounces). The assumptions on which the mineral reserves for Barrick are reported are set out in the Barrick Annual Information Form available from www.barrick.com/investors/agm/. The assumptions on which the ore reserves for Randgold are reported are set out in Randgold’s annual report published on 29 March 2018 and available from www.randgoldresources.com/annual-reports-listing. The Barrick Mineral Reserves have been prepared according to CIM (2014) Standards as incorporated by NI 43-101. The Randgold Ore Reserves have been prepared according to the JORC (2012) Code. Randgold has reconciled the reported ore reserves to the CIM (2014) Standards as incorporated by NI 43-101 and there are no material differences. The Barrick tonnage and grade figures are reported on an attributable basis and the Randgold tonnage and grade figures are reported on a total basis. The Barrick Mineral Reserves are reported using US$1200/oz except for Kalgoorlie, which uses A$1600/oz and Bulyanhulu, North Mara and Buzwagi which use US$1100/oz and the Randgold ore reserves are reported using US$1000/oz, except for Kibali KCD open pit, which uses an US$1100/oz pit design. As a result, the respective Mineral Reserves of Barrick and Ore Reserves of Randgold are not directly comparable. The potential combined reserves should be treated as a forward-looking statement and is subject to change under differing gold price assumptions.

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8.	The lowest gross debt to Adjusted EBITDA ratio is, in respect of Adjusted EBITDA, based on data from Factset for the financial year ended 31 December 2017, and, in respect of gross debt, based on the 30 June 2018 financial statements for each of Barrick, Randgold and each Senior Gold Peer, and is a non-GAAP financial performance measure with no standardised meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Financial comparisons between the New Barrick Group and its Senior Gold Peers made on the basis of the data presented by Factset may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. Barrick and Randgold use “gross debt to Adjusted EBITDA ratio” because they believe that this non-GAAP financial performance measure is an important indicator of a company’s capital structure and balance sheet strength relative to the profitability of its business. For further information, see “Third Party Data” on page xii.

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PART 2

EXPLANATORY STATEMENT

EXPLANATORY STATEMENT

(In compliance with Article 126 of the Jersey Companies Law)

4 October 2018

To Randgold Shareholders and, for information only, to participants in the Randgold Share Plans and persons with information rights

Dear Randgold Shareholder

RECOMMENDED ALL-SHARE MERGER OF RANDGOLD AND BARRICK

1	Introduction

On 24 September 2018, the Randgold Board and the Barrick Board announced that they had reached agreement on the terms and conditions of a recommended share-for-share merger of Randgold and Barrick pursuant to which Barrick, a public corporation incorporated under the laws of the Ontario, Canada, will acquire the entire issued, and to be issued, ordinary share capital of Randgold. It is intended that the Merger will be implemented by way of a Jersey Court-sanctioned scheme of arrangement under section 125 of the Jersey Companies Law.

Your attention is drawn to Part 1 (Letter from the Non-Executive Chairman of Randgold) of this document, which forms part of this Explanatory Statement and which contains, among other things, the unanimous recommendation by the Randgold Directors to Randgold Shareholders to vote in favour of the Scheme at the Jersey Court Meeting and to vote in favour of the Special Resolution at the Extraordinary General Meeting. That letter also states that the Randgold Board, who have been so advised by CIBC and Barclays as to the financial terms of the Merger, consider the terms of the Merger to be fair and reasonable. In providing its advice to the Randgold Board, each of CIBC and Barclays has taken into account the commercial assessments of the Randgold Board. CIBC and Barclays are providing independent financial advice to the Randgold Board for the purposes of Rule 3 of the Code.

We have been authorised by the Randgold Directors to write to you on behalf of the Randgold Board to explain the terms of the Merger and the Scheme and to provide you with other relevant information.

This Explanatory Statement contains a summary of the terms of the Merger, which is to be implemented by way of the Scheme. The terms of the Scheme are set out in full in Part 5 (The Scheme of Arrangement) of this document.

For Overseas Shareholders, your attention is drawn to paragraph 16 of this Part 2, which contains important information relevant to you.

2	Summary of the terms of the Merger and the Scheme

Under the terms of the Merger, which is subject to the satisfaction (or, where applicable, waiver) of the Conditions and to the further terms set out in Part 3 (Conditions and certain further terms of the Scheme and the Merger) of this document, Scheme Shareholders will be entitled to receive:

for each Scheme Share	6.1280 New Barrick Shares

This Exchange Ratio has been agreed based on the volume-weighted average prices of Barrick Shares (on the NYSE) and Randgold ADSs (on NASDAQ) respectively over the 20 trading days ended on 21 September 2018 (being the last Business Day before the Announcement Date).

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Randgold Shareholders will be entitled to receive a 2018 Randgold dividend of US$ 2.00 per Randgold Share on or around the Effective Date, subject to the approval of the Randgold Board. Subject to the discretion of the Barrick Board with respect to the declaration of dividends, Barrick Shareholders will receive a total 2018 annualised dividend of up to US$ 0.14 per share. A Barrick quarterly dividend of (i) up to US$ 0.03 per Barrick Share will be paid for the three month period ending 30 September 2018; and (ii) up to US$ 0.05 per Barrick Share (with a record date prior to the Effective Date) will be paid for the three month period ending 31 December 2018, in each case if, as and when declared by the Board of Barrick.

If, after the date of this document, any Non-Permitted Barrick Dividend is declared, made or paid, then Randgold will be entitled (in addition to the Randgold Permitted Dividend) to declare and pay, and the Randgold Shareholders will be entitled to receive and retain, prior to the Scheme Record Time a Randgold Equalisation Dividend in US$ in respect of the Randgold Shares of an amount per Randgold Share equal to the amount of the Non-Permitted Barrick Dividend per Barrick Share multiplied by the Exchange Ratio (taking into account any reduction to the Exchange Ratio arising as a result of any Randgold Returns of Capital in accordance with the following paragraph).

If, after the date of this document, any Randgold Return of Capital is declared, made or paid, Barrick reserves the right to reduce the Exchange Ratio accordingly so as to reflect the aggregate value attributable to any such Randgold Return of Capital.

Approval of the Scheme, subject to satisfaction or (where applicable) waiver of the Conditions, will result in the issue of up to 586,609,277 New Barrick Shares. Following completion of the Merger, Barrick Shareholders will own approximately 66.6 per cent. and Randgold Shareholders will own approximately 33.4 per cent. of the New Barrick Group on a fully-diluted basis. The New Barrick Shares will be issued as fully paid and will rank equally in all respects with existing Barrick Shares, including the right to receive dividends and other distributions declared, made or paid on Barrick Shares by reference to a record date falling after the Effective Date.

Fractional entitlements

Fractions of New Barrick Shares will not be issued to Randgold Shareholders. Instead, Randgold Shareholders who otherwise would have received a fraction of a New Barrick Share will instead receive an amount in cash rounded to the nearest cent, based on the amount obtained by multiplying such fraction by the average Closing Price of Barrick Shares on the NYSE on each of the five consecutive trading days ending on the trading day that is two trading days prior to the Effective Date, except that individual entitlements of less than US$ 5.00 will not be paid but will be retained for the benefit of the New Barrick Group.

For the purposes of determining fractional entitlements, each portion of a Scheme Shareholder’s holding which is recorded in the register of members of Randgold by reference to a separate designation at the Scheme Record Time, whether in certificated or uncertificated form, shall be treated as a separate holding.

The cash payment paid to Randgold Shareholders in respect of fractional entitlements shall be a US dollar amount other than to Randgold Shareholders who have in place with Randgold a current election to receive dividends in Sterling at the Scheme Record Time. Such Randgold Shareholders will receive the cash payment in Sterling by converting the US dollar amount which would be due pursuant to their fractional entitlement into Sterling using an exchange rate to be determined by the Transfer Agent with the consent of Randgold.

Listing of the New Barrick Shares

New Barrick Shares will be listed on the NYSE and the TSX, subject to the approval or acceptance of each exchange. On or after the Effective Date, the listing of Randgold Shares on the Official List and the trading in Randgold Shares on the main market of the London Stock Exchange and trading of the Randgold ADSs on NASDAQ will be cancelled. The New Barrick Shares will trade under the same ISIN as all other Barrick Shares.

Application has been made to the TSX and the NYSE to list the New Barrick Shares on the TSX and on the NYSE. Listing of the New Barrick Shares is subject to TSX and NYSE approval and must be obtained prior to the closing of the Merger. Uncertificated Scheme Shareholders on the Jersey Register (that is, holding their Randgold Shares in CREST) will receive Barrick CDIs in respect of their entitlement to New Barrick Shares (except for the New Barrick Shares issuable to the Randgold ADS Holders will not be issued as CDIs but as shares that are tradable in the U.S).

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Barrick CDIs

Unlike Randgold Shares, because the New Barrick Shares are Canadian securities, they are not capable of being registered, transferred or settled directly through CREST. A Scheme Shareholder who holds Scheme Shares through CREST (directly or through a broker or other nominee with a CREST account) will therefore not be issued with New Barrick Shares directly but will be issued with CREST Depository Interests through the existing unsponsored CDI programme administered through CREST in respect of Barrick Shares. Each Barrick CDI will represent one New Barrick Share. The Barrick CDIs reflect the economic rights attached to the New Barrick Shares. However, while the holders of Barrick CDIs will have an interest in the underlying New Barrick Shares, they will not be the registered holders of the New Barrick Shares.

The Barrick CDIs to which such Scheme Shareholders will be entitled under the Scheme will be delivered, held and settled in CREST and linked to the underlying New Barrick Shares by means of the CREST International Settlement Links Service, and CREST’s established link with DTC, the US settlement and clearance system. This link operates via the services of CREST International Nominees Limited, which is a participant in DTC. A custody fee, as determined by CREST from time to time, is charged at the user level (i.e., to the holder of Barrick CDIs) for the use of Barrick CDIs.

The existing Barrick CDI programme is unsponsored and Barrick is not currently party to arrangements with Euroclear enabling it (or its voting agent) to: (a) send out notices of shareholder meetings and proxy forms to its CDI holders; or (b) produce a definitive list of CDI holders.

Cede & Co and Euroclear have omnibus proxy arrangements pursuant to which CREST International Nominees Limited (the custodian of the New Barrick Shares underlying the Barrick CDIs) will be able to grant each Barrick CDI holder the right to vote in respect of such holder’s underlying New Barrick Shares.

Holders of Barrick CDIs will need to contact Euroclear to request the right to vote in respect of their holding in New Barrick Shares.

Holders of Barrick CDIs through CREST will be able to cancel their Barrick CDIs by settling a crossborder delivery transaction in respect of the underlying New Barrick Shares through CREST to a DTC participant, in accordance with the rules and practices of CREST and DTC. Additionally, if so required, a subsequent delivery to a CDS participant account can be initiated from DTC.

Please refer to paragraph 14 (Settlement) of this Part 2 for further details regarding settlement of the New Barrick Shares and Barrick CDIs.

Shareholder rights

If the Scheme becomes effective, you will become a shareholder in Barrick. The Barrick Shares are admitted to trading on the NYSE and the TSX.

Randgold is incorporated in Jersey and the rights of Randgold Shareholders are currently governed by the Jersey Companies Law as well as the Randgold Articles. The rights of Barrick Shareholders are currently governed by the OBCA and the articles of amalgamation and by-laws of Barrick.

A resolution providing for the Continuance is being proposed to Barrick Shareholders at the Barrick Special Meeting. If the Continuance is approved at the Barrick Special Meeting, Barrick’s registered and records office will be relocated to Vancouver, British Columbia, Canada while its head office and certain key functions will continue to be located in Toronto, Canada. Following the Continuance, the rights of Barrick Shareholders will be governed by the BCBCA and the notice of articles and articles of Barrick.

Therefore Randgold Shareholders should be aware that the rights attached to the New Barrick Shares will be different to the rights attached to the Randgold Shares.

Part 9 (Comparison of rights of Randgold Shareholders and Barrick Shareholders) describes the material differences between the rights of Randgold Shareholders under Jersey law and holders of New Barrick Shares under the OBCA and BCBCA. You are urged to read Part 9 carefully.

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Your attention is also drawn to paragraph 6 of this Part 2, which contains further information on Barrick.

Description of the Scheme and the Meetings

The Scheme

The Merger is being implemented by means of a Jersey Court-sanctioned scheme of arrangement between Randgold and the Scheme Shareholders under Article 125 of the Jersey Companies Law. The procedure requires approval by Scheme Shareholders at the Jersey Court Meeting and Extraordinary General Meeting, and sanction of the Scheme by the Jersey Court. The Scheme is set out in full in Part 5 (The Scheme of Arrangement) of this document.

The purpose of the Scheme is to provide for Barrick to become the holder of the entire issued and to be issued ordinary share capital of Randgold. This is to be achieved by transferring the Scheme Shares held by Randgold Shareholders as at the Scheme Record Time to Barrick in consideration for which the Scheme Shareholders will receive 6.1280 New Barrick Shares for each Scheme Share held at the Scheme Record Time.

Shareholder Meetings

Before the Jersey Court’s sanction can be sought for the Scheme, the Scheme requires approval by the passing of a resolution at the Jersey Court Meeting.

In addition, the Special Resolution must be passed at the Extraordinary General Meeting to authorise the Randgold Directors to implement the Scheme and to deal with certain ancillary matters.

The Extraordinary General Meeting will be held immediately after the Jersey Court Meeting. Notices of the Shareholder Meetings are set out in Part 12 (Notice of Jersey Court Meeting) and Part 13 (Notice of Extraordinary General Meeting) of this document, respectively.

Save as set out in this section, all holders of Randgold Shares whose names appear on the register of members of Randgold 48 hours prior to the time set for the relevant Shareholder Meeting, or, if any such Meeting is adjourned, on the register of members 48 hours before the time set for such adjourned meeting, will be entitled to attend, speak and vote at the Jersey Court Meeting and the Extraordinary General Meeting, in respect of the Randgold Shares registered in their name at the relevant time.

The Jersey Court Meeting

The Jersey Court Meeting has been convened at the direction of the Jersey Court for 9.00 a.m. on 5 November 2018 for Scheme Shareholders to consider and, if thought fit, approve the Scheme.

At the Jersey Court Meeting, voting will be by poll and each Scheme Shareholder present in person or by proxy will be entitled to one vote for each Scheme Share held as at the Scheme Voting Record Time. The resolution must be approved by a majority in number of those Scheme Shareholders as at the Scheme Voting Record Time present and voting (and entitled to vote), either in person or by proxy at the Jersey Court Meeting representing three-fourths (3/4ths) or more of the voting rights of all the Randgold Shares voted.

It is important that, for the Jersey Court Meeting in particular, as many votes as possible are cast, so that the Jersey Court may be satisfied that there is a fair and reasonable representation of opinion of the Scheme Shareholders. You are therefore strongly advised to sign and return both Forms of Proxy or, alternatively, appoint a proxy electronically as soon as possible. The completion and return of the Forms of Proxy will not prevent you from attending, voting and speaking at either the Jersey Court Meeting or the Extraordinary General Meeting, or any adjournment thereof, in person if you are entitled to do so.

The Extraordinary General Meeting

The Extraordinary General Meeting has been convened for 9.15 a.m. on 5 November 2018, or as soon after that time as the Jersey Court Meeting has been concluded or adjourned, for Randgold Shareholders to consider and, if thought fit, pass the Special Resolution necessary to implement the Scheme and certain related matters.

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The Special Resolution is proposed to approve:

(a)	giving the Randgold Board the authority to take all necessary action to carry the Scheme into effect; and

(b)	amending the Randgold Articles as more particular described below.

At the Extraordinary General Meeting, voting on the Special Resolution will be by poll and each Randgold Shareholder present in person or by proxy will be entitled to one vote for each Randgold Share held 48 hours prior to the time set for the Extraordinary General Meeting. The approval required for the Special Resolution to be passed is at least two-thirds of the votes cast on the Special Resolution (in person or by proxy).

Forms of Proxy

Blue Forms of Proxy for use at the Jersey Court Meeting and white Forms of Proxy for use at the Extraordinary General Meeting should be returned to Randgold’s registrar, Computershare, either by using the pre-printed address on the back of the Form of Proxy, or (during normal business hours only) by hand to Computershare, c/o The Pavilions, Bridgwater Road, Bristol, United Kingdom BS13 8AE or, alternatively a proxy may be appointed electronically either by logging on to www.investorcentre.co.uk/eproxy or, for Randgold Shareholders who hold Randgold Shares in CREST, through the CREST electronic proxy appointment service as soon as possible and, in any event, so as to be received not later than 9.00 a.m. and 9.15 a.m., respectively on 4 November 2018.

If either Meeting is adjourned for less than 28 days but more than 48 hours, the relevant Form of Proxy must be received not later than 24 hours before the time fixed for the relevant adjourned Meeting.

However, if the blue Form of Proxy for the Jersey Court Meeting is not returned by such time, the blue Form of Proxy may be handed to a representative of Computershare, on behalf of the Chairman of the Jersey Court Meeting, or to the Chairman of the Jersey Court Meeting, before the start of that Meeting.

If the white Form of Proxy for the Extraordinary General Meeting is not returned by such time, it will be invalid unless such Meeting is adjourned for not more than 48 hours, in which case the white Form of Proxy may be handed to a representative of Computershare, on behalf of the Chairman of the Extraordinary General Meeting, or to the Chairman of the Extraordinary General Meeting, before the start of that Meeting.

The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Jersey Court Meeting or the Extraordinary General Meeting, or any adjournment thereof, if you so wish and are so entitled.

Information about the procedures for appointing proxies and giving voting instructions is set out in the “Action to be taken” section on pages 1-3 of this document.

Randgold ADS Holders should read paragraph 12 of Part 1 (Letter from the Non-Executive Chairman of Randgold) of this document for details of how they can instruct the Depositary to vote on their behalf at the Jersey Court Meeting and the Extraordinary General Meeting.

Randgold will announce the details of the votes at the Meetings as required under the Code through a Regulatory Information Service as soon as practicable after the conclusion of the Meetings and, in any event, by no later than 8.00 a.m. on the Business Day following the Meetings.

Jersey Court Hearing

Under the Jersey Companies Law, the Scheme requires the sanction of the Jersey Court. The hearing by the Jersey Court to sanction the Scheme is currently expected to be held on 17 December 2018 subject to the prior satisfaction or waiver of the other Conditions set out in Part 3 (Conditions and certain further terms of the Scheme and the Merger) of this document.

The Jersey Court Hearing will be held on 17 December 2018 at the Royal Court of Jersey, Royal Court House, Royal Square, St Helier, Jersey JE1 1JG. Scheme Shareholders are entitled to attend and be heard at the Jersey Court Hearing, should they wish to do so, in person or through counsel.

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Following sanction of the Scheme by the Jersey Court, the Scheme will become effective in accordance with its terms upon the Scheme Court Order being delivered to the Registrar of Companies for registration. This is presently expected to occur on 31 December 2018, subject to satisfaction (or, where applicable, waiver) of the Conditions.

Randgold and/or Barrick will make an announcement through a Regulatory Information Service as soon as practicable following the Scheme becoming effective.

Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders holding Scheme Shares at the Scheme Record Time, irrespective of whether or not they attended or voted in favour of, or against, the Scheme at the Jersey Court Meeting or in favour of, or against, or abstained from voting on the Special Resolution at the Extraordinary General Meeting.

If the Scheme does not become effective by 28 February 2018 (or such later date as may be agreed by Randgold and Barrick with the Panel’s consent and as the Jersey Court may approve (if such approval is required)), the Scheme will not become effective.

Amendments to the Randgold Articles

It is proposed, as part of the Special Resolution, that the Randgold Articles be amended to ensure that any Randgold Shares issued after such amendment of the Randgold Articles and on or prior to the Scheme Record Time will be subject to the Scheme. It is also proposed to amend the Randgold Articles so that any Randgold Shares issued to any person other than Barrick after the Scheme Record Time will be automatically acquired by Barrick on the same terms of the Merger (other than terms as to timings and formalities). These provisions will avoid any person (other than Barrick) being left with Randgold Shares after the Scheme becomes effective.

Paragraph (B) of the Special Resolution set out in the notice of the Extraordinary General Meeting in Part 13 (Notice of Extraordinary General Meeting) of this document seeks the approval of Randgold Shareholders for such amendments.

Entitlement to vote at the Meetings

Each Randgold Shareholder who is entered in Randgold’s register of members 48 hours prior to the time set for the relevant Meeting will be entitled to attend, speak and vote on all resolutions to be put to the Jersey Court Meeting and the Extraordinary General Meeting. If either Meeting is adjourned, only those Randgold Shareholders on the register of members 48 hours before the time set for such adjourned Meeting will be entitled to attend, speak and vote. Each eligible Randgold Shareholder is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him or her. A proxy need not be a Randgold Shareholder. Eligible Randgold Shareholders who return completed Forms of Proxy or appoint a proxy electronically or through CREST may still attend the Meetings instead of their proxies and vote in person, if they wish and are entitled to do so.

If you are in any doubt as to whether or not you are permitted to vote at the Meetings, please call Computershare between 8.30 a.m. and 5.30 p.m. Monday to Friday (excluding public holidays in Jersey) on 0370 707 4040 (+44 370 707 404 if calling from outside the UK). Computershare cannot provide any financial, legal or tax advice and cannot advise on the merits of the Scheme or the Merger and calls may be recorded and monitored for security and training purposes.

Further information on the actions to be taken is set out in the “Action to be taken” section on pages 1-3 of this document.

Modifications to the Scheme

The Scheme contains a provision for Randgold and Barrick jointly to consent (on behalf of all persons concerned) to any modification of, or addition to, the Scheme or to any condition which the Jersey Court may approve or impose. The Jersey Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of Scheme Shareholders unless Scheme Shareholders were informed of any such modification, addition or condition. It would be for the Jersey Court to decide, in its discretion, whether or not a further meeting of Scheme Shareholders should be held in those circumstances. If any changes required a further hearing before the Jersey Court and/or a further meeting of the Scheme Shareholders this could materially impact the timetable set out as the Expected Timetable of Principal Events on pages 4-5 of this document.

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In accordance with the Code, modifications or revisions to the Scheme may only be made: (i) more than 14 days prior to the date of the Meetings (or any later date to which such Meetings are adjourned); or (ii) at a later date, with the consent of the Panel. A switch to a Takeover Offer (as described below) is not a modification or revision for the purposes of this paragraph.

Right to switch to an offer

Subject to the terms of the Cooperation Agreement, Barrick reserves the right to elect in accordance with the Cooperation Agreement to implement the Merger by way of a Takeover Offer for the entire issued and to be issued share capital of Randgold not already held by Barrick as an alternative to the Scheme. In such event, such Takeover Offer will be implemented by Barrick on the same terms and conditions (subject to appropriate amendments), so far as applicable and subject to the terms of the Cooperation Agreement, as those which would apply to the Scheme.

If the Merger is effected by way of a Takeover Offer and such Takeover Offer becomes or is declared unconditional in all respects and sufficient acceptances are received, Barrick intends to:

•	make a request to the London Stock Exchange to cancel the trading in Randgold Shares on its market for listed securities;

•	make a request to the UK Listing Authority to cancel the listing of the Randgold Shares from the Official List;

•	make a request to the SEC to delist the Randgold ADSs from trading on NASDAQ and to deregister and terminate Randgold’s reporting obligations under the Exchange Act; and

•	exercise its rights to apply the relevant provisions of Part 18 of the Jersey Companies Law to acquire compulsorily the remaining Randgold Shares to which the Takeover Offer extends and in respect of which the Takeover Offer has not been accepted.

3	Barrick Shareholder approval

The issuance of New Barrick Shares under the Merger requires the Barrick Shareholder Resolution to be approved by a simple majority of the votes cast by Barrick Shareholders represented in person or by proxy at the Barrick Special Meeting (expected to be held at 10.00 a.m. (Eastern Standard Time) on 5 November 2018).

The Barrick Board, which has been advised by M. Klein and Co. and Morgan Stanley as to the financial terms of the Merger, considers the Exchange Ratio to be fair and reasonable. The Barrick Board has recommended that Barrick Shareholders vote in favour of the Barrick Shareholder Resolution at the Barrick Special Meeting.

The Barrick Directors have entered into voting and support agreements to vote in favour of the Barrick Shareholder Resolution and the Continuance at the Barrick Special Meeting with Randgold in respect of 5,065,850 Barrick Shares representing approximately 0.434 per cent of the Barrick Shares currently in issue. These voting and support agreements will cease to be binding only if Barrick announces that it does not intend to make or proceed with the Merger or if the Scheme lapses or is withdrawn (other than where Barrick has elected to exercise its right to proceed by way of a Takeover Offer and such Takeover Offer has not lapsed or been withdrawn), but will remain binding in the event that a Barrick Superior Proposal is made.

Further details of these voting and support agreements are set out in Part 10 (Additional Information) of this document.

4	Irrevocable undertakings

The Randgold Directors who own Randgold Shares have irrevocably undertaken to vote in favour of the Scheme at the Jersey Court Meeting and the Special Resolution at the Extraordinary General Meeting in respect of their own beneficial holdings amounting to 997,696 Randgold Shares representing, in aggregate, approximately 1.06 per cent. of the issued ordinary share capital of Randgold on the Latest Practicable Date. The undertakings from the directors of Randgold will cease to be binding only if Barrick announces (with the consent of the Panel) that it does not intend to make or proceed with the Merger or if the Scheme lapses or is withdrawn (other than where Barrick has elected to exercise its right to proceed by way of a Takeover Offer and such Takeover Offer has not lapsed or been withdrawn), but will remain binding in the event that a higher competing offer for Randgold is made.

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Further details of these irrevocable undertakings are set out in Part 10 (Additional Information) of this document. If the Merger is subsequently structured as a Takeover Offer, all the above undertakings will take effect as irrevocable undertakings to accept such offer.

5	Information relating to Randgold

Randgold is a leading Africa-focused gold mining and exploration company, with an extensive portfolio of mines and greenfield and brownfield projects.

Randgold was founded in 1995 and is headquartered in Jersey. Over the past 23 years, Randgold has established an extensive portfolio of mines and exploration programmes in West and Central Africa including two Tier One Gold Assets in Mali and the Democratic Republic of Congo. Randgold continues to expand its portfolio by developing mutually beneficial partnerships with host governments, communities and joint venture partners. Such partnerships include Randgold’s joint ventures with AngloGold Ashanti in the Democratic Republic of Congo and with Endeavour Mining and Newcrest in Côte d’Ivoire.

The Randgold Shares trade on the London Stock Exchange and the Randgold ADSs trade on NASDAQ. The registered office of Randgold is 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ.

For the financial year ended 31 December 2017, Randgold reported gold production of 1.315 million ounces, revenue of US$ 1,280 million and net profit of US$ 335 million.

The table below sets out the production figures for Randgold for the year 2017 in respect of Randgold’s producing mines.

Name	Randgold equity interest	Production (000s oz)(1)	Jurisdiction
Loulo	80 per cent.	349.8	Mali
Gounkoto	80 per cent.	234.5	Mali
Kibali	45 per cent.	268.3	Democratic Republic of Congo
Morila	40 per cent.	28	Mali
Tongon	89.7 per cent.	258.9	Côte d’Ivoire

In addition, Randgold has extensive interests in developing and exploration projects, including an 83.25 per cent. interest in the Massawa Project.

Mineral Resources and Reserves

As at 31 December 2017, Randgold reported the following Mineral Resources and Ore Reserves:

Mine/project	Category	Tonnes (Mt)(1)	Grade (g/t)(1)	Gold (Moz)(1)	Attributable gold (Moz)(2)
Mineral Resources
Kibali					45%
	Measured	22	4.1	3.0	1.3
	Indicated	104	3.1	10	4.6
Sub total	Measured and indicated	126	3.3	13	5.9
	Inferred	44	2.3	3.3	1.5
Loulo					80%
	Measured	20	4.5	2.9	2.3
	Indicated	33	4.7	5.0	4.0
Sub total	Measured and indicated	53	4.6	7.9	6.3
	Inferred	12	3.9	1.6	1.3
Gounkoto					80%
	Measured	7.1	3.7	0.86	0.69
	Indicated	21	4.3	2.9	2.3
Sub total	Measured and indicated	28	4.1	3.7	3.0
	Inferred	4.0	3.1	0.40	0.32

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Mine/project	Category	Tonnes (Mt)(1)	Grade (g/t)(1)	Gold (Moz)(1)	Attributable gold (Moz)(2)

Morila					40%
	Measured	16	0.51	0.26	0.10
	Indicated	0.25	1.6	0.013	0.0052
Sub total	Measured and indicated	16	0.53	0.27	0.11
	Inferred	0.94	0.45	0.014	0.0055
Tongon					90%
	Measured	7.9	2.3	0.59	0.53
	Indicated	16	2.6	1.3	1.2
Sub total	Measured and indicated	24	2.5	1.9	1.7
	Inferred	9.2	2.7	0.80	0.72
Massawa					83%
	Measured	—	—	—	—
	Indicated	24	3.8	2.9	2.4
Sub total	Measured and indicated	24	3.8	2.9	2.4
	Inferred	12	2.6	0.99	0.82
Total Mineral Resources	Measured and indicated	271	3.4	30	20
	Inferred	83	2.7	7.1	4.6
Ore Reserves
Kibali					45%
	Proved	19	4.1	2.5	1.1
	Probable	47	4.1	6.2	2.8
Sub total	Proved and probable	66	4.1	8.7	3.9
Loulo					80%
	Proved	12	4.2	1.6	1.3
	Probable	24	4.7	3.6	2.9
Sub total	Proved and probable	36	4.5	5.2	4.1
Gounkoto					80%
	Proved	6.1	3.9	0.78	0.62
	Probable	14	4.9	2.2	1.7
Sub total	Proved and probable	20	4.6	3.0	2.4
Morila					40%
	Proved	—	—	—	—
	Probable	11	0.56	0.19	0.077
Sub total	Proved and probable	11	0.56	0.19	0.077
Tongon					90%
	Proved	7.0	2.2	0.49	0.44
	Probable	9.3	2.5	0.74	0.66
Sub total	Proved and probable	16	2.3	1.2	1.1
Massawa					83%
	Proved	—	—	—	—
	Probable	23	3.6	2.7	2.2
Sub total	Proved and probable	23	3.6	2.7	2.2
Total Ore Reserves	Proved and probable	172	3.8	21	14

(1)	Tonnes, Grade and Gold presented on a non-attributable basis.

(2)	Based on the applicable equity interest of Randgold.

Notes to mineral resources and ore reserves disclosure

The Randgold Mineral Resource and Ore Reserve estimates have been prepared according to the reporting standards and guidelines of the JORC (2012) Code. Randgold has reconciled the Mineral Resources and Ore Reserves to CIM (2014) Standards as incorporated into NI 43-101 and there are no material differences.

The reporting of mineral resources is based on a gold price of US$1,500/oz. The reporting of mineral resources is also in accordance with Industry Guide 7. All mineral resource tabulations are reported inclusive of that material which is then modified to form mineral reserves.

Reserve pit optimisations are carried out at a gold price of US$1,000/oz for all pits, except for KCD pit in Kibali which is carried out at a gold price of US$1,100/oz. Underground ore reserves are also based on a gold price of US$1,000/oz.

Dilution and ore loss modifying factors are incorporated into the calculation of all open pit and underground ore reserves.

The Randgold ore reserves have been prepared according to the JORC (2012) Code. Randgold has reconciled the reported ore reserves to the CIM (2014) Standards as incorporated by NI 43-101 and there are no material differences.

Cautionary note to US investors: The SEC permits mining companies, in their filings with the SEC, to disclose only proved and probable mineral reserves. Randgold uses certain terms in this section such as ’resources’, that the SEC does not recognise and strictly prohibits the company from including in its filings with the SEC.

Investors are cautioned not to assume that all or any parts of Randgold’s resources will ever be converted into reserves which qualify as ’proved and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.

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Your attention is drawn to the fact that Randgold’s Mineral Resources and Ore Reserves are calculated using assumptions and criteria that are different to the assumptions and criteria used by Barrick in calculating its Mineral Resources and Mineral Reserves as described in paragraph 6 below. Therefore, Randgold’s Mineral Resources and Ore Reserves are not directly comparable to Barrick’s Mineral Resources and Mineral Reserves.

6	Information relating to Barrick

Corporate information

Background

Barrick is a corporation existing under the Business Corporations Act (Ontario) founded in 1983 and incorporated and headquartered in Toronto, Canada. The Barrick Shares are listed on the NYSE (code: ABX) and the TSX (code: ABX). Barrick has a market capitalisation of approximately US$ 13,007 million based upon the Closing Price on the Latest Practicable Date for Barrick Shares of US$ 11.14.

Continuance to British Columbia

In connection with the Merger and the changes to the Barrick Board contemplated in relation to the Merger, Barrick believes it is appropriate at this time to continue (i.e. to migrate its province of incorporation) to British Columbia, which has a more modern corporate statute that provides additional flexibility to Barrick in a number of areas, including increased flexibility with respect to capital management and in the composition of the Board of Barrick.

Constitutional documents

Your attention is drawn to: (i) paragraph 2 of this Part 2 which includes further information in respect of the New Barrick Shares and the rights attached to them; and (ii) Part 9 (Comparison of rights of Randgold Shareholders and Barrick Shareholders) which describes the material differences between the rights of Randgold Shareholders under Jersey law and holders of New Barrick Shares under the OBCA and BCBCA. You are urged to read Part 9 carefully.

Operations

Barrick is principally engaged in the production and sale of gold and copper. It is one of the world’s leading gold mining companies, with annual gold production and gold reserves that are among the largest in the industry. It also has a copper business which produced approximately 413Mlb of copper in 2017. Its producing gold mines are located in Canada, the United States, Peru and the Dominican Republic. Its producing copper mine is located in Zambia. Additionally, Barrick holds a 50 per cent. equity interest in Barrick (Niugini) Limited, who owns a 95 per cent. interest in Porgera, a gold mine located in Papua New Guinea. Barrick also holds a 50 per cent. equity interest in Veladero, a gold mine located in Argentina, and a 60 per cent. equity in interest in Pueblo Viejo, a gold mine located in the Dominican Republic. Barrick also holds a 63.9 per cent. equity interest in Acacia Mining plc, a company listed on the London Stock Exchange that owns gold mines in Tanzania and exploration properties in Africa. Barrick also has a 50 per cent. interest in Zaldívar, a copper mine located in Chile and a 50 per cent. interest in Jabal Sayid, a copper mine located in Saudi Arabia. Barrick also has various gold projects located in South America and North America. Barrick sells its gold and copper production into the world market.

Barrick has established a diverse portfolio of assets, with a combination of brownfield projects and a number of the world’s largest undeveloped greenfield projects. More than 75 per cent. of Barrick’s gold production comes from projects in the Americas.

The tables below sets out the production figures for the year 2017 in respect of Barrick’s producing mines.

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Gold

Name	Barrick equity interest	Production (000s ozs)(1)	Jurisdiction
Barrick Nevada	100 per cent. of Cortez, Goldstrike and Goldrush, and 60 per cent. of South Arturo	2,312	Nevada
Pueblo Viejo	60 per cent.	650	Dominican Republic
Lagunas Norte	100 per cent.	387	Peru
Veladero(2)	50 per cent.	432	Argentina
Turquoise Ridge	75 per cent.	211	Nevada
Porgera	47.5 per cent.	235	Papua New Guinea
Kalgoorlie	50 per cent.	368	Australia
Acacia	63.9 per cent.	491	Tanzania
Hemlo	100 per cent.	196	Canada
Golden Sunlight	100 per cent.	41	Montana

(1)	Based on the applicable equity interest of Barrick.

(2)	Barrick sold 50 per cent. of Veladero on 30 June 2017, therefore the production figure represents results on a 100 per cent. basis from 1 January 2017 to 30 June 2017, and on a 50 per cent. basis from 1 July 2017 to 31 December 2017.

Copper

Name	Barrick equity interest	Production (Mlb)(1)	Jurisdiction
Zaldívar	50 per cent.	114	Chile
Lumwana	100 per cent.	256	Zambia
Jabal Sayid	50 per cent.	43	Saudi Arabia

(1)	Based on the applicable equity interest of Barrick.

In regards to exploration, in 2017 Barrick spent a total of US$ 195 million on its exploration and evaluation activities, comprised of US$ 151 million of exploration expenditures and US$ 44 million of expensed evaluation expenditures. Of the total US$ 151 million spent on exploration in 2017, approximately US$ 72 million was spent in North America, approximately US$ 41 million was spent in South America, approximately US$ 13 million was spent in Australia Pacific and approximately US$ 25 million was spent by Acacia.

Barrick also has a number of projects in the development phase, for example Donlin in Alaska (a 50:50 joint venture with NovaGold Resources Inc.), Norte Abierto in Chile (a 50:50 joint venture with Goldcorp), Kabanga in Tanzania (a 50:50 joint venture with Glencore Xstrata).

Mineral Resources and Mineral Reserves

As at 31 December 2017, Barrick reported the gold and copper mineral resources set forth below. In confirming its annual mineral reserves for each of its mineral properties, projects, and operations, Barrick conducts a reserve test on 31 December of each year to verify that the future undiscounted cash flow from mineral reserves is positive. The cash flow excludes all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

Unless otherwise noted, Barrick’s Mineral Reserves and Mineral Resources have been estimated as at December 31, 2017, in accordance with the CIM (2014) Standards as incorporated into NI 43-101. Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the mineral reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. Cut-off grades used in the estimation of mineral reserves are set out below. Barrick’s normal data verification procedures have been employed in connection with the estimations. Sampling, analytical and test data underlying the stated mineral resources and mineral reserves have been verified by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of the Barrick Qualified Persons, and/or independent Qualified Persons. Verification procedures include industry-standard quality control practices. Drill samples collected for use in geologic modelling and mineral resource estimation are under the direct supervision of the geology department at each of Barrick’s properties and projects. All drill hole collar, survey and assay information used in modelling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by either independent laboratories or the laboratory onsite, in which case independent laboratories are used to verify results. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at each property and project conform to industry accepted quality control methods. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

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Although Barrick has carefully prepared and verified its mineral reserve figures presented below, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Barrick’s estimates of proven and probable gold mineral reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable gold mineral reserves unprofitable to develop at a particular site or sites.

GOLD MINERAL RESERVES(1)(2)(3)(4)(5)(8)(9)

	PROVEN			PROBABLE			TOTAL
As at December 31, 2017 Based on attributable ounces	Tonnes (Mt)	Grade (gm/t)	Gold (Moz)	Tonnes (Mt)	Grade (gm/t)	Gold (Moz)	Tonnes (Mt)	Grade (gm/t)	Gold (Moz)
NORTH AMERICA
Goldstrike Open Pit	50	2.82	4.5	9.2	3.78	1.1	59	2.97	5.7
Goldstrike Underground	4.0	11.49	1.5	4.6	8.75	1.3	8.6	10.02	2.8
Goldstrike Property Total	54	3.46	6.0	14	5.44	2.4	68	3.86	8.4
Pueblo Viejo (60.00%)	62	2.67	5.3	19	3.06	1.9	81	2.76	7.2
Cortez	19	1.46	0.9	149	1.92	9.2	168	1.87	10
Goldrush	—	—	—	5.7	8.12	1.5	5.7	8.12	1.5
Turquoise Ridge (75.00%)	7.1	15.56	3.5	4.7	15.48	2.3	12	15.53	5.9
South Arturo (10.00%)	2.3	3.28	0.2	1.6	2.52	0.1	3.8	2.97	0.4
Hemlo	0.9	3.66	0.1	24	2.16	1.7	25	2.21	1.8
Golden Sunlight	0.3	1.15	0.01	0.2	3.42	0.02	0.45	2.06	0.03
SOUTH AMERICA
Cerro Casale (50.00%)	115	0.65	2.4	484	0.59	9.2	599	0.60	12
Pascua-Lama	—	—	—	—	—	—	—	—	—
Veladero (50.00%)	14	0.72	0.3	100	0.78	2.5	114	0.77	2.8
Lagunas Norte	26	2.23	1.8	30	2.27	2.2	55	2.25	4.0
AUSTRALIA PACIFIC
Porgera (47.50%)	0.6	9.21	0.2	13	4.56	1.9	13	4.78	2.0
Kalgoorlie (50.00%)	75	0.89	2.2	24	2.21	1.7	99	1.21	3.9
AFRICA
Bulyanhulu (63.90%)	1.9	10.66	0.6	11	6.86	2.4	13	7.42	3.0
North Mara (63.90%)	5.3	2.40	0.4	12	2.89	1.1	17	2.73	1.5
Buzwagi (63.90%)	9.1	0.92	0.3	—	—	—	9.1	0.92	0.3
OTHER	5.6	0.21	0.04	6.3	0.25	0.1	12	0.23	0.1
TOTAL	398	1.91	24	896	1.39	40	1,295	1.55	64

COPPER MINERAL RESERVES(1)(2)(3)(4)(5)(8)(9)

	PROVEN			PROBABLE			TOTAL
As at December 31, 2017 Based on attributable pounds	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)
Zaldivar (50.00%)	132	0.49	1,440.3	82	0.54	970.4	214	0.51	2,410.7
Lumwana	33	0.50	362.9	369	0.57	4,651.1	401	0.57	5,014.0
Jabal Sayid (50.00%)	5.6	2.38	291.5	6.3	2.42	334.9	12	2.40	626.4
TOTAL	171	0.56	2,094.7	457	0.59	5,956.4	627	0.58	8,051.1

(1)	Reflects Barrick’s ownership share where ownership interest is less than 100%.

(2)	Mineral reserves have been calculated as at December 31, 2017, unless otherwise indicated.

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(3)	In confirming Barrick’s annual mineral reserves for each of its mineral properties, projects, and operations it conducts a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow excludes all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

(4)	Mineral reserves as at December 31, 2017 have been calculated using an assumed gold price of US$ 1,200 per ounce, an assumed silver price of US$ 16.50 per ounce and an assumed copper price of US$ 2.75 per pound and long-term average exchange rates of Cdn $1.25:US$ 1 and US$ 0.75:A$1. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Reserves at Kalgoorlie assumed a gold price of A$1,600 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of US$ 1,100.

(5)	Mineral reserves and mineral resources have been estimated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Exchange Act), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralisation as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the SEC does not recognise such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(6)	On June 9, 2017, Barrick completed a transaction with Goldcorp to form a new partnership at the Cerro Casale project in Chile. Accordingly, 2017 mineral reserves and resources represent Barrick’s 50% ownership of Cerro Casale as at December 31, 2017.

(7)	On June 30, 2017, the Company divested 50% of its interest in the Veladero mine. Accordingly, 2017 mineral reserves and mineral resources represent Barrick’s 50% ownership of Veladero as at December 31, 2017.

(8)	Grade represents an average, weighted by reference to tonnes of ore type where several recovery processes apply.

(9)	Ounces or pounds, as applicable, estimated to be present in the tonnes of ore which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces or pounds.

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GOLD MINERAL RESOURCES(1)

	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
As at December 31, 2017 Based on attributable ounces	Tonnes (Mt)	Grade (gm/t)	Gold (Moz)	Tonnes (Mt)	Grade (gm/t)	Gold (Moz)	Gold (Moz)	Tonnes (Mt)	Grade (gm/t)	Gold (Moz)
NORTH AMERICA
Goldstrike Open Pit	1.8	2.61	0.1	3.8	2.89	0.4	0.5	0.3	2.80	0.02
Goldstrike Underground	1.5	9.91	0.5	2.4	7.75	0.6	1.1	1.2	9.37	0.4
Goldstrike Property Total	3.3	5.99	0.6	6.2	4.75	1.0	1.6	1.5	8.16	0.4
Pueblo Viejo (60.00%)	7.8	2.39	0.6	94	2.47	7.5	8.1	28	2.43	2.2
Cortez	2.6	1.88	0.2	29	1.85	1.7	1.9	10	2.01	0.6
Goldrush	0.1	10.44	0.05	31	9.27	9.4	9.4	9	8.24	2.3
Turquoise Ridge (75.00%)	2.9	9.03	0.9	2.2	9.37	0.7	1.5	1.7	13.03	0.7
South Arturo (10.00%)	2.9	1.19	0.1	8.4	1.12	0.3	0.4	0.7	0.46	0.01
Hemlo	1.1	2.67	0.1	40	1.36	1.8	1.9	5	2.78	0.4
Golden Sunlight	0.1	1.54	0.0	3.0	1.79	0.2	0.2	2.4	2.17	0.2
Donlin Gold (50.00%)	3.9	2.52	0.3	267	2.24	19	20	46	2.02	3.0
SOUTH AMERICA
Cerro Casale (50.00%)	11	0.30	0.1	137	0.36	1.6	1.7	248	0.38	3.0
Caspiche (50.00%)	310	0.57	5.7	392	0.47	6.0	12	99	0.29	0.9
Pascua-Lama	43	1.86	2.6	392	1.49	19	21	15	1.74	0.9
Veladero (50.00%)	3.3	0.48	0.1	67	0.57	1.2	1.3	33	0.43	0.5
Lagunas Norte	1.9	0.87	0.1	29	0.96	0.9	1.0	1.9	0.92	0.1
Alturas	—	—	—	—	—	—	—	211	1.00	6.8
AUSTRALIA PACIFIC
Porgera (47.50%)	0.1	5.22	0.03	12	4.62	1.8	1.9	12	4.15	1.6
Kalgoorlie (50.00%)	3.2	0.96	0.1	12	1.21	0.5	0.6	1.3	2.48	0.1
AFRICA
Bulyanhulu (63.90%)	0.9	11.53	0.3	8.3	8.78	2.4	2.7	15	9.75	4.8
North Mara (63.90%)	1.3	2.63	0.1	6.5	2.77	0.6	0.7	4.1	4.15	0.5
Buzwagi (63.90%)	0.01	2.39	0.001	2.9	1.04	0.1	0.1	32	0.77	0.8
Nyanzaga (57.51%)	—	—	—	13	3.45	1.4	1.4	2.9	3.49	0.3
Tankoro (31.95%)	—	—	—	—	—	—	—	14	1.52	0.7
OTHER	0.2	0.29	0.002	2.4	0.61	0.05	0.05	1.9	0.25	0.02
TOTAL	400	0.92	12	1,554	1.54	77	89	795	1.21	31

COPPER MINERAL RESOURCES(1)

	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
As at December 31, 2017 Based on attributable pounds	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)
Zaldivar (50.00%)	63	0.40	555.5	25	0.39	216.4	771.9	4.4	0.51	49.7
Lumwana	28	0.39	239.9	554	0.50	6,161.3	6,401.2	119	0.45	1,187.4
Jabal Sayid (50.00%)	0.2	1.62	7.7	2.4	2.00	106.2	113.9	1.9	2.30	94.3
TOTAL	91	0.40	803.1	581	0.51	6,483.9	7,287	125	0.48	1,331.4

(1)	Resources which are not reserves do not have demonstrated economic viability.

Your attention is drawn to the fact that Barrick’s Mineral Resources and Mineral Reserves are calculated using assumptions and criteria that are different to the assumptions and criteria used by Randgold in calculating its Mineral Resources and Ore Reserves as described in paragraph 5 above. Therefore, Barrick’s Mineral Resources and Mineral Reserves and Randgold’s Mineral Resources and Ore Reserves are not directly comparable.

7	The Randgold Directors and the effect of the Scheme on their interests

Particulars of the service contracts and letters of appointment of the Randgold Directors are set out in paragraph 6 of Part 10 (Additional Information) of this document. Save as described in paragraph 8 below, no amendments to such service contracts and letters of appointment have been agreed in connection with the Merger.

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Following completion of the Merger, one-third of the directors of the Barrick Board will be appointed by Randgold and therefore certain of the Randgold Directors will become directors of Barrick. In addition, certain Randgold Director(s) will become members of Barrick’s International Advisory Council.

The Randgold Shares held by the Randgold Directors will be subject to the Scheme. Information on the Randgold Shares held by the Randgold Directors is set out in paragraph 5 of Part 10 (Additional Information) of this document.

Details of the impact of the Merger on the outstanding Randgold Share Awards are set out in paragraph 9 of this Part 2.

Save as set out in this document, the effect of the Scheme on the interests of the Randgold Directors does not differ from the effect of the Scheme on the interests of other Scheme Shareholders.

8	Information on New Service Agreements

Mark Bristow and Graham Shuttleworth have agreed terms of employment with Barrick in relation to their appointments as Chief Executive Officer and Senior Executive Vice President and Chief Financial Officer, respectively, of the New Barrick Group, and, in respect of Mark Bristow, in relation to his appointment as a director of the New Barrick Group. The employment arrangements will take effect from the day following the Effective Date. The compensation framework reflects the existing compensation framework of the Barrick Group applicable to equivalent senior executives, with base salaries reflecting the existing arrangements approved by Randgold Shareholders at the 2018 annual general meeting. The level of benefits to which they will be entitled will be consistent with those afforded to other senior executives at Barrick.

Mark Bristow will receive an annual base salary of US$ 1,800,000. Graham Shuttleworth will receive an annual base salary of £ 575,000. Mark Bristow will not receive any additional remuneration in connection with his service as director of the New Barrick Group.

Variable compensation will be subject to performance criteria and capped at maximum salary multiples. The performance criteria that will be applied will be those applicable to Barrick’s Annual Performance Incentive Plan (API) and Long Term Incentive (LTI) award programs.

Specifically, Mark Bristow and Graham Shuttleworth will be entitled to participate in the API program pursuant to which they will be eligible to receive an annual cash bonus which will be capped at 300% of their respective annual base salaries. Any bonus will be discretionary and based on achievement of strategic priorities and goals developed each year. A maximum bonus of 300% of salary will only be made in cases of demonstrably superior performance across all categories.

Mark Bristow and Graham Shuttleworth will also be entitled to participate in the LTI award program pursuant to which they will be eligible to receive Barrick share awards of up to 600% (in respect of Mark Bristow) and 550% (in respect of Graham Shuttleworth) of their respective base salaries. Barrick share awards will be granted based on company performance in the form of Performance Granted Share Units (PGSUs). PGSUs are subject to the terms of the relevant plan, and ultimately granted at the discretion of the Barrick Board (and the Barrick Compensation Committee, in respect of Graham Shuttleworth). PGSUs will vest in Barrick Shares generally after thirty-three months and are required to be held until the date of employment termination (and potentially for up to two years beyond termination, depending on the circumstances of termination).

Incentive compensation paid out to Mark Bristow and Graham Shuttleworth under the API program or the LTI award program will be subject to clawback in accordance with Barrick’s Executive Incentive Compensation Recoupment Policy.

Mark Bristow and Graham Shuttleworth will have five years from the Effective Date to meet Barrick’s share ownership requirements of ten times base salary (in respect of Mark Bristow) and five times base salary (in respect of Graham Shuttleworth).

Mark Bristow and Graham Shuttleworth will be eligible to participate in Barrick’s Senior Executive Retirement Plan pursuant to which Barrick will credit 15% of the respective executive’s base salary and API award into a notional account in their name on an annual basis. They will each be provided with medical, dental, vision care, life insurance and disability insurance as well as a company car allowance of US$ 20,000 (in respect of MB) and £ 12,000 (in respect of Graham Shuttleworth).

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In the event of their termination without cause or his resignation for good reason, each of Mark Bristow and Graham Shuttleworth will be entitled to receive a lump-sum payment equal to one times his annual base salary plus pension contributions together with (A) continuation of family, medical and dental benefits for a period of one year; (B) a prorated API award; and (C) a prorated LTI award.

It is intended that, following completion of the Merger, once Barrick and Randgold are better integrated, the severance arrangements will be revisited by Barrick to ensure they are appropriately aligned with the interests of all parties, and having regard to Barrick’s severance arrangements for its other senior officers.

Mark Bristow and Graham Shuttleworth will also be eligible to participate in Barrick’s Change in Control Plan pursuant to which they will be entitled to receive severance benefits in the event that their employment is terminated by Barrick (other than for cause or disability), or their employment is deemed to have been terminated for good reason at any time within two years following a change in control. In such circumstances, Mark Bristow and Graham Shuttleworth will receive, in addition to their earned base salary: (i) a time pro-rated maximum API bonus; (ii) their previous year’s base salary; and (iii) payouts equal to the three-year average of each of their API awards actually paid and PGSU awards actually granted. Such a “double trigger” change of control would also accelerate vesting of previously granted share awards and the lapsing of holding periods attaching to such awards.

In the event that the aggregate payments and benefits Mark Bristow or Graham Shuttleworth is entitled to receive pursuant to the Change in Control Plan are less than the aggregate payments and benefits he is entitled to receive pursuant to the severance arrangements described above, he will be entitled to receive the severance payments and benefits described above in lieu of the payments and benefits he otherwise would have been entitled to receive pursuant to the Change in Control Plan.

Each of Mark Bristow and Graham Shuttleworth will be subject to a confidentiality undertaking without limitation in time and to non-competition, non-solicitation and non-hiring restrictive covenants for a period of 12 months after the termination of their employment.

Mark Bristow and Graham Shuttleworth have also acknowledged and agreed to the treatment of their existing Randgold Share Awards in the manner set out in paragraph 9.

Code requirements

As required by, and solely for the purposes of, Rule 16.2 of the Code, CIBC and Barclays have (in their capacity as independent advisers to Randgold for the purposes of Rule 3 of the Code) advised Randgold that, in their opinion, the employment arrangements for Mark Bristow and Graham Shuttleworth referred to above and the treatment of their existing Randgold Share Awards referred to in paragraph 9 below are fair and reasonable. In providing their advice, CIBC and Barclays have taken into account the commercial assessments of Randgold.

9	Effect of the Merger on the Randgold Share Plans

Participants in the Randgold Share Plans will be contacted regarding the effect of the Merger on their rights under the Randgold Share Plans and appropriate proposals will be made to such participants in due course.

Under those proposals:

Randgold Co-investment Plan

Awards under the Randgold Co-investment Plan will vest on a time pro-rated basis on the court sanction of the Merger to the extent the performance conditions are satisfied. To the extent not vested, the awards will lapse.

Randgold Long Term Incentive Plan

Awards under the Randgold Long Term Incentive Plan will not vest but will be exchanged for equivalent awards over Barrick Shares. Such awards will vest on their original vesting dates to the extent the performance conditions under the equivalent awards are satisfied. Awards held by employees who are not Randgold Directors will be subject to a 25% reduction in the number of Barrick Shares to which they relate (after applying the Exchange Ratio) and the corporate performance conditions will be removed.

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Randgold Restricted Share Scheme

Awards under the Randgold Restricted Share Scheme held by the Randgold Directors will vest on the court sanction of the Merger in respect of a time pro-rated portion of such award to the extent the performance conditions are satisfied. The portion of each Randgold Restricted Share Scheme award which is unvested at the time of the court sanction of the Merger due to time pro-ration will be exchanged for an equivalent award over Barrick Shares. Such exchanged awards will vest on their original vesting dates to the extent the performance conditions under the equivalent awards are satisfied.

Awards under the Randgold Restricted Share Scheme held by participants who are not Randgold Directors will vest in full on the court sanction of the Merger to the extent the applicable performance conditions have been met. To the extent not vested, the awards will lapse.

Randgold Annual Bonus Plan

Deferred bonus shares held under the Randgold Annual Bonus Plan, being Randgold Shares that are held on behalf of participants by a nominee subject to a three-year deferral period, will participate in the Merger as Scheme Shares and the New Barrick Shares for which they are exchanged will remain held by a nominee, subject to the same deferral period.

Randgold CEO Award

Randgold Shares which have been awarded under the Randgold CEO Award will participate in the Merger as Scheme Shares and the Barrick Shares for which they are exchanged will be subject to an extended holding period ending on the later of (i) the third anniversary of the Effective Date and (ii) the date on which Mark Bristow’s employment with the Barrick Group terminates.

The Merger will extend to any Randgold Shares which are unconditionally allotted, issued or transferred to satisfy the vesting of Randgold Share Awards under the Randgold Share Plans prior to the Scheme Record Time. In addition, amendments to the Randgold Articles will be put forward for approval by Randgold Shareholders so that any Randgold Shares issued or transferred after the Scheme Record Time (including pursuant to the vesting of Randgold Share Awards) will be compulsorily acquired by Barrick on the same terms as were available to other Randgold Shareholders under the Merger (other than the terms in relation to timings and formalities).

Additional holding periods will apply to the Barrick Shares acquired by Mark Bristow and Graham Shuttleworth in connection with the vesting of their outstanding awards.

10	Acacia

The terms of an amended and restated relationship agreement dated 16 November 2014 entered into between Barrick and Acacia (the Relationship Agreement), among other matters, grant Acacia a right of pre-emption (the Pre-emption Right) in the event that Barrick proposes to acquire any business or interest having more than 50 per cent. of its overall mining resources both located in Africa and in gold and/or silver. This would include Randgold. Notwithstanding the foregoing, any exercise of the Pre-emption Right by Acacia in respect of Randgold would require the approval, by ordinary resolution, of Acacia’s shareholders pursuant to the UK Listing Authority’s listing rules by virtue of the size of Randgold relative to Acacia. Barrick owns approximately 63.9 per cent. of the issued share capital of Acacia and therefore any exercise of the Pre-emption Right by Acacia in respect of Randgold would be contingent on Barrick’s support. Barrick has provided notice to Acacia of the proposed Merger and has indicated to Acacia that it would not support an acquisition of Randgold by Acacia.

11	Offer-related arrangements

Confidentiality Agreement

Barrick and Randgold have entered into a confidentiality agreement on 28 April 2018, pursuant to which each of Barrick and Randgold has undertaken, amongst other things, to: (a) keep confidential information relating to the Merger and the other party and not to disclose such confidential information to third parties (other than certain permitted parties) unless required by law or regulation or certain other limited exceptions apply; and (b) use the confidential information for the sole purpose of evaluating the other party’s group and/or the Merger and/or negotiating and/or advising on the Merger. These confidentiality obligations remain in force until 28 April 2020.

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Cooperation Agreement

Barrick and Randgold have entered into a cooperation agreement dated 24 September 2018 with respect to conduct of the Merger. Under the terms of the Cooperation Agreement, Barrick and Randgold have agreed, among other things, that:

•	Barrick and Randgold shall co-operate with each other in order to assist in obtaining clearance from competition and other governmental bodies in order to satisfy the Conditions relating to such clearances;

•	Barrick and Randgold shall co-operate to write to participants in the Randgold Share Plans and to inform them of the impact of the Scheme on their awards;

•	Barrick and Randgold intend to implement the Merger by way of the Scheme, subject to the ability of Barrick with the consent of the Panel and Randgold or, in certain circumstances, without the consent of Randgold, to proceed by way of a Takeover Offer in the circumstances described in paragraph 2 of Part 2 (Explanatory Statement);

•	Barrick shall pay to Randgold a break fee payment in the amount of US$ 300 million if, following the Announcement Date, any of the following events occur:

(i)	the Cooperation Agreement is terminated because of a Barrick Board Adverse Recommendation Change or because Barrick has breached its obligations relating to Competing Proposals for Barrick in any material respect, which breach is ongoing following the date that is two calendar days following Randgold’s delivery of written notice to Barrick of such breach or such breach is otherwise not curable; provided, however, that no break payment shall be payable in the event that, prior to such termination (A) any person acting in concert with Randgold or at Randgold’s direction or with Randgold’s agreement made, solicited, initiated or otherwise entered into an agreement, assignment, commitment or understanding regarding a Competing Proposal for Barrick (without any regard to the last paragraph of that definition) or (B) a Randgold Board Adverse Recommendation Change has occurred; or

(ii)	(A) a Competing Proposal for Barrick is made to Barrick or is made directly to Barrick Shareholders generally or otherwise becomes publicly known or any person has publicly announced an intention (whether or not conditional) to make a Competing Proposal for Barrick; (B) the Cooperation Agreement is terminated because the approval of the Barrick Shareholder Resolution is not obtained at the Barrick Special Meeting or at any adjournment or postponement thereof or in certain circumstances where Barrick adjourns or postpones the Barrick Special Meeting for more than 15 days or fails to publish the Barrick Information Circular as required pursuant to Barrick’s obligations under the Cooperation Agreement (if such breach is ongoing following the date that is two calendar days following Randgold’s delivery of written notice to Barrick of such breach or is otherwise not curable) or the Barrick Information Circular does not contain the Barrick Recommendation; (C) no Randgold Board Adverse Recommendation Change has occurred prior to such termination; and (D) within 12 months of the termination of the Cooperation Agreement Barrick enters into a definitive agreement for a Competing Proposal for Barrick, the Board of Barrick (or any committee thereof) adopts, approves, recommends or declares advisable any Competing Proposal for Barrick, or a Competing Proposal for Barrick is completed. For purposes of the foregoing, the term Competing Proposal for Barrick shall have the meaning set forth in Part 11 (Definitions), except that references to “20% or more” are deemed to be references to “50% or more”.

Only one break fee payment can be made and such payment (plus certain additional amounts in respect of VAT) would be Randgold’s sole and exclusive remedy in the relevant circumstances except with respect to fraud.

•	Barrick has agreed to a certain non-solicit undertaking pursuant to which Barrick shall not directly or indirectly solicit any Competing Proposal for Barrick or, subject to certain exceptions, furnish any information on any person seeking to make a Competing Proposal for Barrick.

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12	Conditions to the Merger

The Merger is subject to the satisfaction (or, as appropriate, waiver) of the Conditions and to the further terms set out in Part 3 (Conditions and Certain Further Terms of the Scheme and the Merger) of this document. In particular, the Merger is subject to the following conditions:

(a)	approval being granted for the New Barrick Shares to be listed and posted for trading on the TSX and the NYSE;

(b)	the passing of the resolution to approve the Scheme at the Jersey Court Meeting;

(c)	the passing of the Special Resolution at the Extraordinary General Meeting;

(d)	the sanction of the Scheme (with or without modification on terms agreed by Barrick and Randgold) by the Jersey Court;

(e)	the Barrick Shareholder Resolution necessary to approve the issuance of the New Barrick Shares being passed by a simple majority of Barrick Shares voted in person or by proxy at the Barrick Special Meeting; and

(f)	the receipt of competition clearance for the Merger in South Africa.

13	Cancellation of trading

It is intended that dealings in Randgold Shares (including Randgold Shares underlying the Randgold ADSs) will be suspended at 5.00 p.m. (Greenwich Mean Time) on the Business Day prior to the Effective Date.

It is further intended that, prior to the Scheme becoming effective, an application will be made to the UKLA and the London Stock Exchange for the LSE Listing Cancellation.

On the basis of the indicative timetable set out on pages 4-5 of this document, the last day of dealings in, and registrations of transfers of, Randgold Shares is expected to be at 5.00 p.m. (Greenwich Mean Time) on 28 December 2018, following which the Randgold Shares will be temporarily suspended from trading on the main market of the London Stock Exchange. No transfers of Randgold Shares will be registered after that time and date.

Following the LSE Listing Cancellation, Randgold Shares will not be quoted on any publicly traded market in the United Kingdom or elsewhere.

With respect to the Randgold ADSs, at least ten days before the Effective Date, Randgold shall notify NASDAQ of its intent to delist and deregister the Randgold ADSs. Shortly after the Effective Date, Randgold will file a Form 25 and subsequently a Form 15 with the SEC to delist the Randgold ADSs from trading on NASDAQ and to deregister and terminate Randgold’s reporting obligations under the Exchange Act.

On the Effective Date, Randgold will become a wholly-owned subsidiary of Barrick and:

•	share certificates in respect of Scheme Shares held in certificated form on the Jersey Register will be cancelled and share certificates for such Scheme Shares will cease to be valid and should be destroyed (and not be returned to the Receiving Agent or exchange agent); and

•	each holding of Scheme Shares credited to any stock account in CREST will be disabled and all Scheme Shares will be removed from CREST in due course.

It is also intended that, following the Scheme becoming effective, Randgold will be re-registered as a private company under the relevant provisions of the Jersey Companies Law.

It is also expected that Randgold will make an application to certain Canadian securities commissions after the Effective Date to cease to be a reporting issuer in Canada.

14	Settlement

Subject to the Scheme becoming effective, settlement of the consideration to which any Scheme Shareholder is entitled thereunder will be effected within 14 days of the Effective Date in the manner set out below.

Save with the consent of the Panel, settlement of the consideration to which any Scheme Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms set out in the Scheme and this Part 2 without regard to any lien, right of set-off, counterclaim or other analogous right to which Barrick may otherwise be, or claim to be, entitled against any Scheme Shareholder.

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All documents and remittances sent in accordance with this paragraph 14 will be sent at the risk of the person(s) entitled thereto.

Randgold ADS Holders should read paragraph 12 of Part 1 (Letter from the Non-Executive Chairman of Randgold) of this document for details of how the consideration received by the Depositary and held on their behalf pursuant to the Deposit Agreement will be settled.

Settlement of New Barrick Share consideration

(A)	Scheme Shares held in certificated form

Scheme Shareholders who hold their Scheme Shares in certificated form will be issued New Barrick Shares to which they are entitled under the Scheme directly, such that the name of each such Scheme Shareholder will be entered as the registered owner of the relevant number of New Barrick Shares through the DTC’s Direct Registration System.

The DRS is a method of recording entitlement to Barrick Shares in book-entry form which enables the Transfer Agent (the equivalent of a registrar in the United Kingdom) to maintain those shares electronically in Barrick’s records on behalf of the relevant Scheme Shareholder without the need for a physical share certificate. The DRS method of share recording is commonly used in North America. Shares held in the DRS have all the traditional rights and privileges of shares held in certificated form.

Scheme Shareholders who receive their New Barrick Shares through the DRS will be sent a book-entry account statement of ownership evidencing such Scheme Shareholder’s ownership of the New Barrick Shares by the Transfer Agent shortly after and in any event within 14 days of the Effective Date. Along with the statement of ownership, such Scheme Shareholders will also be sent a booklet containing further information about the DRS, including further details on how the New Barrick Shares can be held, transferred or otherwise traded through the DRS. Proxy materials, annual reports and other shareholder communications will be mailed from Barrick and/or its voting agent directly to the Scheme Shareholders who hold their New Barrick Shares through the DRS.

Persons holding New Barrick Shares through the DRS who wish to dispose of any of their New Barrick Shares should do so by contacting their broker. Any dividends paid in respect of the New Barrick Shares held through DRS will be paid to holders of New Barrick Shares by cheque, provided that a holder of New Barrick Shares may, if such holder so wishes and subject to certain limitations, contact the Transfer Agent requesting payment in respect of such dividends or other distributions (if any) to be made directly to such holder’s bank account (assuming, in each case, that such person remains a holder of New Barrick Shares as of any relevant dividend record date). Further information will be set out in the booklet that will be sent together with the statement of ownership.

Scheme Shareholders who receive New Barrick Shares in DRS, but subsequently wish to hold the New Barrick Shares through a DTC participant, may instruct their DTC broker to transfer their New Barrick Shares into such DTC participant’s account. Details of the manner in which such instructions may be given are available from the Transfer Agent upon request by contacting the Transfer Agent.

(B)	Scheme Shares held in uncertificated form

Where, at the Scheme Record Time, a Scheme Shareholder (other than the custodian appointed by the Depositary) holds Scheme Shares in uncertificated form on the Jersey Register (that is, in CREST), Barrick will procure that the appropriate CREST stock account is credited with Barrick CDIs in respect of such Scheme Shareholder’s entitlement to New Barrick Shares.

The Barrick CDIs to which such Scheme Shareholders will be entitled under the Scheme will be delivered, held and settled in CREST and linked to the underlying New Barrick Shares by means of the CREST International Settlement Links Service, and CREST’s established link with DTC, the US settlement and clearance system. This link operates via the services of CREST International Nominees Limited, which is a participant in DTC.

Under the CREST International Settlement Links Services, CREST Depository Limited, a subsidiary of Euroclear, will issue dematerialised depositary interests representing entitlements to the New Barrick Shares called CREST Depository Interests or CDIs, which may be held, transferred and settled exclusively through CREST.

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The terms on which CDIs are issued and held in CREST are set out in the CREST Manual (and, in particular, the deed poll set out in the CREST International Manual) and the CREST Terms and Conditions issued by Euroclear.

The registered holder of the New Barrick Shares represented by Barrick CDIs will be Cede & Co, a nominee of DTC. The custodian of those New Barrick Shares will be CREST International Nominees Limited, who will hold them through book entry interests within the DTC system as nominee for CREST Depository Limited. CREST Depository Limited will hold those book entry interests representing the New Barrick Shares on trust (as bare trustee under English law) for the holders of Scheme Shares in uncertificated form to whom it will issue Barrick CDIs through CREST.

On settlement, Barrick will instruct the Transfer Agent to effect the credit of the New Barrick Shares to Cede & Co and the subsequent credit of book entry interests through DTC to the securities deposit account of CREST International Nominees Limited, as nominee for CREST Depository Limited in DTC. CREST Depository Limited will then issue the Barrick CDIs through CREST for delivery to the securities deposit account in CREST in which each relevant Scheme Shareholder previously held Scheme Shares. A custody fee, as determined by CREST from time to time, is charged at the user level (i.e., to the holder of Barrick CDIs) for the use of Barrick CDIs.

The existing Barrick CDI programme is unsponsored and Barrick is not currently party to arrangements with Euroclear enabling it (or its voting agent) to: (a) send out notices of shareholder meetings and proxy forms to its CDI holders; or (b) produce a definitive list of CDI holders.

Cede & Co and Euroclear have omnibus proxy arrangements pursuant to which CREST International Nominees Limited (the custodian of the New Barrick Shares underlying the Barrick CDIs) will be able to grant each Barrick CDI holder the right to vote in respect of such holder’s underlying New Barrick Shares.

Holders of Barrick CDIs will need to contact Euroclear to request the right to vote in respect of their holding in New Barrick Shares.

Holders of Barrick CDIs through CREST will be able to cancel their Barrick CDIs by settling a crossborder delivery transaction in respect of the underlying New Barrick Shares through CREST to a DTC participant, in accordance with the rules and practices of CREST and DTC. Additionally, if so required, a subsequent delivery to a CDS participant account can be initiated from DTC.

If any Scheme Shareholder holding Barrick CDIs subsequently wishes to settle a trade made in the underlying New Barrick Shares on the TSX or NYSE, they will need to cancel their Barrick CDIs by notifying CREST to transfer the underlying New Barrick Shares to a CDS (for trading on TSX) or DTC (for trading on the NYSE) participant account. A holder of Barrick CDIs may settle “off market” trades in Barrick CDIs between CREST participant accounts in the CREST system.

Settlement of fractional entitlements

Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in certificated form, settlement of any cash payment to which the Scheme Shareholder is entitled pursuant to the Scheme shall be settled by Barrick by cheque. Cheques shall be despatched as soon as practicable after the Effective Date, and in any event within 14 days after the Effective Date.

Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in uncertificated form, settlement of any cash payment to which the Scheme Shareholder is entitled pursuant to the Scheme shall be paid by means of CREST by Barrick procuring that Euroclear is instructed to create an assured payment obligation in favour of the Scheme Shareholder’s payment bank in respect of the cash payment due to that Scheme Shareholder as soon as practicable following the Effective Date, in accordance with CREST assured payment arrangements, provided that Barrick reserves the right to make such payment by cheque as set out in the previous paragraph if, for reasons outside its reasonable control, it is not able to effect settlement through CREST.

General

All deliveries of notices, share certificates and/or cheques required to be made under the Scheme shall be made by sending the same by first class post or international standard post (as appropriate) (or by such other method as may be approved by the Panel) addressed to the person entitled thereto to the address appearing in the register of members of Randgold or, in the case of joint holders, to the address of the holder whose name stands first in such register of members of Randgold in respect of the joint holding concerned at such time.

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Cash payments payable to the Scheme Shareholders shall be paid in US dollars unless the Scheme Shareholder has in place with Randgold a current election to receive dividends in Sterling at the Scheme Record Time, in which case, any such cash payments shall be paid in Sterling.

Any cash payments payable in Sterling shall be calculated by converting the US dollar amount in Sterling using an exchange rate to be determined by the Transfer Agent with the consent of Randgold.

All cheques shall be made in US Dollars or, as set out above in Sterling, and shall be made payable to the Scheme Shareholder concerned or, in the case of joint holders, to the holder whose name stands first in such register of members of Randgold in respect of the joint holding concerned at the Scheme Record Time and the encashment of any such cheque or the creation of any such assured payment obligation as is referred to in clause 6(d) of Part 5 (The Scheme of Arrangement) shall be a complete discharge to Barrick for the moneys represented thereby.

15	Taxation

Your attention is drawn to Part 6 (Taxation) of this document which contains a summary of certain US, UK, Jersey and Canadian tax consequences of the implementation of the Merger.

If you are in any doubt as to your tax position, you should consult an appropriately qualified independent professional tax adviser.

16	Overseas Shareholders

This document has been prepared for the purposes of complying with English law, Jersey law, any applicable securities laws in Canada and the United States, the Listing Rules and the Code and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of any other jurisdiction.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Merger including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies in such jurisdiction.

Persons receiving this document and all documents relating to the Merger (including custodians, nominees and trustees) must not post or otherwise distribute or send them in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction.

This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for shares in any jurisdiction in which such offer or solicitation is unlawful.

Overseas holders of Randgold Shares should also refer to the sections of this document entitled “IMPORTANT NOTICES” and “NOTICE TO OVERSEAS SHAREHOLDERS” at the beginning of this document.

Without limitation to the statements above, overseas Randgold Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

If, in respect of any Overseas Shareholder, Barrick is advised that the issue of New Barrick Shares or Barrick CDIs would or might infringe the laws of any jurisdiction outside the United Kingdom, Jersey, Canada or the United States, or would or might require Barrick to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of Barrick, it would be unable to comply or which it regards as unduly onerous, then Barrick may in its sole discretion either:

(a) determine that no New Barrick Shares shall be issued to such Overseas Shareholder, but that instead those New Barrick Shares shall be issued to a nominee appointed by Barrick, as trustee for such Overseas Shareholder, on terms that they shall be sold on behalf of such Overseas Shareholder as soon as reasonably practicable following the Effective Date, with the net proceeds of sale (after deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) being remitted to the Overseas Shareholder concerned (by sending a cheque in US dollars) as soon as reasonably practicable after the sale at the risk of such Overseas Shareholder; or

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(b) determine that such New Barrick Shares shall be sold on behalf of such Overseas Shareholder, in which event the New Barrick Shares shall be issued to such Overseas Shareholder and Barrick shall appoint a person to procure that those shares be sold as soon as reasonably practicable following the Effective Date, with the net proceeds of sale (after deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) being remitted to the Overseas Shareholder concerned (by sending a cheque in US dollars) as soon as reasonably practicable after the sale at the risk of such Overseas Shareholder.

Australian Securities Law Matters

The attention of any Australian Randgold Shareholder is drawn to the fact that it is currently expected that any Australian Randgold Shareholder will not be eligible to receive New Barrick Shares nor will they be offered nor issued with New Barrick Shares if the Merger proceeds except to the extent that Australian Randgold Shareholders can satisfy Randgold and Barrick that they are sophisticated or professional investors within the meaning of sections 708(8) or 708(11) of the Australian Corporations Act or otherwise a person to whom New Barrick Shares may be offered or issued without the use of prospectus or other disclosure document under the Australian Corporations Act.

Where Australian Randgold Shareholders are not eligible to receive New Barrick Shares, it is intended that the New Barrick Shares due to those Australian Randgold Shareholders will be issued to a nominee on terms that they shall be sold as soon as reasonably practicable following the Effective Date, with the net proceeds of sale (after deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) being remitted to the Australian Randgold Shareholders concerned (by sending a cheque in US dollars) as soon as reasonably practicable after the sale at the risk of such Australian Randgold Shareholders.

Canadian Securities Law Matters

The distribution of the New Barrick Shares pursuant to the Scheme will constitute a distribution of securities that is exempt from the prospectus requirements of Canadian securities law and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian securities law. The New Barrick Shares received pursuant to the Scheme will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined in National Instrument 45-102 “Resale of Securities” of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for Barrick Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling security holder is an insider or officer of Barrick, as the case may be, the selling security holder has no reasonable grounds to believe that Barrick is in default of applicable Canadian securities law.

United States Securities Law Matters

The following discussion is only a general overview of certain requirements of US federal securities laws that may be applicable to the holders of New Barrick Shares in connection with the Merger. All holders who will receive New Barrick Shares who are in the US are urged to consult with their own counsel with respect to the Scheme and to ensure that any subsequent resale or exercise, as applicable, of New Barrick Shares issued or distributed to them under the Scheme complies with US securities laws.

Exemption from US Registration

The New Barrick Shares to be received by Scheme Shareholders in exchange for their Randgold Shares pursuant to the Merger have not been and will not be registered under the Securities Act or the securities laws of any state, district or other jurisdiction of the United States, and such securities are intended to be issued in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, which has been informed of Barrick’s intention to rely on such exemption based on the Jersey Court’s approval of the transaction. Section 3(a)(10) of the Securities Act exempts the issuance of securities issued in exchange for outstanding securities, from the registration requirements of the Securities Act where, among other matters, a court of competent jurisdiction approves the fairness of the terms and conditions of the exchange to those to whom the securities will be issued, after a hearing upon the fairness of the terms and conditions of the exchange at which all persons to whom the securities will be issued in the proposed exchange have the right to appear and receive timely and adequate notice thereof. The Jersey Court is authorised to and will conduct a hearing at which the fairness of the terms and conditions of the Scheme will be considered. All Scheme Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth by the Jersey Court. The sanction of the Jersey Court will, if granted after consideration of the substantive and procedural fairness of the Merger to the Scheme Shareholders, constitute a basis for the exemption from the registration requirements of the Securities Act pursuant to Section 3(a)(10) with respect to the New Barrick Shares to be received by Scheme Shareholders in exchange for their Randgold Shares pursuant to the Merger.

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Resales of New Barrick Shares in the United States after the Scheme becomes effective

If issued in reliance on the exemption from the registration requirements of the Securities Act pursuant to Section 3(a)(10) exemption, the New Barrick Shares to be received by Scheme Shareholders upon completion of the Merger may generally be resold without restriction under the Securities Act, except for resales by persons who are “affiliates” (within the meaning of Rule 144 under the Securities Act) of Barrick at the time of, after or within 90 days before the issuance of New Barrick Shares in the Merger. Such affiliates may be able to resell the New Barrick Shares in accordance with Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as holders of more than 10 per cent. of the outstanding shares of the issuer. New Barrick Shareholders who are affiliates of Barrick solely by virtue of their status as an officer or director of Barrick may sell their New Barrick Shares in “offshore transactions” outside the United States in compliance with Regulation S under the Securities Act (as described further below).

In general, under Rule 144 under the Securities Act, a person who is an affiliate of Barrick at the time of the resale or within 90 days before the proposed resale in question may be entitled to sell in the United States, during any three-month period, the New Barrick Shares that such person received in connection with the Merger, provided that the number of such shares sold (and any other Barrick Shares sold for the account of the same person) does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States national securities exchange such as the NYSE, the average weekly trading volume of such securities during the four-week period preceding the filing of a notice of proposed sale (or the date of sale, in the case of a de minimis proposed sale of 5,000 or fewer shares or shares with an aggregate sales price of US$ 50,000 or less, for which such notice is not required), subject to specified restrictions on manner of sale, aggregation rules and the availability of current public information about Barrick. Persons who became affiliates of Barrick after the Merger will continue to be subject to the resale restrictions described in this paragraph with regard to their affiliated issuer’s securities for so long as they continue to be affiliates of Barrick and for 90 days after the termination of such affiliation and will be required to file a Form 144 with the SEC if such seller intends to sell during any three-month period more than 5,000 shares or securities with a value in excess of US$ 50,000.

A person who is an affiliate of Barrick or who was an affiliate of Barrick within 90 days prior to the contemplated resale transaction, may be able, under the Securities Act, to resell the New Barrick Shares issued to them pursuant to the Merger in an “offshore transaction” in accordance with Regulation S, provided that: (a) he or she is an affiliate of Barrick at the time of the resale transaction solely by virtue of having a position as an officer or director of Barrick; (b) no “directed selling efforts” as defined in Regulation S are made in the United States by the seller, an affiliate of the seller or any person acting on their behalf; and (c) the conditions imposed by Regulation S under the Securities Act for “offshore transactions” are satisfied. An “offshore transaction” includes a transaction executed using the facilities of the TSX, provided the offer of the securities is not made to a person in the United States, and neither the seller nor any person acting on the seller’s behalf knows the transaction has been prearranged with a buyer in the United States. In addition, in the case of an offer or sale of securities by an officer or director of Barrick who is an affiliate of Barrick solely by virtue of holding such position, no selling concession, fee or other remuneration may be paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

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17	Helpline

If you have any questions about this document, the Jersey Court Meeting or the Extraordinary General Meeting or are in any doubt as to how to complete the Forms of Proxy or to appoint a proxy electronically, please call Computershare between 8.30 a.m. and 5.30 p.m. Monday to Friday (except public holidays in Jersey) on 0370 707 4040 (from within the UK) or +44 370 707 4040 (from outside the UK). Please note that calls may be monitored or recorded and Computershare cannot provide legal, tax or financial advice or advice on the merits of the Merger or the Scheme.

Randgold ADS Holders who have any questions should contact the Randgold ADS Depositary using the contact details provided on the ADS Voting Instruction Card provided to you or found at www.citi.com/dr. If you hold Randgold ADSs indirectly you should contact the bank, broker, financial institution or administrator through which you hold such Randgold ADSs.

18	Risk Factors

For a discussion of the risks and uncertainties which you should take into account when considering whether to vote in favour of the Scheme and Special Resolution, please refer to Part 4 (Risk factors) of this document.

19	Filing of Barrick Information Circular

Barrick filed the Barrick Information Circular with the Canadian Securities Administrators and the SEC on or about the date of this document setting out detailed information regarding the Merger, the New Barrick Group and the New Barrick Shares. Further copies can be accessed by Randgold Shareholder who are not based in a Restricted Jurisdiction on the website of Barrick at www.barrick.com and under Barrick’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

IF THE SCHEME BECOMES EFFECTIVE, YOU WILL BECOME A SHAREHOLDER IN BARRICK, the common shares of which are listed on the TSX and the NYSE. Your attention is therefore drawn to the Barrick Information Circular. Randgold Shareholders should read the Barrick Information Circular and other documents filed by Barrick in respect of the Merger carefully and in their entirety.

20	Further information

The terms of the Scheme are set out in full in Part 5 (The Scheme of Arrangement) of this document. Your attention is also drawn to the further information contained (or incorporated by reference) in this document which forms part of this Explanatory Statement and, in particular, Part 7 (Financial Information) of this document. Documents published and available for inspection are listed in paragraph 18 of Part 10 (Additional Information) of this document. Please note that the information contained in the Explanatory Statement is in summary form only and reading the Explanatory Statement is not a substitute for reading the remainder of this document.

21	Action to be taken

Your attention is drawn to the “Action to be taken” section on pages 1-3 of this document, which explains the actions you should take in relation to the Merger and the Scheme.

Yours faithfully,

Neil W. Johnson, Managing Director	Paul Knight, Vice Chairman

for and on behalf of CIBC	for and on behalf of Barclays

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PART 3

CONDITIONS AND CERTAIN FURTHER TERMS OF THE SCHEME AND THE MERGER

A.	Conditions to the Scheme and Merger

1.	The Merger will be conditional upon the Scheme becoming unconditional and becoming effective, subject to the provisions of the Code, by no later than the Longstop Date.

Scheme approval

2.	The Scheme will be conditional upon:

(a)	approval of the Scheme at the Jersey Court Meeting (or at any adjournment thereof, provided that the Jersey Court Meeting may not be adjourned beyond the 22nd day after the expected date of the Jersey Court Meeting or such later date (if any) as Barrick and Randgold may agree and the Jersey Court may allow) by a majority in number of the Scheme Shareholders present and voting, either in person or by proxy, representing three-fourths (3/4ths) or more of the voting rights of all Scheme Shares voted;

(b)	all resolutions in connection with or required to approve and implement the Scheme as set out in the notice of the Extraordinary General Meeting (including, without limitation, the Special Resolution) being duly passed by the requisite majority at the Extraordinary General Meeting (or at any adjournment thereof, provided that the Extraordinary General Meeting may not be adjourned beyond the 22nd day after the expected date of the Extraordinary General Meeting or such later date (if any) as Barrick and Randgold may agree and the Jersey Court may allow); and

(c)	the sanction of the Scheme without modification or with modification on terms acceptable to Barrick and Randgold, provided that the Jersey Court Hearing may not be adjourned beyond the 22nd day after the expected date of the Jersey Court Hearing[1] or such later date (if any) as Barrick and Randgold may agree and the Jersey Court may allow) and the delivery of the Scheme Court Order to the Registrar of Companies.

In addition, Barrick and Randgold have agreed that the Merger will be conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such conditions (as amended, if appropriate) have been satisfied or, where relevant, waived:

Barrick Shareholder approval

3.	The Barrick Shareholder Resolution being duly passed by a simple majority of the votes cast by Barrick Shareholders represented in person or by proxy at the Barrick Special Meeting and such Barrick Shareholder Resolution remaining valid.

New Barrick Share listings

4.	In respect of the New Barrick Shares:

(a)	confirmation having been received by Barrick from the NYSE that the New Barrick Shares have been conditionally accepted for listing, subject to official notice of issuance, on the NYSE (and such acceptance not having been withdrawn);

(b)	confirmation having been received by Barrick that the New Barrick Shares have been conditionally accepted for listing, subject only to satisfaction of customary conditions of the TSX, on the TSX (and such acceptance not having been withdrawn); and

(c)	in the event the Merger is implemented by way of a Takeover Offer, absent an available exemption from the registration requirements of the Securities Act, the Registration Statement having been declared effective by the SEC and no stop order having been issued or proceedings for suspension of the effectiveness of the Registration Statement having been initiated by the SEC.

[1]	For this purpose, Barrick and Randgold have agreed that the expected date of the Jersey Court Hearing should be 15 January 2019, as referred to in footnote 6 to the Expected Timetable of Principal Events.

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Competition clearances

5.	Without limitation to Condition 6, all and any approvals for the Merger that may be required in terms of the South African Competition Act are granted by the South African Competition Authorities (being the South African Competition Tribunal or the Competition Appeal Court, as the case may be) under the South African Competition Act, no. 89 of 1998 (as amended), and such approvals shall remain in force and not have been revoked.

General Third Party clearances

6.	All notifications to and filings with, Third Parties which are necessary or are reasonably considered appropriate or desirable by Barrick and Randgold having been made, all applicable waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as applicable) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Scheme or Merger or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Randgold or any other member of the Wider Randgold Group by any member of the Wider Barrick Group, or the carrying on by any member of the Wider Randgold Group of any material aspect of its business.

7.	No Third Party having given notice that it has decided to, or that it is considering deciding to, take, institute, assert, implement or threaten any demand, request, action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed any statute, regulation, decision or order or having taken any other steps or required any action to be taken or otherwise having done anything (including making or asserting any demand, claim or request for any fee, tax, levy, charge, impost or payment of any nature) which would or might reasonably be expected to:

(a)	make the Scheme or the Merger or, in each case, its implementation or the acquisition or proposed acquisition by Barrick or any member of the Wider Barrick Group of any shares or other securities in, or control or management of, Randgold or any member of the Wider Randgold Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or materially delay the same or impose additional material conditions or obligations with respect to the Scheme or the Merger or such acquisition, or otherwise materially impede, challenge or interfere with the Scheme or Merger or such acquisition, or require material amendment to the terms of the Scheme or Merger or the acquisition or proposed acquisition of any Randgold Shares or the acquisition of control or management of Randgold or the Wider Randgold Group by Barrick or any member of the Barrick Group;

(b)	materially limit or delay, or impose any limitations on, the ability of any member of the Wider Barrick Group or any member of the Wider Randgold Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider Randgold Group or any member of the Wider Barrick Group;

(c)	require, prevent, delay or impose obligations or restrictions on any divestiture by any member of the Wider Barrick Group of any shares or other securities in any member of the Wider Randgold Group or otherwise adversely impact the ownership by any member of the Wider Randgold Group of an asset that is material to the Wider Randgold Group when as a whole;

(d)	require, prevent, delay or impose obligations or restrictions on any divestiture by any member of the Wider Barrick Group or by any member of the Wider Randgold Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any part thereof;

(e)	except pursuant to Article 119, require any member of the Wider Barrick Group or of the Wider Randgold Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party;

(f)	materially limit the ability of any member of the Wider Barrick Group or of the Wider Randgold Group to conduct or integrate or coordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Barrick Group or of the Wider Randgold Group;

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(g)	result in any member of the Wider Randgold Group or the Wider Barrick Group ceasing to be able to carry on business under any name under which it presently does so;

(h)	result in any payments (including any fee, tax, levy, charge, impost or payment of any other nature) to a Third Party by any member of the Wider Randgold Group or the Wider Barrick Group, or any of their shareholders, which payments, in aggregate, would be material to the Wider Barrick Group; or

(i)	otherwise materially adversely affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the Wider Randgold Group or of the Wider Barrick Group,

and all applicable waiting and other time periods during which any Third Party could decide to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or take any other step or require any action to be taken or otherwise having done anything under the laws of any relevant jurisdiction in respect of the Merger having expired, lapsed or been terminated.

8.	All Authorisations which are necessary or are reasonably considered necessary or appropriate by Barrick in any relevant jurisdiction for or in respect of the Scheme or Merger or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Randgold or any other member of the Wider Randgold Group by any member of the Wider Barrick Group or the carrying on by any member of the Wider Randgold Group of its business having been obtained, in terms and in a form satisfactory to Barrick, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider Randgold Group has entered into contractual arrangements and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same.

Certain matters arising as a result of any arrangement, agreement etc.

9.	Except as Disclosed, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider Randgold Group or the Wider Barrick Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Scheme or Merger or the acquisition or proposed acquisition of any shares or other securities in, or control of, Randgold or any other member of the Wider Randgold Group by any member of the Wider Barrick Group or otherwise, would reasonably be expected to result in (in each case to an extent which would reasonably be expected to be material and adverse in the context of the Wider Randgold Group or the Wider Barrick Group, in each case, taken as a whole):

(a)	any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider Randgold Group or the Wider Barrick Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity date or repayment date or the ability of any member of the Wider Randgold Group or the Wider Barrick Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(b)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider Randgold Group or the Wider Barrick Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(c)	any such arrangement, agreement, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider Randgold Group or the Wider Barrick Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

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(d)	any asset or interest of any member of the Wider Randgold Group or the Wider Barrick Group being or falling to be disposed of or charged or ceasing to be available to any member of the Wider Randgold Group or the Wider Barrick Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider Randgold Group or the Wider Barrick Group otherwise than in the ordinary course of business;

(e)	any member of the Wider Randgold Group or the Wider Barrick Group ceasing to be able to carry on business under any name under which it presently does so;

(f)	the creation of liabilities (actual or contingent) by any member of the Wider Randgold Group or the Wider Barrick Group other than in the ordinary course of business;

(g)	the rights, liabilities, obligations or interests of any member of the Wider Randgold Group or the Wider Barrick Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected; or

(h)	the financial or trading position or the value of any member of the Wider Randgold Group or the Wider Barrick Group being prejudiced or adversely affected,

and no event having occurred since 31 December 2017 which, under any provision of any such arrangement, agreement, licence, permit or other instrument, would reasonably be expected to result in any of the events or circumstances which are referred to in paragraphs (a) to (h) of this Condition 9.

10.	Since 31 December 2017 and except as Disclosed and except as between any of Randgold and its wholly owned subsidiaries, or as between any of Barrick and its wholly owned subsidiaries, no member of the Wider Randgold Group or Wider Barrick Group having (in any case to an extent which is or would be material in the context of the Wider Randgold Group or Wider Barrick Group, in each case, taken as a whole):

(a)	issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold any shares out of treasury, other than any shares issued or shares transferred from treasury upon the exercise of any options granted under any of the Randgold Share Plans or Barrick Share Plans;

(b)	purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital;

(c)	except as contemplated by the Cooperation Agreement or in the Announcement, recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise (except for dividends or other distributions lawfully made or paid out in the ordinary course of business to shareholders as required under joint venture arrangements) or made any bonus issue;

(d)	made or authorised any change in its loan capital;

(e)	(other than any acquisition or disposal in the ordinary course of business) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same;

(f)	issued or authorised the issue of, or made any change in or to, any debentures or incurred or increased any indebtedness or liability (actual or contingent);

(g)	entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(i)	is of a long term, onerous or unusual nature or magnitude or which could involve an obligation of such nature or magnitude; or

(ii)	could restrict the business of any member of the Wider Randgold Group or the Wider Barrick Group; or

(iii)	is other than in the ordinary course of business;

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(h)	entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider Randgold Group or the Wider Barrick Group;

(i)	entered into or varied the terms of, any contract, agreement or arrangement with any of the directors or senior executives of any member of the Wider Randgold Group or the Wider Barrick Group;

(j)	taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(k)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(l)	waived or compromised any claim, otherwise than in the ordinary course of business;

(m)	except for the Continuance, made any alteration to its memorandum or articles of association;

(n)	made or agreed or consented to:

(i)	any change:

(A)	to the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependants; or

(B)	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder; or

(C)	the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined; or

(D)	the basis upon which the liabilities (including pensions) or such pension schemes are funded, valued or made, or

(ii)	any change to the trustees including the appointment of a trust corporation;

(o)	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider Randgold Group; or

(p)	entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this Condition 10.

No adverse change, litigation or regulatory enquiry

11.	Since 31 December 2017 and except as Disclosed (in any case to an extent which is or would be material in the context of the Wider Randgold Group or Wider Barrick Group, in each case, taken as a whole):

(a)	there having been no adverse change or deterioration in the business, assets, financial or trading positions or profit or prospects of any member of the Wider Randgold Group or Wider Barrick Group;

(b)	no contingent or other liability of any member of the Wider Randgold Group or Wider Barrick Group having arisen or become apparent or increased;

(c)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Randgold Group or Wider Barrick Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider Randgold Group or Wider Barrick Group;

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(d)	(other than as a result of or in connection with the Merger) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider Randgold Group or Wider Barrick Group;

(e)	other than with the consent of Barrick, no action having been taken or proposed by any member of the Wider Randgold Group, or having been approved by Randgold Shareholders or consented to by the Panel, which falls or would fall within or under Rule 21.1 of the Code or which otherwise is or would be materially inconsistent with the implementation by Barrick of the Merger on the basis contemplated as at the Announcement Date; and

(f)	no member of the Wider Randgold Group or Wider Barrick Group having conducted its business in breach of any applicable laws and regulations.

No discovery of certain matters

12.	Barrick not having discovered in relation to the Wider Randgold Group and Randgold not having discovered in relation to the Wider Barrick Group:

(a)	that any financial or business or other information concerning the Wider Randgold Group or the Wider Barrick Group, as applicable disclosed at any time by or on behalf of any member of the Wider Randgold Group, whether publicly, to any member of the Wider Barrick Group or by or on behalf of any member of the Wider Barrick Group to any member of the Wider Randgold Group, or to any of their advisers or otherwise, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before the Announcement Date by disclosure either publicly or otherwise to Barrick or Randgold, as applicable (in any case to an extent which is or would be material in the context of the Wider Randgold Group or the Wider Barrick Group, in each case, taken as a whole);

(b)	except as Disclosed, that any member of the Wider Randgold Group or the Wider Barrick Group is subject to any liability (actual or contingent); or

(c)	any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Randgold Group or of the Wider Barrick Group (in any case to an extent which is or would be material in the context of the Wider Randgold Group or the Wider Barrick Group, in each case, taken as a whole).

13.	Other than to the extent fairly disclosed in writing to the other party before the Announcement Date, Barrick not having discovered in relation to the Wider Randgold Group and Randgold not having discovered in relation to the Wider Barrick Group:

(a)	that any past or present member of the Wider Randgold Group or Wider Barrick Group has not complied in all material respects with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any material liability (whether actual or contingent) or cost on the part of any member of the Wider Randgold Group or Wider Barrick Group;

(b)	that there is, or is likely to be, any material liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Randgold Group or Wider Barrick Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise; or

(c)	that circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider Randgold Group or of the Wider Barrick Group (in any case to an extent which is or would be material in the context of the Wider Randgold Group or Wider Barrick Group, in each case, taken as a whole).

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Anti-corruption, sanctions and criminal property

14.	Barrick not having discovered in relation to the Wider Randgold Group and Randgold not having discovered in relation to the Wider Barrick Group that, or it not otherwise having been determined that:

(a)	any past or present member, director, officer or employee of the Wider Randgold Group or the Wider Barrick Group is or has at any time engaged in any activity, practice or conduct (including inaction or a failure to engage in conduct, and including engaging in any activity, practice or conduct through an agent performing services on behalf of such person) which constitutes an offence or a breach of obligations under the Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977, as amended, or any other anti-corruption legislation applicable to the Wider Randgold Group or Wider Barrick Group;

(b)	any asset of any member of the Wider Randgold Group or the Wider Barrick Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002, as amended (but disregarding paragraph (b) of that definition) or is deemed to be the proceeds of crime under any applicable legislation;

(c)	any past or present member, director, officer or employee of the Wider Randgold Group or the Wider Barrick Group, or any other person for whom any such person may be liable or responsible (in each case including through an agent performing services on behalf of such person), has engaged in any business with, made any investments in, facilitated any other party in their business with, supplied or received any goods, technical data or services to or from, made any funds or assets available to or received any funds or assets from: (i) any government, entity, organisation, or individual in respect of which US or European Union persons, or persons operating in those territories, are prohibited from engaging in activities or doing business, or from receiving or making available funds or economic resources, by US or European Union laws or regulations including the economic sanctions administered by the United States Office of Foreign Assets Control, the United States Department of State, or HM Treasury & Customs; or (ii) any government, entity, organisation, or individual designated either directly or indirectly (by virtue of ownership, control or other factors) or targeted by any of the economic sanctions of the United Nations, the United States, the European Union or any of its member states;

(d)	a member of the Randgold Group or the Barrick Group has engaged in any activity or transaction which would cause Barrick or Randgold to be in breach of any law or regulation or otherwise subject it to restrictions, penalties or sanctions upon Barrick’s acquisition of Randgold including the economic sanctions of the United States Office of Foreign Assets Control, the United States Department of State, HM Treasury & Customs, or any government entity, organisation, or individual designated or targeted by any of the economic sanctions of the United Nations, the United States, the European Union or any of its member states, or the requirements of the United States Securities and Exchange Commission; or

(e)	without limitation to Conditions 14(c) or 14(d) above, any member of the Wider Randgold Group or the Wider Barrick Group has received a notice from any government authority of an inquiry, investigation or regulatory proceeding, proposed cancellation, revocation, or avoidance of any license, permit, or authorisation applicable to any asset, intention to impose a penalty, forfeiture or other sanction or been named in a civil action brought by a government authority or any private party (including a derivative shareholder action) related to a potential violation of the Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977, as amended, or any other anti-corruption legislation applicable to the Wider Randgold Group or the Wider Barrick Group, or any applicable economic sanctions or anti-money laundering legislation.

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B.	Waiver and invocation of the Conditions

1.	The Scheme will not become effective, and will lapse, unless the Conditions have been fulfilled or (to the extent capable of waiver) waived or, where appropriate, have been determined to be or remain satisfied by no later than the Longstop Date.

2.	Subject to the requirements of the Panel, Barrick reserves the right in its sole discretion to waive:

(a)	those parts of all or any of the Conditions set out in paragraph 2 of Part A of this Part 3 relating to the deadlines for the Jersey Court Meeting, Extraordinary General Meeting and/or the Jersey Court Hearing. If any such deadline is not met, Barrick shall make an announcement by 8.00 a.m. on the Business Day following such deadline confirming whether it has invoked the relevant Condition, waived the relevant deadline or agreed with Randgold to extend the relevant deadline; and

(b)	all or any of Conditions 5, 6 and 8 and (so far as they relate to Randgold, the Wider Randgold Group or any part thereof) all or any of Conditions 7 and 9 to 14 (inclusive), in each case, in whole or in part, in Part A of this Part 3.

3.	Randgold reserves the right in its sole discretion to waive (so far as they relate to Barrick, the Wider Barrick Group or any part thereof) in whole or in part, all or any of Conditions 7 and 9 to 14 (inclusive) in Part A of this Part 3. This right:

(a)	is subject to the requirements of the Panel; and

(b)	shall cease to have any effect if a Randgold Board Adverse Recommendation Change occurs, in which case Randgold shall no longer have the right to waive any of Conditions 7 and 9 to 14 (inclusive) in Part A of this Part 3, whether in whole or in part and, instead, Barrick shall have the right in its sole discretion to waive any of such Conditions in whole or in part including (without limitation) if they relate to Barrick, the Wider Barrick Group or any part thereof.

4.	Save as set out above in respect of paragraphs 2 and 3, the Conditions set out in paragraphs 1 to 4 (inclusive) in Part A of this Part 3 cannot be waived.

5.	Neither Barrick nor Randgold shall be under any obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of the Conditions in Part A above (insofar as they apply to each of them) by a date earlier than the latest date specified above for the fulfilment of that condition, notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any Condition may not be capable of fulfilment.

6.	The Merger shall lapse if

(a)	in so far as the Merger or any matter arising from or relating to the Scheme or Merger constitutes a concentration with a Community dimension within the scope of the Regulation, the European Commission either initiates proceedings under Article 6(1)(c) of the Regulation or makes a referral to a competent authority in the United Kingdom under Article 9(1) of the Regulation and there is then a CMA Phase 2 Reference; or

(b)	the Merger or any matter arising from or relating to the Scheme or Merger becomes subject to a CMA Phase 2 Reference,

in each case before the date of the Jersey Court Meeting.

7.	Under Rule 13.5 of the Code, Barrick may not invoke a Condition so as to cause the Merger not to proceed, to lapse or be withdrawn, unless the circumstances which give rise to the right to invoke the Condition are of material significance to Barrick in the context of the Merger. Conditions 1, 2, 3 and 4 in Part A of this Part 3 are not subject to this provision of the Code.

8.	Randgold may not invoke a Condition so as to cause the Merger not to proceed, to lapse or be withdrawn:

(a)	under Rule 13.6 of the Code, unless the circumstances which give rise to the right to invoke the Condition are of material significance to Randgold Shareholders in the context of the Merger. Conditions 1, 2, 3 and 4 in Part A of this Part 3 are not subject to this provision of the Code; or

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(b)	following a Randgold Board Adverse Recommendation Change.

9.	If the Panel requires Barrick to make an offer or offers for any Randgold Shares under the provisions of Rule 9 of the Code, Barrick may make such alterations to the Conditions as are necessary to comply with the provisions of that Rule.

10.	Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

11.	The Scheme will be governed by Jersey law and will be subject to the jurisdiction of the Jersey courts and to the conditions and further terms set out in the Announcement and in this Scheme Document. The Merger and the Scheme will be subject to the applicable requirements of the London Stock Exchange, the FCA, the Code, the Toronto Stock Exchange, the NYSE, NASDAQ and applicable securities laws in Canada and the United States.

C.	Implementation by way of Takeover Offer

Barrick reserves the right to elect in accordance with the Cooperation Agreement to implement the Merger by way of a Takeover Offer for the entire issued and to be issued share capital of Randgold not already held by Barrick as an alternative to the Scheme. In such an event, the Takeover Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable and subject to the terms of the Cooperation Agreement, as those which would apply to the Scheme, with such appropriate amendments including (without limitation) an Acceptance Condition set at 90 per cent. or such other percentage (being more than 50 per cent.) as the parties may agree in writing (or, in circumstances where (a) a Randgold Board Adverse Recommendation Change occurs, (b) a Competing Proposal for Randgold is recommended in whole or in part by the Randgold Directors or (c) Randgold announces its intention to proceed with a Competing Proposal for Randgold, as Barrick may decide (in each case subject to the Panel’s consent to the extent necessary)) in nominal value of the shares to which such Takeover Offer relates.

D.	Certain further terms of the Merger

Fractions of New Barrick Shares will not be issued to Randgold Shareholders. Instead, Randgold Shareholders who otherwise would have received a fraction of a New Barrick Share will instead receive an amount in cash rounded to the nearest cent, based on the amount obtained by multiplying such fraction by the average Closing Price of Barrick Shares on the NYSE on each of the five consecutive trading days ending on the trading day that is two trading days prior to the Effective Date, except that individual entitlements of less than US$ 5.00 will not be paid but will be retained for the benefit of the New Barrick Group.

Randgold Shares will be acquired by Barrick fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them as at the Announcement Date or subsequently attaching or accruing to them, including the right to receive and retain, in full, all dividends and other distributions (if any) declared, made, paid or payable, or any other return of capital made, on or after the Announcement Date, other than any Randgold Equalisation Dividend and the Randgold Permitted Dividend.

If, on or after the date of this document, any dividend and/or other distribution and/or other return of capital (other than any Randgold Equalisation Dividend and the Randgold Permitted Dividend) is declared, made or paid or becomes payable in respect of the Randgold Shares, with a record date before the Scheme Record Time, Barrick reserves the right (without prejudice to any right of Barrick to invoke Condition 10(c) of Part A of this Part 3), to adjust the Exchange Ratio by reference to the amount of such dividend and/or distribution and/or return of capital, in which case any reference in the Announcement or in this Scheme Document to the consideration payable under the terms of the Merger will be deemed to be a reference to the consideration as so adjusted. To the extent that any such dividend and/or distribution and/or other return of capital is declared, made or paid or is payable and it is: (i) transferred pursuant to the Merger on a basis which entitles Barrick to receive the dividend, distribution or return of capital and to retain it; or (ii) cancelled, the Exchange Ratio will not be subject to adjustment in accordance with this paragraph. Any exercise by Barrick of its rights referred to in this paragraph shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the Merger.

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If after the date of this document, any Non-Permitted Barrick Dividend is declared, made or paid or becomes payable in respect of the Barrick Shares with a record date on or before the Effective Date, then Randgold reserves the right (in addition to the Randgold Permitted Dividend) to declare and pay, and the Randgold Shareholders will be entitled to receive and retain, prior to the Scheme Record Time the Randgold Equalisation Dividend in respect of the Randgold Shares of an amount per Randgold Share equal to the amount of the Non-Permitted Barrick Dividend per Barrick Share multiplied by the Exchange Ratio (as may be reduced by Barrick as a result of any Randgold Return of Capital). Any exercise by Randgold of its rights referred to in this paragraph shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the Merger.

The Merger will be subject, inter alia, to the Conditions and certain further terms which are set out in this Part 3 and those terms set out in this Scheme Document.

The availability of the Merger to persons not resident in Canada, the United States, the United Kingdom or Jersey may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of any jurisdiction other than Canada, the United States, the United Kingdom or Jersey should inform themselves about and observe any applicable requirements. Further information in relation to Overseas Shareholders is contained in this Scheme Document.

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PART 4

RISK FACTORS

In assessing the Merger, Randgold Shareholders should carefully consider the risks described below which relate to the Merger, the failure to complete the Merger and the post-Merger business and operations of Barrick and Randgold. Such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Randgold may also adversely affect Barrick or Randgold prior to the Merger, or the combined business of Barrick and Randgold following the Merger.

1	Risks relating to Barrick Shares

In addition to the other risk factors set out below, Randgold Shareholders should carefully consider that an investment in Barrick Shares is subject to certain risks. The Barrick Responsible Persons believe that the factors set out under the heading “Risk Factors” on pages 110 to 128 of the Barrick Annual Information Form (available at www.barrick.com and under Barrick’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov) (which are incorporated by reference into this document) represent the current material risks inherent in holding the New Barrick Shares.

2	Risks relating to the Merger

The Merger is subject to satisfaction or waiver of several conditions

The Merger is conditional upon, among other things, approval of the Barrick Shareholder Resolution by Barrick Shareholders, approval of the Merger by Randgold Shareholders, and Barrick and Randgold having obtained all government or regulatory approvals required by law, policy or practice, including approval of the South African competition authorities. There can be no assurance that any or all such approvals will be obtained. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business, financial condition or results of operations of Barrick and Randgold.

The issuance of a significant number of Barrick Shares and a resulting “market overhang” could adversely affect the market price of Barrick Shares after completion of the Merger

On completion of the Merger, a significant number of additional Barrick Shares will be issued and available for trading in the public market. Furthermore, if the Merger completes, existing Randgold Shareholders will have their Randgold Shares exchanged for New Barrick Shares, which will not be listed in the United Kingdom and may not benefit from inclusion in certain stock market indices. The increase in the number of Barrick Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, Barrick Shares.

Randgold cannot prevent Barrick from taking certain action prior to the Merger completing

The Cooperation Agreement contains certain provisions requiring Barrick to obtain Randgold’s consent prior to taking certain actions, for example the allotment of Barrick Shares or making material acquisitions or disposals of assets. These restrictions are not comprehensive and Barrick may take actions prior to the Effective Date over which Randgold has no control. Such actions may have a material adverse effect on the New Barrick Group without any change in the Exchange Ratio. Furthermore, these restrictions do not apply if a Randgold Board Adverse Recommendation Change occurs.

The Cooperation Agreement also provides that Barrick may not engage in discussions with respect to a Competing Proposal for Barrick, or enter into a definitive agreement for a Competing Proposal for Barrick, except in limited circumstances where Barrick is in receipt of a Barrick Superior Proposal. In the event of a Barrick Superior Proposal, Barrick could (a) change its recommendation relating to the Merger; and/or (b) enter into a transaction as a result of which the New Barrick Group may be materially different from the New Barrick Group in the absence of such transaction. Any such action could have a material and adverse impact on the Randgold Group and its shareholders.

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Barrick and Randgold will incur substantial transaction fees and costs in connection with the proposed Merger

Barrick and Randgold have incurred and expect to incur additional material non-recurring expenses in connection with the Merger and completion of the transactions contemplated by the Cooperation Agreement, including costs relating to obtaining required shareholder and regulatory approvals. Additional unanticipated costs may be incurred in the course of coordinating the businesses of Barrick and Randgold after completion of the Merger. Even if the Merger is not completed, Barrick and Randgold will need to pay certain costs relating to the Merger incurred prior to the date the Merger was abandoned, such as legal, accounting, financial advisory, proxy solicitation and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition.

Break fee payment not payable in certain circumstances

A termination or lapse of the Merger shall not necessarily result in the break fee payment becoming payable to Randgold (as further described in paragraph 17 of Part 1 (Letter from non-executive chairman of Randgold)) notwithstanding any potential disruption to Randgold. In particular, in a scenario where the Cooperation Agreement is terminated as a result of a failure by Barrick Shareholders to approve the Barrick Shareholder Resolution, Barrick will be under no obligation to pay the break fee payment unless (among other things): (i) within 12 months of the termination of the Cooperation Agreement, Barrick enters into a definitive agreement for a Competing Proposal for Barrick; (ii) the Barrick Board adopts, approves, recommends or declares advisable any Competing Proposal for Barrick; or (iii) a Competing Proposal for Barrick is consummated.

Barrick and Randgold may be targets of legal claims, security class action, derivative lawsuits and other claims

Randgold and Barrick may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Barrick or Randgold seeking to restrain the Merger or seeking monetary compensation or other redress. Société de Miniere de Kilo-Moto SA (SOKIMO), a DRC state-owned company which holds a 10% interest in the Kibali Mine, has stated that it intends to “assert its rights” under the Kibali joint venture arrangements and the DRC Ministry of Mines has stated that the Merger requires approval by the DRC government. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Merger, then that injunction may delay or prevent the Merger from being completed.

3	Risk Factors on completion of the Merger

Significant demands will be placed on Barrick and Randgold as a result of the Merger

As a result of the pursuit and completion of the Merger, significant demands will be placed on the managerial, operational and financial personnel and systems of Barrick and Randgold. Barrick and Randgold cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Merger. The future operating results of Barrick and the New Barrick Group will be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of Randgold, to implement a new business strategy and to improve its operational and financial controls and reporting systems.

The integration of Randgold may not occur as planned

The Merger has been agreed with the expectation that its completion will result in an increase in sustained profitability, cost savings and enhanced growth opportunities for Barrick. These anticipated benefits will depend in part on whether Randgold’s and Barrick’s operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, which may be geographically separated, unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of the New Barrick Group’s operations after completion of the Merger could be adversely affected if the New Barrick Group cannot retain key employees to assist in the integration and operation of Randgold and Barrick. In addition, the integration process could result in diversion of the attention of management and disruption of existing relationships with suppliers, employees, customers and other constituencies of each company. As a result of these factors, it is possible that certain benefits expected from the combination of Randgold and Barrick may not be realised.

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The new management team may not be successful in implementing the business strategy

Upon completion of the Merger, Mark Bristow will be appointed as the new President and Chief Executive Officer of the New Barrick Group and Graham Shuttleworth will be appointed as the new Senior Executive Vice President and Chief Financial Officer of the New Barrick Group. Kevin Thomson will remain Senior Executive Vice President, Strategic Matters of the New Barrick Group. The remainder of the management team of the New Barrick Group will be drawn from the combined talents of Randgold and Barrick. Following completion of the Merger, the management team will be tasked with implementing a business plan that will focus on asset quality, operational excellence and sustainable profitability as further set out in paragraph 5 of Part 1 (Letter from the Non-Executive Chairman of Randgold). There can be no assurance that the new management team will be successful in implementing the business strategy or that past results of the Randgold management team will be reproduced by the new New Barrick Group management team. The management team may experience difficulties in effecting key strategic goals such as the growth and investment in Tier One Gold Assets and Strategic Assets, the sale of Non-Core Assets or the development of exploration projects. The performance of the New Barrick Group’s operations after completion of the Merger could be adversely affected if the New Barrick Group management team cannot implement the stated business strategy effectively and certain benefits expected from the combination of Randgold and Barrick may not be realised.

Political risks in new jurisdictions

Barrick’s principal operations, development and exploration activities are held in North America, South America, Africa and the Australia-Pacific region. Any material adverse changes in government policies or legislation of any country in which Barrick has economic interests that affect mining or mineral exploration activities, may affect the viability and profitability of the New Barrick Group following the Merger.

Barrick has experienced difficulties in developing and operating assets in certain jurisdictions outside the USA, particularly in Chile and Argentina. Instances of alleged non-compliance with environmental and other regulations have led to litigation and the cessation of certain development activities at the Pascua project in Chile, and class actions in Canada and in the United States. Continued difficulties in these and any other jurisdictions in respect to environmental or other applicable laws may affect the viability and profitability of operations in these jurisdictions following the Merger.

There is no assurance that governments will not in the future adopt different regulations, policies or interpretations with respect to, but not limited to environmental protection, foreign ownership of mineral resources, royalty rates, taxation, rates of exchange, labour relations, repatriation of income or return of capital, restrictions on production or processing, price controls, export controls, currency remittance, or the obligations of Randgold or Barrick under its respective mining codes. The possibility that such governments may adopt substantially different policies or interpretations, which might extend to the expropriation of assets, may have a material adverse effect on the New Barrick Group following the Merger. Political risk also includes the possibility of terrorism, civil or labour disturbances and political instability. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorisations nor that such exploration and mining authorisations will not be challenged or impugned by third parties. The effect of any of these factors cannot be accurately predicted.

Increased foreign exchange exposure may adversely affect Barrick’s earnings and the value of some of Barrick’s assets

Barrick’s reporting currency is the US dollar and the majority of its earnings and cash flows are denominated in US dollars. The operations of Randgold are also conducted in US dollars, but Randgold carries on some of its business in currencies other than the US dollar and, as a result, following the Merger, Barrick’s consolidated earnings and cash flows may be impacted by movements in the exchange rates to a greater extent than prior to the Merger. In particular, any increase in the value of the currencies of Mali, the DRC, Côte d’Ivoire or Senegal versus the US dollar following the Merger could negatively impact Barrick’s earnings, and could negatively impact Barrick’s ability to realise all of the anticipated benefits of the Merger. Any such negative impact could be material.

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The unaudited pro forma consolidated financial information of Barrick and Randgold is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the New Barrick Group following the Merger

The unaudited pro forma consolidated financial statements included in this document are presented for illustrative purposes only to show the effect of the Merger, and should not be considered to be an indication of the financial condition or results of operations of the New Barrick Group following the Merger. For example, the pro forma consolidated financial statements have been prepared using the consolidated historical financial statements of Barrick and of Randgold and do not represent a financial forecast or projection. In addition, the pro forma consolidated financial statements included in this document are based in part on certain assumptions regarding the Merger. These assumptions may not prove to be accurate, and other factors may affect the New Barrick Group’s results of operations or financial condition following the Merger. Accordingly, the historical and pro forma consolidated financial information included in this document does not necessarily represent the New Barrick Group’s results of operations and financial condition had Barrick and Randgold operated as a combined entity during the periods presented, or of the New Barrick Group’s results of operations and financial condition following the Merger.

In preparing the pro forma consolidated financial information contained in this document, effect has been given to, among other items, the completion of the Merger and the issuance of the New Barrick Shares. The unaudited pro forma consolidated financial information does not reflect all of the costs that are expected to be incurred by the New Barrick Group in connection with the Merger. For example, the impact of any incremental costs incurred in integrating Barrick and Randgold is not reflected in the pro forma consolidated financial information. In addition, while an amount has been recorded for land transfer tax in Zambia, no amounts have been recorded for any additional transaction taxes that may become payable in Randgold’s operating jurisdictions. See also the notes to the unaudited pro forma consolidated financial statements of Barrick and Randgold included in Part 8 (Unaudited pro forma financial information on the New Barrick Group) of this document.

New legislation and tax risks in certain Randgold operating jurisdictions

Randgold has operations and conducts business in a number of jurisdictions where taxation laws are complex, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course.

In 2018, the DRC government amended the 2002 Mining Code with an updated Mining Code and related regulations. The updated law and regulations include changes with respect to stability, royalty rates, income taxes, import and other duties, value-added tax, indirect capital gains taxes and local content. The application of these new provisions is the subject of continued discussions amongst the DRC government, industry groups and investors. As a result, significant uncertainty exists regarding the interpretation and application of these new provisions and their economic impact on Randgold. Although the Wider Randgold Group has stabilisation protection for ten years in respect of a number of these new provisions, both pursuant to the Mining Code of 2002 and a separate declaration from the DRC Government containing stabilisation protections, there can be no certainty that such stabilisation protection will be upheld. Any unexpected taxes imposed on Barrick or the Wider Randgold Group could have a material and adverse impact on ongoing operations of Randgold subsidiaries or joint ventures located in the DRC or Barrick.

In Mali, the Randgold Group operates under Mining Conventions entered into with the Government of Mali. These Mining Conventions contain stabilisation provisions to protect various members of the Randgold Group from adverse amendments to the Mali tax codes. Although the Mali tax codes have been amended and updated on a number of occasions and the Mali tax authorities have not sought to apply the updated provisions to the Randgold Group, there can be no certainty that such stabilisation protection will continue to be upheld and not withdrawn in the future. The Mali tax code was amended in 2017 to, amongst other things, introduce indirect capital gains taxes. Although the Randgold Group has stabilisation protection in respect of these provisions and the Mali tax authorities have not sought to apply these provisions in relation to Randgold, there can be no certainty that the Mali tax authorities will not seek to challenge such stabilisation protection or refuse to extend it to persons beyond the Randgold Group. There are also further proposed amendments to Mali’s laws regarding the imposition of indirect capital gains taxes which may provide relief from the imposition of the indirect capital gains tax in certain circumstances. However, these amendments may or may not come into force. There is significant uncertainty surrounding these provisions on indirect capital gains tax, including how the Mali government may seek to determine and attempt to collect any liability it sought to impose on persons outside Mali. Any unexpected taxes imposed on Barrick or the Randgold Group could have a material and adverse impact on Barrick or Randgold.

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The Relationship Agreement may impair the future growth of the New Barrick Group’s African gold operations following the Merger

The Relationship Agreement between Barrick and Acacia provides that neither Barrick nor its subsidiaries may pursue any gold or silver mining opportunity in Africa without first offering the opportunity to Acacia. Aside from any exploration projects of Randgold at the date of the Merger, following the Merger, the entire New Barrick Group (including Randgold) will be restricted from carrying on new exploration for gold or silver in Africa (excluding exploration projects of Randgold at the date of the Merger) or from acquiring any business or interest in an African gold or silver mining business without first offering the opportunity to Acacia. As a result, the Relationship Agreement may impair the ability of the New Barrick Group to expand its gold and silver mining operations in Africa following the Merger.

Failure to comply with applicable laws prior to the Merger could subject the New Barrick Group to penalties and other adverse consequences following the Merger

Barrick is subject to the provisions of the US Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada). Randgold is subject to the US Foreign Corrupt Practices Act and the Corruption (Jersey) Law. The foregoing laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that either party’s internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts, or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. Following the Merger, the New Barrick Group may be responsible for any liability in respect of any of the foregoing attributable to Randgold or Barrick prior to the Merger. A failure by either party to comply with any anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject the New Barrick Group to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Barrick following the Merger. Investigations by governmental authorities could have a material adverse effect on the business, consolidated results of operations, and consolidated financial condition of Barrick following the Merger.

Barrick and Randgold are also subject to a wide variety of laws relating to the environment, health and safety, employment, labour standards, money laundering, terrorist financing and other matters in the jurisdictions in which it operates. A failure to comply with any such legislation prior to the Merger could result in severe criminal or civil sanctions, and may subject the New Barrick Group to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Barrick following the Merger. The compliance mechanisms and monitoring programs adopted and implemented by Randgold and Barrick prior to the Merger may not adequately prevent or detect possible violations of such applicable laws. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations, and consolidated financial condition of Barrick following the Merger.

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PART 5

THE SCHEME OF ARRANGEMENT

THE SCHEME OF ARRANGEMENT

IN THE ROYAL COURT OF JERSEY

(SAMEDI DIVISION)

IN THE MATTER OF RANDGOLD RESOURCES LIMITED

(Company Number 62686)

and

IN THE MATTER OF THE COMPANIES (JERSEY) LAW 1991 (AS AMENDED)

SCHEME OF ARRANGEMENT

(under Article 125 of the Companies (Jersey) Law 1991) (as amended)

between

RANDGOLD

AND

THE SCHEME SHAREHOLDERS

(as hereinafter defined)

PRELIMINARY

Definitions

In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

Announcement	the announcement of the Merger made on 24 September 2018 pursuant to Rule 2.7 of the Code

Barrick	Barrick Gold Corporation, a company incorporated under the laws of the Province of Ontario, Canada with registered number 1787274 as the same may be continued under the laws of the Province of British Columbia, Canada

Barrick CDIs	CREST Depository Interests through the existing unsponsored CREST Depository Interests programme administered through CREST in respect of Barrick Shares

Barrick Group	Barrick and its subsidiary undertakings

Barrick Shares	the common shares in the capital of Barrick

Board	the board of directors of Randgold

Business Day	means a day other than a Saturday or Sunday or public holiday in England and Wales, Jersey, Canada or the United States on which banks in London, St. Helier, Toronto and New York are open for general commercial business

certificated form or in certificated form	a share or other security which is not in uncertificated form (that is, not in CREST)

Closing Price	in respect of Barrick, the last reported sale price in US dollars of a Barrick Share as quoted on NYSE

Code	means the City Code on Takeovers and Mergers, as issued from time to time by or on behalf of the Panel

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CREST	the operator’s system (as defined in the CREST Regulations) in respect of which Euroclear is the authorised operator (as defined in the CREST Regulations) in accordance with which securities may be held and transferred in uncertificated form

CREST Regulations	the Companies (Uncertificated Securities) (Jersey) Order 1999

Depositary	Citibank, N.A.

Direct Registration System or DRS	a system that allows electronic direct registration of securities in an investor’s name on the books for the transfer agent or issuer, and allows shares to be transferred between a transfer agent and broker electronically

Effective Date	the date on which this Scheme becomes effective in accordance with its terms

Euroclear	Euroclear UK & Ireland Limited

Excluded Shares	(i) any Randgold Shares registered in the name of or beneficially owned by Barrick or any other member of the Barrick Group; and (ii) any Randgold Shares held in treasury by Randgold

Extraordinary General
Meeting	the extraordinary general meeting of Randgold convened in connection with the Scheme, including any adjournment thereof

holder	a registered holder and includes any person entitled by transmission

Jersey	Bailiwick of Jersey

Jersey Companies Law	the Companies (Jersey) Law, 1991

Jersey Court	the Royal Court of Jersey

Jersey Court Hearing	the hearing by the Jersey Court to sanction the Scheme under Article 125 of the Jersey Companies Law

Jersey Court Meeting	the meeting(s) of the Scheme Shareholders to be convened by order of the Jersey Court pursuant to Article 125 of the Jersey Companies Law, to consider and, if thought fit, to approve the Scheme (with or without amendment)

Jersey Register	the register of members of Randgold held by Computershare Investor Services (Jersey) Limited

Jersey Registrar	the officer appointed by the Jersey Financial Services Commission pursuant to the Jersey Companies Law to exercise the functions of the “registrar” under the Jersey Companies Law

Latest Practicable Date	1 October 2018, being the latest practicable date prior to the date of publication of the Scheme Circular

Merger	the proposed acquisition by Barrick of the entire issued, and to be issued, ordinary share capital of Randgold (other than the Excluded Shares) to be effected by means of this Scheme

New Barrick Group	the enlarged group following the Merger comprising the Barrick Group and the Randgold Group

New Barrick Shares	the Barrick Shares which are to be issued pursuant to the Scheme

NYSE	the New York Stock Exchange

Panel	the UK Panel on Takeovers and Mergers

Randgold	Randgold Resources Limited, a company limited by shares incorporated in Jersey with registered number 62686 with its registered office at 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ

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Randgold Shareholders	the registered holders of Randgold Shares from time to time

Randgold Shares	ordinary shares of US$0.05 each in the capital of Randgold

Relevant Holder	a holder of Scheme Shares at the Scheme Record Time

Scheme	this scheme of arrangement under Article 125 of the Jersey Companies Law in its present form or with or subject to any modification, addition or condition which Randgold and Barrick each agree and which is approved or imposed by the Jersey Court

Scheme Circular	the circular to Randgold Shareholders published by Randgold in connection with this Scheme

Scheme Court Order	the order(s) of the Jersey Court sanctioning the Scheme under Article 125 of the Jersey Companies Law

Scheme Document	this document dated 4 October 2018 to be sent by Randgold to Randgold Shareholders and others containing, among other things, the full terms and conditions of this Scheme and containing the notices convening the Shareholder Meetings

Scheme Record Time	means 6.00 p.m. on the date of the Jersey Court Hearing, or such later time as Randgold and Barrick may agree

Scheme Shareholders	the holders of Scheme Shares

Scheme Shares	all Randgold Shares which are:

(a)	in issue at the date of this Scheme Document;
(b)	(if any) issued after the date of this Scheme Document but before the Scheme Voting Record Time; and
(c)	(if any) issued at or after the Scheme Voting Record Time but before the Scheme Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case, other than the Excluded Shares

Scheme Voting Record Time	48 hours before the time set for the Jersey Court Meeting or, if the Jersey Court Meeting is adjourned, 48 hours before the time set for such adjourned Jersey Court Meeting

Securities Act	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

Shareholder Meetings	the Jersey Court Meeting and the Extraordinary General Meeting, and Shareholder Meeting means any of them

Sterling	the lawful currency of the UK

Takeover Offer	if (subject to the consent of the Panel) Barrick elects to effect the Merger by way of a takeover offer (within the meaning of Article 116(1) of the Jersey Companies Law), the offer to be made by or on behalf of Barrick to acquire the entire issued and to be issued ordinary share capital of Randgold

Transfer Agent	the transfer agent appointed by Barrick being AST Trust Company (Canada), 1 Toronto Street, Suite 1200, Toronto, ON M5C 2V6 in Canada and American Stock Transfer & Trust Company, LLC, in the United States

UK Companies Act	the Companies Act 2006, as amended

uncertificated form or in uncertificated form	a share or other security recorded on the relevant register as being held in uncertificated form in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST

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References to clauses are to clauses of this Scheme.

In this Scheme, “parent undertaking” and “subsidiary undertaking” have the meanings given to them in section 1162 of the UK Companies Act.

As at the Latest Practicable Date, the issued ordinary share capital of Randgold was US$ 4,723,767.30, divided into 94,475,346 ordinary shares of US$ 0.05 each, all of which were credited as fully paid and none of which were held in treasury. 58,186 ordinary shares are currently held on trust on terms which do not confer voting rights.

As at the Latest Practicable Date, the issued ordinary share capital of Barrick was 1,167,593,272 common shares, all of which were credited as fully paid and none of which were held in treasury.

As at the Latest Practicable Date, no member of the Barrick Group beneficially owned any Randgold Shares.

Barrick has agreed to appear by counsel at the Jersey Court Hearing to sanction this Scheme, and to submit to be bound by, and to undertake to the Jersey Court to be bound by, this Scheme and to execute and do, or procure to be executed and done, all such documents, acts or things as may be necessary or desirable to be executed or done by them or on their behalf for the purpose of giving effect to the Scheme.

Barrick will rely upon the Jersey Court’s sanctioning of the Scheme for the purpose of qualifying for the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof with respect to the New Barrick Shares to be issued pursuant to the Scheme.

1	Transfer of Scheme Shares

(a)	On the Effective Date, Barrick shall acquire all of the Scheme Shares, fully paid, free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching to them at the Effective Date or thereafter, including the right to receive and retain all dividends and other distributions declared or paid or made thereon.

(b)	For such purposes, the Scheme Shares shall be transferred to Barrick and, to give effect to such transfer, any person may be appointed by Barrick to execute as transferor an instrument or instruction of transfer of the Scheme Shares and every instrument or instruction of transfer so executed shall be as effective as if it had been executed by the holder or holders of the Scheme Shares thereby transferred.

(c)	Pending the transfer of the Scheme Shares pursuant to this clause 1, each Scheme Shareholder irrevocably appoints Barrick and/or its nominee(s) as its attorney and/or agent and/or otherwise to exercise on its behalf (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to its Scheme Shares and any or all rights and privileges attaching to its Scheme Shares, to sign any consent to short notice of a general or separate class meeting and to execute a form of proxy in respect of its Scheme Shares appointing any person nominated by Barrick to attend general and separate class meetings of Randgold and authorises Randgold to send to Barrick any notice, circular, warrant or other document or communication which may be required to be sent to it as a member of Randgold, such that from the Effective Date, no Scheme Shareholder shall be entitled to exercise any voting rights attached to the Scheme Shares or any other rights or privileges attaching to the Scheme Shares.

2	Consideration for the transfer of the Scheme Shares

(a)	In consideration of the transfer of the Scheme Shares to Barrick, as provided in clause 1 of this Scheme, Barrick shall provide or procure that there shall be provided to or for the account of each holder of the Scheme Shares whose name appears in the register of members of Randgold at the Scheme Record Time:

for each Scheme Share	6.1280 New Barrick Shares

(b)	The New Barrick Shares to be issued and delivered pursuant to this clause 2 shall be fully paid, shall rank equally in all respects with Barrick Shares in issue on the Effective Date and shall be entitled to dividends and other distributions (if any) declared or paid by Barrick by reference to a record date on or after the Effective Date but not otherwise. The New Barrick Shares shall be issued free from all liens, equities, charges, encumbrances and other interests whatsoever.

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(c)	The provisions of this clause 2 will be subject to any prohibitions or conditions imposed by law or regulation.

3	Fractional entitlements

(a)	Fractions of New Barrick Shares will not be issued to Scheme Shareholders. Scheme Shareholders who otherwise would have received a fraction of a New Barrick Share will instead receive an amount in cash rounded to the nearest cent, based on the amount obtained by multiplying such fraction by the average Closing Price of Barrick Shares on the NYSE on each of the five consecutive trading days ending on the trading day that is two trading days prior to the Effective Date, except that individual entitlements of less than US$ 5.00 will not be paid but will be retained for the benefit of the New Barrick Group. For the purposes of determining fractional entitlements, each portion of a Scheme Shareholder’s holding which is recorded in the register of members of Randgold by reference to a separate designation at the Scheme Record Time, whether in certificated or uncertificated form, shall be treated as a separate holding.

(b)	Payment of any amounts to which a Scheme Shareholder is entitled under this clause 3 shall be made in accordance with clauses 6 and 7.

4	Overseas Shareholders

(a)	Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder with a registered address in a jurisdiction outside the UK, or whom Barrick or Randgold reasonably believe to be a citizen, national or resident of a jurisdiction outside the UK, Barrick or Randgold is advised that the allotment and/or issue of New Barrick Shares would or may infringe the laws of such jurisdiction or would or may require Barrick or Randgold to comply with any governmental or other consent or any registration, filing or formality with which Barrick or Randgold, in their opinion, is unable to comply or ensure compliance with or which Barrick or Randgold regards as unduly onerous, Barrick may, in its sole discretion, either:

•	determine that the relevant New Barrick Shares shall be sold, in which event the New Barrick Shares or Barrick CDIs shall be issued for the account of such Scheme Shareholder and Barrick shall appoint a person to be authorised on behalf of such Scheme Shareholder to procure that any New Barrick Shares or Barrick CDIs in respect of which Barrick or Randgold have made such determination shall, as soon as practicable following the Effective Date, be sold; or

•	determine that such New Barrick Shares shall not be allotted and issued for the account of such Scheme Shareholder but shall instead be allotted and issued to a nominee for such Scheme Shareholder appointed by Barrick on terms that the nominee shall, as soon as practicable following the Effective Date, sell the New Barrick Shares so issued.

(b)	Any sale pursuant to the above shall be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale, including any value added tax payable on the proceeds of sale) shall be paid to such Scheme Shareholder by sending a cheque or creating an assured payment obligation in accordance with the provisions of this document.

(c)	To give effect to any sale as described above, the person appointed by Barrick shall be authorised as attorney and agent on behalf of the Scheme Shareholder concerned, and the nominee appointed by Barrick shall be authorised, to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, neither Barrick nor Randgold nor their respective directors, officers, advisers, brokers or agents or the person or nominee so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

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5	Cancellation of share certificates and CREST entitlements

With effect from the Effective Date:

(a)	all certificates representing Scheme Shares shall cease to have effect as documents of title to the Scheme Shares comprised therein and every holder of Scheme Shares shall be bound at the request of Barrick to deliver up their share certificate(s) to Barrick (or to any person appointed by Barrick to receive the same), or, as it may direct, to destroy the same;

(b)	each holding of Scheme Shares credited to any stock account in CREST shall be disabled and all Scheme Shares will be removed from CREST and Euroclear shall be instructed to cancel entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form; and

(c)	appropriate entries shall be made in the register of members of Randgold to reflect the transfer pursuant to clause 1 of this Scheme.

6	Settlement

As soon as practicable (and in any event not later than 14 days) after the Effective Date of the Scheme, Barrick shall issue such New Barrick Shares as are required to be issued by it, and shall pay such cash payments as required to be paid by it, to give effect to this Scheme to the persons respectively entitled thereto, such consideration to be settled as set out in this clause 6 but subject to clause 4 of this Scheme.

Settlement of the consideration shall be effected as follows:

Scheme Shares held in certificated form

(a)	Where at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in certificated form on the Jersey Register (that is, not in CREST), Barrick will issue the New Barrick Shares to which the Scheme Shareholders are entitled directly in uncertificated form, and will procure that their names are entered as registered owner of those New Barrick Shares through the Direct Registration System and any cash payments in lieu of fractional New Barrick Shares shall be made in accordance with the provisions of clause 7.

(b)	Scheme Shareholders who are registered as owners of New Barrick Shares through the Direct Registration System will be sent book-entry account statements of ownership evidencing such Scheme Shareholders’ ownership of the New Barrick Shares by the Transfer Agent as soon as practicable and no later than 14 days following the Effective Date to the person entitled thereto at the address as appearing in the register of members of Randgold at the Scheme Record Time or in accordance with any special standing instructions regarding communications (or, in the case of joint holders, to the address of that joint holder whose name stands first in the register in respect of such joint holding).

Scheme Shares held in uncertificated form

(c)	Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in uncertificated form, save as set out in clause 6(e) below, Barrick will procure that the appropriate CREST stock account will be credited with Barrick CDIs in respect of such Scheme Shareholder's entitlement to New Barrick Shares, provided that Barrick reserves the right to settle all or part of such consideration in the manner set out in clause 6(a) if, for reasons outside its reasonable control, it is not able to effect settlement in accordance with this clause 6(c).

(d)	Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in uncertificated form, save as set out in clause 6(e) below, settlement of any cash payment in lieu of fractional New Barrick Shares to which the Scheme Shareholder is entitled pursuant to clause 3 shall be made by means of CREST by Barrick procuring that Euroclear is instructed to create an assured payment obligation in favour of the Scheme Shareholder’s payment bank in respect of the cash payment due to that Scheme Shareholder as soon as practicable after the Effective Date, and in any event with 14 days of the Effective Date, in accordance with the CREST assured payment arrangements, provided that Barrick reserves the right to make such payment by cheque as set out in clause 6(a) if, for reasons outside its reasonable control, it is not able to effect settlement in accordance with this clause 6(d).

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(e)	Where, at the Scheme Record Time, the Depositary holds Scheme Shares in uncertificated form, Barrick shall procure that the New Barrick Shares to which the Depositary is entitled shall as directed by the Depositary be issued to the Depositary and that the name of the Depositary (or its nominee) is entered as registered owner of those New Barrick Shares and settlement of any cash payment to which the Depositary is entitled pursuant to clause 3 shall be made in accordance with clause 7.

General

(f)	All deliveries of notices, share certificates and/or cheques required to be made under this Scheme shall be made by sending the same by first class post or international standard post (as appropriate) (or by such other method as may be approved by the Panel) addressed to the person entitled thereto to the address appearing in the register of members of Randgold or, in the case of joint holders, to the address of the holder whose name stands first in such register of members of Randgold in respect of the joint holding concerned at such time. None of Randgold, Barrick, the person effecting any sale or remitting any proceeds pursuant to clause 3 or the nominee referred to in clause 4 shall be responsible for any loss or delay in the transmission of the statements of entitlement or cheques sent to Scheme Shareholders in accordance with this clause 6.

This clause 6 shall take effect subject to any prohibition or condition imposed by law.

7	Cash payments relating to fractional entitlements and dividend

(a)	The cash payments payable to the Scheme Shareholders shall be paid in US dollars unless the Scheme Shareholder has in place at the Scheme Record Time a current election to receive dividends in Sterling, in which case, any such cash payments shall be paid in Sterling.

(b)	Any cash payments payable in Sterling shall be calculated by converting the US dollar amount in Sterling using an exchange rate to be determined by the Transfer Agent with the consent of Randgold.

(c)	All cheques shall be made in US Dollars or, subject to clause 7(a), in Sterling, and shall be made payable to the Scheme Shareholder concerned or, in the case of joint holders, to the holder whose name stands first in such register of members of Randgold in respect of the joint holding concerned at the Scheme Record Time and the encashment of any such cheque or the creation of any such assured payment obligation as is referred to in clause 6(d) shall be a complete discharge to Barrick for the moneys represented thereby.

This clause 7 shall take effect subject to any prohibition or condition imposed by law.

8	Mandates

All mandates, where possible, relating to the payment of dividends and other instructions (or deemed instructions, including communication preferences) given (or deemed given) to Randgold by Scheme Shareholders in force at the Scheme Record Time relating to holdings of Randgold Shares will, where possible, unless and until amended or revoked, be deemed as from the Effective Date to be effective mandates or instructions in respect of the corresponding New Barrick Shares, except to the extent that a Scheme Shareholder already holds Barrick Shares at the Scheme Record Time (and the registrar of Barrick is able to match such holdings), in which case any mandates and other instructions (or deemed instructions, including communication preferences) will also apply to the New Barrick Shares issued to that Scheme Shareholder and any mandates or instructions (or deemed instructions, including communication preferences) held in respect of the Randgold Shares will be disregarded.

9	Operation of the Scheme

(a)	This Scheme shall become effective at the time that the Scheme Court Order is delivered to the Jersey Registrar for registration.

(b)	Unless this Scheme has become effective on or before 5.00 p.m. (Greenwich Mean Time) on 28 February 2019, or such later time and/or date as may be agreed, with the consent of the Panel by Barrick and Randgold and the Jersey Court may approve (if such approval is required), this Scheme shall never become effective.

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10	Modification

Randgold and Barrick may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Jersey Court may approve or impose. Any such modification or addition may require the consent of the Panel.

11	Governing law

This Scheme is governed by the laws of Jersey and is subject to the jurisdiction of the Jersey courts. The rules of the Code will apply to this Scheme on the basis provided in the Code.

Dated: 4 October 2018

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PART 6

TAXATION

1	Jersey taxation

Tax consequences of the Scheme

The comments set out below are intended as a general guide only to certain Jersey stamp duty and transfer tax considerations applicable to the Scheme and do not constitute tax advice. Specifically, the comments do not deal with any other Jersey tax considerations which may be relevant for Scheme Shareholders who are resident in Jersey.

Under current Jersey tax legislation, no stamp duty or other transfer tax is chargeable on the issue or transfer of shares or ADSs in a Jersey company unless such transfer conveys the right to occupy Jersey property. Therefore, no stamp duty or transfer tax will be payable in Jersey by Scheme Shareholders in respect of the Scheme.

2	United Kingdom taxation

The comments set out below summarise certain limited aspects of the UK tax treatment of Randgold Shareholders under the Scheme. They do not constitute legal or tax advice and do not purport to be a complete analysis of all UK tax considerations relating to the Scheme. They are based on current UK law and HM Revenue and Customs (HMRC) published practice, both of which are subject to change, possibly with retroactive effect.

The comments are intended as a general guide and apply only to Randgold Shareholders who are resident and, in the case of individuals, domiciled for tax purposes in (and only in) the UK at all relevant times, who hold Randgold Shares and, to the extent that they acquire New Barrick Shares pursuant to the Scheme, New Barrick Shares as an investment (other than in an Individual Savings Account) and who are the absolute beneficial owners of their Randgold Shares. These comments do not deal with certain types of shareholders, such as charities, persons holding or acquiring shares in the course of trade or as part of “carried interest”, persons who have or could be treated for tax purposes as having acquired their Randgold Shares by reason of their employment, collective investment schemes, pension schemes and insurance companies.

Randgold Shareholders who are in any doubt about their tax position, or who are resident, domiciled or otherwise subject to tax in a jurisdiction outside the UK, are advised to consult an appropriate independent professional tax adviser.

Tax consequences of the Scheme

Chargeable gains

The transfer of Randgold Shares under the Scheme in return for New Barrick Shares should generally be treated as a reorganisation for UK tax purposes and, therefore, to the extent that a Randgold Shareholder exchanges their Randgold Shares for New Barrick Shares (including Barrick CDIs), such Randgold Shareholders should not be treated as disposing of their Randgold Shares or acquiring the New Barrick Shares as a result of the Scheme. Instead, the New Barrick Shares (including Barrick CDIs) should be treated as the same asset and as having been acquired at the same time and for the same consideration as the relevant proportion of such Randgold Shareholder’s Randgold Shares.

Randgold Shareholders who, alone or together with connected persons, hold more than 5 per cent. of Randgold Shares will be eligible for the treatment set out in the above paragraph only if the transfer under the Scheme is effected for bona fide commercial reasons and is not part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. Scheme Shareholders should be advised that clearance has been sought, but not yet received, from HMRC under section 138 of the Taxation of Chargeable Gains Act 1992 for confirmation that HMRC is satisfied that the transfer under the Scheme will be effected for bona fide commercial reasons and will not form part of any such scheme or arrangement.

If a Randgold Shareholder receives cash in respect of fractional entitlements, he or she may, depending on his or her circumstances and subject to any available exemption or relief, incur a liability to capital gains tax. However, if the proceeds are “small” as compared to the value of the Randgold Shares to be exchanged for New Barrick Shares, the Shareholder should not generally be treated as making a disposal for capital gains tax purposes and therefore no capital gains tax should arise.

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Instead, the proceeds will be deducted from the base cost of his or her holding of Randgold Shares for the purpose of computing any chargeable gain or allowable loss on a subsequent disposal. HMRC currently regards a receipt as “small” if its amount or value does not exceed five per cent. of the value of the Randgold Shareholder’s Randgold Shares or is £ 3,000 or less, whether or not it would also fall within the five per cent. test. This treatment will not apply where such proceeds are greater than the base cost of the holding of the Randgold Shareholder’s Randgold Shares for capital gains tax purposes.

UK stamp duty and stamp duty reserve tax (SDRT)

No UK stamp duty or SDRT should generally be payable by Randgold Shareholders as a result of the Scheme.

Tax consequences of New Barrick Shares

Direct taxation of dividends paid to individual holders of New Barrick Shares

An individual holder of New Barrick Shares who receives a dividend from Barrick shall not pay any UK income tax to the extent that the dividend, when aggregated with any other dividends received from any source in the same tax year, does not exceed the current dividend allowance of £ 2,000. For UK tax purposes, the gross amount of any dividend must generally be brought into account, before deduction of Canadian withholding taxes.

To the extent that the dividend is not covered by the dividend allowance (taking account of any other dividends received by the individual shareholder in the same tax year, excluding any dividends paid within an Individual Savings Account and certain pension arrangements), it would be subject to UK income tax at 7.5 per cent. (to the extent within the basic rate band), 32.5 per cent. (to the extent within the higher rate band) and/or 38.1 per cent. (to the extent within the additional rate band), in each case when treated as the top slice of that shareholder’s income for the relevant tax year. Where an individual has both savings and dividend income, the dividend income is treated as the top slice. Dividends falling within the £ 2,000 dividend allowance will still count towards the basic or higher rate bands for this purpose and may, therefore, affect the rate of tax payable on dividends received in excess of the dividend allowance.

Direct taxation of dividends paid to corporate holders of New Barrick Shares

It is likely that most dividends paid on the New Barrick Shares to UK resident corporate shareholders would fall within one or more of the classes of dividend qualifying for exemption from corporation tax. However, it should be noted that the exemptions are not comprehensive and their applicability will depend on a shareholder’s own circumstances and they are also subject to anti-avoidance rules. If a dividend paid to a UK resident corporate shareholder does not fall within one of the exempt classes, the shareholder will be subject to corporation tax on the gross amount of the dividend at a rate of 19%, which is due to fall to 17% from 1 April 2020.

Shareholders within the charge to UK corporation tax should consult their own professional advisers in respect of their position.

Credit for Canadian withholding tax on dividends

Subject to certain limitations, credit for Canadian withholding tax on dividends paid on the New Barrick Shares should generally be available under UK tax law against income or corporation tax (if any) to which the holder of the New Barrick Shares is liable in respect of such dividend. To the extent that the withholding tax (after any treaty relief) exceeds the UK tax the excess will be an absolute cost.

See the “Taxation and Dividends” section of the Canadian tax section at Part 6, paragraph 4 below for a description of the Canadian withholding tax and potential relief under the Canada- United Kingdom Tax Convention.

Future disposal of New Barrick Shares

A disposal of New Barrick Shares by a holder who is resident in the UK for tax purposes may depending upon the holder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains. The first £ 11,700 of an individual’s net chargeable gains are exempt for the current tax year (2018/19). The balance is taxed at 10% for gains that fall within the individual’s otherwise unused basic rate income tax band (£ 34,500 for 2018/19) and 20% thereafter, with no taper relief or indexation allowance.

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A UK resident corporate will, subject to the availability of any exemptions, reliefs and/or allowable losses, generally be subject to UK corporation tax on chargeable gains at the standard rate of UK corporation tax (currently 19%, which is due to fall to 17% from 1 April 2020).

UK stamp duty and SDRT

No UK stamp duty or SDRT should arise in respect of any dealings in the New Barrick Shares (including Barrick CDIs), provided that there is no register in the UK in respect of the New Barrick Shares and that the New Barrick Shares are not paired with any shares issued by any company incorporated in the UK.

3	United States taxation

The following is a summary of certain anticipated material US federal income tax considerations relevant to US Holders (as defined below) of the exchange of Scheme Shares for New Barrick Shares in the Merger and to the receipt and ownership of New Barrick Shares received in the Merger. This summary addresses only US Holders that (i) hold their Scheme Shares or Randgold ADSs and, after the Merger, their New Barrick Shares as capital assets and (ii) use the US dollar as their functional currency. This summary does not address the tax consequences of transactions effectuated prior or subsequent to, or concurrently or in connection with, the Merger.

This summary does not purport to be a complete analysis or listing of all potential US federal income tax considerations that may be relevant to a particular US Holder, including specific tax consequences to a US Holder under an applicable tax treaty. It does not consider the circumstances of holders subject to special tax regimes, such as banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers, traders in securities that elect mark to market treatment, insurance companies, tax exempt entities, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, US expatriates or former long-term residents of the United States, US Holders that acquired Scheme Shares or Randgold ADSs through the exercise of employee stock options or otherwise as compensation for services, partnerships or other pass-through entities for US federal income tax purposes and holders of interests therein or persons holding Scheme Shares, Randgold ADSs or, after the Merger, New Barrick Shares as part of a hedge, straddle, conversion, constructive sale or other integrated financial transaction. It does not address US Holders resident outside of the United States or US Holders holding Scheme Shares, Randgold ADSs or New Barrick Shares through a permanent establishment or fixed base outside the United States, nor does it address US Holders whose Scheme Shares or Randgold ADSs (or after the Merger, New Barrick Shares) constitute “taxable Canadian property” (as defined in the Income Tax Act (Canada)) at the time of exchange or that are otherwise subject to Canadian tax with respect to such stock. This summary does not consider consequences for persons who own (or are deemed to own) 10 per cent. or more (by vote or value) of the Randgold Shares or that will own (or be deemed to own) 5 per cent. or more (by vote or value) of the Barrick Shares. Further, this discussion does not address non-US or US state, local or other tax considerations (such as the estate, gift, alternative minimum or net investment income tax). US Holders that are subject to special provisions, including US Holders described above, should consult their tax advisors regarding the tax consequences of the Merger and the ownership and disposition of New Barrick Shares. The summary is for general information only; it is not a substitute for tax advice.

The following summary is based on the US Internal Revenue Code of 1986, as amended (US Tax Code), US Treasury Regulations promulgated thereunder, published rulings of the IRS and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Except as explicitly set forth herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation or regulations.

This discussion is not binding on the IRS. No legal opinion from US legal counsel or ruling has been or will be sought or obtained from the IRS with respect to any of the US federal income tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a US court will not sustain such challenge.

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THIS SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, LEGAL OR US FEDERAL INCOME TAX ADVICE WITH RESPECT TO ANY US HOLDER. THE STATEMENTS ABOUT US FEDERAL INCOME TAX MATTERS IN THIS DOCUMENT ARE MADE WITH RESPECT TO THE SCHEME. A US HOLDER CANNOT RELY ON THEM TO AVOID US TAX PENALTIES. EACH SHAREHOLDER SHOULD SEEK ADVICE FROM ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF THE MERGER AND THE OWNERSHIP OF NEW BARRICK SHARES UNDER THE LAWS OF THE UNITED STATES, CANADA, THE UNITED KINGDOM AND ANY OTHER JURISDICTION WHERE THE US HOLDER MAY BE SUBJECT TO TAXATION.

As used here, US Holder means a beneficial owner of Scheme Shares or Randgold ADSs that for US federal income tax purposes is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation) organised in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust, if (a) a US court is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of its substantial decisions or (b) a valid election is in effect under applicable US Treasury Regulations to treat it as a US person or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

In general, Randgold ADS Holders should be treated for US federal income tax purposes as the owner of the Scheme Shares represented by those Randgold ADSs. Accordingly, US Holders who own Randgold ADSs generally receive the same US federal income tax treatment as if they owned Scheme Shares directly.

The US federal income tax consequences to a partner in a partnership, including any entity or arrangement treated as a partnership for US federal income tax purposes generally will depend on the status of the partner and the activities of the partnership. US Holders that are partnerships or partners in partnerships are urged to consult their own tax advisers about the tax consequences to them of the Merger and the ownership of New Barrick Shares.

Share Exchange

Randgold and Barrick intend to treat the Merger as a tax free reorganisation under section 368(a) of the US Tax Code for US federal income tax purposes. Neither Randgold nor Barrick can offer any assurance that the intended treatment will be sustained because neither has sought a ruling from the IRS or conditioned the Merger on receipt of an opinion from US tax counsel regarding the proper US federal income tax treatment of the Merger.

Assuming the Merger is a tax free reorganisation, and subject to the PFIC discussion below, a US Holder will recognise no gain or loss on the exchange of Scheme Shares for New Barrick Shares, except for cash received in lieu of fractional New Barrick Shares. See “Dispositions” below for a description of the consequences to a US Holder of the receipt of cash in lieu of fractional shares.

A US Holder’s basis in New Barrick Shares will equal its aggregate tax basis in the Scheme Shares or Randgold ADSs exchanged therefore, and its holding period in the New Barrick Shares will include the period it held the Scheme Shares or Randgold ADSs. If a US Holder acquired different blocks of Scheme Shares or Randgold ADSs at different times or at different prices, the holder’s tax basis and holding period in the New Barrick Shares received will be determined separately for each block of Scheme Shares or Randgold ADSs. US Holders that hold Scheme Shares or Randgold ADSs with differing bases or holding periods are urged to consult their tax advisors as to the determination of the bases and holding periods of the New Barrick Shares received in the Merger.

A US Holder may be required to attach to its US federal income tax return for the year in which it receives New Barrick Shares a statement regarding application of the tax free reorganisation requirements (including information about the Scheme Shares or Randgold ADSs it exchanged and the New Barrick Shares it received) and to maintain records regarding the Merger.

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Subject to the PFIC discussion below, if the Merger were not a tax free reorganisation, a US Holder receiving New Barrick Shares in exchange for Scheme Shares (including the exchange of Scheme Shares underlying Randgold ADSs for New Barrick Shares) would recognise capital gain or loss equal to the difference between (i) the sum of the fair market value of the New Barrick Shares as of the Effective Date received and the amount of cash received in lieu of any fractional entitlement to a New Barrick Share and (ii) its adjusted tax basis in the Scheme Shares or Randgold ADSs exchanged therefore. In general, any gain or loss would be treated as arising from US sources and would be long-term gain or loss if the US Holder held the Scheme Shares for more than one year. The deductibility of capital losses is subject to limitations. The US Holder would have a tax basis in the New Barrick Shares received equal to their fair market value as of the Effective Date and a holding period beginning on the following day.

Dividends

The gross amount of distributions paid on New Barrick Shares (including the amount of any Canadian withholding tax) will generally be taxable to a US Holder as ordinary dividend income to the extent paid out of Barrick’s current or accumulated earnings and profits, as determined under US federal income tax principles. Any such dividend income generally will be treated as income from foreign sources. Dividends will not be eligible for the dividends received deduction generally available to corporations.

Subject to the PFIC discussion below, distributions in excess of Barrick’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing a US Holder’s tax basis in its New Barrick Shares. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the US Holder held the New Barrick Shares for more than one year. See “Dispositions.” Each US Holder should assume that Barrick will not maintain calculations of earnings and profits in accordance with US federal income tax principles, and therefore that any distribution with respect to the New Barrick Shares will constitute dividend income.

Certain non-corporate US Holders, including individuals, are subject to reduced rates of US federal income taxation on “qualified dividend income” of certain foreign corporations, provided certain requirements are satisfied. Qualified dividend income includes dividends paid on stock of a foreign corporation that is readily tradable on an established securities market in the United States. The New Barrick Shares will be admitted to trading on the NYSE prior to the Merger. Therefore, dividends paid to a non-corporate US Holder with respect to New Barrick Shares should be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided that such non-corporate US Holder meets certain holding period requirements and Barrick is not a PFIC (as discussed below) in the taxable year of the distribution or the preceding tax year. However, non-corporate US Holders that elect to treat qualified dividend income as “investment income” pursuant to Section 163(d)(4) of the US Tax Code will not be eligible for reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. The dividend rules are complex, and US Holders should consult their own tax advisors regarding the application of such rules.

Subject to generally applicable limitations, a US Holder of New Barrick Shares may claim a foreign tax credit with respect to any Canadian tax withheld. A US Holder may claim a deduction or a foreign tax credit (subject to other applicable limitations) only for tax withheld at the appropriate rate. The rules governing the foreign tax credit are complex and their application depends on each taxpayer’s particular circumstances. Accordingly, US Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in a currency other than US dollars (including amounts withheld to pay Canadian withholding taxes) will be includable in income in a US dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into US dollars at that time. A US Holder’s tax basis in the non-US currency will equal the US dollar amount included in income. Any gain or loss on a subsequent conversion of the non-US currency into US dollars for a different amount generally will be US source ordinary income or loss.

Dispositions

Subject to the PFIC discussion below, the sale or other taxable disposition of New Barrick Shares will generally result in the recognition of capital gain or loss in an amount equal to the difference between the US Holder’s adjusted tax basis in the shares and the US dollar value of the amount realised.

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Generally, any gain or loss will be long term gain or loss if the US Holder’s holding period for the New Barrick Shares exceeds one year. The deductibility of capital losses is subject to limitations. Capital gain or loss recognised by a US Holder on the disposition of a share generally will be treated as US source income or loss for US foreign tax credit purposes.

If a US Holder receives cash in lieu of a fractional share as part of the Merger, the US Holder will be treated as though it first received a distribution of the fractional share in the Merger and then sold it for the amount of cash actually received. The US Holder will generally recognise capital gain or loss measured by the difference between the cash received for such fractional share and the US Holder’s adjusted tax basis in the fractional share.

A US Holder that receives a currency other than US dollars in exchange for its shares will realise an amount equal to the US dollar value of the currency received at the spot rate on the date of disposition (or, if the shares are traded on an established securities market and a US Holder is a cash basis or electing accrual basis taxpayer, at the spot rate on the settlement date). A US Holder will have a tax basis in the currency received equal to the US dollar value of the currency on the settlement date. Any currency gain or loss realised on the settlement date or on a subsequent conversion or other disposition of the currency for a different US dollar amount generally will be US source ordinary income or loss.

Passive foreign investment company

Randgold believes that it is not and has not been a PFIC for US federal income tax purposes. Randgold understands that Barrick believes that it is not and is not likely to become a PFIC as a result of the Merger. Except as otherwise indicated, this summary assumes that neither Randgold nor Barrick is or will become a PFIC. Because a company’s status as a PFIC must be redetermined each year based on its income and assets (including goodwill) for the year, neither Randgold nor Barrick can assure US Holders that it has not been a PFIC and will not be a PFIC in the current or subsequent years. As discussed below, if either company were determined to be a PFIC, US Holders could suffer material adverse tax consequences.

A non-US corporation would be a PFIC in any tax year when, taking into account the income and assets of certain subsidiaries, either (1) passive income represents 75 per cent. or more of its gross income or (2) assets held for the production of passive income represent 50 per cent. or more of the average quarterly value of its assets. Passive income generally includes gains from commodities transactions. Commodities are Randgold’s and Barrick’s principal products, but passive income does not include gains from the sale of commodities if substantially all of a company’s commodities are inventory, depreciable property used in its business or supplies used or consumed in the ordinary course of business. Randgold believes, and it understands that Barrick believes, its and Barrick’s commodities gains qualify for these active business exceptions. Neither Randgold nor Barrick can assure US Holders that its commodities gains will qualify for the exceptions in the current or subsequent years.

If the Merger qualifies under section 368(a) of the US Tax Code as a reorganisation and Randgold has been a PFIC at any time during the holding period of a US Holder but Barrick is not a PFIC in the taxable year of the Merger, such a US Holder may recognise gain (but not loss) upon the exchange of its Scheme Shares for New Barrick Shares pursuant to the Merger. The gain recognised will be equal to the difference between the fair market value of New Barrick Shares received and the US Holder’s adjusted tax basis in the Scheme Shares exchanged and will be taxed in the manner described below. If the Merger does not qualify as a reorganisation under section 368(a) of the US Tax Code and Randgold has been a PFIC at any time during the holding period of a US Holder, such US Holder will be taxed in the manner described below on any gain recognised.

If Barrick is a PFIC in any tax year when a US Holder owns New Barrick Shares, the US Holder will be subject to additional taxes on any excess distributions received from the company and on any gain from the sale or other disposition of the company’s shares whether or not the company continued to be a PFIC. A holder has an excess distribution to the extent that distributions on shares during a tax year exceed 125 per cent. of the average distributions during the three preceding years or (if shorter) the holder’s holding period.

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To compute the tax on excess distributions or any gain, (i) the excess distribution or the gain is allocated rateably over the holder’s holding period, (ii) the amount allocated to the current year and any year before the company became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. If a company were a PFIC, a US Holder generally would be subject to similar rules with respect to distributions by, and dispositions of the shares of, any direct or indirect subsidiaries of the company that were also PFICs.

A US Holder may avoid some of the tax consequences described above by electing to mark the PFIC shares that it holds to market annually if such PFIC shares are “regularly traded” on a “qualified exchange” within the meaning of applicable US Treasury Regulations. Any gain from marking the shares to market or from disposing of them will be ordinary income. A US Holder may recognise loss from marking the shares to market, but only to the extent of unreversed gains from marking them to market. Loss from marking shares to market will be ordinary, and loss on disposing of them will be ordinary loss except to the extent of unreversed gains.

Rules different from those described above may apply if a US Holder elects to treat a PFIC as a so-called “qualified electing fund” (QEF). However, a US Holder will not be able to elect to treat either Randgold or Barrick as a QEF because neither company has or intends to prepare the information needed to make a QEF election.

If a US Holder owns New Barrick Shares in any year in which Barrick is a PFIC, the US Holder will be required to file IRS Form 8621 (or applicable successor form) with the US Holder’s US federal income tax return.

US Holders should consult their own tax advisers about the potential application of the PFIC provisions summarised here.

Reporting and withholding

Payments of any cash in lieu of a fractional New Barrick Share are subject to information reporting unless the US Holder is an exempt recipient and may, under certain circumstances, be subject to backup withholding, unless such stockholder provides its taxpayer identification number and otherwise complies with the backup withholding rules. Dividends on and proceeds from the disposition of New Barrick Shares may be reported to the IRS unless the US Holder is a corporation or otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the US Holder fails to provide an accurate taxpayer identification number or to meet other conditions. The amount of any backup withholding tax may be credited against, or refunded to the extent it exceeds, the US Holder’s US federal income tax liability, provided the US Holder furnishes required information to the IRS in a timely manner.

A US Holder may be required specifically to report to the IRS the receipt of New Barrick Shares in the Merger. A US Holder may also be required to report to the IRS information about its investment in the New Barrick Shares not held through an account with a financial institution. Holders who fail to report required information could become subject to substantial penalties. A US Holder may also be required specifically to report a sale or other taxable disposition of the New Barrick Shares to the IRS if it recognises a foreign currency or other loss from a single transaction that exceeds, in the case of an individual or trust, US$50,000 in a single taxable year or, in other cases, various higher thresholds. US Holders should consult their tax advisers about these possible reporting requirements.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL OF THE US FEDERAL INCOME TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR US HOLDER. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISER.

4	Canadian taxation

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the Tax Act) and the regulations thereunder (the Tax Act Regulations) generally applicable to a Randgold Shareholder who transfers Scheme Shares to Barrick pursuant to the Scheme and who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with Randgold and Barrick, is not affiliated with Randgold or Barrick, and holds Scheme Shares and New Barrick Shares as capital property (each, a Holder), all within the meaning of the Tax Act. Scheme Shares and New Barrick Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses those shares or is deemed to hold or use those shares in the course of carrying on a business of trading or dealing in securities or has acquired them or deemed to have acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

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This summary only applies with respect to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Scheme Shares or New Barrick Shares in a business carried on in Canada (each, a Non-Resident Holder). A Randgold Shareholder who is resident in Canada for purposes of the Tax Act should consult its own tax advisors with respect to the tax consequences of the Scheme and of holding New Barrick Shares.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorised foreign bank (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

This summary is based upon the current provisions of the Tax Act and the Tax Act Regulations in force as of the date hereof, and specific proposals to amend the Tax Act and the Tax Act Regulations (the Tax Proposals) which have been announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the CRA). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable in respect of the Scheme. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances. Specifically, the summary does not deal with the Canadian federal income tax considerations of holders who, for the purpose of the Tax Act, are resident or deemed to be resident in Canada.

Amounts determined in Canadian dollars

For purposes of the Tax Act, all amounts must be expressed in Canadian dollars, including cost, adjusted cost base, proceeds of disposition and dividends, and amounts denominated in another currency must be converted to Canadian dollars using the single daily exchange rate published by the Bank of Canada on the particular date the particular amount arose or such other rate of exchange as may be accepted by the CRA. Holders may therefore realise additional income or gain by virtue of changes in foreign exchange rates, and are advised to consult with their own tax advisors in this regard. Currency tax issues are not discussed further in this summary.

Disposition of Scheme Shares or New Barrick Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realised by such Non-Resident Holder on a disposition of Scheme Shares pursuant to the Scheme or a subsequent disposition of New Barrick Shares acquired pursuant to the Scheme unless the Scheme Shares or New Barrick Shares, as the case may be, constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.

Generally, as long as the Scheme Shares or New Barrick Shares are listed on a designated stock exchange (which currently includes the TSX, the LSE and the NASDAQ) at the time of the disposition, the Scheme Shares or New Barrick Shares, as the case may be, will not then constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition of such shares the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons which do not deal at arm’s length with the Non-Resident Holder, or any combination of them, owned 25 per cent. or more of the issued shares of any class or series of shares of the capital stock of Randgold or Barrick, as the case may be, and (b) more than 50 per cent. of the fair market value of the Scheme Shares or New Barrick Shares, as the case may be, was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists).

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Non-Resident Holders whose Scheme Shares or New Barrick Shares are taxable Canadian property should consult their own advisors.

Taxation of dividends

Subject to an applicable international tax treaty or convention, a dividend paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the New Barrick Shares will generally be subject to Canadian withholding tax under the Tax Act at a rate of 25 per cent of the gross amount of the dividend.

Such rate will generally be reduced under the Canada-United Kingdom Tax Convention to 15 per cent if the beneficial owner of such dividend is a resident of the United Kingdom for purposes of that Convention. The rate of withholding tax will be further reduced to 5 per cent if the beneficial owner of such dividend is a resident of the United Kingdom that is a company which controls, directly or indirectly, at least 10 per cent of the voting power in Barrick at the time of such dividend.

The rate will generally be reduced under the Canada-United States Tax Convention to 5 per cent if the beneficial owner of such dividend is a resident of the United States that is a company which controls, directly or indirectly, at least 10 per cent of the voting power in Barrick at the time of such dividend. In all other cases, the rate will be reduced to 15 per cent.

A different result to the above could apply to US Holders should the limitation of benefits clause in the Canada-United States Tax Convention apply. US Holders are advised to consult their own advisors in this regard.

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PART 7

 FINANCIAL INFORMATION

1	Financial information relating to Randgold

The following sets out financial information in respect of Randgold as required by Rule 24.3 of the Code. The documents referred to below, the contents of which have previously been announced through a Regulatory Information Service, are incorporated by reference into this document pursuant to Rule 24.15 of the Code.

Financial Information	Hyperlinks	Page numbers

Randgold 2017 Accounts	http://reports.randgoldresources.com/sites/default/files/2018-04/ RRL_Full_annual_report_2017_LowRes_incl_Financial_Statements_2.pdf	F-1 to F-43 (inclusive)

Randgold 2016 Accounts	http://randgoldreports.devcloud.acquia-sites.com/sites/ reports.randgoldresources.com/files/ RRL%20Annual%20report%20and%20full%20financial%202016.pdf	F-1 to F-41 (inclusive)

Randgold Q1 Report	http://www.randgoldresources.com/sites/randgoldresources/files/ RRL%20Q1%20Report%202018-Final%2010%20May%20lowres_.pdf	1 to 28 (inclusive)

Randgold Q2 Report	http://www.randgoldresources.com/sites/randgoldresources/files/ RRL%20Q2%20Report%202018-LowRes.pdf	1 to 20 (inclusive)

2	Ratings information relating to Randgold

Randgold is currently not rated by any credit rating agency.

3	Financial information relating to Barrick

The following sets out financial information in respect of Barrick as required by Rule 24.3 of the Code. The documents referred to below, the contents of which have previously been announced through a Regulatory Information Service, are incorporated by reference into this document pursuant to Rule 24.15 of the Code.

Financial Information	Hyperlinks	Page numbers

Barrick 2017 Annual Financial Statements	https://barrick.q4cdn.com/788666289/files/doc_financials/annual/2017/ Barrick-Annual-Report-2017.pdf	100 to 177 (inclusive)

Barrick 2016 Annual Financial Statements	https://barrick.q4cdn.com/788666289/files/doc_financials/annual/2016/ Barrick-Annual-Report-2016.pdf	96 to 169 (inclusive)

Barrick Q1 Financial Statements	https://barrick.q4cdn.com/788666289/files/quarterly-report/2018/ barrick-2018-Q1-Report.pdf	1 to 73 (inclusive)

Barrick Q2 Financial Statements	https://barrick.q4cdn.com/788666289/files/quarterly-report/2018/ barrick-2018-Q2-Report.pdf	1 to 83 (inclusive)

4	Ratings information related to Barrick

The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated as at the Latest Practicable Date:

Rating Agency
	Moody’s Investors	Standard & Poor’s
	Service	Ratings Service	DBRS
Senior Unsecured Debt	Baa2	BBB	BBB (low)

5	No significant change

Save to the extent disclosed in this document, there has been no significant change in the financial or trading position of Randgold since 30 June 2018, being the date to which the latest interim financial information was prepared.

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Save to the extent disclosed in this document, there has been no significant change in the financial or trading position of Barrick since 30 June 2018, being the date to which the latest interim financial information was prepared.

6	No incorporation of website information

Save as expressly referred to herein, neither the content of Randgold’s or Barrick’s websites, nor the content of any website accessible from hyperlinks on Randgold’s or Barrick’s websites, is incorporated into, or forms part of, this document.

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PART 8

UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE NEW BARRICK GROUP

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2017

(in millions of United States dollars, except per share data) (Unaudited)

			Pro Forma		Pro Forma
	Barrick	Randgold	Adjustments		Consolidated
Revenue	$8,374	$1,280			$9,654
Costs and expenses
Cost of sales	5,300	774	163	A	6,237
General and administrative expenses	248	20			268
Exploration, evaluation and project expenses	354	28			382
Impairment reversals	(212)	—			(212)
Loss on currency translation	72	—			72
Closed mine rehabilitation	55	—			55
Income from equity investees	(76)	(12)	18	B	(70)
Gain on non-hedge derivatives	(6)	—			(6)
Other expense (income)	(799)	(8)			(807)
Income before finance items and income taxes	$3,438	$478			$3,735
Finance costs, net	(691)	3			(688)
Income before income taxes	$2,747	$481			$3,047
Income tax expense	(1,231)	(146)	48	C	(1,329)
Net income	$1,516	$335	$(133)		$1,718
Attributable to:
Equity holders of Barrick Gold Corporation	$1,438	$278	$(112)		$1,604
Non-controlling interests	$78	$57	$(21)	D	$114

Earnings per share data attributable to the equity holders of Barrick Gold Corporation
Net income
Basic	$1.23	$2.96		E	$0.91
Diluted	$1.23	$2.92		E	$0.91

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Pro Forma Consolidated Balance Sheet

As at June 30, 2018

(in millions of United States dollars) (Unaudited)

			Pro Forma		Pro Forma
	Barrick	Randgold	Adjustments		Consolidated
ASSETS
Current assets
Cash and equivalents	$2,085	$604	(306)	F	$2,383
Accounts receivable	194	209			403
Inventories	1,940	136			2,076
Other current assets	356	—			356
Total current assets	$4,575	$948			$5,217

Non-current assets
Equity in investees	1,214	1,481	388	G	3,083
Property, plant and equipment	13,727	1,562	1,889	G	17,178
Goodwill	1,330	—	1,146	G	2,476
Intangible assets	230	—			230
Deferred income tax assets	1,072	—			1,072
Non-current portion of inventory	1,781	152			1,933
Other assets	1,193	53			1,246
Total non-current assets	$20,547	$3,248			$27,218
Total assets	$25,122	$4,196			$32,435

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$944	$128			$1,072
Debt	680	—			680
Current income tax liabilities	270	13			283
Other current liabilities	266	—			266
Total current liabilities	$2,160	$140			$2,300

Non-current liabilities
Debt	5,712	—			5,712
Provisions	3,108	56			3,164
Deferred income tax liabilities	1,341	58	673	H	2,072
Other liabilities	1,695	3			1,698
Total non-current liabilities	$11,856	$117			$12,646
Total liabilities	$14,016	$257			$14,946

Total equity attributable to Barrick Gold
Corporation shareholders	$9,356	$3,642	2,194	I	$15,192
Non-controlling interests	1,750	297	250	G	2,297
Total equity	$11,106	$3,939			$17,489

Total liabilities and equity	$25,122	$4,196			$32,435

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Pro Forma Consolidated Statement of Income

For the six months ended June 30, 2018

(in millions of United States dollars, except per share data) (Unaudited)

			Pro Forma		Pro Forma
	Barrick	Randgold	Adjustments		Consolidated
Revenue	$3,502	$557			$4,059
Costs and expenses (income)
Cost of sales	2,328	402	65	J	2,795
General and administrative expenses	141	14			155
Exploration, evaluation and project expenses	170	17			187
Impairment (reversals) charges	61	—			61
Loss on currency translation	90	—			90
Closed mine rehabilitation	—	—			—
Income from equity investees	(26)	(35)	11	K	(50)
(Gain) loss on non-hedge derivatives	(3)	—			(3)
Other expense (income)	39	(0)			39
Income before finance costs and income taxes	$702	$159			$785
Finance costs, net	(269)	3			(266)
Income before income taxes	$433	$162			$519
Income tax expense	(317)	(37)	19	L	(335)
Net (loss) income	$116	$125	$(57)		$184
Attributable to:
Equity holders of Barrick Gold Corporation	$64	$110	$(49)		125
Non-controlling interests	$52	$15	$(8)	M	59

Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation
Net (loss) income
Basic	$0.05	$1.16		N	$0.07
Diluted	$0.05	$1.14		N	$0.07

Notes to Unaudited Pro Forma Consolidated Financial Statements

1	Note 1—Basis of presentation

The unaudited pro forma consolidated statement of income for the year ended December 31, 2017 and for the six months ended June 30, 2018 (hereinafter, the pro forma statements of income) and the unaudited pro forma consolidated balance sheet as at June 30, 2018 (hereinafter, the pro forma balance sheet and, together with the pro forma statements of income, the pro forma financial statements), gives effect to the proposed acquisition by Barrick of Randgold as if the acquisition took place on January 1, 2017 for the unaudited pro forma statements of income and June 30, 2018 for the pro forma balance sheet. The pro forma financial statements have been prepared by Barrick management in accordance with the recognition and measurement principles of IFRS as issued by the International Accounting Standards Board (IASB) and incorporate the significant accounting policies expected to be used to prepare consolidated financial statements after the acquisition described in Note 2. The pro forma financial statements for the year ended December 31, 2017 and as at and for the six months ended June 30, 2018 have been derived using the following information:

(a)	the audited consolidated financial statements of Barrick for the year ended December 31, 2017;

(b)	the audited consolidated financial statements of Randgold for the year ended December 31, 2017;

(c)	the unaudited interim consolidated financial statements of Barrick as at and for the six months ended June 30, 2018;

(d)	the unaudited interim consolidated financial statements of Randgold as at and for the six months ended June 30, 2018; and

(e)	such other supplementary information as was considered necessary to reflect the acquisition in the pro forma financial statements.

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Certain items on Randgold’s consolidated financial statements have been reclassified to conform to Barrick’s presentation. These are summarised below:

Pro forma presentation	Randgold financial statement presentation
Cost of sales	Sum of “Mining and processing costs” and “royalties”
General and administrative expense	Subset of “Exploration and corporate expenditure”
Exploration, evaluation and project expenses	Subset of “Exploration and corporate expenditure”
Other expense (income)	Sum of “Other income”and “Other expense”
Other assets	“Trade and other receivables” (non-current)
Provisions	“Provision for rehabilitation”
Other liabilities	“Loans from minority shareholders”

The pro forma financial statements have been prepared for illustrative purposes only to show the effect of the acquisition (as described further in Note 2). The pro forma statements of income reflect that Barrick has acquired all of the Randgold Shares.

The pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded subsequent to the transaction will likely differ from those recorded in the pro forma financial statements. Any potential synergies that may be realized and integration costs that may be incurred as a result of the proposed acquisition have been excluded from the pro forma statement of income.

The accounting policies used in the construction of the pro forma financial statements for the year ended December 31, 2017 and as at and for the six months ended June 30, 2018 are those set out in Barrick’s consolidated financial statements for the year ended December 31, 2017 and as at and for the six months ended June 30, 2018. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken to identify Randgold accounting policy differences that could have a material impact in the pro forma financial statements. No such material differences were identified.

The pro forma financial statements should be read in conjunction with the historical consolidated financial statements of both Barrick and Randgold for the year ended December 31, 2017 and as at and for the six months ended June 30, 2018. Certain of Randgold’s assets, liabilities, income and expenses have been reclassified to conform to Barrick’s consolidated financial statement presentation.

2	Note 2—The Acquisition

As Barrick proposes to acquire all of the issued and outstanding Randgold Shares in exchange for 587 million New Barrick Shares, representing a share exchange ratio of 6.1280 Barrick Shares for each Randgold Share. For the purposes of these pro forma financial statements, all unvested Randgold share-based arrangements are assumed to vest prior to closing and therefore have been included in the transaction. Following completion of the acquisition, Barrick Shareholders will own approximately 66.6 per cent. and Randgold Shareholders will own 33.4 per cent. of the combined company on a fully-diluted basis.

The acquisition by Barrick of Randgold will be accounted for under IFRS using the acquisition method of accounting. The pro forma adjustments reflect Barrick’s acquisition of 100% of Randgold’s net reported assets at their estimated fair values at January 1, 2017 for the pro forma statement of income, and the subsequent accounting for Randgold as a wholly owned subsidiary.

The purchase price of the acquisition is as follows:

Number of New Barrick Shares issued to Randgold Shareholders		586,609,277
Closing price of Barrick’s Shares on September 21, 2018	US$	10.47
Purchase price (millions)	US$	6,142

Barrick has performed a preliminary allocation of the purchase price to the assets and liabilities acquired. There will be adjustments to the purchase price as the Barrick Share price is updated upon closing and the estimated fair values as the valuation work is finalised and the purchase price allocation is finalised. No provision has been made for the risks noted in the risks titled “Barrick and Randgold may be targets of legal claims, security class action, derivative lawsuits and other claims” and “New legislation and tax risks in certain Randgold operating jurisdictions” in Part 4 (Risk factors) of this document.

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3	Note 3—Pro forma assumptions and adjustments

The pro forma statements of income for the year ended December 31, 2017 and for the six months ended June 30, 2018 give effect to the business combination of Barrick and Randgold as if such combination occurred on January 1, 2017. The pro forma statement of income is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations would have been had the business combination with Randgold occurred on January 1, 2017, nor is it necessarily indicative of future consolidated operating results.

The pro forma balance sheet as at June 30, 2018 gives effect to the business combination of Barrick and Randgold as if such combination occurred on June 30, 2018. The pro forma balance sheet is provided for illustrative purposes only and is not necessarily indicative of the consolidated financial position of the combined companies.

The pro forma financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, or (iii) benefits expected to be derived from the combined company’s growth projects.

The pro forma statement of income for the year ended December 31, 2017 includes the following pro forma assumptions and adjustments:

(a)	An increase in cost of sales of US$ 163 million to reflect the amortization of the of the fair value increments related to assets subject to depreciation identified in the preliminary purchase price allocation.

(b)	A decrease in income from equity investees of US$ 18 million to reflect the amortization of the of the fair value increments related to equity method investments identified in the preliminary purchase price allocation.

(c)	A decrease in income tax expense of US$ 48 million to reflect the tax effect of the pro forma adjustments.

(d)	A net decrease of US$ 21 million in net income attributable to non-controlling interest holders as a result of the increase in cost of sales and partially offsetting decrease in income tax expense.

(e)	Pro forma earnings per share calculation:

(US$ millions)
Net income attributable to Barrick Shareholders	$1,438
Net income attributable to Randgold Shareholders	278
Pro forma adjustments	(112)
Pro forma consolidated net income	$1,604

(millions)
Pro forma weighted average shares outstanding
Weighted average outstanding Barrick Shares	1,166
Barrick shares issued to Randgold Shareholders	587
Basic	1,753
Diluted	1,753
Pro forma earnings per share attributable to Barrick Shareholders
Basic	$0.91
Diluted	$0.91

The pro forma financial statements as at and for the six months ended June 30, 2018 include the following pro forma assumptions and adjustments:

(f)	A decrease in cash and cash equivalents of US$ 306 million reflecting:

(i)	US$ 189 million related to the Randgold Permitted Dividend of US$ 2.00 per share payable to existing Randgold Shareholders on or around the Effective Date;

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(ii)	US$ 117 million which reflects the estimated transaction costs associated with the acquisition, estimated change of control payments that will be paid to certain Randgold employees and also certain estimated property transfer taxes resulting from the transaction. As these costs are not expected to have a continuing impact on the combined company’s results, the amount was recorded as a decrease to retained earnings; and

(iii)	no adjustment has been made to reflect the Barrick Permitted Dividend or the cash payments for fractional entitlements.

(g)	An increase in equity method investments of US$ 388 million and an increase in property, plant and equipment of US$ 1,889 million, goodwill of US$ 1,146 million and non-controlling interest of US$ 250 million to reflect the fair value increments identified in the preliminary purchase price allocation.

(h)	An adjustment to reflect a deferred tax liability of US$ 673 million as a result of the fair value increase to the acquired assets and liabilities.

(i)	An adjustment to reflect the elimination of Randgold’s historical shareholders’ equity accounts and the issuance of New Barrick Shares and the Randgold Permitted Dividend and costs referred to in note (a) above.

(j)	An increase in cost of sales of US$ 65 million to reflect the amortization of the fair value increments related to assets subject to depreciation identified in the preliminary purchase price allocation.

(k)	A decrease in income from equity investees of US$ 11 million to reflect the amortization of the fair value increments related to equity method investments identified in the preliminary purchase price allocation.

(l)	A decrease in income tax expense of US$ 19 million to reflect the tax effect of the pro forma adjustments.

(m)	A net decrease of US$ 8 million in net income attributable to non-controlling interest holders as a result of the increase in cost of sales and partially offsetting decrease in income tax expense.

(n)	Pro forma earnings per share calculation:

(US$ millions)
Net income attributable to Barrick Shareholders	$64
Net income attributable to Randgold Shareholders	110
Pro forma adjustments	(49)
Pro forma consolidated net income	$125

(millions)
Pro forma weighted average shares outstanding
Weighted average outstanding Barrick Shares	1,167
Barrick shares issued to Randgold Shareholders	587
Basic	1,754
Diluted	1,754
Pro forma earnings per share attributable to Barrick Shareholders
Basic	$0.07
Diluted	$0.07

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PART 9

COMPARISON OF RIGHTS OF RANDGOLD SHAREHOLDERS AND BARRICK SHAREHOLDERS

If the merger is completed, Randgold Shareholders will become shareholders of Barrick. Randgold is incorporated in Jersey and the rights of Randgold Shareholders are currently governed by the Jersey Companies Law as well as the Randgold Articles. The rights of Barrick Shareholders are currently governed by the OBCA as well as the articles of amalgamation and by-laws of Barrick and applicable securities laws.

A resolution providing for the Continuance is being proposed to Barrick Shareholders at the Barrick Special Meeting. If the Continuance is approved at the Barrick Special Meeting, Barrick’s registered and records office will be relocated to Vancouver, Canada while its head office and certain key functions will continue to be located in Toronto, Canada. Following the Continuance, the rights of Barrick Shareholders will be governed by the BCBCA and the notice of articles and articles of Barrick.

This section describes the material differences between the rights of Randgold Shareholders under the corporate and listed company laws applicable to Randgold and the rights of Barrick Shareholders under the corporate and listed company laws applicable to Barrick. This section does not include a complete description of all differences between the rights of Randgold Shareholders and Barrick Shareholders, nor does it include a complete description of the specific rights of these persons.

The following summary chart is qualified in its entirety by reference to, and you are urged to read carefully, the relevant provisions of Jersey Companies Law, the Code, the Disclosure and Transparency Rules, the Listing Rules, the OBCA, the BCBCA, Canadian securities law, the rules of the TSX, as well as the Randgold Articles, Barrick’s articles and by-laws, and Barrick’s proposed notice of articles and articles. The Randgold Articles are available on www.randgoldresources.com. The current articles and the by-laws of Barrick are available on www.barrick.com, and the articles that Barrick proposes to adopt if the Continuance is approved at the Barrick Special Meeting are included as Schedule K to the Barrick Information Circular.

	Randgold under Jersey law	Barrick under Ontario law	Barrick under British Columbia law
Authorised and Outstanding Capital Stock

The authorised share capital of Randgold consists of US$8,000,000 divided into 160,000,000 ordinary shares of US$0.05 each.

Holders of Randgold’s ordinary shares are entitled to all of the respective rights and obligations provided to shareholders under the Jersey Companies Law and the Randgold Articles.

The number of authorised ordinary shares may be increased or reduced (but not below the number of issued ordinary shares) through an amendment of the Randgold Articles authorised by special resolution of Randgold Shareholders.

Under Randgold’s Articles, shareholder approval by ordinary resolution is required to allot shares and grant rights to subscribe for, or convert any security into shares. On passing of an ordinary resolution, the board shall be generally and unconditionally authorised to allot shares up to the nominal amount specified in the ordinary resolution. The authority shall expire on the day specified in the ordinary resolution (not being more than 5 years from the date it was passed).

Despite the foregoing, any issuance of shares may be subject to pre-emption rights which can be disapplied by special resolution.

The authorised share capital of Barrick consists of an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series.

Holders of Barrick’s common shares are entitled to all of the respective rights and obligations provided to shareholders under the OBCA and Barrick’s articles of amalgamation (referred to herein as its “articles”) and by-laws.

The number of authorised common shares, first preferred shares or second preferred shares may be increased or reduced (but not below the number of issued common shares, first preferred shares or second preferred shares, as applicable) through an amendment of Barrick’s articles authorised by special resolution of Barrick Shareholders.

Under the OBCA, the board of directors, without shareholder approval, may approve the issuance of authorised but unissued common shares, first preferred shares or second preferred shares. The board of directors may fix the designation, rights, privileges, restrictions and conditions attaching to each series of preferred shares of either authorised class of preferred shares.

The authorised share capital of Barrick will consist of an unlimited number of common shares.

Holders of Barrick’s common shares are entitled to all of the respective rights and obligations provided to shareholders under the BCBCA and Barrick’s notice of articles and articles.

The number of authorised common shares may be increased or reduced (but not below the number of issued common shares) through an alteration of Barrick’s notice of articles authorised by special resolution of Barrick Shareholders. A special resolution under Barrick’s proposed articles requires the resolution to be passed at a general meeting by two thirds of the votes cast by shareholders with the right to vote.

Under Barrick’s proposed articles, the board of directors, without shareholder approval, may approve the issuance of authorised but unissued common shares.

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	Randgold under Jersey law	Barrick under Ontario law	Barrick under British Columbia law
Pre-emptive Rights	The Randgold Articles provide for pre-emption rights that apply on an allotment of equity securities. However, such rights can be disapplied by a special resolution passed by shareholders at a shareholders’ meeting.	Barrick Shareholders do not have pre-emptive rights to acquire newly issued shares.	Barrick Shareholders do not have pre-emptive rights to acquire newly issued shares.

Distributions, Dividends, Repurchases and Redemptions

Distributions/Dividends

The Randgold Articles provide that, subject to the Jersey Companies Law, the Randgold Board may declare and authorise payment of dividends if it appears to them that they are justified by the level of distributable resources as determined in accordance with the Jersey Companies Law.

Furthermore, Randgold may by ordinary resolution declare dividends but no dividend shall exceed the amount recommended by the Randgold Board.

Under the Jersey Companies Law, a company may not make a distribution unless all the directors of the company who authorise that distribution make a statement that they have formed the opinion (i) that, immediately following the date on which the distribution is proposed to be made, the company will be able to discharge its liabilities as they fall due; and (ii) that, having regard to the prospects of the company and to the intentions of the directors with respect to the management of the company’s business, and the amount and character of the financial resources that will in their view be available to the company, the company will be able to (i) continue to carry on business, and (ii) discharge its liabilities as they fall due, until the expiry of the period of 12 months immediately following the date on which the distribution is proposed to be made.

Repurchases/Redemptions

Under the Jersey Companies Law, Randgold may only repurchase or redeem (if redeemable) its own shares subject to all the directors of the company who authorise that repurchase or redemption make a statement that they have formed the opinion (i) that, immediately following the date on which the payment is proposed to be made, the company will be able to discharge its liabilities as they fall due; and (ii) that, having regard to the prospects of the company and to the intentions of the directors with respect to the management of the company’s business, and the amount and character of the financial resources that will in their view be available to the company, the company will be able to (i) continue to carry on business, and (ii) discharge its liabilities as they fall due, until the expiry of the period of 12 months immediately following the date on which the payment is proposed to be made.

Distributions/Dividends

Barrick’s articles provide that, subject to the OBCA, the Barrick Board may declare and authorise payment of dividends as the board of directors deems advisable.

Under the OBCA, a corporation may not pay dividends if there are reasonable grounds for believing

(i)  it is or would be unable to pay its liabilities as they become due; or

(ii)  the realisable value of Barrick’s assets would be less than the aggregate of its liabilities and its stated capital of all classes of shares.

Under Barrick’s articles, after payment of dividends to the holders of first or second preferred shares (if any), the holders of Barrick common shares are entitled to receive dividends, as and when declared by its board of directors.

Repurchases/Redemptions

Under the OBCA, Barrick may repurchase or redeem its own shares, except if there are reasonable grounds for believing that (i) Barrick is or, after the payment would be, unable to pay its liabilities as they become due or (ii) the realisable value of Barrick’s assets would be less than the aggregate of its liabilities and the amount that would be required to pay the holders of shares that have a right to be paid, on a redemption or in a liquidation, rateably with or before the holders of the shares to be purchased or redeemed, to the extent that the amount has not been included in its liabilities.

Under the OBCA, and subject to solvency and liquidity tests, Barrick may purchase or redeem any redeemable shares issued by it at prices not exceeding the redemption price stated in its articles.

Purchases by Subsidiaries of Barrick

Under the OBCA, subsidiaries of Barrick shall not hold shares of Barrick, and Barrick shall not permit any of its subsidiaries to hold its shares, except solely in the capacity of a legal representative.

Distributions/Dividends

Barrick’s proposed articles provide that, subject to the BCBCA, the Barrick board of directors may declare and authorise payment of dividends as the board of directors deems advisable.

Under the BCBCA, a corporation may not pay dividends if there are reasonable grounds for believing that (i) Barrick is insolvent or (ii) making the payment would render Barrick insolvent.

Under Barrick’s proposed articles, the holders of Barrick common shares are entitled to receive dividends as and when declared by its board of directors.

Repurchases/Redemptions

Under the BCBCA, Barrick may purchase any of its shares if authorised by and subject to any restriction in its articles, redeem any redeemable shares on the terms and in the manner provided in its articles, or subject to any restrictions in its articles, otherwise acquire any of its shares.

Under the BCBCA, Barrick may not make any payment or provide any other consideration to redeem or purchase or otherwise acquire its shares if there are reasonable grounds for believing that (i) Barrick is insolvent or (ii) making the payment or providing the consideration would render Barrick insolvent.

Purchases by Subsidiaries of Barrick

Under the BCBCA, subject to Barrick’s proposed articles, subsidiaries of Barrick may purchase or otherwise acquire shares of Barrick, unless there are reasonable grounds for believing

(i)  the subsidiary is insolvent or

(ii)  the purchase would render the subsidiary insolvent.

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	Randgold under Jersey law	Barrick under Ontario law	Barrick under British Columbia law

In addition, shareholder approval by special resolution is required in order for Randgold to repurchase its own shares.

Shares may only be redeemed if they are redeemable or are converted into redeemable shares.

Purchases by Subsidiaries of Randgold

Under the Jersey Companies Law, subject to very limited exceptions, subsidiaries of Randgold may not hold shares in Randgold.

Election of Directors

The Randgold Articles provide that, unless otherwise decided by the company by ordinary resolution, the number of directors constituting the Randgold Board must be between two and 20. As of the date of this circular, the Randgold Board consisted of eight directors.

Between annual meetings, the Randgold Board may appoint additional directors, but the number of additional directors may not exceed any maximum fixed in accordance with the Randgold Articles. A director appointed in this manner only holds office until the next annual meeting unless re-elected at that meeting.

The Randgold Board is not divided into more than one class.

The Jersey Companies Law provides that a person may not be a director of a company if that person: (i) has not attained the age of 18 years; (ii) is an interdict; or (iii) is disqualified for being a director. The Randgold Articles provide that a director ceases to hold office when:

—he resigns;

—the fixed term expires;

—he ceases to be eligible by virtue of a provision of the Jersey Companies Law or any other applicable law or the rules of the London Stock Exchange;

—he becomes bankrupt;

—he is mentally incapacitated;

—he is absent from board meetings for six consecutive months; or

—he is removed from office by notice addressed to him by all of his co-directors.

Barrick’s articles provide that the number of directors constituting the Barrick Board must be between five and 20. Barrick’s by-laws provide that the number shall be fixed by special resolution of shareholders or, if empowered to do so by special resolution of shareholders, by resolution of the Barrick Board. As of the date of this circular, the Barrick Board consisted of 13 directors.

Between annual meetings, the Barrick Board may appoint additional directors, but the number of additional directors may not exceed 1/3 of the number of directors required to have been elected at the last annual meeting.

The Barrick Board is not divided into more than one class. The OBCA provides that a director ceases to hold office when he or she dies, resigns, is removed or becomes disqualified.

Under the OBCA, shareholders will elect directors for terms that shall not exceed three (3) successive annual general meetings. In practice and in accordance with the rules of the TSX, Barrick’s directors are elected by Barrick Shareholders for one-year terms.

Under the OBCA, cumulative voting is only permitted if the articles of a corporation specifically provide for it. Barrick’s articles do not provide for cumulative voting.

Barrick’s proposed articles provide that the number of directors constituting the Barrick board must be between five and 20. Barrick’s proposed articles provide that the number shall be fixed by Barrick’s board of directors. As of the date of the Continuance, the Barrick board of directors will be set at the number of directors at the time of the Continuance.

Between annual meetings, if the articles provide, the Barrick board of directors may appoint additional directors, but the number of additional directors may not exceed 1/3 of the number of current directors elected or appointed other than through this mechanism.

The Barrick board of directors is not divided into more than one class. The BCBCA provides that a director ceases to hold office when the term of office of the director expires or the director dies, resigns or is removed. A director must resign if he or she becomes disqualified.

Under the BCBCA, shareholders will elect directors for terms that expire in accordance with the BCBCA, Barrick’s proposed articles or the terms of his or her election or appointment. In practice and in accordance with the rules of the TSX, Barrick’s directors are elected by Barrick Shareholders for a term that expires upon the election of directors at the next annual general meeting.

Under the BCBCA, cumulative voting is only permitted if the articles of a corporation specifically provide for it. Barrick’s proposed articles do not provide for cumulative voting.

Disclosure of Interests	The Disclosure and Transparency Rules require shareholders of Non-UK issuers (as a company registered in Jersey, Randgold is a Non-UK issuer), subject to certain exceptions, to notify a company in writing within four trading days of the percentage of voting rights he holds (or deems to hold) as shareholder if, as a result of an acquisition or disposal of shares or financial instruments, the percentage of those voting rights reaches, exceeds or falls below the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 50%, 75%.

Pursuant to NI 62-104, a person who acquires a security, other than by way of a take-over bid or issuer bid is an “acquiror”.

(1) An acquiror who acquires beneficial ownership of, or control or direction over, voting or equity securities of any class of a reporting issuer, or securities convertible into voting or equity securities of any class of a reporting issuer, that, together with the acquiror’s securities of that class, constitute 10% or more of the outstanding securities of that class, must (a) promptly, and, in any event, no later than the opening of trading on the business day following the acquisition, issue and file a news release containing the information required by NI 62-103, and (b) promptly, and, in any event, no later than two business days from the date of the acquisition, file a report containing the information required in such report by NI 62-103.

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The Jersey Companies Law does not provide a mechanism for a company to investigate the identity of those with interests in its shares.

Directors and connected persons share ownership. A company is required by the Listing Rules to disclose in its annual report the identity and share interests of its directors and any persons connected with them and of any person with an interest of three per cent. or more of its shares which has been notified to the company under the Disclosure and Transparency Rules.

Randgold is also subject to the rules of the Code. The Code imposes obligations to disclose any dealings in offeree or offeror shares during an ’‘offer period’’ (as defined in the Code).

(2)   An acquiror must make further disclosure each time:

(a)  the acquiror or any person acting jointly or in concert with the acquiror, acquires or disposes beneficial ownership of, or acquires or ceases to have control or direction over, either of the following: (i) securities in an amount equal to 2% or more of the outstanding securities of the class of securities that was the subject of the most recent report required to be filed under (1); or (ii) securities convertible into 2% or more of the outstanding securities referred to in subparagraph (i); or

(b)  there is a change in a material fact contained in the most recent report required to be filed under (1)(b) or (2)(a).

(3)       An acquiror must issue and file a news release and file a report in accordance with (1) if beneficial ownership of, or control or direction over, the outstanding securities of the class of securities that was the subject of the most recent report required to be filed by the acquiror under section 5.2 of NI 62-104 decreases to less than 10%.

(4)       If an acquiror issues and files a news release and files a report under (3), the requirements under (2) do not apply unless (1) applies in respect of a subsequent acquisition of beneficial ownership of, or control or direction over, voting or equity securities of any class of a reporting issuer, or securities convertible into voting or equity securities of any class of a reporting issuer, that, together with the acquiror’s securities of that class, constitute 10% or more of the outstanding securities of that class.

Citizenship and Residency of Directors	The Jersey Companies Law requires that a public company must have at least two (2) directors but does not contain any citizenship or residency provisions for directors.	The OBCA requires that at least 25% of directors be resident Canadians, unless the corporation has less than four directors, in which case at least one director must be a resident Canadian.	The BCBCA requires that a public corporation must have at least three directors but does not have any residency requirements for directors.

Record Date

Article 89 of the Randgold Articles permits the Randgold Directors, subject to certain provisos, to fix a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders or, on payment of a dividend, which shareholders are entitled to payment of a dividend.

Under the CREST Regulations and article 15.6 of the Randgold Articles the Randgold Directors may fix a record date for the determination of shareholders on the register entitled to vote at any meeting and such date must be not more than 48 hours before the time fixed for the meeting.

Under the OBCA, the directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders. Under the OBCA, the record date shall not precede by more than 60 days or by less than 30 days before the date of the meeting. If no record date is fixed, the record date will be the close of business on the day immediately preceding the day notice of the meeting is given or if no notice is given, the day on which the meeting is held.

In connection with the payment of dividends, the OBCA provides that directors may fix in advance the record date for determining shareholders entitled to receive payment of dividends, provided the record date may not precede the dividend payment by more than 50 days. If no record date is fixed, the record date shall be at the close of business on the day the resolution was passed.

If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected, notice thereof shall be given, not less than seven days before the date so fixed, (i) by advertisement in a newspaper published or distributed in the place where the corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and (ii) by written notice to each stock exchange in Canada on which the shares of the corporation are listed for trading.

Under the BCBCA, the directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders. Under the BCBCA, the record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a requisitioned meeting four months, or by fewer than the prescribed number of days the date on which the meeting is to be held. If no record date is fixed, the record date will be at 5:00 p.m. on the day immediately preceding the first day on which the notice is sent or, if no notice is sent, the beginning of the meeting.

In connection with the payment of dividends, the BCBCA provides that directors may fix in advance the record date for determining shareholders entitled to receive payment of dividends, provided the record date may not precede the dividend payment by more than two months. If no record date is fixed, the record date shall be 5:00 p.m. on the date the resolution was passed.

Under the BCBCA, the directors are not required to give notice of such a record date.

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Removal of Directors; Vacancies

Removal of Directors

The Randgold Articles provide that the company may remove a director from office before the expiration of his period of office by ordinary resolution. An ordinary resolution under the Jersey Companies Law requires the resolution to be passed, with or without amendment, at the meeting by at least a majority of the votes cast.

Vacancies

The Randgold Articles generally allows a vacancy on the board of directors to be filled by the Randgold Board.

A director appointed by the Randgold Board to fill a vacancy holds until the next annual meeting whereupon he may offer himself for re-election.

Under the Randgold Articles, a quorum for a meeting of directors is two of the directors unless decided otherwise by the Randgold Board.

Removal of Directors

The OBCA provides that Barrick Shareholders may remove any director or directors from office by ordinary resolution at an annual or special meeting. An ordinary resolution under the OBCA requires the resolution to be passed, with or without amendment, at the meeting by at least a majority of the votes cast.

If the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Vacancies

The OBCA generally allows a vacancy on the board of directors to be filled by a quorum of directors, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors or a failure by the shareholders to elect the number or minimum number of directors provided for in the articles.

A director appointed by the Barrick board of directors to fill a vacancy holds office for the unexpired term of his or her predecessor.

Under Barrick’s by-laws, a quorum for a meeting of directors is 50% of the directors

Removal of Directors

Barrick’s proposed articles provide that the Barrick Shareholders may remove a director before the expiration of his or her term by ordinary resolution.

If holders of a class or series of shares have an exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a special separate resolution of those shareholders or by any other type of resolution or method specified in the articles.

Vacancies

The BCBCA provides that a vacancy resulting from the removal of a director by shareholders may be filled firstly by shareholders and then directors. A casual vacancy may be filled by directors. The Barrick board may appoint a qualified person to fill any vacancy, except a vacancy resulting from an increase in the minimum or maximum number of directors or a failure by the shareholders to elect the number of directors set or otherwise required under Barrick’s proposed articles.

A director appointed by the Barrick board of directors to fill a vacancy holds office for the unexpired term of his or her predecessor.

Under Barrick’s proposed articles, a quorum for a meeting of directors may be set by directors to a number not less than 50% of the directors then in office and, if not so set, is deemed to be 50% of the directors then in office.

Conflicts of Interest of Directors

Under the Jersey Companies Law, a director who has, directly or indirectly, an interest in a transaction entered into or proposed to be entered into by the company or by a subsidiary of the company which to a material extent conflicts or may conflict with the interests of the company and of which the director is aware, must disclose this at the first meeting of the directors at which the transaction is considered or as soon as practical after that meeting by notice in writing delivered to the company secretary. Any disclosure at a meeting of the directors shall be recorded in the minutes of the meeting.

Where a director fails to disclose an interest of the director, the company or a member of the company may apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit or gain realised, and the court may so order or make such other order as it thinks fit.

		Under the OBCA, a director who is a party to a material transaction or contract, or a proposed material transaction or contract, or is a director, officer of or has a material interest in any person or entity who is a party to a material contract or transaction or a proposed material contract or transaction, must disclose this in writing to the corporation or have it recorded in the minutes of meetings. A director who discloses such a conflict of interest in respect of a material contract or transaction shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall abstain from voting on any resolution to approve the contract or transaction, unless the contract is one relating primarily to his or her remuneration as a director of Barrick or an affiliate, one for indemnity or insurance of directors, or one with an affiliate of the corporation.	Under the BCBCA, a director who has a material interest in a material transaction or contract, or a proposed material transaction or contract, or is a director, senior officer of or has a material interest in any person or entity who has a material interest in a material contract or transaction or a proposed material contract or transaction, must disclose the nature and extent of his or her interest in writing to the corporation and evidence it in a consent resolution, the minutes of a meeting or any other record deposited in Barrick’s record office. A director who discloses such a conflict of interest in respect of a material contract or transaction is not entitled to vote on any directors’ resolution to approve the contract or transaction, unless all of the directors have a disclosable interest in a contract or transaction, in which case any or all of those directors may vote on a directors’ resolution to approve the contract or transaction.

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Despite the foregoing, where a director fails to disclose an interest, a transaction is not voidable, and a director is not accountable where:

—the transaction is confirmed by special resolution; and

—the nature and extent of the director’s interest in the transaction were disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.

The court shall not set aside a transaction unless it is satisfied that: (i) the interests of third parties who have acted in good faith thereunder would not thereby be unfairly prejudiced; and (ii) the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

Under the Randgold Articles, a director may not vote on or be counted in the quorum in relation to a resolution concerning a contract, arrangement, transaction or proposal to which the company or any of its subsidiary undertakings is or is to be a party and in which he has an interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the company), but this prohibition does not apply to a resolution concerning any of the following matters:

—the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the company or any of its subsidiary undertakings;

—the giving of a guarantee, security or indemnity in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

—a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub underwriting of which he is to participate;

—a contract, arrangement, transaction or proposal to which the company is or is to be a party concerning another company (including a subsidiary undertaking of the company) in which he, is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a “relevant company”), if he does not hold an interest in five per cent. or more of either any class of the equity share capital of or the voting rights in the relevant company;

Where a corporation enters into a material contract or transaction with a director or officer of the corporation, or with another person or entity of which a director or officer of the corporation is a director or officer or which he or she has a material interest, the director or officer is not accountable to the corporation or its shareholders for any profit or gain realised from the contract or transaction, and the contract or transaction is neither void nor voidable if disclosure of the conflict of interest was made.

Despite the foregoing, provided a director or officer is acting honestly and in good faith, such director or officer is not accountable to the corporation or to its shareholders for any profit or gain realised from any such contract or transaction or contract in which the director has an interest where:

—the contract or transaction is confirmed by special resolution of the shareholders at a meeting duly called for that purpose; and

—the nature and extent of the director’s relationship or interest are disclosed in reasonable detail in the notice calling the meeting or the information circular.

The contract or transaction in which such director has an interest is not void or voidable where, in addition to meeting the above two criteria, the contract or transaction is reasonable and fair to the corporation at the time it was approved.

A director or senior officer of a company is liable to account to the company for any profit that accrues to the director or senior officer under or as a result of a contract or transaction in which the director or senior officer holds a disclosable interest, except where:

—the contract or transaction is approved by the directors in accordance with section 149, other than section 149(3), after the nature and extent of the disclosable interest has been disclosed to the directors;

—the contract or transaction is approved by a special resolution in accordance with section 149, after the nature and extent of the disclosable interest has been disclosed to the shareholders entitled to vote on that resolution;

—whether or not the contract or transaction is approved in accordance with section 149, (i) the company entered into the contract or transaction before the director or senior officer became a director or senior officer of the company, (ii) the disclosable interest is disclosed to the directors or the shareholders, and (iii) the director or senior officer does not participate in, and, in the case of a director, does not vote as a director on, any decision or resolution touching on the contract or transaction.

If a court determines that a contract or transaction in which a director or senior officer has a disclosable interest was fair and reasonable to the company, the court may order that the director or senior officer is not liable to account for any profit accrued as well as any other order the court considers appropriate.

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—a contract, arrangement, transaction or proposal for the benefit of the employees of the company or any of its subsidiary undertakings (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; and

—a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy for the benefit of directors or for the benefit of persons including directors.

Indemnification of Officers and Directors

Under the Jersey Companies Law, any provision, whereby the company or any of its subsidiaries or any other person, for some benefit conferred or detriment suffered directly or indirectly by the company, agrees to exempt any person from, or indemnify any person against, any liability which by law would otherwise attach to the person by reason of the fact that the person is or was an officer of the company shall be void.

Despite the foregoing, a provision will not be void if it applies to the exemption of a person from or the indemnification of a person against:

—any liabilities incurred in defending any proceedings (whether civil or criminal) (this only applies in certain circumstances including, but not limited to, where judgment is given in favour of the person or the person is acquitted);

—any liability incurred otherwise than to the company if the person acted in good faith with a view to the best interests of the company;

—any liability incurred in connection with an application in which relief is granted to the person by the court; or

—any liability against which the company normally maintains insurance for persons other than directors.

Under the OBCA, Barrick may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer or an individual acting in a similar capacity for another entity (whom we refer to in this summary as an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the indemnifiable person in any civil, criminal, administrative, investigative or other proceeding in which the person is involved because of that association, if:

—the person acted honestly and in good faith with a view to the best interests of the corporation or other entity; and

—in the case of a criminal or an administrative action enforceable by a monetary penalty, the person had reasonable grounds for believing the person’s conduct was lawful.

Barrick may advance moneys to an indemnifiable person for the costs, charges and expenses of a proceeding provided that the indemnifiable person repays the moneys if he or she does not fulfil the above-mentioned requirements.

An indemnifiable person is also entitled to indemnity for reasonable defense costs and expenses if the person fulfils the above-mentioned requirements and was not judged to have committed any fault or omitted to do anything the person ought to have done.

In the case of a derivative action, indemnity may be made only with court approval, if the indemnifiable person fulfils the above-mentioned requirements.

Under the BCBCA, and for purposes of Barrick’s proposed articles, Barrick shall indemnify a director or officer of Barrick, a former director or officer of Barrick or a person who acts or acted as a director or officer or an individual acting in a similar capacity of another entity for one of Barrick’s affiliates or at Barrick’s request (whom we refer to in this summary as an “eligible party”) against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of such party having been an eligible party, to which such party is or may be liable (an “eligible proceeding”). Under the BCBCA, Barrick may, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding.

Under the BCBCA, indemnification of an eligible party is prohibited if:

—the indemnity or payment is made under an earlier agreement and at the time the agreement was made Barrick was prohibited from doing so under its articles or the indemnity or payment is made other than under an earlier agreement and at the time the indemnity or payment was made, Barrick was prohibited from doing so under its articles;

—if in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of Barrick or the associated corporation, as the case may be; or

—in the case of an eligible proceeding other than a civil proceeding, the eligible party did not have reasonable grounds for

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Pursuant to the OBCA and Barrick’s by-laws, Barrick may purchase and maintain insurance for the benefit of an indemnifiable person against any liability incurred by such person whether in his or her capacity as a director or officer of the corporation or in his or her capacity as a director or officer of another entity if he or she acts or acted in that capacity at the corporation’s request.

believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

Barrick may pay, as they are incurred, in advance of the final disposition of any eligible proceeding, the expenses actually and reasonably incurred by an eligible party if they commit in writing to undertake that if the indemnification is prohibited pursuant to the BCBCA, the eligible party will repay the amounts advanced.

An eligible party is also entitled to indemnity for the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party has not been reimbursed and is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

In the case of a derivative action, Barrick must not indemnify an eligible party for any penalties the eligible party is or may be liable for and Barrick must not pay the expenses of the eligible party after the final disposition nor advance expenses to the eligible party.

Pursuant to the BCBCA and Barrick’s proposed articles, Barrick may purchase and maintain insurance against liability asserted against or incurred by any of the eligible parties.
Limitation on Director Liability	Under the Jersey Companies Law, no provision in a contract or the articles relieves a director or officer of the duty to act in accordance with the Jersey Companies Law or relieves him or her from liability for a breach thereof.	Under the OBCA, no provision in a contract, the articles or the by-laws of Barrick, or a resolution of its board of directors or shareholders, relieves a director or officer of the duty to act in accordance with the OBCA or relieves him or her from liability for a breach thereof.	Under the BCBCA, no provision in a contract or Barrick’s proposed articles relieves a director or officer from the duty to act in accordance with the BCBCA and the regulations, or liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to Barrick.

Annual Meetings of Shareholders

Under the Jersey Companies Law, the Randgold Board must call an annual meeting of shareholders in each year not later than 18 months after holding the last preceding annual meeting.

Notwithstanding the foregoing, the Randgold Articles stipulate that the Randgold Board must call an annual meeting of shareholders in each year not later than 15 months after holding the last preceding annual meeting.

The Randgold Articles state that the directors shall determine the place and time of annual general meetings.

Under the OBCA, the Barrick board of directors must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting.

Subject to Barrick’s articles, a meeting of Barrick Shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the corporation is located.

Under the OBCA, the Barrick board of directors must place certain financial statements and an auditor’s report before the shareholders at the annual meeting.

Shareholders may nominate candidates for election or submit proposals (see “Shareholder Proposals” below) provided such shareholder complies with the advance notice procedures provided in Barrick’s by-laws. See “Advance Notice Provisions” below.

Under the BCBCA, the Barrick board of directors must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting.

Pursuant to Barrick’s proposed articles, a meeting of Barrick Shareholders shall be held at the location determined by the directors and may be within or outside British Columbia.

Under the BCBCA, the Barrick board of directors must place its annual financial statements and an auditor’s report before the shareholders at the annual meeting.

Shareholders may nominate candidates for election provided such shareholder complies with the advance notice procedures provided in Barrick’s articles. See “Advance Notice Provisions” below. Shareholders may also submit proposals (see “Shareholder Proposals” below).

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Shareholder Proposals	No equivalent provisions save that pursuant to the Jersey Companies Law members holding not less than 1/10 of the voting rights can request the holding of a shareholder meeting (see Calling Special Meetings of Shareholders for further details).

Under the OBCA, a shareholder entitled to vote at a meeting of shareholders may (i) submit to the corporation notice of a proposal and (ii) discuss at the meeting any matter in respect of which such shareholder would have been entitled to submit a proposal.

A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than 5% of the shares or 5% of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented but this does not preclude nominations being made at a meeting of shareholders.

A corporation that solicits proxies shall send the proposal in the information circular or attach the proposal to the circular. If requested by the shareholder, management must also enclose with the information circular a statement by the shareholder in support of the proposal provided such statement meets certain criteria. Barrick is not required to send the proposal or supporting statement with the management information circular where:

—the proposal is not received at least 60 days before the anniversary date of the previous annual meeting, if the matter is proposed to be raised at an annual meeting, or at least 60 days before a meeting other than the annual meeting, if the matter is proposed to be raised at a meeting other than the annual meeting;

—it clearly appears that the primary purpose of the proposal is to enforce a personal claim or redress a personal grievance against the corporation or its directors, officers or security holders;

—it clearly appears that the proposal does not relate in a significant way to the business or affairs of the corporation;

—within two years before the receipt by the corporation of a person’s notice of proposal, the person failed to present, in person or by proxy, at a meeting of the corporation’s shareholders, a proposal which had been submitted by the person and had been included in a management information circular or a notice of meeting relating to that shareholders’ meeting; or

—substantially the same proposal was submitted to shareholders in a management information circular, dissident’s information circular, or notice of a meeting relating to a previous meeting of shareholders, and the previous meeting was held within five years before the receipt by the corporation of the person’s current notice of proposal, and at that previous meeting, the proposal did not receive the requisite support.

Under the BCBCA, a proposal may only be submitted by qualified shareholders, which means an owner (whether registered or beneficial) of shares that carry the right to vote at a general meeting who has been such a shareholder for an uninterrupted period of at least two years before the date of signing the proposal, provided that such shareholder has not, within two years before the date of the signing of the proposal, failed to present, in person or by proxy, at any annual general meeting, an earlier proposal submitted by such shareholder in respect of which the corporation complied with its obligations under the BCBCA.

The proposal must meet certain criteria and must be supported by qualified shareholders and a submitter who, together are registered or beneficial owners of shares that, in the aggregate, constitute at least 1% of the issued shares of the corporation that carry the right to vote at general meetings, or that have a fair market value in excess of CAD $2,000.

Barrick, upon receiving a proposal, must send the text of the proposal, the names and mailing addresses of the submitter and supporting shareholders, and the text of any supporting statement accompanying the proposal to all of the persons who are entitled to notice of the annual general meeting in relation to which the proposal is made. Such information must be sent in, or within the time for sending of, the notice of the applicable annual general meeting, or in the corporation’s information circular, if any, sent in respect of the applicable annual general meeting. If the submitter is a qualified shareholder at the time of the annual general meeting to which its proposal relates, the corporation must allow the submitter to present the proposal, in person or by proxy, at such meeting. If two or more proposals are received by the corporation in relation to the same annual general meeting that relate to substantially the same matter, the corporation needs to comply only with such requirements in relation to the first proposal received and not any others. The corporation may also refuse to process a proposal in certain other circumstances, which are similar to those exceptions provided under the OBCA, but under the BCBCA, a corporation may also refuse to process a proposal that deals with matters beyond the corporation’s power to implement.

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Advance Notice Provisions	No equivalent provisions.

Under Barrick’s by-laws, a shareholder may nominate a director for election to the Barrick board of directors.

The shareholder must provide notice to Barrick, in proper form, within the following time periods:

—in the case of an annual meeting (including an annual and special meeting) of shareholders, not later than the close of business on the 30th day before the date of the annual meeting of shareholders; provided, however, that if the first public announcement made by Barrick of the date of the annual meeting is less than 50 days prior to the meeting date, notice by the nominating shareholder may be given not later than the close of business on the tenth day following the notice date; and

—in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the notice date;

—provided that, in either instance, alternate time frames will apply where notice-and- access is used for delivery of proxy related materials in respect of a meeting of Barrick Shareholders.

Barrick’s proposed articles provide that a shareholder may nominate a director for election to the Barrick board of directors. The shareholder must provide timely notice, in the proper form, within the following time periods:

—in the case of an annual meeting (including an annual and special meeting) of shareholders, not later than the close of business on the 30th day before the date of the annual meeting of shareholders; provided, however, that if the first public announcement made by Barrick of the date of the annual meeting is less than 50 days prior to the meeting date, notice by the nominating shareholder may be given not later than the close of business on the tenth day following the notice date; and

—in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the day on which the first public announcement of the special meeting was made;

provided that, in either instance, alternate time frames will apply where notice-and-access is used for delivery of proxy related materials in respect of a meeting of Barrick Shareholders.

Calling Special Meetings of Shareholders

Under the Jersey Companies Law, the Randgold Board shall, notwithstanding anything in the company’s articles, on a members’ requisition forthwith proceed to call a general meeting or, as the case may be, a meeting of any class of members to be held as soon as practicable but in any case not later than two months after the date of the deposit of the requisition.

A members’ requisition is a requisition of members of Randgold holding at the date of the deposit of the requisition not less than one-tenth of the total voting rights of the members of Randgold who have the right to vote at the meeting requisitioned.

If the directors do not within 21 days from the date of the deposit of the requisition proceed duly to call a meeting to be held within two months of that date, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves call a meeting.

Under the OBCA, the Barrick board of directors may call a special meeting of shareholders at any time. Under the OBCA, registered holders of 5% or more of the outstanding Barrick common shares may requisition a shareholder meeting. The requisition must state the business to be transacted at the meeting.

The directors of Barrick must call a meeting of shareholders to transact the business stated in the requisition within 21 days of receiving the requisition; otherwise the requisitioning shareholders may call the meeting.

Barrick’s proposed articles provide that the directors may call a special meeting of shareholders at any time. Under the BCBCA, registered holders of not less than 1/20 of the shares that carry a right to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting. The requisition must state the business to be transacted at the meeting.

If the directors do not call the meeting within 21 days after receiving a request in compliance with section 167(5), the requisitioning shareholders, any one or more of them holding, in the aggregate, more than 1/40 of the issued shares of Barrick that carry the right to vote at general meetings, may send notice of a general meeting to be held to transact the business stated in the requisition.

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	Randgold under Jersey law	Barrick under Ontario law	Barrick under British Columbia law
At a meeting convened on a requisition or by requisitionists no business may be transacted except that stated by the requisition or proposed by the board of directors of Randgold.

Notice Provisions	Pursuant to the Randgold Articles, an annual general meeting may be called by no less than 20 business days’ notice and any other general meeting may be called on 14 clear days’ notice. Notice of a meeting shall be given, to every member entitled to receive it, by delivering or posting it to his or her registered address. In the case of a notice of a special resolution, the notice must also state the intention to propose the resolution as a special resolution.	Under the OBCA, notice of the date, time and place of a meeting of Barrick Shareholders must be given not less than 21 days nor more than 50 days prior to the meeting to each director, to the auditor and to each shareholder entitled to vote at the meeting. In the case of a notice of a special meeting, the notice must also state the nature of the business to be transacted at the meeting.	Under the BCBCA, notice of the date, time and place of a meeting of Barrick Shareholders must be given not less than 21 days nor more than two months prior to the meeting to each director, the auditor and to each shareholder entitled to vote at the meeting. In the case of a notice of a special meeting, the notice must also state the nature of the business to be transacted at the meeting and the text of any resolution to be submitted to the meeting in respect of such special business.

Quorum at Shareholder Meetings	Under the Randgold Articles, at a meeting of the company, two persons entitled to vote upon the business to be transacted, each being present in person or by proxy shall be a quorum, and at a meeting of any class of members, the quorum shall be two persons holding or representing by proxy not less than 1/3rd in nominal value of the issued shares of that class.	Barrick’s by-laws provide that quorum for the transaction of business at a meeting of shareholders shall be two persons present and each entitled to vote at the meeting and holding personally or representing as proxies, in the aggregate, 25% of the eligible vote.	Barrick’s proposed articles provide that subject to special rights and restrictions attached to any class or series of shares, a quorum of shareholders is constituted by two persons who are, or represent by proxy, shareholders holding at least 25% of the issued shares entitled to be voted.

Voting Rights

Each Randgold Shareholder who is present in person, on a show of hands, shall have one vote and, on a poll, every Randgold Shareholder present in person or by proxy shall have one vote for every share of which he is the shareholder.

In general, any matter voted upon by Randgold Shareholders shall be decided by a simple majority of the votes cast, unless the matter to be voted requires a special resolution (which requires 2/3 of the votes cast on the resolution).

Each Barrick Shareholder is entitled to one vote for each Barrick common share that he or she holds as of the record date for the meeting.

The election directors and the appointment of an auditor of Barrick occurs pursuant to a plurality voting standard, which provides that shares may only be voted “for” or “withheld” from voting. As a result, in situations where there are not more nominees than directors to be elected, only a single vote in favour of a director is required to elect such director. In situations where there are more nominees than directors to be elected the nominees receiving the highest number of “for” votes are elected.

Each Barrick Shareholder is entitled to one vote for each Barrick common share that he or she holds as of the record date for the meeting.

The election directors and the appointment of an auditor of Barrick occurs pursuant to a plurality voting standard, which provides that shares may only be voted “for” or “withheld” from voting. As a result, in situations where there are not more nominees than directors to be elected, only a single vote in favour of a director is required to elect such director. In situations where there are more nominees than directors to be elected the nominees receiving the highest number of “for” votes are elected.

		In light of this plurality voting standard and as a requirement of the rules of the TSX, Barrick’s board of directors have adopted a “majority voting” policy which provides that a director immediately tender his or her resignation if he or she is not elected by at least a majority of the votes cast at the meeting, other than in the context of a meeting at which the number of directors nominated for election is greater than the number of board seats fixed by Barrick before the meeting. The Barrick board of directors has 90 days to decide whether to accept or reject the tendered resignation, and must issue a press release announcing the directors’ decision and, if the resignation is refused, the press release must disclose the reasons for this decision.	In light of this plurality voting standard and as a requirement of the rules of the TSX, Barrick’s board of directors have adopted a “majority voting” policy which provides that a director immediately tender his or her resignation if he or she is not elected by at least a majority of the votes cast at the meeting, other than in the context of a meeting at which the number of directors nominated for election is greater than the number of board seats fixed by Barrick before the meeting. The Barrick board of directors has 90 days to decide whether to accept or reject the tendered resignation, and must issue a press release announcing the directors’ decision and, if the resignation is refused, the press release must disclose the reasons for this decision.

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	Randgold under Jersey law	Barrick under Ontario law	Barrick under British Columbia law

Under the OBCA, Barrick Shareholders have the right to attend all shareholder meetings and vote thereat, except for meetings at which only a specified class of shares (other than common shares) or specified series is entitled to vote. Barrick’s articles provide that, subject to the OBCA, some holders of Barrick first or second preferred shares shall not have the right to vote, except that the holders of the Barrick first or second preferred shares are entitled to such approval as may be required by law regarding any amendment or repeal of the provisions attaching to the Barrick first or second preferred shares.

In general, any matter voted upon by Barrick Shareholders shall be decided by a simple majority of the votes cast, unless the matter to be voted requires a special resolution (which requires 2/3 of the votes cast on the resolution).

The OBCA provides that a separate vote of Barrick Shareholders shall be taken with respect to each candidate nominated for director.

Barrick’s proposed articles provide that Barrick Shareholders have the right to attend all shareholder meetings and vote thereat, except for meetings at which only a specified class of shares (other than common shares) or specified series is entitled to vote.

In general, any matter voted upon by Barrick’s shareholders shall be decided by a simple majority of the votes cast, unless the matter to be voted requires a special resolution (which requires two thirds of the votes cast by shareholders on the resolution).

The rules of the TSX require that a separate vote of Barrick Shareholders shall be taken with respect to each candidate nominated for director.

Shareholder Suits

Derivative Action

No directly equivalent provisions although common law remedies could be available in certain circumstances.

Oppression Remedy

Under the Jersey Companies Law, a member of Randgold may apply to the court for an order on the ground that the company’s affairs are being or have been conducted in a manner which is unfairly prejudicial to the interests of its members generally or of some part of its members or that an actual or proposed act or omission of the company is or would be so prejudicial.

The Chief Minister or the Jersey Financial Services Commission may also apply to the court for an order if it appears to the Chief Minister or the Jersey Financial Services Commission that the company’s affairs are being or have been conducted in a manner which is unfairly prejudicial to the interests of its members generally or of some part of its members, or that an actual or proposed act or omission of the company is or would be so prejudicial.

If the court is satisfied that an application is well founded, it may make such order as it thinks fit for giving relief in respect of the matters complained of. The court’s order may:

Derivative Action

Under the OBCA, a “complainant” (as such term is defined in “Oppression Remedy” below) may apply to a court for leave to bring a derivative action in the name and on behalf of Barrick or any of its subsidiaries, or to intervene in an existing action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate.

However, under the OBCA, no action may be brought and no intervention in an action may be made unless a court is satisfied that: (i) the directors of the corporation or its subsidiary will not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the OBCA, the court in a derivative action may make any order it determines to be appropriate. In addition, a court may order a corporation or its subsidiary to pay the shareholders’ interim costs, including reasonable legal fees and disbursements. Although the shareholder may be held accountable for the interim costs on final disposition of the complaint, he or she is not required to give security for costs in a derivative action.

Derivative Action

Under the BCBCA, a shareholder (including a beneficial shareholder) or director of Barrick and any person who, in the discretion of the court, is an appropriate person to do so, with leave of the court, may (i) prosecute a legal proceeding in the name and on behalf of Barrick to enforce a right, duty or obligation owed to Barrick that could be enforced by Barrick itself or to obtain damages for any breach of such a right, duty or obligation; or (ii) defend, in the name and on behalf of Barrick, a legal proceeding brought against Barrick.

Under the BCBCA, the court may grant leave for such a derivative action if (i) the complainant has made reasonable efforts to cause the Barrick board of directors to prosecute or defend the legal proceeding, (ii) notice of the application for leave has been given to Barrick and to any other person the court may order, (iii) the complainant is acting in good faith, and (iv) it appears to the court that it is in the best interests of Barrick for the legal proceeding to be prosecuted or defended.

Under the BCBCA, the court upon the final disposition of a derivative action may make any order it determines to be appropriate. In addition, under the BCBCA, a court may order Barrick to pay the complainant’s interim costs, including legal fees and disbursements. However, the complainant may be held accountable for the costs on final disposition of the action.

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	Randgold under Jersey law	Barrick under Ontario law	Barrick under British Columbia law

—regulate the conduct of the company’s affairs in the future;

—require the company to refrain from doing or continuing an act complained of by the applicant or to do an act which the applicant has complained it has omitted to do;

—authorise civil proceedings to be brought in the name and on behalf of the company by such person or persons and on such terms as the court may direct; and

—provide for the purchase of the rights of any members of the company by other members or by the company itself and, in the case of a purchase by the company itself, the reduction of the company’s capital accounts accordingly.

Oppression Remedy

Under the OBCA, a registered holder, beneficial holder or former registered holder or beneficial holder of a security of a corporation or its affiliates, a director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy (each, a “complainant”), and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where, in respect of Barrick or any of its affiliates:

—any act or omission of a corporation or its affiliates effects or threatens to effect a result;

—the business or affairs of the corporation or any of its affiliates are, have been or are threatened to be carried on or conducted in a manner; or

—the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation. On such an application, the court may make such order as it sees fit, including but not limited to, an order restraining the conduct complained of.

Pursuant to the OBCA, Barrick is prohibited from making a payment to a successful applicant in an oppression claim if there are reasonable grounds for believing that (i) the Barrick is, or after the payment, would be unable to pay its liabilities as they become due, or (ii) the realisation value of the Barrick’s assets would thereby be less than the aggregate of its liabilities.

Oppression Remedy

Under the BCBCA, there is an oppression remedy that enables a court to make any order, whether interim or final, to remedy matters that are oppressive or unfairly prejudicial to any shareholder (which for the purpose of the oppression provision is a registered or beneficial holder of a share of Barrick or any person whom the court considers to be an appropriate person. Pursuant to the BCBCA the applicant must bring the application in a timely manner).

The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders.

Under the BCBCA, if there are reasonable grounds for believing that Barrick is, or after a payment to a successful applicant in an oppression claim would be, unable to pay its debts as they become due in the ordinary course of business, Barrick must make as much of the payment as possible and pay the balance when it is able to do so.

Inspection of Books and Records	Under the Jersey Companies Law, Randgold Shareholders and any other person may examine certain of the statutory records of Randgold during the usual business hours. There is no cost to members to inspect the relevant records, however Randgold may require payment of a fee from other persons to inspect the registers.	Under the OBCA, shareholders, creditors and their representatives, after giving the required notice, may examine certain of the records of Barrick during the usual business hours and take copies of extracts free of charge.	Under the BCBCA, current directors of Barrick have the right to examine all of the corporate records required to be kept and any other person, including a shareholder, has the right to examine certain corporate records Barrick is required to keep, including without limitation Barrick’s central securities register, during usual business hours.

Appraisal / Dissent Rights	No equivalent provisions.	Under the OBCA, a registered shareholder who dissents to certain actions being taken by Barrick may exercise a right of dissent and require Barrick to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where Barrick proposes to: (i) amend its articles under Section 168 of the OBCA to add, change or remove restrictions on the issue, transfer or ownership of shares of a class or a series of shares of Barrick; (ii) amend its articles under Section 168 of the OBCA to add, change or remove any restriction on the business or businesses that Barrick may carry on or upon the powers that Barrick may exercise; (iii) amalgamate with another corporation under Section 175 or 176 of the OBCA; (iv) be continued under the laws of another jurisdiction under Section 181 of the OBCA; or (v) sell, lease or exchange all or substantially all of its property under Subsection 184(3) of the OBCA.	Under the BCBCA, a shareholder of Barrick is entitled to dissent and require Barrick to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable with respect to (i) any resolution to alter Barrick’s articles with respect to the powers of Barrick or the business Barrick is permitted to carry on; (ii) any resolution to adopt an amalgamation agreement; (iii) any resolution to approve an amalgamation into a foreign jurisdiction; (iv) any resolution to approve an arrangement, the terms of which arrangement permit dissent; (v) any resolution to authorise or ratify the sale, lease or other disposition of all or substantially all of Barrick’s undertakings; (vi) any resolution to authorise the continuation of Barrick into a jurisdiction other than British Columbia; (vii) any resolution, if dissent is authorised by such resolution; and (viii) any court order that permits dissent.

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	Randgold under Jersey law	Barrick under Ontario law	Barrick under British Columbia law
		In addition, under the OBCA, such dissent must be exercised with respect to all of the shares to which the dissenting shareholder is the registered and beneficial owner (and cause the registered owner of any such shares beneficially owned by the dissenting shareholder to dissent with respect to all such shares).	In addition, under the BCBCA, such dissent must be exercised with respect to all of the shares to which the dissenting shareholder is the registered and beneficial owner (and cause the registered owner of any such shares beneficially owned by the dissenting shareholder to dissent with respect to all such shares).

		The purchase price for such shares will be at the fair value as determined in accordance with the OBCA.	The purchase price for such shares will be either the amount agreed by Barrick and the dissenting shareholder or the fair value as determined in accordance with the BCBCA.
A corporation must not make a payment to a dissenter under the dissent provisions if there are reasonable grounds for believing (i) that the corporation is insolvent, or (ii) the payment would render the corporation insolvent.

Anti-Takeover Provisions

Under the Jersey Companies Law, certain corporate actions are required to be approved by a special resolution (being 2/3 of the votes cast) vote of all voting shares. Such corporate actions include without limitation:

—approval of mergers;

—reductions of capital;

—purchase of own shares;

—change name of a company; and

—other actions such as liquidations In certain specified cases, unanimous resolutions of members are also required:

—authorising or ratifying a breach of a director’s duty to (i) act honestly and in good faith with a view to the best interests of the company and/or (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

—dispensing with the requirement to hold an annual general meeting; and

—dispensing with the notice requirements for an annual general meeting.

Under the OBCA, certain corporate actions are required to be approved by a 2/3 vote of all voting shares. Such corporate actions include without limitation:

—amalgamations (other than with certain affiliated corporations), subject to the additional approval of a separate 2/3 vote of all shareholders that would be prejudiced or interfered with by such amalgamation;

— reductions of capital;

—sales, leases or exchanges of all, or substantially all, the property of a corporation other than in the ordinary course of business; and

—other actions such as liquidations, or arrangements.

In certain specified cases where share rights or special rights may be prejudiced or interfered with, a 2/3 vote of all voting shares to approve the corporate action in question affecting the share rights or special rights, is also required to be approved separately by the holders of a class or series of shares, including a class or series of shares not otherwise carrying voting rights.

Under the BCBCA, certain corporate actions are required to be approved by a special resolution. Such corporate actions include without limitation:

—amalgamations (other than with certain affiliated corporations), subject to the additional approval of a separate resolution of each class or series of shareholders that would be prejudiced or interfered with by such amalgamation;

—reductions of capital;

—sales, leases or exchanges of all, or substantially all, the property of a corporation other than in the ordinary course of business; and

—other actions such as continuance liquidations, or arrangements.

In certain specified cases where share rights or special rights may be prejudiced or interfered with, a special resolution to approve the corporate action in question is also required.

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	Randgold under Jersey law	Barrick under Ontario law	Barrick under British Columbia law
Related Party Transactions

The Listing Rules impose certain restrictions on companies with a premium listing (such as Randgold) that wish to enter into transactions with or for the benefit of a ’‘related party’’, other than transactions in the ordinary course of business.

For the purposes of the Listing Rules, ’‘related party’’ includes (i) a person who is (or was within the twelve months before the date of the transaction) a shareholder who is entitled to exercise, or control the exercise of, 10% or more of the votes able to be cast on all or substantially all matters at general meetings of the company, (ii) a person who is (or was within the twelve months before the date of the transaction) a director or shadow director of the company and (iii) a person or entity exercising significant influence over the company.

Under the UK Listing Rules transactions with or for the benefit of “related parties’’ where the value of the transaction in question relative to the value of the company (in terms of assets, profits, consideration to market capital, or gross capital) is 5% or more, the company will usually need to (i) make a public announcement containing prescribed details of the transaction and the related party, (ii) send an explanatory circular to its shareholders and (iii) obtain shareholder approval for the transaction. For the purposes of the above tests, where a listed company enters into transactions with the same related party in any 12-month period, and the transactions have not received shareholder approval, those transactions must be aggregated.

Where each of the percentage ratios arrived at on the calculation of the tests above is less than 5% but one or more of the transactions with a related party exceeds 0.25%, the company must obtain an opinion from a financial adviser that the transaction is fair and reasonable and release an announcement containing details of the transaction.

Under MI 61-101, where an issuer undertakes a prescribed “related party transaction” (within the meaning of MI 61-101), the issuer is obligated to (i) obtain a formal valuation of the non-cash assets involved in the related party transaction by an independent valuator who cannot be paid a success fee, (ii) obtain majority approval of minority securityholders for the related party transaction, regardless of whether the transaction would otherwise require securityholder approval, (iii) include enhanced disclosure in any proxy circular prepared in connection with the related party transaction, and (iv) include certain additional disclosure in any material change report filed in connection with the related party transaction, provided that the issuer is not able to avail itself of a prescribed exemption from such requirements or otherwise obtain a discretionary exemption. The foregoing requirements are intended to protect the interests of minority security holders in certain transactions where there may be potential or perceived conflicts of interest or unfair informational advantages.

Shareholder protection for major transactions	Under the UK Listing Rules transactions where the value of the transaction in question relative to the value of the company (in terms of assets, profits, consideration to market capital, or gross capital) is 25% or more, the company will usually need to (i) make a public announcement containing prescribed details of the transaction and the related party, (ii) send an explanatory circular to its shareholders and (iii) obtain shareholder approval for the transaction.

Under the TSX rules, security holder approval is required for the issuance of a number of securities in payment of the purchase price for an acquisition exceeding 25% of the outstanding listed securities, on a non-diluted basis.

Further, in addition to any specific requirement for security holder approval under the TSX rules, the TSX rules generally require security holder approval if, in the opinion of the TSX, a transaction materially affects control of the issuer or provides consideration to insiders, in the aggregate, of 10% or greater of the market capitalization of the issuer, during any six-month period, and has not been negotiated at arm’s length.

Under the TSX rules, the term “materially affect control” refers to the ability of any security holder or combination of security holders acting together to influence the outcome of a vote of security holders, including the ability to block significant transactions. Such an ability will be determined in light of the circumstances, including the presence or absence of other large security holdings, the pattern of voting behaviour by other holders at previous security holder meetings and the distribution of the voting securities. A transaction that results, or could result, in a new holding of more than 20% of the voting securities by one security holder or combination of security holders acting together will be deemed to materially affect control, unless the circumstances indicate otherwise. Transactions resulting in a new holding of less than 20% of the voting securities may also materially affect control, depending on the circumstances outlined above.

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	Randgold under Jersey law	Barrick under Ontario law	Barrick under British Columbia law
Compulsory Right of Acquisition

The Jersey Companies Law provides that where a takeover offer relates to all the shares in a company and an offeror has (i) acquired or contracted to acquire some (but not all) of the shares to which an offer relates; and (ii) those shares amount to not less than 9/10ths in nominal value of all the shares of that class in the company, the holder of any shares of that class who has not accepted the offer may by a written communication addressed to the offeror require him or her to acquire those shares.

Similarly, where a takeover offer relates to shares of any class or classes and an offeror has (i) acquired or contracted to acquire some (but not all) of the shares of any class to which an offer relates; and (ii) those shares amount to not less than 9/10ths in nominal value of all the shares of that class in the company, the holder of any shares of that class who has not accepted the offer may by a written communication addressed to the offeror require him or her to acquire those shares.

Under the Jersey Companies Law, the Royal Court of Jersey may sanction a compromise or arrangement (a “Scheme”) between a company and its creditors or shareholders (or a class of either of them). The court may, on application of the company call a meeting at which the Scheme will need to be agreed to by a majority in number of the creditors or shareholders (or a class of either of them) representing:

—3/4ths in value of the creditors (or class of creditors); or

—3/4ths of the voting rights of the shareholders (or class of shareholders).

		The OBCA provides a right of compulsory acquisition for an offeror that acquires at least 90% of the target securities (Barrick’s shares) pursuant to a take-over bid or issuer bid, other than securities held at the date of the bid by or on behalf of the offeror. The OBCA also provides that where an offeror acquires 90% or more of the target securities, a Barrick Shareholder who did not accept the original offer may require Barrick to acquire the security holder’s securities in accordance with the procedure set out in the OBCA.	The BCBCA provides a right of compulsory acquisition for an offeror that acquires at least 90% of the target shares (Barrick’s shares),other than shares already held at the date of the offer by, or by a nominee for, the acquiring person or its affiliate. The BCBCA also provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a Barrick Shareholder who did not accept the original offer may require the offer or to acquire the shareholder’s shares on the same terms contained in the original offer.

Mandatory Offer	A bid is required to be made for Randgold under Rule 9 of the Code, broadly where: the bidder and any persons acting in concert acquire shares carrying 30% or more of the voting rights of Randgold; or if a bidder, together with any concert parties, holding not less than 30% but not more than 50% of the voting rights in Randgold increases its holding.	Pursuant to NI 62-104, any offer made to one or more persons in a Canadian jurisdiction to acquire voting or equity securities of a class that would result in the acquiring party, together with any of its joint actors, acquiring 20% or more of the outstanding securities of that class is a “take-over bid” and, unless an exemption applies, is subject to the requirements of NI 62-104, including the requirement that the offer be made to all holders of that class of securities. See “Disclosure of Interests” for a summary of the key provisions of NI 62-104.

Rule 9 requires a mandatory offer to be made in cash (or be accompanied by a cash alternative) and at the highest price paid by the bidder or any concert party for any interest in shares of the relevant class during the 12 months prior to the announcement of the offer.

Amendments of Governing Documents	Under the Jersey Companies Law, an amendment to the Randgold Articles or Memorandum requires approval by special resolution, being 2/3rds of the votes cast, in person or by proxy, in respect of the resolution at a meeting of Randgold Shareholders.	Under the OBCA, an amendment to the articles of incorporation generally requires approval by special resolution, being 66 2/3% of the votes cast, in person or by proxy, in respect of the resolution at a meeting of shareholders. The Barrick board of directors may, by resolution, make, amend or repeal any by-law that regulates the business or affairs of Barrick, subject to the approval of shareholders by ordinary resolution at the next meeting of shareholders.	Under the BCBCA and Barrick’s proposed articles, an alteration of the notice of articles or articles generally requires authorisation by either court order, by special resolution or by the methods specified in Barrick proposed articles. Subject to the BCBCA and certain exceptions, Barrick’s proposed articles provide that Barrick may generally make alterations to the articles by ordinary resolution unless otherwise provided.

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	Randgold under Jersey law	Barrick under Ontario law	Barrick under British Columbia law
Rights Upon Liquidation	Randgold Shareholders have the right to receive the remaining property of Randgold upon dissolution, subject to the claims of creditors and rights, privileges, restrictions and conditions attaching to each share class in priority.	Barrick Shareholders have the right to receive the remaining property of Barrick upon dissolution, subject to the claims of creditors and rights, privileges, restrictions and conditions attaching to each share class in priority.	Barrick Shareholders have the right to receive the remaining property of Barrick upon dissolution, subject to the claims of creditors and rights, privileges, restrictions and conditions attaching to each share class in priority.

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PART 10

ADDITIONAL INFORMATION

1	Responsibility

1.1	The Randgold Directors, whose names are set out in paragraph 2.1 below, accept responsibility for the information contained in this document other than the information for which responsibility is taken by others pursuant to paragraph 1.2 below. To the best of the knowledge and belief of the Randgold Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2	The Barrick Responsible Persons being the Barrick Directors whose names are set out in paragraph 2.2 below and Catherine Raw, the Executive Vice President and Chief Financial Officer of Barrick, accept responsibility for the information contained in this document relating to Barrick, the Barrick Group, the Barrick Responsible Persons and persons connected with them. To the best of the knowledge and belief of the Barrick Responsible Persons (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2	Directors

2.1	As at the date of this document, the Randgold Directors and their respective positions are:

Name	Position
Christopher L Coleman	Non-Executive Chairman
Mark Bristow	Chief Executive Officer
Graham Shuttleworth	Finance Director, Chief Financial Officer
Andrew J Quinn	Senior Independent Non-Executive Director
Safiatou F Ba-N’Daw	Independent Non-Executive Director
Jemal-ud-din Kassum	Independent Non-Executive Director
Olivia Kirtley	Independent Non-Executive Director
Jeanine Mabunda Lioko	Independent Non-Executive Director

The registered office of Randgold, and the business address of each of the Randgold Directors, is 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ.

2.2	As at the date of this document, the Barrick Directors and their respective positions are:

Name	Position
John L. Thornton	Executive Chairman
María Ignacia Benitez	Director, Independent
Gustavo A. Cisneros	Director, Independent
Graham G. Clow	Director, Independent
J. Michael Evans	Director, Independent
Brian L. Greenspun	Director, Independent
J. Brett Harvey	Director, Independent
Patricia A. Hatter	Director, Independent
Pablo Marcet	Director, Independent
Anthony Munk	Director, Independent
J. Robert S. Prichard	Director, Independent
Steven J. Shapiro	Director, Independent
Ernie L. Thrasher	Director, Independent

The registered office of Barrick, and the business address of each of the Barrick Directors, is TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario M5J 2S1, Canada.

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3	Persons acting in concert

3.1	In addition to other members of the Randgold Group and the Randgold Directors (including their close family members and related trusts), the persons who, for the purposes of the Code, are acting in concert with Randgold are:

Name	Type	Registered Office	Relationship with Randgold
CIBC	Financial services	150 Cheapside,	Financial adviser
London, EC2V 6ET,
United Kingdom

Barclays	Financial services	1 Churchill Place,	Financial adviser
Canary Wharf,
London, E14 5HP

Norton Rose Fulbright LLP	Legal services	3 More London Riverside,	Legal adviser
London, SE1 2AQ,
United Kingdom

3.2	In addition to other members of the Barrick Group and the Barrick Responsible Persons (including their close family members and related trusts), the persons who, for the purposes of the Code, are acting in concert with Barrick are:

Name	Type	Registered Office	Relationship with Barrick
M. Klein and Co	Financial services	640 Fifth Avenue, 12th Floor, New York, NY 10019, USA	Financial adviser

Morgan Stanley	Financial services	25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom	Financial adviser

Shandong Gold	Party to Strategic Investment Agreement	Building 3 of Shuntai Square No. 2000 Shunhua Road Jinan, Shandong, China	Party to a dealing arrangement for the purposes of Note 11 of the definition of “Acting in concert” under the Code

Trust for the Barrick Gold Corporation Global Employee Share Plan and the Barrick Share Purchase Plan	Trust services	c/o Canadian Western Trust Company, 750 Cambie Street, Suite 300, Vancouver, British Columbia V68 0A2 Canada	Trust for the Barrick Gold Corporation Global Employee Share Plan and the Barrick Share Purchase Plan

Trust for the Barrick Gold Corporation Employee Share Purchase Plan	Trust services	c/o Canadian Western Trust Company, 750 Cambie Street, Suite 300, Vancouver, British Columbia V68 0A2 Canada	Trust for the Barrick Gold Corporation Employee Share Purchase Plan

Barrick Legacy Pension Plan	Trust services	c/o BNY Mellon Trust Company 500 Grant Street, 151-4040 Pittsburgh, PA 15258	Pension scheme

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4	Market quotations

4.1	The following table shows the closing prices for Randgold Shares on the London Stock Exchange (as sourced from Bloomberg) and Randgold ADSs on NASDAQ (as sourced from Bloomberg) for the first Dealing Day of each of the six months from May 2018 to October 2018 inclusive, for 21 September 2018 (being the last Business Day prior to the commencement of the Offer Period) and for the Latest Practicable Date:

	LSE Randgold	NASDAQ Randgold
	Share price	ADS price
Date	(GBP)	(US dollars)
May 2018	59.06	81.39
June 2018	59.60	79.03
July 2018	57.32	75.85
August 2018	55.44	72.65
September 2018	50.00	63.78
21 September 2018	49.23	63.91
October 2018	54.18	70.28
Latest Practicable Date	54.18	70.28

4.2	The following table shows the closing prices for Barrick Shares: (a) on the NYSE (as sourced from Bloomberg), and (b) on the TSX, (as sourced from Bloomberg), and for the first Dealing Day of each of the six months from May 2018 to October 2018 inclusive, for 21 September 2018 (being the last Business Day prior to the commencement of the Offer Period) and for the Latest Practicable Date:

	NYSE Barrick	TSX Barrick
	Share price	Share price
Date	(US dollars)	(CAD)
May 2018	13.44	17.29
June 2018	13.08	16.94
July 2018	13.12	17.79
August 2018	10.95	14.19
September 2018	9.84	12.95
21 September 2018	10.47	13.52
October 2018	11.14	14.28
Latest Practicable Date	11.14	14.28

5	Disclosure of interests and dealings in shares

5.1	For the purposes of this paragraph 5:

(a)	acting in concert with Barrick or Randgold means any person acting or deemed to be acting in concert with that party for the purposes of the Code;

(b)	arrangement includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing but excludes irrevocable commitments and letters of intent;

(c)	close relatives has the meaning given to it in the Code;

(d)	connected adviser has the meaning given to it in the Code;

(e)	connected person in relation to a Barrick Responsible Person or a director of Randgold means any person whose interests such person would be required (or would be so required if they were a director) to disclose pursuant to Part 22 of the UK Companies Act and related regulations including:

(i)	such person’s spouse or civil partner;

(ii)	such person’s infant children (including step-children);

(iii)	a body corporate if either:

(A)	that body corporate or its board of directors are accustomed to act in accordance with such person’s directions or instructions; or

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(B)	such person is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of that body corporate; and

in certain circumstances, persons with whom such person has an agreement for the acquisition of shares in the relevant company;

(f)	control means an interest, or interests, in shares carrying in aggregate 30 per cent. or more of the voting rights (as defined in the Code) of a company, irrespective of whether such interest(s) give(s) de facto control;

(g)	dealing has the meaning given to it in the Code;

(h)	derivative includes any financial product the value of which, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;

(i)	disclosure period means the period beginning on 24 September 2017 (being the date 12 months prior to the commencement of the Offer Period) and ending on the Latest Practicable Date;

(j)	exempt fund manager and exempt principal trader have the meanings given to them in the Code;

(k)	financial collateral arrangements are arrangements of the kind referred to in Note 4 on Rule 4.6 of the Code;

(l)	interest or interests in securities have the meaning given to it in the Code;

(m)	Note 11 arrangement includes any indemnity or option arrangement, and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing (other than irrevocable commitments and letters of intent to vote in favour of the Scheme and/or related resolutions, details of which are set out in paragraph 10 of this Part 10);

(n)	Offer Period means in this context the period commencing on 24 September 2018 and ending on the Latest Practicable Date;

(o)	relevant Barrick securities mean relevant securities (such term having the meaning given to it in the Code in relation to an offeror) of Barrick including equity share capital in Barrick (or derivatives referenced thereto) and securities convertible into, rights to subscribe for and options (including traded options) in respect thereof;

(p)	relevant Randgold securities mean relevant securities (such term having the meaning given to it in the Code in relation to an offeree) of Randgold including equity share capital of Randgold (or derivatives referenced thereto) and securities convertible into, rights to subscribe for and options (including traded options) in respect thereof; and

(q)	short position means any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery.

Interests

5.2	As at the Latest Practicable Date, Barrick, the Barrick Responsible Persons, their immediate families, related trusts and any other person acting in concert with Barrick, held the following interests in, or rights to subscribe in respect of, relevant Randgold securities:

		Percentage of
		issued share
	Number of	capital of	Nature of interest or rights
Name	Randgold Shares	Randgold	concerned
Morgan Stanley AIP GP	9,358	0.0099%	Equity long position

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5.3	As at the Latest Practicable Date, the Barrick Responsible Persons, their immediate families, related trusts and any other person acting in concert with Barrick, held the following interests in, or rights to subscribe in respect of, relevant Barrick securities:

			Barrick Shares Issuable
		Percentage of	Pursuant to Stock-Based
	Number of	issued share	Compensation Arrangements
Name	Barrick Shares	capital of Barrick	or Otherwise
Gustavo Cisneros	11,000	0.001%
Graham G. Clow	22,638	0.002%
Brian L. Greenspun	31,185	0.003%
J. Brett Harvey	29,175	0.002%
Patricia Ann Hatter	4,563	<0.001%
Pablo Marcet	20,000	0.002%
Anthony Munk	55,000	0.005%
J. Robert S. Prichard	30,000	0.003%
Catherine Raw	73,352	0.006%	173,888 Performance Granted Share Units
Steven J. Shapiro	30,000	0.003%
John L. Thornton, including related trusts	5,000,000	0.428%
Ernie L. Thrasher	50,000	0.004%
Fundlogic (a Morgan Stanley group company)	41,532	0.0035%
Trust for Barrick Global Employee Share Purchase Plan	3,106	<0.001%
Shandong Gold	3,794,000	0.325%

5.4	As at the Latest Practicable Date, the Randgold Directors, their immediate families, related trusts and any other person acting in concert with Randgold, held the following interests in, or rights to subscribe in respect of, relevant Randgold securities:

		Percentage of
	Number of	issued share capital
Name	Randgold Shares	of Randgold
Christopher Coleman	19,800	0.02%
Mark Bristow	839,034	0.89%
Graham Shuttleworth	102,040	0.11%
Andrew Quinn	11,828	0.01%
Safiatou Ba-N’Daw	6,159	0.01%
Jemal-ud-din Kassum	7,200	0.01%
Olivia Kirtley	3,000	0.00%
Jeanine Mabunda Lioko	8,635	0.01%
Norton Rose Fulbright LLP	1	0.00%

5.5	As at the Latest Practicable Date, Randgold, the Randgold Directors, their immediate families, related trusts and any other person acting in concert with Randgold, held the following interests in, or rights to subscribe in respect of, relevant Barrick securities:

		Percentage of
	Number of	issued share
Name	Barrick Shares	capital of Barrick	Nature of interest or rights concerned
Barclays	1,458,986	0.13%	Equity long position held by Barclays Capital Inc.
Barclays	443,300	0.04%	Stock-settled derivative long position held by Barclays Capital Inc.
Barclays	3,410,400	0.29%	Stock-settled derivative short position held by Barclays Capital Inc.

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Dealings

5.6	The following dealings in relevant Barrick securities by the Barrick Responsible Persons, their immediate families, related trusts and any other person acting in concert with Barrick, have taken place during the disclosure period:

		Number of
		Barrick		Price per
Name	Transaction Type	Shares	Date	Barrick Share
Trust for Barrick Global Employee Share Purchase Plan	Transfer from Trustee to plan administrator for distribution to participants	130,800	27 November 2017	US$ 17.18	[2]
Pablo Marcet	Public market purchase	1,000	15 December 2017	US$ 14.14
Pablo Marcet	Public market purchase	2,500	15 December 2017	US$ 14.10
John L. Thornton	Acquired under dividend reinvestment plan	1,655	15 December 2017	US$ 13.42
John L. Thornton Related Trusts	Acquired under dividend reinvestment plan	356	15 December 2017	US$ 13.42
Graham G. Clow	Public market purchase	5,000	19 December 2017	US$ 14.44
Graham G. Clow	Acquired under dividend reinvestment plan	71	31 December 2017	Cdn $20.59
Catherine Raw	Acquired under PGSU plan (on account of dividends)	508	31 December 2017	Cdn $21.01
Catherine Raw	Grant under PGSU plan	105,327	20 February 2018	Cdn $16.71
Pablo Marcet Geo Logic SA	Public market purchase	4,000	23 February 2018	Cdn $15.68
Pablo Marcet Geo Logic SA	Public market purchase	1,000	27 February 2018	Cdn $15.04
John L. Thornton	Public market purchase	136,636	8 March 2018	US$ 11.72
John L. Thornton	Public market purchase	169,364	8 March 2018	US$ 11.72
Graham G. Clow	Public market purchase	4,000	12 March 2018	Cdn $15.49
Graham G. Clow Barbara Clow	Public market purchase	3,500	12 March 2018	Cdn $15.49
J. Robert S. Prichard	Public market purchase	10,000	12 March 2018	Cdn $15.41
Graham G. Clow	Acquired under dividend reinvestment plan	18	15 March 2018	Cdn $15.13
Graham G. Clow Barbara Clow	Acquired under dividend reinvestment plan	6	15 March 2018	Cdn $15.13
John L. Thornton	Acquired under dividend reinvestment plan	1,906	15 March 2018	US$ 11.68
John L. Thornton Related Trusts	Acquired under dividend reinvestment plan	410	15 March 2018	US$ 11.68
Trust for Barrick Global Employee Share Purchase Plan	Transfer to Trustee from plan administrator of shares not distributed to participants	895	16 March 2018	Cdn $14.78	[3]
Trust for Barrick Global Employee Share Purchase Plan	Transfer to Trustee from plan administrator of shares not distributed to participants	2,160	16 March 2018	US$ 11.52	[4]
Catherine Raw	Public market purchase	10,000	7 May 2018	Cdn $17.37
John L. Thornton Related Trusts	Transfer among related trusts	(315,148)	7 May 2018	US$ 13.42
John L. Thornton Related Trusts	Transfer among related trusts	315,148	7 May 2018	US$ 13.42

[2]	Trustee did not receive cash for these shares. The US$ 17.18 reflects the book value of the shares acquired by Barrick/the plan administrator and transferred to the Trust in August 2017.

[3]	Trustee did not pay for these shares. The Cdn $14.78 reflects the book value of the shares acquired by Barrick/the plan administrator.

[4]	Trustee did not pay for these shares. The US$ 11.52 reflects the book value of the shares acquired by Barrick/the plan administrator.

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		Number of
		Barrick		Price per
Name	Transaction Type	Shares	Date	Barrick Share
Catherine Raw	Public market purchase (purchased following vesting of RSUs)	39,408	16 May 2018	Cdn $16.94
Trust for Barrick Global Employee Share Purchase Plan	Transfer from Trustee to plan administrator of shares for distribution to participants	18	8 June 2018	US$ 11.52[5]
Graham G. Clow	Acquired under dividend reinvestment plan	26	15 June 2018	Cdn $16.64
Graham G. Clow Barbara Clow	Acquired under dividend reinvestment plan	5	15 June 2018	Cdn $16.64
John L. Thornton	Acquired under dividend reinvestment plan	2,027	15 June 2018	US$ 12.72
John L. Thornton Related Trusts	Acquired under dividend reinvestment plan	419	15 June 2018	US$ 12.72
Patricia Ann Hatter	Public market purchase	1,859	29 June 2018	US$ 13.16
Fundlogic (a Morgan Stanley group company)	Public market purchase	41,532	5 September 2018	US$ 8.59
John L. Thornton Related Trusts	Acquired under dividend reinvestment plan	551	15 September 2018	US$ 9.69
John L. Thornton	Acquired under dividend reinvestment plan	2,667	17 September 2018	US$ 9.69
Patricia Ann Hatter	Acquired under dividend reinvestment plan	5	17 September 2018	US$ 11.68
Shandong Gold	Public market purchase	894,000	24 September 2018	Cdn $14.37
Shandong Gold	Public market purchase	500,000	25 September 2018	Cdn $14.67
Pablo Marcet Geo Logic SA	Public market purchase	1,900	25 September 2018	US$ 11.46
Pablo Marcet Geo Logic SA	Public market purchase	5,100	25 September 2018	US$ 11.46
Pablo Marcet Geo Logic SA	Public market purchase	1,000	25 September 2018	US$ 11.25
Shandong Gold	Public market purchase	1,000,000	26 September 2018	Cdn $14.33
Pablo Marcet Geo Logic SA	Public market purchase	3,500	26 September 2018	US$ 11.06
Shandong Gold	Public market purchase	600,000	27 September 2018	Cdn $14.47
Trust for Barrick Global Employee Share Purchase	Transfer to Trustee from plan administrator of shares not distributed to participants	69	27 September 2018	US$ 10.35
Shandong Gold	Public market purchase	800,000	28 September 2018	Cdn $14.38
Patricia Ann Hatter	Public market purchase	2,699	28 September 2018	US$ 11.22
John L. Thornton	Public market purchase	2,105,340	28 September 2018	US$ 11.10
John L. Thornton	Public market purchase	165,689	1 October 2018	US$ 11.11

5.7	The following dealings in relevant Randgold securities by the Randgold Directors their immediate families, related trusts and any other person acting in concert with Randgold, have taken place during the Offer Period:

Nil.

5.8	The following dealings in relevant Randgold securities by Barrick, the Barrick Responsible Persons, and persons with whom Barrick, the Barrick Responsible Persons, their immediate families, related trusts and any other person acting in concert with Barrick, have taken place during the disclosure period:

		Number of
		Randgold		Price per
Name	Transaction Type	Shares	Date	Randgold Share
Morgan Stanley AIP GP LP	Public market purchase	9,358	5 September 2018	49.46

[5]	Trustee did not pay for these shares. The US$ 11.52 reflects the book value of the shares acquired by Barrick/the plan administrator.

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5.9	The following dealings in relevant Barrick securities by Randgold and persons with whom Randgold, the Randgold Directors, their immediate families, related trusts and any other person acting in concert with Randgold, have taken place during the Offer Period:[6]

Barrick Shares

	Date		Nature of	Number of Barrick	Price per Barrick Share (US$)
Name	From	To	transaction	Shares	High	Low
Barclays Capital Inc.	24/09/2018	01/10/2018	Buy	11,038,256	11.6037	10.7500
			Sell	10,724,447	11.5650	10.8098

Options in respect of Barrick Shares

					Number of options in respect of	Price per option in respect of Barrick Share (US$)		Exercise price (US$)
Name	Date		Nature of transaction		Barrick Shares	High	Low	High	Low
Barclays Capital Inc.	24/09/2018	01/10/2018	Buy	Call	76,000	2.67	0.05	20.00	9.00
				Put	44,600	3.91	0.04	15.00	9.00
			Sell	Call	35,100	2.05	0.03	20.00	10.00
				Put	91,400	4.02	0.03	15.00	10.00

Strategic Investment Agreement

5.10	On 24 September 2018 Barrick and Shandong Gold entered into the Strategic Investment Agreement pursuant to which Shandong Gold has agreed to purchase Barrick Shares with an aggregate value of up to US$ 300 million, and Barrick has agreed to invest an equivalent amount in shares of Shandong Mining. These mutual investments will be required to be made within 12 months from the date of the agreement unless otherwise agreed, and will be made through the facilities of the stock exchanges on which their respective shares are listed. The Strategic Investment Agreement also contains consultation and orderly market obligations on each party in relation to certain disposals of shares acquired thereunder. The Strategic Investment Agreement does not confer any governance rights. In connection with the Strategic Investment Agreement, Shandong Gold has delivered the Acknowledgment to Barrick pursuant to which it has acknowledged and undertaken that both it and its affiliates will comply with certain restrictions on the acquisition of Barrick Shares and Randgold Shares imposed by Canadian and U.S. securities laws and the Code.

General

5.11	Save as disclosed in this document, as at the Latest Practicable Date:

(a)	no member of the Randgold Group had any interest in, right to subscribe in respect of, any short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery of relevant Barrick securities or relevant Randgold securities nor has any such person dealt in any relevant securities of Barrick or Randgold during the Offer Period;

(b)	none of the Randgold Directors (and their close relatives, related trusts and connected persons) had any interest in, right to subscribe in respect of, any short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery of relevant Barrick securities or relevant Randgold securities nor has any such person dealt in any relevant securities of Barrick or Randgold during the Offer Period;

(c)	no person deemed to be acting in concert with Randgold had any interest in, right to subscribe in respect of, any short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery of relevant Randgold securities nor has any such person dealt in any relevant securities of Randgold or Barrick during the Offer Period;

[6]	The following reflects aggregated disclosure in respect of Barclays in accordance with Note 2 to Rule 24.4 of the Code. Lists of unaggregated dealings for Barclays will be available for inspection in accordance with paragraph 18 below.

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(d)	no person who has an arrangement with Randgold had any interest in, right to subscribe in respect of, any short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery of relevant Randgold securities nor has any such person dealt in any relevant securities of Randgold or Barrick during the Offer Period;

(e)	neither Randgold, nor any person acting in concert with it, has any Note 11 arrangement with any other person;

(f)	neither Randgold, nor any person acting in concert with it, has borrowed or lent any relevant Randgold or Barrick securities, save for any borrowed shares which have been either on-lent or sold;

(g)	no member of the Barrick Group had any interest in, right to subscribe in respect of, any short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery of relevant Randgold or Barrick securities nor has any such person dealt in any relevant securities of Randgold or Barrick during the disclosure period;

(h)	none of the Barrick Responsible Persons nor their close relatives, related trusts or connected persons had any interest in, right to subscribe in respect of, any short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery of relevant Randgold or Barrick securities nor has any such person dealt in any relevant securities of Randgold or Barrick during the disclosure period;

(i)	no person deemed to be acting in concert with Barrick had any interest in, right to subscribe in respect of, any short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery of relevant Randgold or Barrick securities nor has any such person dealt in any relevant securities of Randgold or Barrick during the disclosure period;

(j)	no person who has an arrangement with Barrick had any interest in, right to subscribe in respect of, any short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery of relevant Randgold or Barrick securities nor has any such person dealt in any relevant securities of Randgold or Barrick during the disclosure period;

(k)	neither Barrick nor any person acting in concert with it has any Note 11 arrangement with any other person; and

(l)	neither Barrick nor any person acting in concert with it has borrowed or lent any relevant Randgold or Barrick securities, save for any borrowed shares which have been either on-lent or sold.

6	Interests of significant shareholders in Barrick

As at the Latest Practicable Date, insofar as it is known to Barrick, the following persons have a potential direct or indirect interest of five per cent. or more of the voting rights in respect of the share capital of the New Barrick Group, immediately following the Effective Date:

			Percentage of Barrick
	Number of	Percentage of	Shares immediately following
Name of Barrick shareholder	Barrick Shares(1)(6)	Barrick Shares(2)	the Effective Date(3)
Blackrock, Inc	71,401,676	6.12%	9.77	%(4)
VanEck Associates Corporation	72,196,331	6.18%	6.33	%(5)

(1)	In so far as known to Barrick as at the Latest Practicable Date.

(2)	Based on the issued ordinary share capital of Barrick of 1,167,593,272 common shares as at the Latest Practicable Date.

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(3)	Calculated by reference to the issued ordinary share capital figures of Randgold and Barrick as at the Latest Practicable Date and the Exchange Ratio.

(4)	Taking into account 16,314,670 Randgold Shares held by Blackrock, Inc identified in the Form 8.3 disclosure made by BlackRock, Inc on 1 October 2018.

(5)	Taking into account 6,328,640 Randgold Shares held by VanEck Associates Corporation identified in the Form 8.3 disclosure made by VanEck Associates on 2 October 2018.

(6)	The holdings of Blackrock, Inc and VanEck Associates Corporation disclosed in this section do not include cash settled derivatives and are not reduced by short positions.

7	Directors’ appointment letters and emoluments

7.1	Executive Directors

Certain particulars of the service contracts currently in force between Randgold and its executive Directors are set out below:

				Notice period
	Date of	Term of	Notice period	(from
Executive Director	appointment	employment	(from Randgold)	individual)	Base salary
Mark Bristow	11 August 1995	Indefinite	Six months	Six months	US$	1,789,887	(1)
Graham Shuttleworth	3 July 2007	Indefinite	Six months	Six months		£574,049	(1)

(1)	Base Salary effective as at 31 December 2017.

Mark Bristow has been the Chief Executive Officer of Randgold since the incorporation of Randgold and entered into his current service agreement on 4 August 1995. He receives a salary of US$ 1,789,887 per annum. Graham Shuttleworth was appointed Chief Financial Officer on 1 July 2007 pursuant to a service agreement entered into with Randgold and receives a salary of £574,049 per annum.

Each of Mark Bristow and Graham Shuttleworth can elect to receive benefits funded from his base salary including medical aid, pension participation and life assurance.

Each of Mark Bristow and Graham Shuttleworth are also eligible to participate in the Randgold Share Plans.

Under the Randgold Annual Bonus Plan, Mark Bristow is entitled, subject to performance conditions, to a target cash bonus of 1.5x his base salary and a maximum cash bonus of 3x his base salary. Similarly, Graham Shuttleworth is entitled, subject to performance conditions, to a target cash bonus of 90% of his base salary and a maximum cash bonus of 1.8x his base salary. Half of each executive Director’s cash bonus is compulsorily transferred into Randgold Shares, which are subject to a three-year holding period. For further information on the Randgold Annual Bonus Plan please see paragraph 9 of Part 2 (Explanatory Statement).

Under the Randgold Long Term Incentive Plan, Mark Bristow is entitled to an annual grant of LTIP awards of 3.5x his base salary and up to 4x his base salary in exceptional circumstances. Graham Shuttleworth is entitled to an annual grant of LTIP awards of 1.95x his base salary and up to 4x his base salary in exceptional circumstances. LTIP awards vest after three years subject to performance conditions and a two-year holding period. For further information on the Randgold Long Term Incentive Plan please see paragraph 9 of Part 2 (Explanatory Statement).

Mark Bristow is entitled to 40 working days’ holiday and Graham Shuttleworth is entitled to 33 working days’ holiday (exclusive of any public holidays celebrated in the UK) per calendar year.

Each of Mark Bristow’s and Graham Shuttleworth’s service agreement contains a provision entitling Randgold to terminate the agreement by payment of a cash sum in lieu of notice equal to the base salary that would have been payable during the notice period (or remainder of the notice period). Randgold has discretion to make the payment as a lump sum or in instalments until the expiry of the notice period. If Randgold chooses to make the payment in instalments, the executive Director has an obligation to mitigate his loss over the relevant period and to disclose the gross amount of any income due to him over the notice period and the instalment payments will be reduced by the amount of such income or fees. Each of the executive Directors is subject to a confidentiality undertaking without limitation in time and to a non-competition restrictive covenant for a period of 6-months after the termination of his employment and to non-solicitation and non-hiring restrictive covenants for a period of 12-months after the termination of his employment.

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Pursuant to a deed of indemnity entered into between Randgold and each of the executive Directors, each executive Director has the benefit of a qualifying third party indemnity from Randgold.

Mark Bristow and Graham Shuttleworth have entered into new service agreements with Barrick in relation to their appointments as Chief Executive Officer and Chief Financial Officer, respectively, of the New Barrick Group. The New Service Agreements and letters of appointment will become effective upon completion of the Merger. Details of these arrangements are set out at paragraph 8 of Part 2 (Explanatory Statement).

7.2	Non-executive Directors

Particulars of the appointment letters between Randgold and Randgold’s non-executive Directors are set out below:

			Notice		Notice
	Date of	Unexpired term	period (from		period (from		Total Fees
Non-executive Director	appointment	of directorship	Randgold)		individual)		(US$)
Christopher L Coleman	3 November 2008	Until annual general meeting	Three months	(1)	Three months	(1)	$305,000	(2)
Andrew J Quinn	1 November 2011	Until annual general meeting	Three months	(1)	Three months	(1)	$225,000	(3)
Safiatou F Ba-N’Daw	1 March 2015	Until annual general meeting	Three months	(1)	Three months	(1)	$95,000	(4)
Jemal-ud-din Kassum	31 January 2014	Until annual general meeting	Three months	(1)	Three months	(1)	$150,000	(5)
Olivia Kirtley	2 February 2017	Until annual general meeting	Three months	(1)	Three months	(1)	$120,000	(6)
Jeanine Mabunda Lioko	28 January 2013	Until annual general meeting	Three months	(1)	Three months	(1)	$70,000	(7)

(1)	The appointment is also terminable by Randgold with immediate effect in the event of a sale, takeover or other material restructure.

(2)	In addition to his annual retainer of US$ 60,000, as Chairman of the Board, Christopher L Coleman is entitled to an annual fee of US$ 225,000, in lieu of any committee membership fees. He is also entitled to US$ 20,000 as Chairman of the Governance and Nomination Committee.

(3)	In addition to his annual retainer of US$ 60,000, as the appointed Senior Independent Director, Andrew Quinn is entitled to an annual fee of US$ 85,000. He is also entitled to US$ 20,000 as Chairman of the Remuneration Committee, US$ 25,000 as a member of the Remuneration Committee and US$ 35,000 as a member of the Audit Committee.

(4)	In addition to her annual retainer of US$ 60,000, Safiatou F Ba-N’Daw is entitled to US$ 35,000 as a member of the Audit Committee.

(5)	In addition to his annual retainer of US$ 60,000, Jemal-ud-din Kassum is entitled to US$ 20,000 as Chairman of the Audit Committee, US$ 35,000 as a member of the Audit Committee, US$ 25,000 as a member of the Remuneration Committee and US$ 10,000 as a member of Governance and Nomination Committee.

(6)	In addition to her annual retainer of US$ 60,000, Olivia Kirtley is entitled to US$ 35,000 as a member of the Audit Committee and US$ 25,000 as a member of the Remuneration Committee.

(7)	In addition to her annual retainer of US$ 60,000, Jeanine Mabunda Lioko is entitled to US$ 10,000 as a member of the Governance and Nomination Committee.

The non-executive Directors may also be removed or may cease to act as a director in accordance with the Randgold Articles.

Each non-executive Director is required to build and then maintain Randgold Shares with a value of at least US$ 120,000 (an amount equal to 2x the annual retainer). Pursuant to their letters of appointment, each non-executive Director is entitled to an award of 1,500 Randgold Shares per year, except for the Chairman of the Board who is entitled to an award of 2,500 Randgold Shares per year, and the Senior Executive Director who is entitled to an award of 2,000 Randgold Shares per year. Non-executive Directors are not entitled to participate in the Randgold Share Plans.

The non-executive Directors are entitled to reimbursement of reasonable expenses. They are not entitled to receive any compensation on termination of their appointment (other than accrued fees and expenses).

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Randgold has agreed to maintain insurance cover for a period of six years after the termination of appointment of non-executive Directors.

Pursuant to a deed of indemnity entered into between Randgold and each of the non-executive Directors, each non-executive Director has the benefit of a qualifying third party indemnity from the Company.

7.3	Save as disclosed above:

(a)	no Randgold Director participates in any commission or profit sharing arrangements;

(b)	no Randgold Director’s service contract includes a provision for compensation payable upon early termination of the contract;

(c)	there exists no other details of any other arrangements which are necessary to enable investors to estimate the possible liability of Randgold on early termination of the Randgold Directors’ service contracts; and

(d)	there are no service contracts between any Randgold Director or proposed Randgold Director and any member of the Randgold Group, and no such contract has been entered into or amended within the six months preceding the date of this document.

8	Material contracts

8.1	Merger-related agreements

Cooperation Agreement

Barrick and Randgold have entered into a cooperation agreement dated 24 September 2018 with respect to conduct of the Merger. Under the terms of the Cooperation Agreement, Barrick and Randgold have agreed, among other things, that:

(a)	Barrick and Randgold shall co-operate with each other in order to assist in obtaining clearance from competition and other governmental bodies in order to satisfy the Conditions relating to such clearances;

(b)	Barrick and Randgold shall co-operate to write to participants in the Randgold Share Plans and to inform them of the impact of the Scheme on their awards;

(c)	Barrick and Randgold intend to implement the Merger by way of the Scheme, subject to the ability of Barrick with the consent of the Panel and Randgold or, in certain circumstances, without the consent of Randgold, to proceed by way of a Takeover Offer in the circumstances described in paragraph 2 of Part 2 (Explanatory Statement);

(d)	Barrick shall pay to Randgold a break fee payment in the amount of US$ 300 million if, following the Announcement Date, any of the following events occur:

(i)	the Cooperation Agreement is terminated because of a Barrick Board Adverse Recommendation Change or because Barrick has breached its obligations relating to Competing Proposals for Barrick in any material respect, which breach is ongoing following the date that is two calendar days following Randgold’s delivery of written notice to Barrick of such breach or such breach is otherwise not curable; provided, however, that no break payment shall be payable in the event that, prior to such termination (A) any person acting in concert with Randgold or at Randgold’s direction or with Randgold’s agreement made, solicited, initiated or otherwise entered into an agreement, assignment, commitment or understanding regarding a Competing Proposal for Barrick (without any regard to the last paragraph of that definition) or (B) a Randgold Board Adverse Recommendation Change has occurred; or

(ii)	(A) a Competing Proposal for Barrick is made to Barrick or is made directly to Barrick Shareholders generally or otherwise becomes publicly known or any person has publicly announced an intention (whether or not conditional) to make a Competing Proposal for Barrick; (B) the Cooperation Agreement is terminated because the approval of the Barrick Shareholder Resolution is not obtained at the Barrick Special Meeting or at any adjournment or postponement thereof or in certain circumstances where Barrick adjourns or postpones the Barrick Special Meeting for more than 15 days or fails to publish the Barrick Information Circular as required pursuant to Barrick’s obligations under the Cooperation Agreement (if such breach is ongoing following the date that is two calendar days following Randgold’s delivery of written notice to Barrick of such breach or is otherwise not curable) or the Barrick Information Circular does not contain the Barrick Recommendation; (C) no Randgold Board Adverse Recommendation Change has occurred prior to such termination; and (D) within 12 months of the termination of the Cooperation Agreement Barrick enters into a definitive agreement for a Competing Proposal for Barrick, the Board of Barrick (or any committee thereof) adopts, approves, recommends or declares advisable any Competing Proposal for Barrick, or a Competing Proposal for Barrick is completed. For purposes of the foregoing, the term Competing Proposal for Barrick shall have the meaning set forth in Part 11 (Definitions), except that references to “20% or more” are deemed to be references to “50% or more”.

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Only one break fee payment can be made and such payment (plus certain additional amounts in respect of VAT) would be Randgold’s sole and exclusive remedy in the relevant circumstances except with respect to fraud.

(e)	Barrick has agreed to a certain non-solicit undertaking pursuant to which Barrick shall not directly or indirectly solicit any Competing Proposal for Barrick or, subject to certain exceptions, furnish any information on any person seeking to make a Competing Proposal for Barrick.

Confidentiality Agreement

Barrick and Randgold have entered into a confidentiality agreement on 28 April 2018, pursuant to which each of Barrick and Randgold has undertaken, amongst other things, to: (a) keep confidential information relating to the Merger and the other party and not to disclose such confidential information to third parties (other than certain permitted parties) unless required by law or regulation or certain other limited exceptions apply; and (b) use the confidential information for the sole purpose of evaluating the other party’s group and/or the Merger and/or negotiating and/or advising on the Merger. These confidentiality obligations remain in force until 28 April 2020.

8.2	Barrick material contracts

Other than the Cooperation Agreement described in paragraph 8.1 above, no material contracts have been entered into by members of the Barrick Group otherwise than in the ordinary course of business since 24 September 2016 (the date two years prior to the commencement of the Offer Period).

8.3	Randgold material contracts

In addition to the Cooperation Agreement described in paragraph 8.1 above, the following material contracts have been entered into by members of the Randgold Group otherwise than in the ordinary course of business since 24 September 2016 (the date two years prior to the commencement of the Offer Period):

Amended and Restated Deposit Agreement

On 3 March 2017, Randgold and the Depositary entered into the Deposit Agreement. The Deposit Agreement contains, among other things, customary provisions pertaining to the form of American depositary receipts, the deposit and withdrawal of ordinary shares, distributions to Randgold ADS Holders, voting of ordinary shares underlying Randgold ADSs, obligations of the depositary and Randgold, charges of the depositary, and compliance with US securities laws.

Facility Agreement

A US$ 400 million unsecured revolving credit facility agreement was entered into on 14 December 2017 between Randgold, Citibank, N.A. London Branch, HSBC Securities (USA) Inc., HSBC Bank PLC and certain other financial institutions (the Facility Agreement). The Facility Agreement is due to mature in December 2022 and is at present undrawn. The interest rate, if drawn, would be LIBOR plus 1.5 per cent. per annum based on Randgold’s level of leverage. The Facility Agreement includes financial covenants in respect of debt and interest coverage.

9	Barrick Directors’ emoluments

No change to the emoluments of the Barrick Directors is contemplated in connection with the Merger.

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10	Irrevocable undertakings

The following holders of Randgold Shares have given irrevocable undertakings to vote in favour of the Scheme at the Jersey Court Meeting and the Special Resolution to be proposed at the Extraordinary General Meeting which are necessary to implement the Merger and any related transactions (and to vote against any resolutions which may result in the Merger not being implemented) in relation to the following Randgold Shares, respectively:

Directors

		Percentage of
	Number of	issued share
Name	Randgold Shares	capital of Randgold
Christopher Coleman	19,800	0.02%
Mark Bristow	839,034	0.89%
Graham Shuttleworth	102,040	0.11%
Andrew Quinn	11,828	0.01%
Safiatou Ba-N’Daw	6,159	0.01%
Jemal-ud-din Kassum	7,200	0.01%
Olivia Kirtley	3,000	0.00%
Jeanine Mabunda Lioko	8,635	0.01%

The undertakings referred to above will cease to be binding only if Barrick announces (with the consent of the Panel) that it does not intend to make or proceed with the Merger or if the Scheme lapses or is withdrawn (other than where Barrick has elected to exercise its right to proceed by way of a Takeover Offer and such Takeover Offer has not lapsed or been withdrawn), but will remain binding in the event that a higher competing offer for Randgold is made.

11	Voting and Support Agreements

The following Barrick Directors have entered into voting and support agreements with Randgold to vote in favour of the Barrick Shareholder Resolution and the Continuance at the Barrick Special Meeting:

		Percentage of
	Number of	issued share capital
Name	Barrick Shares	of Barrick
John L. Thornton	4,785,789	0.410%
María Ignacia Benítez	—	0.000%
Gustavo A. Cisneros	11,000	0.001%
Graham G. Clow	19,138	0.002%
J. Michael Evans	—	0.000%
Brian L. Greenspun	31,185	0.003%
J. Brett Harvey	29,175	0.003%
Patricia A. Hatter	4,563	0.000%
Pablo Marcet	20,000	0.002%
Anthony Munk	55,000	0.005%
J. Robert S. Prichard	30,000	0.003%
Steven J. Shapiro	30,000	0.003%
Ernie L. Thrasher	50,000	0.004%

These voting and support agreements will cease to be binding only if Barrick announces that it does not intend to make or proceed with the Merger or if the Scheme lapses or is withdrawn (other than where Barrick has elected to exercise its right to proceed by way of a Takeover Offer and such Takeover Offer has not lapsed or been withdrawn), but will remain binding in the event that a Barrick Superior Proposal is made.

12	Moto Shares

The Moto Shares are currently being held on trust by Computershare in connection with the arrangement agreement dated 5 August 2009 between the Company, 0858065 B.C. Limited and Moto Goldmines Limited. The arrangement agreement was entered into in connection with the acquisition of Moto Goldmines Limited, pursuant to which former Moto shareholders were entitled to either Randgold Shares or Randgold ADSs in an agreed ratio. Where Moto shareholders had not claimed their entitlements, the Randgold Shares or Randgold ADSs were instead issued to Computershare as trustee, with Moto shareholders given a period of six years to claim their entitlements, following which the relevant Randgold Shares or Randgold ADSs were to be cancelled. The claim period has now ended and the Moto Shares are currently held by Computershare and the Depositary. The Moto Shares will remain so held at the time of the Scheme Court Meeting, pending their transfer for the purposes of satisfying certain of the employee share awards that will vest if the Scheme is sanctioned by the Court (which would otherwise be satisfied from newly issued shares). The voting rights relating to the Moto Shares will not be exercised at the Scheme Court Meeting or the Extraordinary Meeting.

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13	Offer-related fees and expenses

13.1	Barrick fees and expenses

The aggregate fees and expenses expected to be incurred by Barrick in connection with the Merger are estimated to fall within an approximate range between US$ 36,090,000 – US$ 40,305,000(1) (excluding any applicable VAT). These aggregate numbers consist of the following categories:(2)

	From	To
Category	(US$)	(US$)(1)
Financial and corporate broking advice	22,500,000	22,500,000
Legal advice	9,600,000	11,000,000
Accounting advice	570,000	650,000
Public relations advice	2,100,000	4,400,000
Other professional services	320,000	355,000
Other costs and expenses	1,000,000	1,400,000
Total	36,090,000	40,305,000

(1)	Amounts have been subjected to rounding adjustments.

(2)	An element of these costs is based on time spent and hourly rates. The figures included are based on time charged up to the Latest Practicable Date, together with an estimate of time to completion of the Merger.

13.2	Randgold fees and expenses

The aggregate fees and expenses expected to be incurred by Randgold in connection with the Merger are estimated to fall within an approximate range between US$ 25,095,000 – US$ 34,980,000(1) (excluding any applicable VAT). These aggregate numbers consist of the following categories:(2)

	From	To
Category	(US$)	(US$)(1)
Financial and corporate broking advice	17,000,000	24,000,000
Legal advice	5,310,000	6,375,000
Accounting advice	570,000	625,000
Public relations advice	25,000	40,000
Other professional services	390,000	450,000
Other costs and expenses	1,800,000	3,490,000
Total	25,095,000	34,980,000

(1)	Amounts have been subjected to rounding adjustments.

(2)	An element of these costs is based on time spent and hourly rates, or subject to Randgold’s discretion. The figures included are based on time charged up to the Latest Practicable Date, together with an estimate of time to completion of the Merger.

14	Effect of Completion of the Merger

As a result of and with effect from the Effective Date, the earnings, assets and liabilities of the New Barrick Group will include the consolidated earnings, assets and liabilities of the Randgold Group.

15	Consent

15.1	CIBC has given and not withdrawn its written consent to the issue of this document with the inclusion of its name in the form and context in which they are included.

15.2	Barclays has given and not withdrawn its written consent to the issue of this document with the inclusion of its name in the form and context in which they are included.

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15.3	M. Klein and Co. has given and not withdrawn its written consent to the issue of this document with the inclusion of its name in the form and context in which they are included.

15.4	Morgan Stanley has given and not withdrawn its written consent to the issue of this document with the inclusion of its name in the form and context in which they are included.

16	Transfer of beneficial ownership

No agreement, arrangement or understanding exists whereby the beneficial ownership of any of the Scheme Shares to be acquired by Barrick pursuant to the Merger will be transferred to any other person, save that Barrick reserves the right to transfer any such shares to any other member of the Barrick Group.

17	Special arrangement

Save as disclosed in this document, there is no agreement, arrangement or understanding (including compensation arrangement) between Barrick or any person acting in concert with it and any of the directors, recent directors, shareholders or recent shareholders of Randgold, or any person interested or recently interested in Randgold Shares, having any connection with or dependence on or which is conditional upon the outcome of the Merger.

18	Documents published on a website

18.1	Up to and including the Effective Date (or the date on which the Scheme lapses or is withdrawn, if earlier), copies of the following documents will be made available for viewing on Randgold’s website at www.randgoldresources.com:

(a)	the Announcement;

(b)	this document and the Forms of Proxy;

(c)	the Barrick Information Circular;

(d)	the Randgold Articles;

(e)	the Randgold Articles as proposed to be amended by the Special Resolution;

(f)	the Confidentiality Agreement;

(g)	the Cooperation Agreement;

(h)	the Randgold 2017 Accounts;

(i)	the Randgold 2016 Accounts;

(j)	the Randgold Q1 Report;

(k)	the Randgold Q2 Report;

(l)	the unaggregated dealings of Barclays referred to in paragraph 5 above;

(m)	the irrevocable undertakings referred to in paragraph 10 above;

(n)	the voting and support agreements referred to in paragraph 11 above;

(o)	the letters sent to participants in the Randgold Share Plans pursuant to Rule 15 of the Code;

(p)	the written consent of CIBC referred to in paragraph 15 above; and

(q)	the written consent of Barclays referred to in paragraph 15 above.

18.2	Up to and including the Effective Date (or the date on which the Scheme lapses or is withdrawn, if earlier), copies of the following documents will be made available for viewing on Barrick’s website at www.barrick.com:

(a)	the Announcement;

(b)	this document and the Forms of Proxy;

(c)	the Barrick Information Circular;

(d)	the constitutional documents of Barrick;

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(e)	the proposed articles of Barrick pursuant to the Continuance (included as Schedule K to the Barrick Information Circular);

(f)	the Confidentiality Agreement;

(g)	the Cooperation Agreement;

(h)	the Barrick 2017 Annual Financial Statements;

(i)	the Barrick 2016 Annual Financial Statements;

(j)	the Barrick Q1 Financial Statements;

(k)	the Barrick Q2 Financial Statements;

(l)	the irrevocable undertakings referred to in paragraph 10 above;

(m)	the voting and support agreements referred to in paragraph 11 above;

(n)	the letters sent to participants in the Randgold Share Plans pursuant to Rule 15 of the Code;

(o)	the written consent of M. Klein and Co. referred to in paragraph 15 above;

(p)	the written consent of Morgan Stanley referred to in paragraph 15 above;

(q)	the Strategic Investment Agreement between Barrick and Shandong Gold; and

(r)	the Acknowledgment provided by Shandong Gold to Barrick in connection with the Strategic Investment Agreement.

18.3	Neither the contents of Barrick’s website, nor those of Randgold’s website, nor those of any other website accessible from hyperlinks on either Barrick’s or Randgold’s website, are incorporated into or form part of this document.

19	Sources of information and bases of calculation

19.1	In this document:

(a)	all references to Randgold Shares are to Randgold ordinary shares of US$ 0.05 each. All references to Barrick Shares are to Barrick common shares with no par value;

(b)	the percentage of the common shares of the New Barrick Group that will be owned by Randgold Shareholders on a fully diluted basis is calculated by dividing the number of the New Barrick Shares to be issued under the terms of the Merger (as referred to in paragraph 19.1(e)(ii) below) by the common shares of the New Barrick Group (as referred to in paragraph 19.1(e) below) and multiplying the resulting sum by 100 to produce a percentage;

(c)	Randgold’s issued ordinary share capital refers to the 94,475,346 Randgold Shares in issue as at 5.00 p.m. on the Latest Practicable Date;

(d)	Randgold’s fully diluted ordinary share capital is 95,726,057 Randgold Shares which has been calculated on the basis of:

(i)	the number of Randgold Shares in issue as at 5.00 p.m. on the Latest Practicable Date; and

(ii)	the maximum number of further Randgold Shares which may be issued on or after the date of this document on the exercise of options or vesting of awards under the Randgold Share Plans;

(e)	the common shares of the New Barrick Group has been calculated as the sum of:

(i)	a total number of 1,167,648,390 Barrick Shares in issue on a fully diluted basis as at the Latest Practicable Date as calculated using the treasury stock method; and

(ii)	586,609,277 New Barrick Shares which would be issued under the terms of the Merger based on the fully diluted ordinary share capital of Randgold;

(f)	the volume-weighted average price of a Barrick Share is derived from data provided by Bloomberg and refers to trading on the NYSE; the volume-weighted average price of a Randgold ADS is derived from data provided by Bloomberg and refers to trading on NASDAQ;

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(g)	for the purposes of the financial comparisons, no account has been taken of any liability to taxation or the treatment of fractions under the Merger;

(h)	unless otherwise stated:

(i)	the financial information on Barrick is extracted (without material adjustment) from the Barrick 2017 Annual Financial Statements and the Barrick Q2 Financial Statements; and

(ii)	the financial information on Randgold is extracted (without material adjustment) from the Randgold 2017 Accounts and the Randgold Q2 Report;

(i)	the market prices of the Randgold Shares are the last reported sale price in US dollars of a Randgold ADS as quoted on NASDAQ;

(j)	the market prices of the Barrick Shares are the last reported sale price in US dollars of a Barrick Share as quoted on the NYSE;

(k)	the financial comparisons between the New Barrick Group and the Senior Gold Peers relating to total cash costs are derived from data provided by Wood Mackenzie and include C1 cash costs, royalties and other indirect costs;

(l)	return on capital is calculated as net earnings before interest divided by average invested capital which consists of total debt plus total equity less cash and cash equivalents using data provided by Bloomberg as at 31 December 2017;

(m)	the Tier One Gold Assets have been identified using Wood Mackenzie’s global list of gold assets and applying the data requirements set out in the definition for Tier One Gold Assets in Part 11 (Definitions) to determine which of such gold assets satisfy the definition; and

(n)	where any financial metrics have been presented on a combined or aggregate basis, such metrics do not include any pro forma adjustments.

20	Incorporation by reference

20.1	Parts of other documents are incorporated by reference into, and form part of, this document.

20.2	Part 7 (Financial Information) of this document sets out which sections of such documents are incorporated into this document.

20.3	A person who has received this document may request a copy of such documents incorporated by reference. A copy of any such documents or information incorporated by reference will not be sent to such persons unless requested from Computershare at The Pavilions, Bridgwater Road, Bristol, United Kingdom BS99 6ZZ, or by calling the helpline between 8.30 a.m. and 5.30 p.m. (London Time) Monday to Friday (except UK public holidays) on 0370 707 4040 or +44 370 4040 (from outside the UK). Please note that calls may be monitored or recorded and the helpline cannot provide financial, legal or tax advice or advice on the merits of the Merger. If requested, copies will be provided, free of charge, within two Business Days of the request.

21	Non-GAAP Measures Reconciliation

Adjusted EBITDA

“EBITDA” is a non-GAAP financial performance measure, which excludes the following from net earnings: (i) income tax expense; (ii) finance costs; (iii) finance income; and (iv) depreciation. Barrick and Randgold believe that EBITDA is a valuable indicator of their ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Barrick and Randgold use EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Barrick also reports “Adjusted EBITDA” which removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. Barrick believes these items provide a greater level of consistency with the adjusting items included in Barrick’s adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. Barrick and Randgold believe this additional information will assist analysts, investors and other stakeholders in better understanding the New Barrick Group’s ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of its core mining business and not necessarily reflective of the underlying operating results for the periods presented.

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EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Below is a reconciliation of Barrick’s and Randgold’s Adjusted EBITDA to net earnings of each of Barrick and Randgold, respectively.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

For the year ended 31 December 2017 (US$ millions)	Barrick(1)	Randgold(2)	Combined
Net earnings (loss)	$1,516	$335	$1,851
Income tax expense	1,231	146	1,377
Finance costs, net	624	(3)	621
Depreciation	1,647	183	1,830
EBITDA	$5,018	$661	$5,679
Impairment charges (reversals) of long-lived assets	(212)	—	(212)
Acquisition/disposition (gains)/losses	(911)	—	(911)
Foreign currency translation (gains)/losses	72	(10)	62
Other expense adjustments	51	—	51
Unrealized gains on non-hedge derivative instruments	(1)	—	(1)
Adjusted EBITDA	$4,017	$651	$4,668

(1)	Barrick EBITDA and Adjusted EBITDA figures can be found on page 82 of the MD&A accompanying the Barrick 2017 Annual Financial Statements.

(2)	Randgold EBITDA and Adjusted EBITDA figures are calculated using figures from the Consolidated Statement of Comprehensive Income on page F-10 and note 20 on page F-41 of Randgold’s Annual Financial Statement for the financial year ended 31 December 2017. The Randgold foreign currency translation gain is set out on page 3 of the Randgold report for the fourth quarter and year ended 31 December 2017.

Adjusted EBITDA Margin

“Adjusted EBITDA Margin” is calculated by dividing Adjusted EBITDA by revenue. Barrick and Randgold use “Adjusted EBITDA margin” because they believe that this non-GAAP financial performance measure is an important indicator of recurring operations, as it excludes items that may not be indicative of, or are unrelated to, their core operating results, and provides a measure of profitability. “Adjusted EBITDA margin” is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies.

Set out below is a calculation of Adjusted EBITDA Margin for each of Barrick and Randgold:

Calculation of Adjusted EBITDA Margin

For the year ended 31 December 2017 (US$millions)	Barrick(1)	Randgold(2)	Combined
Revenue	$8,374	$1,280	$9,654
Adjusted EBITDA	4,017	651	4,668
Adjusted EBITDA Margin			48%

(1)	Barrick revenue can be found on page 42 of the MD&A accompanying the Barrick 2017 Annual Financial Statements and Adjusted EBITDA for the year ended 31 December 2017 is calculated above.

(2)	Randgold revenue can be found on page F-10 of Randgold’s Annual Financial Statement for the financial year ended 31 December 2017 and the Adjusted EBITDA figure for the year ended 31 December 2017 is calculated above.

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Total Cash Costs

Randgold uses the term “total cash costs”, which is a non-GAAP financial performance measure, calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalized stripping activities.

Total cash costs are calculated on a consistent basis for the periods presented. Total cash costs should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other IFRS measures. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortization would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Barrick and Randgold believe that total cash costs is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Below is a reconciliation of Randgold’s total cash costs to the most directly comparable IFRS measure.

Reconciliation of Randgold’s Total Cash Costs and Total Cash Costs Per Ounce of Gold Sales

For the year ended 31 December 2017 (US$millions)
Gold sales per IFRS	$1,280
Gold sales adjustments for joint ventures	$374
Gold sales	$1,654
Mine production costs	$474
Movement in production inventory and ore stockpiles	$(12)
Royalties	$82
Royalty adjustment for joint ventures	$(16)
Total royalties	$66
Other mining and processing costs	$63
Cash cost adjustments for joint ventures	$225
Total cash costs	$815
Consolidated ounces sold (thousands)	1,315
Total cash costs per ounce	$620

Barrick uses the term “cash costs per ounce” for the most comparable measure to “total cash costs”. Cash costs per ounce is a non-GAAP financial performance measure which is calculated based on the definition published by the World Gold Council (WGC) (a market development organization for the gold industry comprised of and funded by 24 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Barrick uses this measure to monitor the performance of its gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Cash costs start with Barrick’s cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. Barrick believes that its use of cash costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing its operating performance and also its ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore Barrick believes this measure is a useful non-GAAP operating metric and supplements its IFRS disclosure. This measure is not representative of all of Barrick’s cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure does not include depreciation or amortization.

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Cash costs per ounce is intended to provide additional information only and does not have a standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate this measure differently.

Below is a reconciliation of Barrick’s cash costs per ounce to the most directly comparable IFRS measure.

Reconciliation of Barrick’s Cash Costs Per Ounce

For the year ended 31 December 2017 (US$millions)
Cost of sales related to gold production	$4,836
Depreciation	$(1,529)
By-product credits	$(135)
Realized (gains)/losses on hedge and non-hedge derivatives	$23
Non-recurring items	$—
Other (Pierina COS)	$(106)
Non-controlling interests (Pueblo Viejo and Acacia)	$(299)
Cash costs	$2,790
Ounces sold—attributable basis (thousands)	5,302
Cash costs per ounce	$526

For the purposes of presenting a combined total cash costs figure for the New Barrick Group, a reconciliation of Barrick’s cash costs per ounce to total cash costs was undertaken. The reconciliation calculation is set out below.

Reconciliation of Barrick’s Cash Costs to Total Cash Costs and Calculation of Total Cash Costs and Total Cash Costs Per Ounce for the New Barrick Group

For the year ended 31 December 2017 (US$millions)
Barrick cash costs(1)	$2,790
add back Barrick non-controlling interest	299
Barrick total cash costs	$3,089
Randgold total cash costs(2)	815
Combined total cash costs	$3,904
Barrick ounces sold—attributable basis (thousands)(1)	5,302
add Barrick non-controlling interest ounces sold (thousands)(3)	639
Barrick consolidated ounces (thousands)	5,941
Randgold consolidated ounces sold(2) (thousands)	1,315
Combined consolidated ounces sold (thousands)	7,256
Combined total cash costs per ounce(4)	$538

(1)	Barrick reports cash cost per ounce. See the table above for a full reconciliation of cash cost per ounce to the most directly comparable GAAP measure. Barrick cash costs per ounce are reported on an attributable ounce basis whereas Randgold reports total cash costs on a consolidated ounce basis. In order to convert Barrick’s cash costs to total cash costs, the cash costs have been grossed up to include the non-controlling interest portion of costs and ounces for Barrick’s non-wholly owned subsidiaries.

(2)	Randgold reports total cash costs. See the table above for a full reconciliation of total cash costs to the most directly comparable IFRS measure.

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(3)	Ounces attributable to non-controlling interests at Pueblo Viejo and Acacia calculated assuming non-controlling interest of 40% at Pueblo Viejo and 36.1% at Acacia according to page 79 of the MD&A accompanying the Barrick 2017 Annual Financial Statements. Ounces attributable to Barrick can be found on page 76 of the MD&A accompanying the Barrick 2017 Annual Financial Statements.

(4)	The combined total cash costs per ounce is calculated by taking the combined total cash costs and dividing such figure by the combined ounces sold.

22	Non-GAAP Financial Performance Measures

Certain financial performance measures used in this document—namely EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, cash costs per ounce, and total cash costs—are not prescribed by IFRS. These non-GAAP financial performance measures are included because management has used the information to analyse the combined business performance and financial position of the New Barrick Group. These non-GAAP financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In order to provide the combined business performance and financial position of the New Barrick Group, certain non-GAAP financial performance measures of each of Barrick and Randgold have been combined to show an aggregate number. Where a component of the aggregated non-GAAP financial performance measure has been previously reported by Barrick or Randgold this document includes details regarding the manner in which non-GAAP financial performance measures have been aggregated for purposes of this document as well as reconciliations to the most directly comparable GAAP measures as reported by Barrick and Randgold, together with an explanation of the rationale for including the non-GAAP measure.

In order to provide a relative comparison of the New Barrick Group to its Senior Gold Peers, certain financial comparisons between the New Barrick Group and its Senior Gold Peers are made on the basis of data presented by either Factset, Wood Mackenzie or Bloomberg which contain non-GAAP financial performance measures. These non-GAAP financial performance measure comparisons—namely “lowest total cash costs”, “highest Adjusted EBITDA margin”, “highest return on capital” and “lowest gross debt to Adjusted EBITDA ratio” are based solely on the data presented by Factset, Wood Mackenzie or Bloomberg (as applicable) and are intended to provide additional information only and do not have any standardized meaning under IFRS. See “Third Party Data” on page xii for further information.

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PART 11

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise.

$ or USD or US$ or US dollars or cent	the lawful currency of the US

£ or GBP or Pounds sterling or Sterling or pence or p	the lawful currency of the UK

Acacia	Acacia Mining plc, a public limited company incorporated under the laws of England and Wales with registered number 07123187, whose registered office is at 5th Floor, 1 Cavendish Place, London, W1G 0QF

Acceptance Condition	means the acceptance condition to any Takeover Offer

Acknowledgment	means the undertaking and acknowledgment delivered by Shandong Gold to Barrick in connection with the Strategic Investment Agreement

Adjusted EBITDA	earnings before interest, tax, depreciation and amortisation as adjusted for earnings and costs for each of Barrick and Randgold and calculated as set out in “Non-GAAP Measures Reconciliation” at paragraph 21 of Part 10 (Additional Information)

Adjusted EBITDA margin	for a defined period is a percentage equal to Adjusted EBITDA for such defined period divided by total reported revenue for the same defined period

ADS Voting Instruction Card	the voting instruction card for use by Randgold ADS Holders to instruct the Depositary in connection with the Meetings

ADS Voting Record Time	27 September 2018

Agreed Switch	has the meaning given to it in clause 9.1(a) of the Cooperation Agreement

Announcement	the announcement of the Merger made on the Announcement Date pursuant to Rule 2.7 of the Code

Announcement Date	24 September 2018

API	Barrick’s Annual Performance Incentive Plan

Australian Corporations Act	the Corporations Act 2001 (Cth)

Australian Randgold Shareholders	Randgold Shareholders with a registered address in Australia on the Scheme Record Time

Authorisations	authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals

Barclays	Barclays Bank PLC, acting through its Investment Bank

Barrick	Barrick Gold Corporation, a company incorporated under the laws of the Province of Ontario, Canada with registered number 1787274 as the same may be continued under the laws of the Province of British Columbia, Canada

Barrick 2016 Annual Financial
Statements	the audited comparative consolidated financial statements for Barrick for the year ended 31 December 2016 and the related notes

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Barrick 2017 Annual Financial Statements	the audited comparative consolidated financial statements for Barrick for the year ended 31 December 2017 and the related notes

Barrick Annual Financial Statements	the Barrick 2017 Annual Financial Statements and the Barrick 2016 Annual Financial Statements

Barrick Annual Information Form	the annual information form of Barrick dated 23 March 2018 for the financial year ended 31 December 2017

Barrick Board	the board of directors of Barrick, or the members thereof, as the context requires

Barrick Board Adverse Recommendation
Change	the Board of Barrick: (a) withdrawing (or modifying in any manner adverse to Randgold), or proposing publicly to withdraw (or modify in any manner adverse to Randgold), the Barrick Recommendation;

(b) adopting, approving, recommending or declaring advisable, or proposing publicly to adopt, approve, recommend or declare advisable, any Competing Proposal for Barrick;

(c)   failing to include the Barrick Recommendation in the Announcement or the Barrick Information Circular; or

(d)  entering into an acquisition agreement in certain circumstances specified in the Cooperation Agreement

Barrick CDIs	CREST Depository Interests through the existing unsponsored CREST Depository Interests programme administered through CREST in respect of Barrick Shares, as described in paragraph 14 of Part 2 (Explanatory Statement) of this document

Barrick Directors	the directors of Barrick as at the date of this Scheme Document or, where the context so requires, the directors of Barrick from time to time

Barrick Group	Barrick and its subsidiary undertakings

Barrick Information Circular	the management information circular (including all schedules, appendices and exhibits thereto) to be sent by Barrick to Barrick Shareholders in connection with the Barrick Special Meeting, including any amendments or supplements thereto

Barrick Permitted Dividend	Barrick quarterly dividends of: (i) up to US$ 0.03 per Barrick Share for the three month period ending 30 September 2018; and (ii) up to US$ 0.05 per Barrick Share (with a record date prior to the Effective Date) for the three month period ending 31 December 2018, in each case if, as and when declared by the Barrick Board

Barrick Q1 Financial Statements	the condensed unaudited interim consolidated financial statements of Barrick for the three-month period ended 31 March 2018 and the related notes

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Barrick Q2 Financial Statements	the condensed unaudited interim consolidated financial statements of Barrick for the three and six month periods ended 30 June 2018 and the related notes

Barrick Quarterly Reports	the Barrick Q1 Financial Statements and the Barrick Q2 Financial Statements

Barrick Recommendation	means an unqualified recommendation by the Barrick Board to the Barrick Shareholders to vote in favour of the Barrick Shareholder Resolution

Barrick Responsible Persons	collectively, the Barrick Directors and Catherine Raw, the Executive Vice President and Chief Financial Officer of Barrick

Barrick Shareholder Resolution	the shareholder resolution of the Barrick Shareholders approving, by simple majority of the Barrick Shares voted at the Barrick Shareholder Meeting, the issuance of the New Barrick Shares in accordance with the requirements of the TSX

Barrick Shareholders	the holders of Barrick Shares from time to time

Barrick Share Plans	means the Barrick Restricted Share Unit Plan, the Barrick Deferred Share Unit Plan, the Barrick Performance Granted Share Unit Plan, the Barrick Global Employee Share Plan, the Barrick Share Purchase Plan, the Barrick Stock Option Plan (2004) and the Barrick Amended and Restated Stock Option Plan

Barrick Shares	the common shares in the capital of Barrick

Barrick Special Meeting	the special meeting, including any adjournments or postponements thereof, of the Barrick Shareholders to be held to consider and, if thought advisable, approve the Barrick Shareholder Resolution and the special resolution approving the Continuance and any other business which may properly come before the meeting

Barrick Superior Proposal	any unsolicited bona fide written Competing Proposal for Barrick that has not been withdrawn and that:

(a) did not result from a breach by Barrick or any of its representatives of any provision of clauses 8.1 through 8.4 (inclusive) of the Cooperation Agreement;

(b) is made by a third party or group pursuant to which such third party (or in a merger or consolidation involving such party, the stockholders of such third party) or group would acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, liquidation, winding-up or similar transaction, 100% of the Barrick Shares or all or substantially all of the assets of the Barrick Group;

(c) complies with Law;

(d) is not subject to any financing contingency and in respect of which the Barrick Board has concluded, in good faith (after receiving the advice of its legal and financial adviser(s)), that adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full;

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(e) is not subject to any due diligence and/or access condition;

(f) in respect of which the Barrick Board determines in good faith, after receiving the advice of its legal counsel and its financial adviser(s) that: (A) failure to recommend such Competing Proposal for Barrick to the Barrick Shareholders would be inconsistent with its fiduciary duties under Law; and (B) such Competing Proposal for Barrick is on terms more favourable from a financial point of view to the Barrick Shareholders than the Merger, taking into account all the material terms and conditions of (x) such offer (including the material legal, financial and regulatory aspects of the proposal and any potential delay associated therewith) and (y) the Cooperation Agreement (including any changes proposed by Randgold to the terms of the Cooperation Agreement), and also taking into account the expected benefits and any synergies arising from the Merger; and

(g) is otherwise reasonably capable of being consummated on the terms proposed, taking into account all material legal, financial, regulatory and other aspects of such proposal, including conditionality

BCBCA	the Business Corporations Act (British Columbia)

Beneficial Shareholders	Shareholders who do not hold legal title to their shares in their own name

Business Day	means a day other than a Saturday or Sunday or public holiday in England and Wales, Jersey, Canada or the United States on which banks in London, St. Helier, Toronto and New York are open for general commercial business

C$, Cdn $, CAD or Canadian dollars	the lawful currency of Canada

Canada-United Kingdom Tax Convention	Convention Between the Government of Canada and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income and Capital Gains

Canadian-United States Tax Convention	Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital

Canadian Holders	holders of Randgold Shares in Canada, resident in Canada or with a registered address in Canada, and any custodian, nominee or trustee holding Randgold Shares for persons in Canada or with a registered address in Canada

Canadian Randgold ADS Holders	holders of Randgold ADSs from time to time in Canada

CDS	CDS Clearing and Depositary Services Inc.

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certificated form or in certificated form	a share or other security which is not in uncertificated form (that is, not in CREST)

CIBC	Canadian Imperial Bank of Commerce, London Branch

CIM (2014) Standards	Canadian Institute of Mining, Metallurgy and Petroleum 2014 Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014

Closing Price	in respect of Randgold, the last reported sale price in US dollars of a Randgold ADS as quoted on NASDAQ, and in respect of Barrick, the last reported sale price in US dollars of a Barrick Share as quoted on NYSE

Code	means the City Code on Takeovers and Mergers, as issued from time to time by or on behalf of the Panel

COMESA	means the Common Market for Eastern and Southern Africa, which includes the following member states: Burundi, the Comoros, the Democratic Republic of Congo, Djibouti, Egypt, Eritrea, Ethiopia, Kenya, Libya, Madagascar, Malawi, Mauritius, Rwanda, Somalia, Sudan, Swaziland, Seychelles, Tunisia, Uganda, Zambia and Zimbabwe

Competing Proposal for Barrick	means a proposal, offer or expression of interest, whether or not in writing:

(a) for an offer (including an exchange offer or take-over bid), merger, acquisition, dual-listed structure, amalgamation, statutory arrangement, recapitalisation, reverse take-over, and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 20 per cent. or more of the issued or to be issued common share capital of Barrick or any other class of voting or equity securities of Barrick or securities convertible into or exchangeable for such voting or equity securities (when aggregated with the shares already held by the acquirer and any person acting or presumed or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the Code) of Barrick;

(b) for the acquisition or disposal, directly or indirectly (and including by way of dilution as a result of share issuance by any Barrick Group member, excluding Acacia), of all or a significant proportion (being 20 per cent. or more) of the business, assets and/or undertakings of the Barrick Group calculated by reference to any of its revenue, profits or value taken as a whole;

(c) for a demerger and/or liquidation involving all or a significant portion (being 20 per cent. or more) of the Barrick Group calculated by reference to any of its revenue, profits or value taken as a whole; or

(d) for any other transaction which would be reasonably likely materially to preclude, impede or delay or otherwise prejudice, or be an alternative to or inconsistent with, the implementation of the Merger, in each case which is not effected by Randgold (or a person acting in concert with Randgold) or at Randgold’s direction or with Randgold’s agreement, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise and excluding in each case the Strategic Investment Agreement

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Competing Proposal for Randgold

means a proposal, offer or expression of interest, whether or not in writing:

(a)  for an offer (including a partial, exchange or tender offer), merger, acquisition, dual-listed structure, scheme of arrangement, reverse take-over, whitewash transaction and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 20 per cent. or more of the issued or to be issued ordinary share capital of Randgold or any other class of voting or equity securities of Randgold or securities convertible into or exchangeable for such voting or equity securities (when aggregated with the shares already held by the acquirer and any person acting or presumed or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the Code) of Randgold;

(b)  for the acquisition or disposal, directly or indirectly (and including by way of dilution as a result of share issuance by any Randgold Group member), of all or a significant proportion (being 20 per cent. or more) of the business, assets and/or undertakings of the Randgold Group calculated by reference to any of its revenue, profits or value taken as a whole;

(c)  for a demerger and/or liquidation involving all or a significant portion (being 20 per cent. or more) of the Randgold Group calculated by reference to any of its revenue, profits or value taken as a whole; or

(d)  for any other transaction which would be reasonably likely materially to preclude, impede or delay or otherwise prejudice, or be an alternative to or inconsistent with, the implementation of the Merger (including, for the avoidance of doubt, any transaction or arrangement which would constitute a Class 1 transaction for the purposes of the Listing Rules undertaken by Randgold), in each case which is not effected by Barrick (or a person acting in concert with Barrick) or at Barrick’s direction or with Barrick’s agreement, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise

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Computershare	Computershare Investor Services (Jersey) Limited, Randgold’s registrar

Conditions	(a) for so long as the Merger is being implemented by means of the Scheme, the terms and conditions to the implementation of the Merger (including the Scheme) as set out in Part A of Part 3 (Conditions and certain further terms of the Scheme and the Merger) to this document and otherwise in this document, as may be amended by Barrick with the consent of Randgold and the Panel; and

(b) for so long as the Merger is being implemented by means of a Takeover Offer, the terms and conditions referred to in (a) above, as amended by replacing the conditions set out in paragraph 2 of Part A of Part 3 (Conditions and certain further terms of the Scheme and the Merger) to this document with the Acceptance Condition and as may be further amended by Barrick with the consent of the Panel (and, in the event of an Agreed Switch, Randgold), and Condition shall be construed accordingly

Confidentiality Agreement	means the confidentiality agreement between Barrick and Randgold dated 28 April 2018

Consideration	for each Scheme Share, 6.1280 New Barrick Shares

Continuance	the continuance of Barrick to the Province of British Columbia under the BCBCA

Cooperation Agreement	the cooperation agreement entered into between Barrick and Randgold on 24 September 2018 with respect to the conduct of the Merger

Copper Business	consisting of the Lumwana copper mine and the Zaldívar and Jabal Sayid copper joint ventures

CRA	Canada Revenue Agency

CREST	the operator’s system (as defined in the CREST Regulations) in respect of which Euroclear is the authorised operator (as defined in the CREST Regulations) in accordance with which securities may be held and transferred in uncertificated form

CREST Manual	the CREST manual as published on the Euroclear website as amended from time to time

CREST Proxy Instruction	the appropriate CREST message

CREST Regulations	the Companies (Uncertificated Securities) (Jersey) Order 1999

CWMO	Companies (Winding Up and Miscellaneous Provisions) Ordinance

Daily Official List	the daily official list of the London Stock Exchange

Dealing Day	a day on which dealing in domestic securities may take place on, and with the authority of, the London Stock Exchange

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Dealing Disclosure	has the same meaning as in Rule 8 of the Code containing details of dealings in interests in relevant securities of a party to an offer

Depositary	Citibank, N.A.

Deposit Agreement	the amended and restated deposit agreement between Randgold and the Depositary and the holders and beneficial holders of Randgold ADSs dated 3 March 2017, pursuant to which the Depositary replaced the Bank of New York Mellon as depositary for the Randgold ADSs

Depositary Notice of Jersey Court Meeting and Extraordinary General Meeting	the notice to be sent by the Depositary to Randgold ADS Holders in connection with the ADS Voting Instruction Card

Direct Registration System or DRS	a system that allows electronic direct registration of securities in an investor’s name on the books for the transfer agent or issuer, and allows shares to be transferred between a transfer agent and broker electronically

Disclosed

in respect of Barrick, means, information which has been fairly disclosed by or on behalf of Barrick: (i) in the annual report of Barrick for the 12 month period ended 31 December 2017; (ii) in the annual information form of Barrick for the financial year ended 31 December 2017, (iii) in the condensed unaudited interim consolidated financial statements of Barrick for the three months ended 31 March 2018; (iv) in the management’s discussion and analysis of Barrick for the three months ended 31 March 2018; (v) in the condensed unaudited interim consolidated financial statement of Barrick for the three and six months ended 30 June 2018; (vi) in the management’s discussion and analysis of Barrick for the three and six months ended 30 June 2018; (vii) in the Announcement; (viii) in any other public announcement or other document filed by, or on behalf of, Barrick with the SEC or Canadian securities regulatory authorities after 31 December 2017 but prior to the Announcement Date; (ix) in writing to Randgold prior to the Announcement Date (including to Randgold’s officers, employees, agents or advisers in their capacity as such); or (x) in the virtual data room operated by or on behalf of Barrick in respect of the Merger prior to the Announcement Date; and

in respect of Randgold means, information which has been fairly disclosed by or on behalf of Randgold: (i) in the annual report and accounts of the Randgold Group for the 12 month period to 31 December 2017; (ii) in the quarterly announcements of the Randgold Group for (a) the three-month period to 31 March 2018 and (b) the three-month period to 30 June 2018; (iii) in the Announcement; (iv) in any other public announcement by, or on behalf of, Randgold in accordance with the Listing Rules, Disclosure Guidance and Transparency Rules of the FCA (as applicable) after 31 December 2017 but prior to the Announcement Date; (v) in writing to Barrick prior to the Announcement Date (including to Barrick’s officers, employees, agents or advisers in their capacity as such); or (vi) in the virtual data room operated by or on behalf of Randgold in respect of the Merger prior to the Announcement Date

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Disclosure and Transparency Rules	the Disclosure and Transparency Rules of the UKLA

Disclosure Table	details of offeree companies and offerors currently in an offer period published by the Panel under Rule 8 of the Code

DTC	Depository Trust Company, wholly owned subsidiary of The Depositary Trust and Clearing Corporation

EDGAR	the Electronic Document Gathering and Retrieval System of the SEC

Effective Date	the date on which; (a) the Scheme becomes effective in accordance with its terms; or (b) if Barrick elects to implement the Merger by means of a Takeover Offer in accordance with the terms of the Cooperation Agreement, the date that the Takeover Offer becomes or is declared unconditional in all respects

EST	Eastern Standard Time

Euroclear	Euroclear UK & Ireland Limited

Exchange Act	the US Securities Exchange Act of 1934, as amended

Exchange Ratio	the exchange ratio of 6.1280 New Barrick Shares for each Randgold Share

Excluded Shares	(i) any Randgold Shares registered in the name of or beneficially owned by Barrick or any other member of the Barrick Group; and (ii) any Randgold Shares held in treasury by Randgold

Explanatory Statement	the explanatory statement relating to the Scheme, as set out in Part 2 of this document, which together with the document incorporated therein constitute the explanatory statement relating to the Scheme as required by Article 126 of the Jersey Companies Law

Extraordinary General Meeting	the extraordinary general meeting of Randgold convened by the notice set out in Part 13 (Notice of Extraordinary General Meeting) of this document, including any adjournment thereof

FCA	the UK Financial Conduct Authority

FINRA	the Financial Industry Regulatory Authority

Forms of Proxy	the forms of proxy for use at the Shareholder Meetings which accompany this document

forward-looking statements	statements which are, or may be deemed to be, “forward-looking statements” or “forward-looking information” under applicable securities laws

g/t	grams of gold per metric tonne

Goldcorp	Goldcorp Inc.

Gounkoto	Société des Mines de Gounkoto SA

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holder	a registered holder and includes any person entitled by transmission

IASB	International Accounting Standards Board

IFRS	International Financial Reporting Standards

IRR	internal rate of return

IRS	the US Internal Revenue Service

ISIN	International Securities Identification Number

Jersey	Bailiwick of Jersey

Jersey Companies Law	the Companies (Jersey) Law, 1991

Jersey Court	the Royal Court of Jersey

Jersey Court Hearing	the hearing by the Jersey Court of the application to sanction the Scheme under Article 125 of the Jersey Companies Law

Jersey Court Meeting	the meeting(s) of the Scheme Shareholders to be convened by order of the Jersey Court pursuant to Article 125 of the Jersey Companies Law, to consider and, if thought fit, to approve the Scheme (with or without amendment), notice of which is set out at Part 12 (Notice of Jersey Court Meeting) of this document (including any adjournment thereof)

Jersey Financial Services Commission .	Jersey Financial Services Commission, the regulatory body for the finance sector in Jersey

Jersey Register	the register of members of Randgold held by Computershare

Jersey Registrar	the officer appointed by the Jersey Financial Services Commission pursuant to the Jersey Companies Law to exercise the functions of the “registrar” under the Jersey Companies Law

JORC (2012) Code	the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves standards and guidelines, published and maintained by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia

Kibali	Kibali Goldmines SA

Kibali Mine	the Kibali gold mine located in the north-east of the Democratic Republic of Congo

Latest Practicable Date	1 October 2018, being the latest practicable date before the publication of this document

Law	any applicable statute, law, rule, regulation, ordinance, code, order, judgment, injunction, writ, decree, directive, policy, guideline, interpretation or rule of common law issued, administered or enforced by any government authority, or any judicial or administrative interpretation thereof

Listing Rules	the rules and regulations made by the FCA pursuant to Part 6 of the Financial Services and Markets Act 2000 and contained in the FCA’s publication of the same name

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London Stock Exchange or LSE	the London Stock Exchange PLC or its successor

Longstop Date	28 February 2019 or such later date as may be agreed in writing by Barrick and Randgold (with the Panel’s consent and (if such approval is required) as the Jersey Court may approve)

Loulo	Société des Mines de Loulo SA

Loulo Mine	the Loulo gold mine situated in western Mali

LSE Listing Cancellation	the proposed cancellation of the listing of Randgold Shares (including Randgold Shares underlying the Randgold ADSs) on the Official List and the trading in Randgold Shares (including Randgold Shares underlying the Randgold ADSs) with effect as of or shortly following the Effective Date

LTI	Barrick’s Long Term Incentive

M. Klein and Co	M. Klein and Company, LLC which provides investment banking services through The Klein Group, LLC, a registered broker dealer

Massawa Project	the exploration project on the Kanoumba exploration permit in eastern Senegal

Merger	the direct or indirect acquisition of the entire issued and to be issued share capital of Randgold by Barrick to be effected by way of: (i) the Scheme; or (ii) a Takeover Offer (as the case may be)

MI 61-101	Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions

Mlb	million pounds

Morgan Stanley	Morgan Stanley & Co. International plc, acting together with its affiliate, Morgan Stanley Canada Limited

Morila	Société des Mines de Morila SA,

Morila Mine	the Morila gold mine situated approximately 280 kilometres south-east of Bamako, Mali

Moto Shares	58,018 Ordinary Shares and 168 Randgold ADSs

Moz	million troy ounces

Mt	million metric tonnes

NASDAQ	the NASDAQ Global Select Market

New Barrick Group	the enlarged group following the Merger comprising the Barrick Group and the Randgold Group

New Barrick Shares	the new Barrick Shares which are to be issued pursuant to the Scheme

New Member	a person (other than Barrick or its nominee(s)) to whom any Post-Scheme Shares are issued

New Service Agreements	the service agreements between Barrick and each of Mark Bristow and Graham Shuttleworth with effect from the day following the Effective Date

NI 43-101	National Instrument 43-101 — Standards of Disclosure of Mineral Projects of the Canadian Securities Administrators

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NI 62-103	National Instrument 62-103 — The Early Warning System and Related Take-Over Bid and Insider Reporting Issues

NI 62-104	National Instrument 62-104 — Take-Over Bids and Issuer Bids

Non-Core Assets	assets that are neither Tier One Gold Assets nor Strategic Assets, nor form part of the strategic Copper Business

Non-Permitted Barrick Dividend	any Barrick dividend (other than or in excess of the Barrick Permitted Dividends), distribution or return of capital that after the Announcement Date is declared, made or paid or becomes payable in respect of the Barrick Shares with a record date on or before the Effective Date

Non-Resident Holder	a Holder who, for the purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Scheme Shares or New Barrick Shares in a business carried on in Canada

NYSE	the New York Stock Exchange

OBCA	the Business Corporations Act (Ontario)

Offer Period	the offer period commencing on 24 September 2018 and ending on the earlier of the Effective Date and the date on which the Scheme lapses or is withdrawn (or such other date as the Panel may decide) (and as more particularly defined in the Code), provided that references to the Offer Period in paragraph 5 of Part 10 (Additional Information) of this document are to the Offer Period up to the close of business on the Latest Practicable Date

Official List	the official list maintained by the UK Listing Authority

Opening Position Disclosure	an announcement containing details of interests or short positions in, or rights to subscribe for, any relevant securities of a party to the offer if the person concerned has such a position, as defined in Rule 8 of the Code

Overseas Shareholders	Randgold Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside Canada, the US, the UK or Jersey, or who are nominees of, or custodian or trustees for, the same

Panel or Takeover Panel	the UK Panel on Takeovers and Mergers

PFIC	passive foreign investment company

PGSUs	Barrick Performance Granted Share Units

Post-Scheme Share	any Randgold Shares issued to any person (other than Barrick) on or after the Scheme Record Time

PRA	the UK Prudential Regulation Authority

pro forma balance sheet	the Barrick unaudited pro forma consolidated balance sheet as at June 30, 2018

pro forma financial statements	collectively, the pro forma balance sheet and the pro forma statements of income

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pro forma statements of income	the Barrick unaudited pro forma consolidated statements of income for the year ended December 31, 2017 and for the six months ended June 30, 2018

Pre-emption Right	has the meaning given to it in paragraph 10 of Part 2 (Explanatory Statement) of this document

QEF	a qualified electing fund

Qualified Person	has the meaning given to it in NI 43-101

Randgold	Randgold Resources Limited, a company limited by shares incorporated in Jersey with registered number 62686 with its registered office at 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ

Randgold 2016 Accounts	the audited consolidated financial statements for Randgold and its subsidiary undertakings for the year ended 31 December 2016

Randgold 2017 Accounts	the audited consolidated financial statements for Randgold and its subsidiary undertakings for the year ended 31 December 2017

Randgold ADS Holder	a holder of Randgold ADSs from time to time

Randgold ADSs	American Depositary Shares, each of which represents one Randgold Share

Randgold ADS Depositary or Depositary	Citibank, N.A., as depositary for the Randgold ADSs

Randgold Annual Bonus Plan	the Randgold Annual Bonus Plan approved by the Board on 2 May 2011 and amended by the Board on 28 February 2014, 3 May 2016, 16 March 2017 and 22 March 2018

Randgold Articles	the memorandum and articles of association of Randgold

Randgold Board	the board of directors of Randgold, or the members thereof, as the context requires

Randgold Board Adverse Recommendation Change	(a) if Randgold makes an announcement prior to the publication of this Scheme Document (or the Takeover Offer Document, if applicable) that: (i) the Randgold Directors no longer intend to make the Randgold Board Recommendation or intend to modify or qualify such recommendation in any adverse way; (ii) except as contemplated in the Cooperation Agreement, it will not convene the Jersey Court Meeting or the Extraordinary General Meeting; or (iii) (if different) the document convening the Randgold General Meeting;

(b) if Randgold makes an announcement that it will delay the convening of, or will adjourn, the Jersey Court Meeting, the Extraordinary General Meeting or the Jersey Court Hearing for more than 15 calendar days, in each case without the consent of Barrick, or fails to register the Scheme Court Order with the Registrar of Companies by the later of (i) the expected Effective Date as set out in this Scheme Document or any subsequent announcement in relation to the timetable of the Merger published with the agreement of the parties and (ii) 2 Business Days of its grant;

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(c) the Randgold Board Recommendation is not included by Randgold in this Scheme Document (or the Takeover Offer Document, if applicable); or

(d) the Board of Randgold in any way withdraw, adversely modify or adversely qualify the Randgold Board Recommendation

Randgold Board Recommendation	means an unqualified recommendation from the Board of Randgold to Randgold Shareholders in respect of the Merger: (i) to vote in favour of the Randgold Resolutions; or (ii) if Barrick elects to implement the Merger by means of a Takeover Offer in accordance with the terms of the Cooperation Agreement, to accept the Takeover Offer

Randgold CEO Award	the one-off award of performance shares granted to Mark Bristow on 29 April 2013

Randgold Co-investment Plan	the Randgold Co-investment Plan approved by Randgold in general meeting on 3 May 2011 and amended by the Randgold Board on 30 January 2012

Randgold Directors	the directors of Randgold as at the date of this Scheme Document or, where the context so requires, the directors of Randgold form time to time

Randgold Equalisation Dividend	the dividend payable to the Randgold Shareholders if a Non-Permitted Barrick Dividend is declared, made or paid in accordance with paragraph 9 of Part 1 (Letter from the Non-Executive Chairman of Randgold)

Randgold Group	Randgold and its subsidiary undertakings and, in the context of the Cooperation Agreement, Randgold and its subsidiary undertakings and any undertakings in which it controls, directly or indirectly, 20 per cent. of the voting rights and member of the Randgold Group shall be construed accordingly

Randgold Long Term Incentive Plan or LTIP	the Randgold Long-Term Incentive Plan approved by the Randgold Board and by the Special Committee of the Remuneration Committee on 20 March 2018 and approved by the Randgold Shareholders on 8 May 2018

Randgold Permitted Dividend	the dividend payable to Randgold Shareholders in accordance with paragraph 9 of Part 1 (Letter from the Non-Executive Chairman of Randgold)

Randgold Q1 Report	the unaudited first quarter financial report of Randgold dated 10 May 2018 in respect of the three-month period ending 31 March 2018

Randgold Q2 Report	the unaudited second quarter financial report of Randgold dated 9 August 2018 in respect of the three-month period ending 30 June 2018

Randgold Quarterly Reports	the Randgold Q1 Report and the Randgold Q2 Report

Randgold Resolutions	such shareholder resolutions of Randgold as are necessary to approve, implement and effect the Scheme and the Merger and changes to Randgold’s articles of association

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Randgold Restricted Share Scheme	the Randgold Restricted Share Scheme approved by the Randgold Board on 26 March 2008 and by Randgold in the general meeting on 28 July 2008 and amended by the Randgold Board on 30 January 2012

Randgold Return of Capital	any dividend, distribution or return of capital that is declared, made or paid or becomes payable in respect of the Randgold Shares (other than a Randgold Permitted Dividend or a Randgold Equalisation Dividend) with a record date on or before the Scheme Record Time

Randgold Share Awards	awards over Randgold Shares granted under the Randgold Share Plans

Randgold Share Plans	the Randgold CEO Award, the Randgold Restricted Share Scheme, the Randgold Co-investment Plan, the Randgold Long-Term Incentive Plan, and the Randgold Annual Bonus Plan (to the extent it relates to the deferred bonus shares)

Randgold Share(s)	the ordinary shares of US$ 0.05 each in the capital of Randgold

Randgold Shareholders	the registered holders of Randgold Shares from time to time

Receiving Agent	Computershare

Regulation	Council Regulation (EC) 139/2004 (as amended)

Regulatory Information Service	any information service authorised from time to time by the FCA for the purpose of disseminating regulatory announcements

Relationship Agreement	the amended and restated relationship agreement dated 16 November 2014 entered into between Barrick and Acacia

Relevant Holder	a holder of Scheme Shares at the Scheme Record Time

relevant securities	Randgold Shares, other Randgold share capital and any securities convertible into or exchangeable for, and rights to subscribe for, any of the foregoing

Restricted Jurisdiction	any jurisdiction (excluding Canada, Jersey, the United Kingdom and the United States) where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure for Barrick or Randgold if information concerning the Merger is sent or made available to Randgold Shareholders in that jurisdiction

Scheme	the scheme of arrangement proposed to be made under Article 125 of the Jersey Companies Law between Randgold and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Jersey Court and agreed to by Randgold and Barrick, particulars of which are set out in Part 5 (The Scheme of Arrangement)

Scheme Court Order	the order(s) of the Jersey Court sanctioning the Scheme under Article 125 of the Jersey Companies Law

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Scheme Document	this document

Scheme Record Time	means 6.00 p.m. on the date of the Jersey Court Hearing, or such later time as Randgold and Barrick may agree

Scheme Shareholders	the holders of Scheme Shares

Scheme Shares	all Randgold Shares which are:

(a) in issue at the date of the Scheme Document;

(b) (if any) issued after the date of the Scheme Document but before the Scheme Voting Record Time; and

(c)   (if any) issued on or after the Scheme Voting Record Time and before the Scheme Record Time in respect of which the original or any subsequent holders thereof shall be bound by the Scheme or in respect of which the holders thereof shall have agreed in writing to be bound by the Scheme, in each case, other than the Excluded Shares

Scheme Voting Record Time	48 hours prior to the time set for the Jersey Court Meeting, or, if the Jersey Court Meeting, is adjourned, 48 hours prior to the time set for such adjourned meeting

SEC	the US Securities and Exchange Commission

Securities Act	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

SEDAR	the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators

Senior Gold Peers	Agnico Eagle Mines Limited, Goldcorp Inc., Newcrest Mining Limited, and Newmont Mining Corporation

SFO	Securities and Futures Ordinance

Shandong Gold	Shandong Gold Group Co., Ltd.

Shandong Mining	Shandong Gold Mining Co., Ltd.

Shareholder Meetings or Meetings	the Jersey Court Meeting and the Extraordinary General Meeting and Shareholder Meeting or Meeting means either of them

SOKIMO	Société de Miniere de Kilo-Moto SA

Special Resolution	the special resolution to be proposed by Randgold at the Extraordinary General Meeting in connection with, among other things, the approval of the Scheme and the alteration of the Randgold Articles and such other matters as may be necessary to implement the Scheme

Strategic Assets	assets which, in the opinion of Barrick and Randgold, have the potential to deliver significant unrealised value in the future

Strategic Investment Agreement	means the strategic investment agreement entered into between Barrick and Shandong Gold on 24 September 2018, which provides for cross-investments of up to US$ 300 million through the acquisition of shares of Shandong Mining and Barrick, respectively, through the facilities of the stock exchanges on which such shares are listed

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Substantial Interest	a direct or indirect interest in 20 per cent. or more of the voting equity capital of an undertaking

Takeover Offer or Offer	means a take-over offer (within the meaning of Article 116 of the Jersey Companies Law) to be made by or on behalf of Barrick to acquire the entire issued and to be issued share capital of Randgold on the terms and conditions to be set out in the Takeover Offer Document

Takeover Offer Document	if (following the date of the Cooperation Agreement) Barrick elects to implement the Merger by way of the Takeover Offer in accordance with clause 9.1 of the Cooperation Agreement, the document to be sent to (among others) Randgold Shareholders setting out, among other things, the full terms and conditions of the Takeover Offer

Tax Act	Income Tax Act (Canada)

Tax Act Regulations	the regulations under the Tax Act

Tax Proposals	specific proposals to amend the Tax Act and Tax Act Regulations which have been announced by or on behalf of the Minister of Finance (Canada) prior to the date of this document

Third Party	any central bank, ministry, governmental, quasi-governmental, supranational (including COMESA and the European Union), statutory, regulatory or investigative body, authority or tribunal (including any national or supranational anti-trust, competition or merger control authority, any sectoral ministry or regulator and foreign investment review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by any of them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction

Tier One Gold Asset	means a mine with a stated mine life in excess of ten years with 2017 production of at least five hundred thousand ounces of gold, 2017 total cash cost per ounce in the bottom half of all gold mines contained in Wood Mackenzie’s Metals Cost Curves Tool (<US$748/oz total cash cost), excluding state-owned and privately-owned mines

Tongon	Société des Mines de Tongon SA

Tongon Mine	the Tongon gold mine situated 628 kilometres north Abidjan, Côte d’Ivoire

Transfer Agent	the transfer agent appointed by Barrick being AST Trust Company (Canada), 1 Toronto Street, Suite 1200, Toronto, ON M5C 2V6 in Canada and American Stock Transfer & Trust Company, LLC, in the United States

TSX	the Toronto Stock Exchange

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UK	the United Kingdom of Great Britain and Northern Ireland

UK Companies Act	the Companies Act 2006, as amended

UK Listing Authority or UKLA	the FCA as the authority for listing in the United Kingdom

uncertificated form or in uncertificated form	a share or other security recorded on the relevant register as being held in uncertificated form in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST

United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland

United States of America, United States or US	the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to its jurisdiction and any political sub-division thereof

US GAAP	United States generally accepted accounting principles

US Holders	holders of Randgold Shares in the US, resident in the US or with a registered address in the US, and any custodian, nominee or trustee holding Randgold Shares for persons in the US or with a registered address in the US

US Randgold ADS Holders	holders of Randgold ADSs from time to time in the United States

US Tax Code	US Internal Revenue Code of 1986, as amended

WGC	World Gold Council

Wider Barrick Group	Barrick and the subsidiaries and subsidiary undertakings of Barrick and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Barrick Group is interested or any undertaking in which Barrick and such undertakings (aggregating their interests) have a Substantial Interest)

Wider Randgold Group	Randgold and the subsidiaries and subsidiary undertakings of Randgold and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Randgold Group is interested or any undertaking in which Randgold and such undertakings (aggregating their interests) have a Substantial Interest)

For the purposes of this document, subsidiary, subsidiary undertaking and undertaking and associated undertaking have the respective meanings given thereto by the UK Companies Act.

References to an enactment include references to that enactment as amended, replaced, consolidated or re-enacted by or under any other enactment before or after the date of this document. All the times referred to in this document are Greenwich Mean Time unless otherwise stated.

References to the singular include the plural and vice versa.

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PART 12

NOTICE OF JERSEY COURT MEETING

IN THE ROYAL COURT OF	File No: 2018/253
JERSEY SAMEDI DIVISION

IN THE MATTER OF RANDGOLD RESOURCES LIMITED

and

IN THE MATTER OF THE COMPANIES (JERSEY) LAW 1991 (as amended)

NOTICE IS HEREBY GIVEN that, by an Act of Court dated 4 October 2018 made in the above matters, the Royal Court of Jersey has directed a meeting (the Jersey Court Meeting) to be convened of the holders of the Scheme Shares (as defined in the Scheme hereinafter mentioned) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between Randgold Resources Limited (the Company) and the holders of the Scheme Shares (the Scheme) and that such Jersey Court Meeting shall be held at the offices of Ogier at 44 Esplanade, St Helier, Jersey JE4 9WG on 5 November 2018 at 9.00 a.m. at which place and time all holders of the Scheme Shares are requested to attend either in person or by proxy.

A copy of the said Scheme and a copy of the explanatory statement required to be published pursuant to Article 126 of the Companies (Jersey) Law 1991 (as amended) (the Jersey Companies Law) are incorporated in the document of which this notice forms part. Terms defined in the Scheme have the same meanings in this notice.

Voting on the resolution to approve the Scheme will be by poll, which shall be conducted as the Chairman of the Jersey Court Meeting may determine.

By the said Act of Court, the Court has appointed Mr Christopher Coleman or, failing him, any other director of the Company to act as Chairman of the Jersey Court Meeting and has directed the Chairman to report the result thereof to the Jersey Court.

The Scheme will be subject to the subsequent sanction of the Court.

Dated 4 October 2018

Ogier

Advocates for the Company

Notes

1.	A member entitled to attend and vote at the Jersey Court Meeting is entitled to appoint one or more proxies to exercise all or any of his rights to attend and vote at the Jersey Court Meeting and any adjournment(s) thereof. A member may appoint more than one proxy in relation to the Jersey Court Meeting, provided that each proxy is appointed to exercise the rights attaching to a different share or shares held by him. A proxy need not be a member of the Company.

2.	The appointment of a proxy does not preclude a member from subsequently attending and voting at the Jersey Court Meeting, or any adjournment thereof, in person if he so wishes and is entitled to do so.

3.	A BLUE Form of Proxy and a reply paid envelope for use by Scheme Shareholders is enclosed. Please read carefully the instructions on how to complete the form. To be valid, a duly completed BLUE Form of Proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of attorney or other authority, must be received by Computershare Investor Services (Jersey) Limited at c/o The Pavilions, Bridgwater Road, Bristol, United Kingdom BS99 6ZY not later than 9.00 a.m. on 4 November 2018 or, if the Jersey Court Meeting is adjourned for less than 28 days but more than 48 hours, not less than 24 hours before the time fixed for the adjourned meeting. If the BLUE Form of Proxy is not returned in time, the BLUE Form of Proxy may be handed to a representative of Computershare Investor Services (Jersey) Limited, or behalf of the Chairman of the Jersey Court Meeting, or to the Chairman of the Jersey Court Meeting, before the start of the meeting.

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4.	As an alternative to completing and returning the BLUE Form of Proxy, proxies may be appointed electronically by logging on to the following website: www.investorcentre.co.uk/eproxy and following the instructions there. Scheme Shareholders will need their investor code, which is set out in their personalised Form of Proxy, if they have not previously registered with www.investorcentre.co.uk/eproxy.

5.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as specified in the CREST Manual (available via http://www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s agent (ID 3RA50) not later than the time stated in Note 3 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change in instructions to proxies appointed though CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. Reference should be made to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Article 34 of the Companies (Uncertificated Securities) (Jersey) Order 1999.

6.	To change your proxy instructions simply submit a new proxy appointment using the methods described herein. Note that the cut-off time for receipt of proxy appointments (see above) also applies in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded. Where you have appointed a proxy using the hard copy proxy form and you would like to change the instructions using another hard copy proxy form, please contact Computershare Investor Services (Jersey) Limited c/o The Pavilions, Bridgwater Road, Bristol, United Kingdom BS99 6ZZ. When two or more valid but differing appointments of proxy are delivered or received for the same Scheme Share for use at the Jersey Court Meeting, the one which is last validly delivered or received (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is not able to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

7.	Only those Scheme Shareholders registered in the register of members of the Company as at 9.00 a.m. on 3 November 2018 or, in the event that the Jersey Court Meeting is adjourned, in such register 48 hours before the time set for the adjourned meeting, shall be entitled to attend or vote at the Jersey Court Meeting in respect of the number of Scheme Shares registered in their names at the relevant time. Changes to entries after the relevant time will be disregarded in determining the rights of any person to attend or vote at the meeting.

8.	In the case of joint holders of Scheme Shares, any one such joint holder may tender a vote, whether in person or by proxy, at the Jersey Court Meeting, but if more than one such joint holder shall tender a vote the vote of the person named first in the register of members of the Company shall be accepted to the exclusion of the other joint holder(s).

9.	Any corporation which is a member can appoint a corporate representative who may exercise on its behalf all of its powers as a member. Under Jersey law it is possible for a body corporate to appoint more than one corporate representative. The rules and law governing how multiple corporate representatives may vote and act are set out in Article 93 of the Jersey Companies Law.

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PART 13

NOTICE OF EXTRAORDINARY GENERAL MEETING

RANDGOLD RESOURCES LIMITED

Notice is hereby given that an extraordinary general meeting (the Extraordinary General Meeting) of RANDGOLD RESOURCES LIMITED (the Company) will be held at the offices of Ogier at 44 Esplanade, St Helier, Jersey JE4 9WG on 5 November 2018 at 9.15 a.m. (or as soon thereafter as the Jersey Court Meeting (as defined in the document of which this Notice forms part) shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution.

Terms defined in the scheme of arrangement dated 4 October 2018 (the Scheme) between the Company and the holders of Scheme Shares (as defined in said Scheme) have the same meanings in this Notice.

SPECIAL RESOLUTION

THAT for the purpose of giving effect to the Scheme, a print of which has been produced to this meeting and for the purposes of identification signed by the chairman thereof, in its original form or subject to such modification, addition or condition approved or imposed by the Royal Court of Jersey (the Jersey Court) and agreed by the Company and Barrick:

(A)	the directors of the Company (or a duly authorised committee thereof) be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into full effect; and

(B)	with effect from the passing of this resolution, the Articles of Association of the Company be and are hereby amended by the adoption and inclusion of the following new Article 107 (and amending the remainder of the Articles of Association of the Company and any cross-references thereto accordingly):

“107	SCHEME OF ARRANGEMENT

107.1	In this Article 107:

(a)	Barrick means Barrick Gold Corporation, a company incorporated under the laws of the Province of Ontario, Canada with registered number 1787274 as the same may be continued under the laws of the Province of British Columbia, Canada; and

(b)	the Scheme means the scheme of arrangement dated 4 October 2018 between the Company and the Scheme Shareholders (as defined in the Scheme) under Article 125 of the Law in its original form or with or subject to any modification, addition or condition approved or imposed by the Royal Court of Jersey and agreed by the Company and Barrick and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article.

107.2	Notwithstanding any other provision of these Articles or the terms of any resolution passed by the Company in general meeting, if the Company issues any Shares (other than to Barrick) on or after the adoption of this Article 107 and at or prior to the Scheme Record Time (as defined in the Scheme), such shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares for the purposes thereof) and the original or any subsequent holder or holders of such Shares shall be bound by the Scheme accordingly.

107.3	Subject to the Scheme becoming effective, and notwithstanding any other provision of these Articles, if any Shares are issued to any person (other than Barrick) (the New Member) after the Scheme Record Time (the Post-Scheme Shares), such New Member shall be obliged to transfer forthwith the Post-Scheme Shares held by the New Member (or any subsequent holder of any nominee of such New Member or any such subsequent holder) to Barrick (or as Barrick may direct) in consideration of and conditional on the issue of 586,609,277 Barrick Shares (New Barrick Shares) (and any payment of cash in lieu of fractional share entitlements) to the New Member for every one (1) Post-Scheme Share.

107.4	On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation), the value of the consideration per Post-Scheme Share to be provided under Article 107.3 above shall be adjusted by the Directors in such manner as the auditors of the Company or an independent investment bank selected by the Company may determine to be fair and reasonable to the New Member to reflect such reorganisation or alteration. References in this Article to Shares shall, following such adjustment, be construed accordingly.

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107.5	To give effect to any transfer required by this Article, the Company may appoint any person as agent and/or attorney (Attorney) for the New Member to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of Barrick and do all such other things and execute and deliver all such documents as may in the opinion of the Attorney be necessary or desirable to vest the Post-Scheme Shares in Barrick and pending such vesting to exercise all such rights to the Post-Scheme Shares as Barrick may direct. If an Attorney is so appointed, the New Member shall not thereafter (except to the extent that the Attorney fails to act in accordance with the directions of Barrick) be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed by Barrick. The Company may give good receipt for the consideration for the Post-Scheme Shares and may register Barrick as holder thereof and issue to it certificate(s) for the same. The Company shall not be obliged to issue a certificate to the New Member for any Post-Scheme Shares.

107.6	No fractions of a New Barrick Share shall be allotted, issued or transferred to a New Member pursuant to this Article. A New Member which otherwise would have received a fraction of a New Barrick Share pursuant to this Article will instead receive an amount in cash rounded to the nearest cent, based on the amount obtained by multiplying such fraction by the average Closing Price of Barrick Shares on the NYSE on each of the five consecutive trading days ending on the trading day that is two trading days prior to the Effective Date, except that individual entitlements of less than US$ 5.00 will not be paid but will be retained for the benefit of the New Barrick Group. The cash payments paid to such New Member in respect of fractional entitlements shall be a US dollar amount other than to persons who have previously elected to receive dividends in Sterling and such election remains in place at the Scheme Record Time (as defined in the Scheme).

107.7	If the Scheme shall not have become effective by the date referred to in clause 9(b) of the Scheme (or such later date, if any, as Barrick and the Company may agree and the Jersey Court and the Panel may allow, if such consent is required), this Article 107 shall be of no effect.

107.8	Notwithstanding any other provision of these Articles, the Directors may refuse to register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Date.

107.9	Notwithstanding any other provision of these Articles, the Directors may refuse to register the transfer of any Shares other than as provided by this Article.”

4 October 2018

By Order of the Board

Martin Welsh

Company Secretary

Registered Office:

3rd Floor, Unity Chambers

28 Halkett Street, St Helier

Jersey JE2 4WJ

Channel Islands

Registered in Jersey No. 62686

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Notes:

1.	A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to exercise all or any of his rights to attend and vote at the Extraordinary General Meeting and any adjournment(s) thereof. A member may appoint more than one proxy in relation to the Extraordinary General Meeting, provided that each proxy is appointed to exercise the rights attaching to a different share or shares held by him. A proxy need not be a member of the Company.

2.	The appointment of a proxy does not preclude a member from subsequently attending and voting at the Extraordinary General Meeting, or any adjournment thereof, in person if he so wishes and is entitled to do so.

3.	A WHITE Form of Proxy and a reply paid envelope for use by shareholders is enclosed. Please read carefully the instructions on how to complete the form. To be valid, a duly completed WHITE Form of Proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of attorney or other authority, must be received by Computershare Investor Services (Jersey) Limited at c/o The Pavilions, Bridgwater Road, Bristol, United Kingdom BS99 6ZY, not later than 9.15 a.m. on 4 November 2018 or, if the Extraordinary General Meeting is adjourned for less than 28 days but more than 48 hours, not less than 24 hours before the time fixed for the adjourned meeting. If the WHITE Form of Proxy is not returned by such time, it will be invalid unless the Extraordinary General Meeting is adjourned for not more than 48 hours, in which case the WHITE Form of Proxy may be handed to a representative of Computershare Investor Services (Jersey) Limited, or behalf of the Chairman of the Extraordinary General Meeting, or to the Chairman of the Extraordinary General Meeting, before the start of the Extraordinary General Meeting.

4.	As an alternative to completing and returning the WHITE Form of Proxy, proxies may be appointed electronically by logging on to the following website: www.investorcentre.co.uk/eproxy and following the instructions there. Scheme Shareholders will need their investor code, which is set out in their personalised Form of Proxy, if they have not previously registered with www.investorcentre.co.uk/eproxy.

5.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as specified in the CREST Manual (available via http://www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s agent (ID 3RA50) not later than the time stated in Note 3 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change in instructions to proxies appointed though CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. Reference should be made to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

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The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Article 34 of the Companies (Uncertificated Securities) (Jersey) Order 1999.

6.	To change your proxy instructions simply submit a new proxy appointment using the methods described herein. Note that the cut-off time for receipt of proxy appointments (see above) also applies in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded. Where you have appointed a proxy using the hard copy proxy form and you would like to change the instructions using another hard copy proxy form, please contact Computershare Investor Services (Jersey) Limited at c/o The Pavilions, Bridgwater Road, Bristol, United Kingdom BS99 6ZZ. When two or more valid but differing appointments of proxy are delivered or received for the same share for use at the Extraordinary General Meeting, the one which is last validly delivered or received (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is not able to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

7.	Copies of the Company’s existing articles of association and copies of the articles of association as proposed to be amended by the special resolution set out in the notice of Extraordinary General Meeting are available for inspection at Computershare Investor Services (Jersey) Limited at c/o The Pavilions, Bridgwater Road, Bristol, United Kingdom BS99 6ZZ and at the Company’s registered office at 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey JE2 4WJ, Channel Islands until opening of business on the day on which the Extraordinary General Meeting is held and will also be available for inspection at the place of the Extraordinary General Meeting for at least 15 minutes prior to the Extraordinary General Meeting.

8.	Only those Randgold Shareholders registered in the register of members of the Company as at 9.15 a.m. on 3 November 2018 or, in the event that the Extraordinary General Meeting is adjourned, in such register 48 hours before the time set for the adjourned meeting, shall be entitled to attend or vote at the Extraordinary General Meeting in respect of the number of Randgold Shares registered in their names at the relevant time. Changes to entries after the relevant time will be disregarded in determining the rights of any person to attend or vote at the Extraordinary General Meeting.

9.	In the case of joint holders of Randgold Shares, any one such joint holder may tender a vote, whether in person or by proxy, at the Extraordinary General Meeting, but if more than one such joint holder shall tender a vote the vote of the person named first in the register of members of the Company shall be accepted to the exclusion of the other joint holder(s).

10.	As at 1 October 2018 (being the last practicable date before the publication of this Notice), the Company’s issued ordinary share capital consists of 94,475,346 ordinary shares of US$ 0.05 each carrying one vote each. 58,186 ordinary shares are currently held on trust on terms which do not confer voting rights. Therefore, the total voting rights in the Company as at 1 October 2018 are 94,417,160.

11.	Any corporation which is a member can appoint a corporate representative who may exercise on its behalf all of its powers as a member. Under Jersey law it is possible for a body corporate to appoint more than one corporate representative. The rules and law governing how multiple corporate representatives may vote and act are set out in Article 93 of the Companies (Jersey) Law 1991 (as amended).

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Merrill Corporation Ltd, London

18-36000-1